As filed with the Securities and Exchange Commission on November 16, 2005
Registration No. 333-128676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Castle Brands Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2080	41-2103550
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
570 Lexington Avenue, 29th Floor
New York, NY 10022
(646) 356-0200

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)
Mark Andrews
Chief Executive Officer
Castle Brands Inc.
570 Lexington Avenue, 29th Floor
New York, NY 10022
(646) 356-0200

(Name, Address Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
Copies to:

John E. Schmeltzer, III, Esq. Andrew P. Beame, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, NY 10036 Telephone: (212) 336-2000 Facsimile: (212) 336-2222	Elise M. Adams, Esq. Christin R. Cerullo, Esq. Blank Rome LLP 405 Lexington Avenue New York, NY 10174 Telephone: (212) 885-5000 Facsimile: (212) 885-5001
          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate	Amount of
Title of Each Class of Securities to Be Registered	Offering Price(1)(2)	Registration Fee

Common Stock, $.01 par value per share	$34,500,000	$4,060.65(3)

(1)	Includes shares of common stock issuable upon exercise of underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(3)	Of this amount, $3,722.26 was paid by the registrant in connection with the filing of the original registration statement on September 29, 2005.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 16, 2005.
3,000,000 Shares
Common Stock

          This is an initial public offering of shares of our common stock. All of the shares to be sold in the offering are being sold by us.
          Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $8.00 and $10.00. We have applied to have our common stock quoted on the American Stock Exchange under the symbol “ROX.”
          Investing in our common stock involves risks. See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.
          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds to us (before the non-accountable expense allowance and other offering expenses)	$	$

(1)	Does not include a non-accountable expense allowance payable to the underwriters in the amount of $125,000.
          We have granted the underwriters a 30-day option to purchase up to an additional 450,000 shares of common stock from us at the initial public offering price less the underwriting discount, solely to cover over-allotments.
          The underwriters expect to deliver the shares to investors in this offering in New York, New York on or about                       , 2005.

Oppenheimer & Co.

ThinkEquity Partners LLC

Ladenburg Thalmann & Co. Inc.
                    , 2005.

Gosling's GOLD
Gosling's
BLACK SEAL
BERMUDA
BLACK RUM
OLD RUM

BORU
VODKA

PALLINI
PALLINI
PALLINI

Knappogue
IRISH
WHISKEY

CASTLE
BRANDS

SEA
WYNDE
POT STILL RUM

CLONTARF

BORU
VODKA

CELTIC CROSSING
After Dinner Drinks

Page

Prospectus Summary	1
Risk Factors	9
Forward-Looking Statements	21
Market Data and Forecasts	21
Use of Proceeds	22
Dividend Policy	23
Capitalization	24
Dilution	26
Selected Consolidated Financial Data	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	31
Business	52
Management	71
Certain Relationships and Related Party Transactions	85
Security Ownership of Certain Beneficial Owners and Management	88
Description of Securities	92
Shares Eligible for Future Sale	97
Underwriting	99
Legal Matters	103
Experts	103
Where You Can Find Additional Information	103
Index to Financial Statements	F-1
EX-1: FORM OF UNDERWRITING AGREEMENT
EX-2.1: AGREEMENT OF MERGER AND ACQUISITIONS
EX-2.2: AMENDMENT TO AGREEMENT OF MERGER AND ACQUISIITIONS
EX-10.18: AMENDED AND RESTATED EMPLOYMENT AGREEMENT
EX-10.19: AMENDED AND RESTATED EMPLOYMENT AGREEMENT
EX-10.23.1: AMENDMENT TO LETTER AGREEMENT
EX-10.52: AMENDED AND RESTATED WARRANT AGREEMENT
EX-10.53: DISTRIBUTION AGREEMENT
EX-10.54: FORM OF INDEMNIFICATION AGREEMENT
EX-10.55: AGREEMENT
EX-10.56: AGREEMENT
EX-23.1: CONSENT OF EISNER LLP
EX-23.2: CONSENT OF BDO SIMPSON XAVIER
EX-23.3: CONSENT OF BDO SIMPSON XAVIER

          You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

PROSPECTUS SUMMARY
        This summary highlights information contained elsewhere in this prospectus and does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our consolidated financial statements and related notes, before making an investment decision. All references to “we,” “us,” “our,” or “our company” refer to Castle Brands Inc. and, where appropriate, our consolidated direct and indirect subsidiaries.
Our company
        We are an emerging developer and global marketer of premium branded spirits within four growing categories of the spirits industry: vodka, rum, Irish whiskey and liqueurs/cordials. Since our formation in 1998, we have invested over $60 million in capital to develop our operating platform, acquire and grow our branded portfolio of distinctive premium spirits and establish U.S. and international sales and distribution. Our premium spirits brands include, among others, Boru vodka, Gosling’s rum, Knappogue Castle Whiskey and Pallini Limoncello.
        For our fiscal year ended March 31, 2005 and the six months ended September 30, 2005, we recorded sales of approximately 170,000 cases and 133,500 cases, respectively, which are measured based on the industry standard of nine-liter equivalent cases, and revenues of approximately $12.6 million and $10.1 million, which represented increases of 161% and 106% from revenues recorded for the prior comparable fiscal periods. These increases reflect both organic growth and growth from additions to our brand portfolio. We intend to continue our current growth through further market penetration of our brands, as well as through strategic relationships and acquisitions of both established and emerging spirits brands with global growth potential.
        We have incurred losses since inception and had an accumulated loss of $36.0 million as of September 30, 2005. For our fiscal year ended March 31, 2005 and the six months ended September 30, 2005, we incurred net losses of $12.3 million and $5.9 million, respectively. We believe that we will continue to incur sizeable net losses for the foreseeable future as we expect to make significant investment in product development and sales and marketing and to incur significant administrative expenses as we seek to grow our current and future brands.
        Since December 2003, we have acquired The Roaring Water Bay Spirits Group Limited and its affiliated companies (adding Boru vodka, Brady’s Irish cream and the Clontarf Irish whiskeys to our portfolio); entered into an exclusive marketing agreement with I.L.A.R. S.p.A., a family-owned Italian spirits company founded in 1875 (adding Pallini Limoncello to our portfolio); and established a strategic export venture, of which we own 60%, with the Gosling family in Bermuda (adding the Gosling’s rums to our portfolio). We believe that these recent brand additions, together with our already existing brands, provide us with a strong base from which we can grow our business.
Our brands

•	Boru vodka, our leading brand, is an ultra-pure, quadruple distilled and specially filtered premium vodka. We believe that it is one of the few premium vodkas produced in Ireland and also one of the largest selling premium vodkas in Ireland. It has three flavor extensions (citrus, orange and crazzberry).

•	Gosling’s rums, a family of premium rums with a 150-year history, for which we are, through our export venture, the exclusive marketer outside of Bermuda, including the award-winning Gosling’s Black Seal rum; and Sea Wynde, a premium rum developed and introduced by us in 2001.

•	Knappogue Castle Whiskey, a vintage-dated premium single-malt Irish whiskey; Knappogue Castle 1951, one of the oldest and rarest commercially available Irish whiskeys;

and the Clontarf Irish whiskeys, a family of premium Irish whiskeys, available in single malt, reserve and classic pure grain versions.

•	Brady’s Irish cream, a premium Irish cream liqueur; Celtic Crossing, a premium Irish liqueur; and, pursuant to an exclusive U.S. marketing arrangement, Pallini Limoncello, a premium Italian liqueur.
Our competitive strengths
        We believe that our competitive strengths include the following:

•	our portfolio of high quality, premium branded spirits with significant potential in the higher growth categories of the distilled spirits industry;

•	our extensive and already established U.S. distribution network within all 50 states and our growing distribution network in Europe and elsewhere;

•	our sales and marketing infrastructure, including an experienced sales force of 28 people and focused advertising, marketing and promotional programs;

•	our highly qualified and experienced management team with successful track records in brand development, the distilled spirits industry and mergers and acquisitions;

•	our flexible and efficient supply chain, which enables us to operate without owning or investing in distilleries, bottling plants or other similar facilities; and

•	our ability to forge strategic relationships with owners of both emerging and established spirits brands seeking opportunities to expand beyond their home markets.
Our growth strategy
        Our objective is to continue building a distinctive portfolio of global premium spirits brands, with a primary focus on increasing both our total and individual brand case sales. To achieve this, we intend to continue:

•	increasing market penetration of our existing spirits brands. We intend to utilize our existing distribution relationships and sales expertise to achieve growth and gain additional market share within retail stores, bars and restaurants, both domestically and internationally; add experienced salespeople in selected markets; increase sales to national chain accounts; and expand our international distribution relationships;

•	building brand awareness through innovative marketing, advertising and promotional activities. We intend to continue developing compelling campaigns to establish and reinforce the image of our brands through the coordinated efforts of our experienced internal marketing personnel and leading third-party design and advertising firms; and

•	selectively adding new premium brands to our spirits portfolio. We intend to continue developing new brands and pursuing strategic relationships, joint ventures and acquisitions to selectively expand our portfolio of premium spirits brands, particularly by capitalizing on and expanding our already demonstrated partnering capabilities.
Risk factors
        An investment in our common stock involves a high degree of risk. You should carefully consider the risks discussed in “Risk Factors” before investing in our common stock, which include the following:

•	our limited operating history;

•	our history of losses and expectation of further losses;

•	the uncertainty of the market acceptance for our products;

•	our substantial dependence on our suppliers and independent wholesale distributors;

•	our ability to identify and successfully acquire additional brands and grow existing brands;

•	our dependence on key personnel; and

•	the impact of regulatory changes on our business activities.

Our corporate information
        We are a Delaware corporation formed in July 2003 by our predecessor company, Great Spirits Company LLC, which was formed in 1998. We maintain our principal executive offices at 570 Lexington Avenue, 29th Floor, New York, NY 10022. Our telephone number is (646) 356-0200. We also have offices in Dublin, Ireland and Houston, Texas. Our website is located at www.castlebrandsinc.com. The information contained on our website or that can be accessed through our website does not constitute part of this prospectus.
Trademarks
          This prospectus includes the names of our brands, which constitute trademarks or trade names which are proprietary to and/or registered in our name or in the name of one of our subsidiaries or related companies, including, but not limited to, Castle Brandstm, Boru®, Crazzberry®, Brady’s®, Knappogue Castle Whiskey®, Clontarftm, Sea Wynde®, Celtic Crossing® and British Royal Navy Imperial Rumtm; and trademarks with respect to brands for which we have certain exclusive distribution rights and which are proprietary to and/or registered in the names of third parties, such as Pallini®, which is owned by I.L.A.R. S.p.A., and Gosling’stm, Gosling’stm Black Seal®, Gosling’stm Gold Bermuda Rumtm, Gosling’stm Old Rumtm which are owned by Gosling Brothers Limited. This prospectus also contains other brand names, trade names, trademarks or service marks of other companies and these brand names, trade names, trademarks or service marks are the property of those other companies.

The Offering

Common stock offered	3,000,000 shares

Common stock to be outstanding after this offering	11,472,007 shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $23.8 million, assuming an initial offering price of $9.00 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses. We intend to use the proceeds from this offering for working capital and general corporate purposes and to:

• increase our sales and marketing activities;

• fulfill our capital commitments to our Gosling-Castle Partners Inc. strategic export venture;

• hire additional employees; and

• repay a portion of our indebtedness.

Although we have no present commitments or agreements to do so, we may also use a portion of the net proceeds of this offering to invest in or acquire additional brands through mergers, stock or asset purchases, joint ventures, long-term exclusive distribution arrangements and/or other strategic relationships. See “Use of Proceeds.”

Proposed American Stock Exchange symbol	“ROX”

Risk factors	See “Risk Factors” immediately following this prospectus summary to read about factors you should consider before buying shares of our common stock.
          Except where otherwise indicated, the information in this prospectus assumes that the following events, each of which will occur upon the consummation of this offering, have already occurred:

•	the conversion of all of our Series A convertible preferred stock into 535,715 shares of our common stock;

•	the conversion of all of our Series B convertible preferred stock into 200,000 shares of our common stock;

•	the conversion of all of our Series C convertible preferred stock into 3,353,750 shares of our common stock;

•	our issuance of 155,371 shares of common stock in payment of all of the dividends accrued on our preferred stock through the estimated closing of this offering, including 125,213 shares issued in payment of the $840,044 in accrued dividends outstanding as of September 30, 2005;

•	the conversion of all €1,374,750 ($1,656,298) principal amount of our 5% euro denominated convertible subordinated notes into 263,362 shares of our common stock; and

•	the conversion of $6.0 million of the $15.0 million principal amount of our 6% convertible notes into 857,143 shares of our common stock.
          The number of shares of common stock to be outstanding after this offering excludes the following:

•	2,000,000 shares of common stock reserved for issuance upon the exercise of stock options granted or that may be granted under our stock incentive plan, including 878,500 shares of common stock reserved for issuance upon the exercise of currently outstanding stock options, with a weighted average exercise price of $6.83 per share;

•	10,000 shares of common stock reserved for issuance upon the exercise of stock options granted outside of our stock incentive plan, with an exercise price of $6.00 per share;

•	598,618 shares of common stock reserved for issuance upon the exercise of outstanding warrants, with a weighted average exercise price of $7.67 per share; and

•	1,125,000 shares of common stock reserved for issuance upon the conversion of $9.0 million principal amount of our 6% convertible notes, with a conversion price of $8.00 per share.
          Unless otherwise indicated, the information in this prospectus also assumes that the underwriters do not exercise their over-allotment option to purchase up to 450,000 additional shares of common stock from us.
Currency Translation
          The functional currency for our foreign operations is the euro in Ireland and the British pound in the United Kingdom. With respect to our consolidated financial statements, the translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of other comprehensive income. Gains or losses resulting from foreign currency transactions are included in other income/expenses.
          Where in this prospectus we refer to amounts in euros or British pounds, we have for your convenience also in certain cases provided a translation of those amounts to U.S. dollars in parenthesis. Where the numbers refer to a specific balance sheet date account or financial statement period account, we have used the exchange rate that was used to perform the translations in connection with the applicable financial statement. In all other instances, unless otherwise indicated, the translations have been made using the exchange rates as of September 30, 2005, each as calculated from the Interbank exchange rates as reported by Oanda.com. On September 30, 2005, the exchange rate of the euro dollar in exchange for U.S. dollars and the exchange rate of the British pound in exchange for U.S. dollars were €1.00 = U.S. $1.2048 (equivalent to U.S. $1.00 = €0.8300) for euros and £1.00 = U.S. $1.7628 (equivalent to U.S. $1.00 = £0.5673) for British pounds.
          These translations should not be construed as representations that the euro and British pound amounts actually represent U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

Summary Consolidated Financial Information
          The following tables set forth summary consolidated financial data and other data for the periods ended and as of the dates indicated. The summary financial data for the fiscal years ended March 31, 2003, 2004 and 2005 have been derived from our historical audited consolidated financial statements. The summary consolidated financial data presented as of and for the six months ended September 30, 2004 and 2005 have been derived from our unaudited interim consolidated financial statements, which in the opinion of our management include all adjustments, consisting of only normal recurring adjustments, that we considered necessary for a fair presentation of our financial position and results of operations as of and for such unaudited periods. The historical results are not necessarily indicative of results to be expected for future periods, and results for the six month period ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year ending March 31, 2006. You should read the following summary financial data and other data in conjunction with our consolidated financial statements, including the related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
          In December 2003, we acquired The Roaring Water Bay Spirits Group Limited and The Roaring Water Bay Spirits Marketing and Sales Company Limited, together, with their subsidiaries, referred to as Roaring Water Bay. The summary financial and other data presented in the tables below includes the results of operations of Roaring Water Bay commencing as of the December 1, 2003 closing date of the acquisition. If we assume, for comparative purposes only, that the acquisition occurred as of April 1, 2003, the beginning of our fiscal year ended March 31, 2004, our unaudited pro forma results of operations for our fiscal year ended March 31, 2004 would have been: sales, net $8.6 million; gross profit $3.5 million; net loss $(6.5) million; and net loss per common share – basic and diluted $(2.92). These pro forma results are not necessarily indicative, however, of the results of operations that actually would have resulted had the acquisition occurred on April 1, 2003 or of future results.
          In January 2005, we entered into a distribution agreement with Gosling’s Export (Bermuda) Limited, referred to as Gosling’s Export, giving us the exclusive distribution rights with respect to the Gosling’s rum products in the United States and, subsequently, in the United Kingdom. Thereafter, we expanded this relationship in February 2005, when we purchased a 60% controlling interest in a newly formed entity now named Gosling-Castle Partners Inc., a strategic venture that was formed to acquire, through an export agreement with Gosling’s Export, the global (excluding Bermuda) distribution rights with respect to the Gosling’s rums, including an assignment by Gosling’s Export to Gosling-Castle Partners of its rights under our January 2005 distribution agreement. This export agreement was entered into with Gosling’s Export in February 2005, prior to our investment in Gosling-Castle Partners, and became effective on April 1, 2005. The summary financial and other data presented in the tables below include our sales of Gosling’s products in the United States and the United Kingdom under our distribution agreement commencing as of its January 1, 2005 effective date and include the results of operations of Gosling-Castle Partners commencing as of the February 18, 2005 closing date of our investment in such entity, with adjustments for minority interest. Gosling-Castle Partners had no operations prior to its February 2005 formation and no meaningful operations prior to the April 1, 2005 commencement of its export agreement.
          The “other data” presented below relates to our case sales, which are measured based on the industry standard of nine-liter equivalent cases, an important measure in our industry that we use to evaluate the effectiveness of our operations and overall financial performance. We believe that by providing this information investors can better assess trends in our business. Net sales per case is total net sales for the applicable period presented, divided by the total number of cases sold during the period. Gross profit per case and selling expense per case are derived by dividing our gross profit and selling expense, respectively, for the applicable period presented by the number of cases sold for such period.

				Six months ended
	Year ended March 31,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Consolidated statement of operations data (in thousands):
Sales, net	$2,419	$4,827	$12,618	$4,901	$10,080
Cost of sales	1,428	3,285	8,745	2,960	6,181

Gross profit	991	1,542	3,873	1,941	3,899

Selling expense	3,348	5,398	11,569	6,105	6,517
General and administrative expense	818	1,960	3,637	1,505	2,302
Depreciation and amortization	72	174	167	131	379

Operating loss	(3,247)	(5,990)	(11,500)	(5,800)	(5,299)

Other income	—	2	124	123	39
Other expense	(3)	(82)	(45)	(34)	(19)
Foreign exchange gain/(loss)	(8)	(85)	120	(338)	(347)
Income tax benefit	—	—	—	—	74
Interest expense, net	(182)	(304)	(998)	(578)	(620)
Minority interests	—	35	5	2	224

Net loss	$(3,440)	$(6,424)	$(12,294)	$(6,625)	$(5,948)

Less: preferred stock dividends	15	558	526	310	203

Net loss attributable to common stockholders	$(3,455)	$(6,982)	$(12,820)	$(6,935)	$(6,151)

Net loss per common share — basic and diluted	$(1.88)	$(3.12)	$(4.13)	$(2.23)	$(1.98)

Weighted average shares outstanding — basic and diluted	1,841	2,237	3,107	3,107	3,107
Pro forma net loss per common share — basic and diluted(1)			$(1.46)	$(0.82)	$(0.71)

Pro forma weighted average common shares outstanding — basic and diluted(1)			8,472	8,472	8,472

Other data (unaudited):
Number of case sales	21,708	64,013	170,060	72,368	133,492
Net sales per case	$111.43	$75.41	$74.20	$67.72	$75.51
Gross profit per case	$45.70	$24.09	$22.77	$26.82	$29.21
Selling expense per case	$154.23	$84.33	$68.03	$84.36	$48.82

(1)	Assumes the conversion as of April 1, 2004 of: all shares of preferred stock outstanding as of September 30, 2005, including 535,715 shares of Series A convertible preferred stock, 200,000 shares of Series B convertible preferred stock and 3,353,750 shares of Series C convertible preferred stock, into an aggregate of 4,089,465 shares of common stock; the accrued and unpaid preferred stock dividends accrued through the estimated closing date of this offering into 155,371 shares of common stock, including $840,044 of accrued dividends outstanding as of September 30, 2005 into 125,213 shares of common stock; the $1.7 million principal amount of our 5% euro denominated convertible notes outstanding as of September 30, 2005 into 263,362 shares of common stock; and $6.0 million of the $15.0 million principal amount of our 6% convertible notes that was outstanding as of September 30, 2005 into 857,143 shares of common stock; for an aggregate of 5,365,341 shares of common stock. Also assumes the expensing of the deferred financing charges associated with the $6.0 million of our 6% convertible notes referred to above and the reversal of previously recorded interest expense and corresponding changes in foreign exchange gain/(loss) related to the converting debt.

Summary balance sheet data
(in thousands):

	As of September 30, 2005

			Pro forma
	Actual	Pro forma	as adjusted

		(unaudited)
Cash and cash equivalents	$8,527	$8,527	$31,632
Working capital	11,753	11,753	35,945
Total assets	50,720	50,380	72,661
Total debt	24,981	17,325	16,724
Total liabilities	36,844	28,347	26,820
Total stockholders’ equity (deficiency)	(17,709)	18,926	42,734
          The “pro forma” information included in the summary balance sheet data as of September 30, 2005 gives effect at that date to the following pro forma adjustments:

•	our accrual of additional preferred stock dividends on our convertible preferred stock from October 1, 2005 through the estimated closing date of this offering in the aggregate amount of $224,060;

•	our issuance of an additional 5,365,341 shares of our common stock upon (a) the conversion of all of our preferred stock into 4,089,465 shares, (b) our payment of all of the dividends accrued on our convertible preferred stock as of the estimated closing date of this offering, including those accrued since September 30, 2005, with 155,371 shares of our common stock, and (c) the conversion of $7.7 million of our indebtedness into 1,120,505 shares of our common stock; all of which issuances will occur upon the consummation of this offering; and

•	the reversal of previously recorded interest expense and corresponding changes in foreign exchange gain/(loss) related to the indebtedness referred to above, in the aggregate net amount of ($98,405), and the expensing of the $339,823 in deferred financing charges associated with the $6.0 million of our 6% convertible notes included in such indebtedness.

          The “pro forma as adjusted” information as of September 30, 2005 gives effect at that date to the foregoing pro forma adjustments as well as to the following additional events:

•	our sale of the 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover page of this prospectus; and

•	our receipt of the estimated net proceeds therefrom, after deducting the underwriting discounts and commissions and other expenses of this offering and giving effect to our repayment from such proceeds of $729,809 of our indebtedness, including $101,330 of accrued interest, outstanding as of September 30, 2005. Does not include $115,082 of additional interest that will accrue from October 1, 2005 through the estimated closing date of this offering and that will be repaid from the proceeds of this offering.

RISK FACTORS
          You should carefully consider the following risks and all other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the events or developments described below actually occurs, our business, financial condition and results of operations may suffer. In that case, the trading price of our common stock may decline and you could lose all or part of your investment.
Risks related to our business
Our future success is highly uncertain and cannot be predicted based upon our limited operating history.
          Although our predecessor was formed in 1998, most of our brands, including Boru vodka, our leading brand, have only been acquired or introduced by us since our formation in July 2003. As a result, compared to most of our current and potential competitors, we have a relatively short operating history and our brands are early in their growth cycle. Additionally, we anticipate acquiring brands in the future that are unlikely to have established global brand recognition. Accordingly, it is difficult to predict when or whether we will be financially and operationally successful, making our business and future prospects difficult to evaluate. In making your evaluation of our prospects, you should consider that we are an emerging company with products that, as yet, have limited brand recognition and unproven global or broad-based market acceptance. As a result, we may encounter many expenses, delays, problems and difficulties that we have not anticipated and for which we have not planned. If we are unable to address these issues, if and when they arise, we may never be financially or operationally successful.
We have a history of losses, we expect to experience continuing losses for the foreseeable future, and we may never achieve profitability.
          We have incurred losses since inception and had an accumulated loss of $36.0 million as of September 30, 2005. We believe that we will continue to incur sizeable net losses for the foreseeable future as we expect to make continued and significant investment in product development, and sales and marketing and to incur significant administrative expenses as we seek to grow our current and future brands. We also anticipate that our cash allocations will exceed our income from sales for the foreseeable future. Despite our anticipated aggressive marketing expenditures, our products may never achieve widespread market acceptance and may not generate sales and profits to justify our investment. In addition, we may find that our expansion plans are more costly than we currently anticipate and that they do not ultimately result in commensurate increases in our sales, which would further increase our losses. If we continue to incur expenses at a greater rate than our revenues, we may never achieve profitability.
We may require additional capital to finance the acquisition of additional brands and to grow existing brands and our inability to raise such capital on beneficial terms or at all could harm our operations and restrict our growth.
          While the proceeds of this offering are expected to last us for at least the next 12 months, we may require additional capital in the future on an accelerated basis to fund potential acquisitions of new brands, expansion of our product lines, and increased sales, marketing and advertising costs with respect to our existing and any newly acquired brands. If, at such time, we have not generated sufficient cash from operations to finance those additional capital needs, we will need to raise additional funds through private or public equity and/or debt financing. We cannot assure you that, if and when needed, additional financing will be available to us on acceptable terms or at all. If additional capital is needed and either unavailable or cost prohibitive, our growth may be limited as we may need to change our business strategy to slow the rate of, or eliminate, our expansion or reduce or curtail our operations. In addition, any additional financing we undertake could impose covenants upon us that restrict our operating flexibility, and, if we issue equity securities to raise capital, our existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.
We are dependent on a limited number of suppliers. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the marketplace. We also have annual purchase obligations with certain suppliers.
          We depend on a limited number of third-party suppliers for the sourcing of all of our products, including both our own proprietary brands and those we distribute for others. These suppliers consist of third-party distillers, bottlers and producers in the United States, Bermuda, the Caribbean and Europe. We rely on the owners of Gosling’s rum and Pallini Limoncello to produce their brands for us. With respect to our proprietary products, we, in several instances, rely on a single supplier to fulfill one or all of the manufacturing functions for one or more of our brands. For instance, The Carbery Group is the sole distillery for Boru vodka, our leading brand; Irish Distillers Limited is the sole provider of our single malt, blended and grain Irish whiskey; Gaelic Heritage Corporation Limited is the sole producer of our Celtic Crossing Irish liqueur; and Terra Limited is not only the sole producer of our Brady’s Irish cream liqueur but also the only bottler of both our Boru vodka and our Irish whiskeys. We do not have long-term written agreements with all of our suppliers. In addition, if we fail to complete purchases of products ordered annually, certain suppliers have the right to bill us for product not purchased during the period. The termination of our written or oral agreements, or an adverse change in the terms of these agreements could have a negative impact on our business. If our suppliers increase their prices, we may not have alternative sources of supply and may not be able to raise the prices of our products to cover all or even a portion of the increased costs. In addition, our suppliers’ failure to perform satisfactorily or handle increased orders, delays in shipments of products from international suppliers, or the loss of our existing suppliers, especially our key suppliers, could cause us to fail to meet orders for our products, lose sales, incur additional costs and/or expose us to product quality issues. In turn, this could cause us to lose credibility in the marketplace and damage our relationships with distributors, ultimately leading to a decline in our business and results of operations.
We cannot yet act as our own importer of record in the United States and rely entirely on MHW Ltd. to perform this function for us. The loss of its services could thus significantly interrupt our U.S. sales and harm our reputation, our business and our results of operations.
          In the United States, there is a three-tier distribution system for imported spirits: the imported brand is sold to a licensed importer; the importer sells the imported brand to a wholesale distributor; and the distributor sells the imported brand to retail liquor stores, bars, restaurants and other outlets in the states in which it is licensed to sell alcohol. While we own most of our brands, we cannot yet act as our own importer as we do not currently have any of the state licenses necessary to sell our products to the distributors. We have, as a result, historically depended on MHW Ltd. to serve in this capacity for us. In addition to acting as importer of record for us, MHW also provides and supervises storage and transportation of our products to local wholesale distributors and provides several accounting and payment related services to us. Until we are licensed in a majority of the states and bring these services in-house, the loss of MHW’s services or its poor performance, either nationally or at a state level, could significantly interrupt or decrease our U.S. sales and harm our reputation, our business and our results of operations. In addition, while MHW purchases product from us to fill wholesale orders, MHW is not liable to us for any unpaid balances due from the distributors on these orders. Accordingly, the inability or failure of MHW to collect accounts receivable from our distributors could also cause a decline in our results of operations.
          In addition, until recently, it was much more cost effective for us to use MHW as our U.S. importer and to rely on its state licenses rather than expend the resources necessary to set up the required licensing infrastructure internally. At this stage of our growth, however, our fees to MHW, which are based in part on our case sale volumes, are now reaching the point where it may be more economical for us to assume the role of importer ourselves. While we have commenced this process, we currently hold only the federal importer and wholesaler license required by the Alcohol and Tobacco Tax and Trade Bureau. Until we have obtained the requisite licenses in a majority of the states, a process that could take as long as a year, we must continue to rely on MHW to perform the importing function for us and, if we continue to grow, pay increasing fees to it for these services.
We are substantially dependent upon our independent wholesale distributors. The failure or inability of even a few of our distributors to adequately distribute our products within their territories could harm our sales and result in a decline in our results of operations.
          We are required by law to use state licensed distributors or, in 18 states known as “control states,” state-owned agencies performing this function, to sell our products to retail outlets, including liquor stores, bars, restaurants and national chains in the United States. We have established relationships for our brands with wholesale distributors in each state; however, failure to maintain those relationships could significantly and adversely affect our business, sales and growth. Over the past decade there has been increasing consolidation, both intrastate and interstate, among distributors. As a result, many states now have only two or three significant distributors. In addition, there are several distributors that now control distribution for not just one state but several states. As a result, if we fail to maintain good relations with a distributor, our products could in some instances be frozen out of one or more markets entirely. The ultimate success of our products also depends in large part on our distributors’ ability and desire to distribute our products to the desired U.S. target markets, as we rely significantly on them for product placement and retail store penetration. We have no distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. Moreover, all of them also distribute competitive brands and product lines. We cannot assure you that our distributors will continue to purchase our products, commit sufficient time and resources to promote and market our brands and product lines or that they can or will sell them to our desired or targeted markets. If they do not, our sales will be harmed, resulting in a decline in our results of operations.
          While most of our international markets do not require the use of independent distributors by law, we have chosen to conduct our sales through distributors in all of our markets and, accordingly, we face similar risks to those set forth above with respect to our international distribution. In the Republic of Ireland, one of our larger international markets, we rely on Comans Wholesale Limited as the exclusive distributor of our leading brand, Boru vodka. Comans has not historically carried all of our products, and there are only a limited number of viable distributors in the Republic of Ireland.
The sales of our products could decrease significantly if we cannot secure and maintain listings in the control states.
          In the control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products selected for listing must generally reach certain volumes and/or profit levels to maintain their listings. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers through special orders, if at all. If, in the future, we are unable to maintain our current listings in the 18 control states, or secure and maintain listings in those states for any additional products we may acquire, sales of our products could decrease significantly.
If we are unable to identify and successfully acquire additional premium brands that are complementary to our existing portfolio, our growth will be limited, and, even if they are acquired, we may not realize planned benefits due to integration difficulties or other operating issues.
          A key component of our growth strategy is the acquisition of additional premium spirits brands that are complementary to our existing portfolio through acquisitions of such brands or their corporate owners, either directly or through mergers, joint ventures, long-term exclusive distribution arrangements and/or other strategic relationships. If we are unable to identify suitable brand candidates and successfully execute our acquisition strategy our growth will be limited. In addition, even if we are successful in acquiring additional brands, we may not be able to achieve or maintain profitability levels that justify our investment in, or realize operating and economic efficiencies or other planned benefits with respect to, those additional brands. The addition of new products or businesses entails numerous risks with respect to integration and other operating issues, any of which could have a detrimental effect on our results of operations and/or the value of our equity. These risks include:

•	difficulties in assimilating acquired operations or products;

•	unanticipated costs that could materially adversely affect our results of operations;

•	negative effects on reported results of operations from acquisition related charges and amortization of acquired intangibles;

•	diversion of management’s attention from other business concerns;

•	adverse effects on existing business relationships with suppliers, distributors and retail customers;

•	risks of entering new markets or markets in which we have limited prior experience; and

•	the potential inability to retain and motivate key employees of acquired businesses.
In addition, there are special risks associated with the acquisition of additional brands through joint venture arrangements. While we own a controlling interest in our Gosling-Castle Partners Inc. strategic export venture, we may not have the majority interest in, or control of, future joint ventures that we may enter into. There is, therefore, risk that our joint venture partners may at any time have economic, business or legal interests or goals that are inconsistent with our interests or goals or those of the joint venture. There is also risk that our current or future joint venture partners may be unable to meet their economic or other obligations and that we may be required to fulfill those obligations alone.
          Our ability to grow through the acquisition of additional brands will also be dependent upon the availability of capital to complete the necessary acquisition arrangements. We intend to finance our brand acquisitions through a combination of the proceeds of this offering, our available cash resources, bank borrowings and, in appropriate circumstances, the further issuance of equity and/or debt securities. Acquiring additional brands could have a significant effect on our financial position, and could cause substantial fluctuations in our quarterly and yearly operating results. Also, acquisitions could result in the recording of significant goodwill and intangible assets on our financial statements, the amortization or impairment of which would reduce reported earnings in subsequent years.
Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future rendering quarter-to-quarter comparisons unreliable as indicators of performance.
          Our quarterly revenues and operating results have varied in the past due to seasonality of our industry and the timing of our major marketing campaigns and brand additions. For instance, in our industry peak sales in each major category generally occur in the fourth calendar quarter, which is our third fiscal quarter. As a result, our third fiscal quarter revenues (those for the quarter ending December 31) are generally significantly higher than other quarters and, for the fiscal year ended March 31, 2005, accounted for over 38% of our revenues for that year. Our quarterly operating results are likely to continue to vary significantly from quarter to quarter in the future for the same reasons. As a result, we believe that quarter-to-quarter comparisons of our revenues and operating results are not meaningful, rendering them unreliable as indicators of performance.

Currency exchange rate fluctuations and devaluations could cause a significant adverse effect on our revenues, sales and overall financial results.

          For the fiscal year ended March 31, 2005 and the six months ended September 30, 2005, non-U.S. operations accounted for approximately 47% and 32%, respectively, of our revenues. Therefore, gains and losses on the conversion of foreign payments into U.S. dollars could cause fluctuations in our results of operations, and fluctuating exchange rates could cause reduced revenues and/or gross margins from non-U.S. dollar-denominated international sales. Also, for the fiscal year ended March 31, 2005 and the six months ended September 30, 2005, euro denominated sales accounted for approximately 34% and 23%, respectively, of our total revenue and British pound denominated sales accounted for approximately 13% and 9%, respectively, of our total revenue, so a substantial change in the rate of exchange between the U.S. dollar and the euro or British pound could have a significant adverse affect on our financial results. Our ability to acquire spirits, and produce and sell our products at favorable prices, will also depend in part on the relative strength of the U.S. dollar. We may not be able to insure or hedge against these risks.
Adverse public opinion about alcohol could reduce demand for our products.
          Anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements, higher taxes and other regulations designed to discourage consumption of beverage alcohol. More restrictive regulations, negative publicity regarding alcohol consumption and/or changes in consumer perceptions of the relative healthfulness or safety of beverage alcohol could decrease sales and consumption of alcohol and thus the demand for our products. This could, in turn, significantly decrease both our revenues and our revenue growth, causing a decline in our results of operations.
Class action or other litigation relating to alcohol abuse or the misuse of alcohol could deplete our cash and divert our personnel resources and, if successful, significantly harm our business.
          Our industry faces the possibility of class action or other similar litigation alleging that the continued excessive use or abuse of beverage alcohol has caused death or serious health problems. It is also possible that federal, state or foreign governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the tobacco industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type.
          In addition, lawsuits have been brought recently in nine states alleging that beer and spirits manufacturers have improperly targeted underage consumers in their advertising. The plaintiffs in these actions claim that the defendants’ advertising “disproportionately” targeted underage consumers, by using youthful themes, humor and other subjects that are attractive to young persons. Plaintiffs in these cases allege that the defendants’ advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, it is possible we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time consuming to defend against, depleting our cash and diverting our personnel resources and, if the plaintiffs in such actions were to prevail, our business could be harmed significantly.
Our and our strategic partners’ failure to protect our respective trademarks, service marks and trade secrets could compromise our competitive position and decrease the value of our brand portfolio.
          Our business and prospects depend in part on our, and with respect to our agency or joint venture brands, our strategic partners’, ability to develop favorable consumer recognition of our brands and trademarks. Although both we and our strategic partners actively apply for registration of our brands and trademarks, they could be imitated in ways that we cannot prevent. In addition, we rely on trade secrets and proprietary know-how, concepts and formulas. Our methods of protecting this information may not be adequate. Moreover, we may face claims of misappropriation or infringement of third parties’ rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and result in a judgment or monetary damages being levied against us. We do not maintain non-competition agreements with all of our executives and key personnel or with some of our key suppliers. If competitors independently develop or otherwise obtain access to our or our strategic partners’ trade secrets, proprietary know-how or recipes, the appeal, and thus the value, of our brand portfolio could be reduced, negatively impacting our sales and growth potential.
We depend on our key personnel. If we lose the services of any of these individuals or fail to hire and retain additional management personnel as we grow, we may not be able to implement our business strategy or operate our business effectively.
          We rely on a small number of key individuals to implement our plans and operations, including Mark Andrews, our chairman and chief executive officer, Keith A. Bellinger, our president and chief operating officer, and T. Kelley Spillane, our senior vice president — U.S. sales, as well as our other executive officers and our regional and foreign sales managers. While we currently maintain key person life insurance coverage on the lives of Messrs. Andrews and Spillane, that insurance may not be available to us in the future or the proceeds therefrom may not be adequate to replace the services of these managers. To the extent that the services of any of these individuals become unavailable, we will be required to hire other qualified personnel, and we may not be successful in finding or hiring adequate replacements. As a result, if we lose the services of any of these individuals, we may not be able to implement our business strategy or operate our business effectively. Further, our management of future growth and our successful integration of any acquired brands or companies will require substantial additional attention from our senior management team and require us to retain additional qualified management personnel and to attract and train new personnel. Failure to successfully retain and hire needed personnel to manage our growth and development would harm our ability to implement our business plan and grow our business.
If the change in status of the former managing directors of our Irish subsidiaries, from full-time employees to part-time consultants, were to harm any of our foreign distribution and supplier relationships, our international sales could decline and our production activities could be interrupted.
          We and the founders of our Irish subsidiaries, David Phelan and Patrick Rigney, have recently agreed to modify Messrs. Phelan’s and Rigney’s relationships with our company from that of full-time employees of our Irish subsidiaries and members of our board of directors to part-time consultants, pursuant to consulting agreements with them expiring in May 2007 and June 2006, respectively. Mr. Rigney is no longer an employee and presently serves as a part-time consultant. Mr. Phelan will continue as an employee until November 30, 2005, after which time he will begin his service as a part-time consultant. Messrs. Phelan and Rigney were instrumental in creating, developing and marketing Boru vodka in Ireland, the United Kingdom and a number of European countries, both while with Roaring Water Bay and, following our merger in 2003, while with us. Messrs. Phelan and Rigney were also responsible for developing the brand and obtaining its production and bottling from The Carbery Group and Terra Limited, both of which companies continue to be significant suppliers of ours. If we were to lose any of our key distributors or suppliers as a result of the change in status of Messrs. Phelan or Rigney, we would need to engage other key distributors and suppliers. If in such circumstances we were unable to engage adequate replacement firms, our international sales could decline and our production activities could be interrupted.

Regulatory decisions and changes in the legal, regulatory and tax environment in the countries in which we operate could limit our business activities or increase our operating costs and reduce our margins.
          Our business is subject to extensive regulation regarding production, distribution, marketing, advertising and labeling of beverage alcohol products in all of the countries in which we operate. We are required to comply with these regulations and to maintain various permits and licenses. We are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell spirits. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits, or those of MHW on whom we are currently dependent to import and distribute our products in the United States. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential.
          In addition, the distribution of beverage alcohol products is subject to extensive taxation both in the United States and internationally (and, in the United States, at both the federal and state government levels), and beverage alcohol products themselves are the subject of national import and excise duties in most countries around the world. An increase in taxation or in import or excise duties could also significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.
We could face product liability or other related liabilities that increase our costs of operations and harm our reputation.
          Although we maintain liability insurance and will attempt to limit contractually our liability for damages arising from our products, these measures may not be sufficient for us to successfully avoid or limit liability. Our product liability insurance coverage is limited to $1.0 million per occurrence and $2.0 million in the aggregate and our general liability umbrella policy is capped at $10.0 million. Further, any contractual indemnification and insurance coverage we have from parties supplying our products is limited, as a practical matter, to the creditworthiness of the indemnifying party and the insured limits of any insurance provided by these suppliers. In any event, extensive product liability claims could be costly to defend and/or costly to resolve and could harm our reputation.
Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.
          The success of our brands depends upon the positive image that consumers have of them. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brands, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the distillation process could lead to low beverage quality as well as illness among, or injury to, consumers of our products and could result in reduced sales of the affected brand or all of our brands. Also, to the extent that third parties sell products that are either counterfeit versions of our brands or brands that look like our brands, consumers of our brands could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brands in the future and in turn could impair our brand equity and adversely affect our sales and operations.

We must maintain a relatively large inventory of our products to support customer delivery requirements, and if this inventory is lost due to theft, fire or other damage or becomes obsolete, our results of operations would be negatively impacted.
          We must maintain relatively large inventories to meet customer delivery requirements for our products. We are always at risk of loss of that inventory due to theft, fire or other damage, and any such loss, whether insured against or not, could cause us to fail to meet our orders and harm our sales and operating results. In addition, our inventory may become obsolete as we introduce new products, cease to produce old products or modify the design of our products’ packaging, which would increase our operating losses and negatively impact our results of operations.
We have a material amount of goodwill and other intangible assets. If, as a result of newly adopted accounting standards, we are in the future required to write down a portion of this goodwill and other intangible assets, it would increase our net loss.
          As of September 30, 2005, goodwill represented approximately $11.6 million, or 23% of our total assets and other intangible assets represented approximately $14.5 million, or 29% of our total assets. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceed the fair value of the net assets acquired. We adopted Statement of Financial Accounting Standard No. 142, or SFAS No. 142, entitled “Goodwill and Other Intangible Assets” in its entirety, on April 1, 2004. Under SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized, but instead are subject to a periodic impairment evaluation based on the fair value of the reporting unit. Any write-down of goodwill or intangible assets resulting from future periodic evaluations would increase our net loss and those increases could be material.
Our existing and future debt obligations could impair our liquidity and financial condition.
          As of September 30, 2005, we had total consolidated indebtedness of approximately $25.0 million (or approximately $17.3 million after giving pro forma effect to the conversion in connection with this offering of approximately $7.7 million principal amount of our outstanding indebtedness into shares of our common stock). We may incur additional debt in the future to fund all or part of our capital requirements. Our outstanding debt and future debt obligations could impair our liquidity and could:

•	make it more difficult for us to satisfy our other obligations;

•	require us to dedicate a substantial portion of any cash flow we may generate to payments on our debt obligations, which would reduce the availability of our cash flow to fund working capital, capital expenditures and other corporate requirements;

•	impede us from obtaining additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and

•	make us more vulnerable in the event of a downturn in our business prospects and limit our flexibility to plan for, or react to, changes in our industry.
          If we were to fail in the future to make any required payment under agreements governing our indebtedness or fail to comply with the financial and operating covenants contained in those agreements, we would be in default as regards to that indebtedness. A debt default could significantly diminish the market value and marketability of our common stock. If the lenders were to require immediate payment, we might not have sufficient assets to satisfy our obligations under our credit facility, our subordinated notes or our other indebtedness. Our lenders would have the ability to require that we immediately pay all outstanding indebtedness, and we might not have sufficient assets to satisfy their demands. In such event, we could be forced to seek protection under bankruptcy laws, which could significantly harm our reputation and sales and significantly reduce the price of our common stock.

Risks related to this offering
The market price for our common stock may be volatile, which could reduce the market price of our common stock.
          There has been no public market for our common stock prior to this offering. Following this offering, and regardless of whether an active and liquid public market for our common stock is ever developed or sustained fluctuations in our actual or anticipated operating results may cause the market price of our common stock to rise or fall, making it more difficult for you to sell our stock at a favorable price or at all. In addition, the securities markets have recently experienced extreme price and volume fluctuations. This market volatility, as well as general economic or political conditions, could reduce the market price of our common stock regardless of our operating performance. Given our relatively small anticipated market capitalization and public float, we could experience low daily trading volumes in our stock, which could give even a single large volume sale of our common stock the potential to negatively impact the market price of our common stock.
If we experience volatility in the market price of our common stock, we could be the subject of a securities class action litigation, which could have a negative impact on our business.
          In the past, companies that have experienced volatility in the market price of their stock have been the subjects of securities class action litigation. If we were the subject of securities class action litigation, it could result in substantial costs, liabilities and a diversion of management’s attention and resources, which could have a material adverse effect upon our business and operating results.
We may not be able to maintain our listing on the American Stock Exchange, which may limit the ability of purchasers in this offering to resell their common stock in the secondary market.
          Although we have applied, and expect that as of the date of this prospectus we will be approved, to list our common stock on the American Stock Exchange, we might not meet the criteria for continued listing on the American Stock Exchange in the future. If we are unable to meet the continued listing criteria of the American Stock Exchange and became delisted, trading of our common stock could be conducted in the Over-the-Counter Bulletin Board. In such case, an investor would likely find it more difficult to dispose of our common stock or to obtain accurate market quotations for it. If our common stock is delisted from the American Stock Exchange, it will become subject to the Securities and Exchange Commission’s “penny stock rules,” which impose sales practice requirements on broker-dealers that sell that common stock to persons other than established customers and “accredited investors.” Application of this rule could make broker-dealers unable or unwilling to sell our common stock and limit the ability of purchasers in this offering to resell their common stock in the secondary market.
If you purchase shares of our common stock in this offering, you will suffer immediate and substantial dilution in the net tangible book value of your shares and may be subject to additional future dilution.
          Prior investors have paid less per share for our common stock than the price in this offering. The initial public offering price is substantially higher than the per share net tangible book value of our common stock immediately after this offering. Therefore, based on an assumed offering price of $9.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, if you purchase our common stock in this offering, you will suffer immediate and substantial dilution of approximately $7.34 per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.

Our executive officers, directors and principal stockholders will continue to own a substantial percentage of our voting stock after this offering, which will likely allow them to control matters requiring stockholder approval. They could make business decisions for us with which you disagree and that cause our stock price to decline.
          Upon the closing of this offering, our executive officers, directors and principal stockholders will beneficially own approximately 47% of our common stock. As a result, if they act in concert, they could control matters requiring approval by our stockholders, including the election of directors, and could have the ability to prevent or cause a corporate transaction, even if other stockholders, including those who purchase shares in this offering, oppose such action. This concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could cause our stock price to decline.
Future sales of our common stock may cause the prevailing market price to decrease and impair our capital raising abilities.
          Immediately following this offering, we will have 11,472,007 shares of common stock outstanding (assuming the underwriters do not exercise their over-allotment option), derivative securities, consisting of stock options, warrants and convertible notes outstanding, that are exercisable or convertible for the purchase of an additional 2,612,118 shares of our common stock and an additional 1,121,500 shares of common stock reserved for issuance upon the exercise of options that may be granted under our stock incentive plan. We will also have an additional 29,794,375 shares of our common stock, and 5,000,000 shares of blank check preferred stock, authorized and available for issuance, which we may, in general, issue without any action or approval by our stockholders, including in connection with acquisitions or otherwise.
          The 3,000,000 shares sold in this offering will be freely tradable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. Holders of the other 8,472,007 shares that will be outstanding and holders of our derivative securities have agreed with the underwriters, subject to certain exceptions, not to dispose of any of their securities for a period of 180 days following the date of this prospectus, except with the prior written consent of the underwriters. After the expiration of this 180-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by our affiliates, compliance with the volume restrictions of Rule 144. The holders of substantially all of the 8,472,007 shares, as well as the holders of warrants exercisable for the purchase of 598,618 shares and holders of our 6% convertible notes convertible into 1,125,000 shares, are also entitled to certain piggy back registration rights with respect to the public resale of their shares. In addition, following this offering, we intend to file a registration statement covering the shares issuable under our stock incentive plan.
          The market price for our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and even the perception that these sales could occur may depress the market price. The sale of shares issued upon the exercise or conversion of our derivative securities could also further dilute your investment in our common stock. Further, the sale of any of the foregoing shares could impair our ability to raise capital through the sale of additional equity securities.
We will have broad discretion over the use of proceeds from this offering and may not apply them effectively or in the manner currently contemplated.
          While we currently expect to use the net proceeds from this offering for brand development, debt retirement and working capital and general corporate purposes, we will have broad discretion to adjust the application and allocation of the net proceeds should our expectations regarding future sales or cash flow prove to be inaccurate or our anticipated business needs change. As a result, we may use the proceeds in a manner significantly different from our current plans and in ways with which you do not approve. The success of our operations that are influenced by capital expenditures and working capital allocations will substantially depend upon our discretion and judgment with respect to the application and allocation of the net proceeds from this offering. The failure of our management to apply these funds effectively could materially harm our business and prospects.
We will incur increased costs as a result of being a public company, which may divert management attention from our business and impair our financial results.
          As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the American Stock Exchange, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our ability to produce accurate financial statements and on our stock price.
          Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to furnish a report by our management on our internal control over financial reporting. We have not been subject to these requirements in the past. The internal control report must contain (a) a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting, (b) a statement identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting, (c) management’s assessment of the effectiveness of our internal control over financial reporting as of the end of our most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective, and (d) a statement that our independent registered public accounting firm has issued an attestation report on management’s assessment of internal control over financial reporting.
          To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to dedicate internal resources, engage outside consultants and adopt a detailed work plan to (a) assess and document the adequacy of internal control over financial reporting, (b) take steps to improve control processes where appropriate, (c) validate through testing that controls are functioning as documented, and (d) implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions with respect to the effectiveness of our internal control over financial reporting under Section 404. There is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal controls over financial reporting are effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us, discourage a takeover and adversely affect existing stockholders.
          Our amended and restated certificate of incorporation, our amended and restated bylaws and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult, delaying, or deterring attempts by others to obtain control of our company, even when these attempts may be in the best interests of our stockholders. These include provisions limiting the stockholders’ powers to remove directors or take action by written consent instead of at a stockholders’ meeting. Our amended and restated certificate of incorporation also authorizes our board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our common stock. Delaware law also imposes conditions on the voting of “control shares” and on certain business combination transactions with “interested stockholders.”
          These provisions and others that could be adopted in the future could deter unsolicited takeovers or delay or prevent changes in our control or management, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices. These provisions may also limit the ability of stockholders to approve transactions that they may deem to be in their best interests.
We do not expect to pay any dividends for the foreseeable future. Investors in this offering may never obtain a return on their investment.
          You should not rely on an investment in our common stock to provide dividend income. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain and expand our existing operations, further develop our brands and finance the acquisition of additional brands. In addition, our ability to pay dividends is prohibited by the terms of our 6% convertible notes and we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any return on their investment. As a result, investors seeking cash dividends should not purchase our common stock.
Our determination of the public offering price for our common stock is arbitrary.
          The public offering price for our common stock has been determined by negotiation between us and the underwriters and does not necessarily bear any direct relationship to our assets, results of operations, financial condition, book value or any other recognized criterion of value and, therefore, might not be indicative of prices that will prevail in the trading market.

FORWARD-LOOKING STATEMENTS
          This prospectus contains forward-looking statements. These statements relate to future events, or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under “Risk Factors.” The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	our history of losses and expectation of further losses;

•	the effect of poor operating results on our company;

•	the effect of growth on our infrastructure, resources, and existing sales;

•	our ability to expand our operations in both new and existing markets and our ability to develop or acquire new brands;

•	the impact of supply shortages and alcohol and packaging costs in general;

•	our ability to raise capital;

•	our ability to fully utilize and retain new executives;

•	negative publicity surrounding our products or the consumption of beverage alcohol products in general;

•	our ability to acquire and/or maintain brand recognition and acceptance;

•	trends in consumer tastes;

•	our ability to protect trademarks and other proprietary information;

•	the impact of litigation;

•	the impact of federal, state, local or foreign government regulations;

•	the effect of competition in our industry; and

•	economic and political conditions generally.
          We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in, or implied by, these forward-looking statements, even if new information becomes available in the future.
MARKET DATA AND FORECASTS
          Unless otherwise indicated, information in this prospectus concerning economic conditions and our industry is based on information from independent industry analysts and publications, including the IMPACT Databank Review and Forecast, Adams Handbook, as well as our estimates. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus was prepared on our or our affiliates’ behalf and none of the sources cited in this prospectus has consented to the inclusion of any data from its reports, nor have we sought their consent.

USE OF PROCEEDS
          We estimate that our net proceeds from the sale of the 3,000,000 shares of our common stock in this offering will be $23.8 million. “Net proceeds” is what we expect to receive after paying the underwriters’ discounts and commissions and other expenses of the offering. For purposes of estimating net proceeds, we are assuming that the public offering price will be the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, which is $9.00 per share.
          We intend to use net proceeds from this offering for general corporate purposes, including for:

•	sales and marketing activities;

•	capital commitments to our Gosling-Castle Partners Inc. strategic export venture (of the remaining approximately $2.8 million of funding that we owe to Gosling-Castle Partners by April 2007, we will fund $1.0 million in each of April 2006 and October 2006 and $750,000 in April 2007), see “Business – Strategic brand-partner relationships”;

•	hiring of additional employees;

•	repayment of €266,646 ($321,255) of the principal amount of non-interest bearing indebtedness owed by us to former stockholders of Roaring Water Bay, 50% of which is due on December 1, 2005 and 50% of which is due on December 1, 2006;

•	repayment of €255,000 ($307,224) of the principal amount of indebtedness bearing interest at a rate of 5.7% per annum owed by us to former stockholders of Roaring Water Bay, due July 11, 2007;

•	payment of interest accrued through the closing date of this offering on the foregoing indebtedness and on each of our 5% euro denominated convertible subordinated notes and the $6.0 million of our 6% convertible notes that are converting into common stock upon the consummation of this offering, which accrued interest totaled $101,330 as of September 30, 2005 and is expected to total approximately $216,412 upon the consummation of this offering; and

•	working capital needs.
          We may also use a portion of the net proceeds of this offering to invest in or acquire new brands through mergers, stock or asset purchases, joint ventures, long-term exclusive distributor arrangements and/or other strategic relationships, although we have no present commitments or agreements with respect to any such material acquisition or investment.
          The amounts actually expended for each of the purposes listed above (other than the repayment of indebtedness) and the timing of our actual expenditures will depend on numerous factors, including growth in our net sales, sales and marketing activities, the terms of any brand acquisitions, amount of cash generated or used by our operations and the other factors described in “Risk Factors.” We have not yet determined the amount or timing of expenditures for the corporate purposes listed above. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY
          We have never paid or declared dividends on our capital stock other than the preferred stock dividends to be paid upon the consummation of this offering in shares of our common stock. We do not anticipate that we will pay any dividends to holders of our common stock in the foreseeable future, as we currently plan to retain any earnings to maintain and expand our existing operations, further develop our brands and finance the acquisition of additional brands. In addition, our ability to pay dividends is subject to the consent of the holders of our 6% convertible notes and we expect that any future credit facility will contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Payments of any cash dividends in the future, however, is within the discretion of our board of directors and will depend on our financial condition, results of operations and capital and legal requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION
          Please read the following capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
          The following table sets forth our consolidated cash position and capitalization as of September 30, 2005:

•	on an actual, historical basis, without any adjustments to reflect subsequent or anticipated events;

•	on a “pro forma” basis, with adjustments to reflect the following subsequent events:

•	our accrual of additional preferred stock dividends on our convertible preferred stock from October 1, 2005 through the estimated closing date of this offering in the aggregate amount of $224,060;

•	our issuance of an additional 5,365,341 shares of our common stock upon (a) the conversion of all of our preferred stock into 4,089,465 shares of common stock, (b) our payment of all of the dividends accrued on our convertible preferred stock as of the estimated closing date of this offering, including those accrued since September 30, 2005, with 155,371 shares of common stock, and (c) the conversion of $7.7 million of our indebtedness, including all of our 5% euro denominated convertible subordinated notes and $6.0 million principal amount of our 6% convertible notes, into an aggregate of 1,120,505 shares of common stock, all of which issuances will occur upon the consummation of this offering; and

•	the reversal of previously recorded interest expense and corresponding changes in foreign exchange gain/(loss) related to the indebtedness referred to above, in the aggregate net amount of ($98,405), and the expensing of the $339,823 in deferred financing charges associated with the $6.0 million of our 6% convertible notes included in such indebtedness; and

•	on a “pro forma as adjusted” basis, reflecting the foregoing pro forma adjustments as well as the following additional events:

•	our adoption of an amendment to our certificate of incorporation that authorizes 45,000,000 shares of common stock and 5,000,000 shares of preferred stock upon the consummation of this offering;

•	the sale of the 3,000,000 shares of common stock offered by us in this offering at an assumed public offering price of $9.00 per share, the midpoint of the range set forth on the cover page of this prospectus; and

•	our receipt of the estimated net proceeds from such sale, after deducting the estimated underwriting discounts and commissions and other expenses of this offering and giving effect to our repayment from such proceeds of $729,809 of our indebtedness, including $101,330 of accrued interest, outstanding as of September 30, 2005. Does not include $115,082 of additional interest that will accrue from October 1, 2005 through the estimated closing date of this offering and that will be repaid from the proceeds of this offering.

	As of September 30, 2005

			Pro forma
	Actual	Pro forma	as adjusted

	(in thousands, except number of shares)
Cash and cash equivalents	$8,527	$8,527	$31,632

Indebtedness:
Current, and current maturities of, notes payable:
Ulster Bank facilities(1)	$1,239	$1,239	$1,239
Gosling’s Export agreement	585	585	585
Roaring Water Bay loans(2)	161	161	—
Long-term notes payable, less current maturities:
9% senior notes	4,584	4,584	4,584
Ulster Bank facilities(1)	92	92	92
6% convertible subordinated notes	15,000	9,000	9,000
Gosling’s Export agreement	1,210	1,210	1,210
5% euro denominated convertible
subordinated notes	1,656	—	—
Roaring Water Bay loans(1)	440	440	—
Obligations under capital leases	14	14	14

Total indebtedness	$24,981	$17,325	$16,724

Redeemable convertible preferred stock(3):
Series A convertible preferred stock, $1.00 par value, 550,000 shares authorized and 535,715 shares issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)	3,541	—	—
Series B convertible preferred stock, $1.00 par value, 200,000 shares authorized and 200,000 shares issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)	1,086	—	—
Series C convertible preferred stock, $1.00 par value, 3,375,000 shares authorized and 3,353,750 shares issued and outstanding (actual); no shares authorized, issued or outstanding (pro forma and pro forma as adjusted)	23,852	—	—

Total preferred stock	$28,479	$—	$—

Preferred stock dividends payable	$840	$—	$—

Stockholders’ equity:
Common stock, $0.01 par value, 20,500,000 shares authorized and 3,106,666 shares issued and outstanding (actual); 20,500,000 shares authorized and 8,472,007 shares issued and outstanding (pro forma); and 45,000,000 shares authorized and 11,472,007 shares issued and outstanding (pro forma as adjusted)	31	84	114
Additional paid-in capital	18,142	55,064	78,868
Accumulated deficit	(36,019)	(36,359)	(36,385)
Accumulated other comprehensive loss	137	137	137

Total stockholders’ equity (deficiency)	$(17,709)	$18,926	$42,734

Total capitalization	$36,591	$36,251	$59,458

(1)	Amounts shown are exclusive of overdraft coverages with the financial institutions.

(2)	Amounts shown are net of an aggregate of $27,479 in imputed interest ascribed to non-interest bearing notes.

(3)	Amounts shown are net of transaction costs, including the value attributed to placement agent warrants.

DILUTION
          If you invest in our common stock, your interest will be immediately and substantially diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering.
          Our pro forma net tangible book value as of September 30, 2005 was approximately $(7.2) million or $(0.85) per share of common stock after giving effect to:

•	accrual of additional dividends on our preferred stock from October 1, 2005 through the estimated closing date of this offering in the amount of $224,060;

•	the conversion in connection with this offering of all of our preferred stock, $1,064,104 of preferred stock dividends accrued through the estimated closing of this offering and $7.7 million principal amount of our indebtedness, into an aggregate of 5,365,341 shares of our common stock; and

•	the reversal of previously recorded interest expense and corresponding changes in foreign exchange gain/(loss) related to the foregoing indebtedness, in the aggregate net amount of ($98,405), and the expensing of the $339,823 in deferred financing charges associated with the $6.0 million of our 6% convertible notes included in the indebtedness referred to above.

          Pro forma net tangible book value per share is determined by dividing net tangible book value, which is our tangible assets (total assets less intangible assets and goodwill) less total liabilities, inclusive of minority interest, by the pro forma number of shares of common stock outstanding.
          After giving effect to the sale of 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and our receipt of the estimated net proceeds therefrom, after deducting the estimated underwriting discounts and commissions and other offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2005, would have been $16.6 million or $1.45 per share of common stock. This represents an immediate increase in the pro forma net tangible book value of $2.30 per share to our existing stockholders and an immediate dilution in the pro forma as adjusted net tangible book value of $7.55 per share to you and the other investors in this offering.
          Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering.

Assumed initial public offering price per share		$9.00
Pro forma net tangible book value per share as of September 30, 2005	$(.85)
Increase in net tangible book value per share attributable to this offering	2.30

Pro forma as adjusted net tangible book value per share after this offering		1.45

Dilution in pro forma as adjusted net tangible book value per share to investors in this offering		$7.55

          The following table sets forth the total consideration, and the average price per share, paid to us for our common stock by our existing stockholders, on a pro forma basis as of September 30, 2005, and the total consideration, and price per share, to be paid to us by investors in this offering for the shares offered in this offering, assuming an initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and before deducting the underwriting discounts and commissions and other estimated offering expenses:

	Shares purchased		Total consideration		Average
					price per
	Amount	Percent	Amount	Percent	share

Existing stockholders	8,472,007	73.8%	$58,197,252	68.3%	$6.87
Investors in this offering	3,000,000	26.2	27,000,000	31.7	$9.00

Total	11,472,007	100.0%	$85,197,252	100.0%

          The discussion and tables above exclude the options, warrants and notes exercisable or convertible into shares of our common stock that will remain outstanding after we close this offering. As of November 15, 2005, we had outstanding options under our stock incentive plan exercisable for the purchase of 878,500 shares, outstanding non-plan options exercisable for the purchase of 10,000 shares, outstanding warrants exercisable for the purchase of 598,618 shares and outstanding notes convertible into 1,125,000 shares, all of which will remain outstanding upon the completion of this offering. All of these securities will be exercisable or convertible into common stock at a price per share ($7.52 on a weighted average basis) that is less than the initial public offering price, resulting in further dilution to you and the other investors in this offering.

SELECTED CONSOLIDATED FINANCIAL DATA
          The following tables set forth selected consolidated financial data and other data for the periods ended and as of the dates indicated. The selected consolidated financial data for the fiscal years ended March 31, 2003, 2004 and 2005 have been derived from our historical audited consolidated financial statements. The statement of operations data for the fiscal years ended March 31, 2001 and 2002 is unaudited. The selected consolidated financial data presented as of and for the six months ended September 30, 2004 and 2005 have been derived from our unaudited interim consolidated financial statements. In the opinion of our management, our unaudited financial statements for the fiscal years ended March 31, 2001 and 2002 and our interim consolidated financial statements for the six months ended September 30, 2004 and 2005 include all adjustments, consisting of only normal recurring adjustments, that we considered necessary for a fair presentation of our financial position and results of operations as of and for such unaudited periods. The historical results are not necessarily indicative of results to be expected for future periods, and results for the six month period ended September 30, 2005 are not necessarily indicative of results that may be expected for the entire year ending March 31, 2006. You should read the following selected consolidated financial data and other data in conjunction with our consolidated financial statements, including the related notes, and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
          In December 2003, we acquired The Roaring Water Bay Spirits Group Limited and The Roaring Water Bay Spirits Marketing and Sales Company Limited, together, with their subsidiaries, referred to as Roaring Water Bay. The summary financial and other data presented in the tables below includes the results of operations of Roaring Water Bay commencing as of the December 1, 2003 closing date of the acquisition. If we assume, for comparative purposes only, that the acquisition occurred as of April 1, 2003, the beginning of our fiscal year ended March 31, 2004, our unaudited pro forma results of operations for our fiscal year ended March 31, 2004 would have been: sales, net $8.6 million; gross profit $3.5 million; net loss $(6.5) million; and net loss per common share – basic and diluted $(2.92). These pro forma results are not necessarily indicative, however, of the results of operations that actually would have resulted had the acquisition occurred on April 1, 2003 or of future results.
          In January 2005, we entered into a distribution agreement with Gosling’s Export (Bermuda) Limited, referred to as Gosling’s Export, giving us the exclusive distribution rights with respect to the Gosling’s rum products in the United States and, subsequently, in the United Kingdom. Thereafter, we expanded this relationship in February 2005, when we purchased a 60% controlling interest in a newly formed entity now named Gosling-Castle Partners Inc., a strategic venture that was formed to acquire, through an export agreement with Gosling’s Export, the global (excluding Bermuda) distribution rights with respect to the Gosling’s rums, including an assignment by Gosling’s Export to Gosling-Castle Partners of its rights under our January 2005 distribution agreement. This export agreement was entered into with Gosling’s Export in February 2005, prior to our investment in Gosling-Castle Partners, and became effective on April 1, 2005. The summary financial and other data presented in the tables below include our sales of Gosling’s products in the United States and the United Kingdom under our distribution agreement commencing as of its January 1, 2005 effective date and include the results of operations of Gosling-Castle Partners commencing as of the February 18, 2005 closing date of our investment in such entity, with adjustments for minority interest. Gosling-Castle Partners had no operations prior to its February 2005 formation and no meaningful operations prior to the April 1, 2005 commencement of its export agreement.
          The “other data” presented below relates to our case sales, which are measured based on the industry standard of nine-liter equivalent cases, an important measure in our industry that we use to evaluate the effectiveness of our operational strategies and overall financial performance. We believe that by providing this information investors can better assess trends in our business. Net sales per case is total net sales for the applicable period presented, divided by the total number of cases sold during the period. Gross profit per case and selling expense per case are derived by dividing our gross profit and selling expense, respectively, for the applicable period presented by the number of cases sold for such period.

						Six months ended
	Year ended March 31,					September 30,

	2001	2002	2003	2004	2005	2004	2005

	(unaudited)
						(unaudited)

Consolidated statement of operations data (in thousands):
Sales, net	$799	$1,731	$2,419	$4,827	$12,618	$4,901	$10,080
Cost of sales	393	1,074	1,428	3,285	8,745	2,960	6,181

Gross profit	406	657	991	1,542	3,873	1,941	3,899

Selling expense	1,399	2,497	3,348	5,398	11,569	6,105	6,517
General and administrative expense	657	1,013	818	1,960	3,637	1,504	2,302
Depreciation and amortization	20	59	72	174	167	131	379

Operating loss	(1,670)	(2,912)	(3,247)	(5,990)	(11,500)	(5,800)	(5,299)

Other income	11	—	—	2	124	123	39
Other expense	—	(3)	(3)	(82)	(45)	(34)	(19)
Foreign exchange gain/(loss)	—	—	(8)	(85)	120	(338)	(347)
Income tax benefit	–	–	–	–	–	–	74
Interest expense, net	(118)	(92)	(182)	(304)	(998)	(578)	(620)
Minority interests			–	35	5	2	224

Net loss	$(1,777)	$(3,007)	$(3,440)	$(6,424)	$(12,294)	$(6,625)	$(5,948)
Less:
Preferred stock dividends	–	–	15	558	526	310	203

Net loss attributable to common stockholders	$(1,777)	$(3,007)	$(3,455)	$(6,982)	$(12,820)	$(6,935)	$(6,151)

Net loss per common share basic and diluted	$(2.60)	$(2.05)	$(1.88)	$(3.12)	$(4.13)	$(2.23)	$(1.98)

Weighted average shares outstanding basic and diluted	683	1,469	1,841	2,237	3,107	3,107	3,107

Pro forma net loss per common share basic and diluted(1)					$(1.46)	$(0.82)	$(0.71)

Pro forma weighted average common shares outstanding-basic and diluted(1)					8,472	8,472	8,472

Other data (unaudited):
Number of case sales	3,844	9,053	21,708	64,013	170,060	72,368	133,492
Net sales per case	$207.86	$191.21	$111.43	$75.41	$74.20	$67.72	$75.51
Gross profit per case	$105.62	$72.57	$45.70	$24.09	$22.77	$26.82	$29.21
Selling expense per case	$363.94	$275.82	$154.23	$84.33	$68.03	$84.36	$48.82

(1)	Assumes the conversion as of April 1, 2004 of: all shares of preferred stock outstanding as of September 30, 2005, including 535,715 shares of Series A convertible preferred stock, 200,000 shares of Series B convertible preferred stock and 3,353,750 shares of Series C convertible preferred stock, into an aggregate of 4,089,465 shares of common stock; the accrued and unpaid preferred stock dividends accrued through the estimated closing date of this offering into 155,371 shares of common stock, including $840,044 of accrued dividends outstanding as of September 30, 2005 into 125,213 shares of common stock; the $1.7 million principal amount of our 5% euro denominated convertible notes outstanding as of September 30, 2005 into 263,362 shares of common stock; and $6.0 million of the $15.0 million principal amount of our 6% convertible notes that was outstanding as of September 30, 2005 into 857,143 shares of common stock; for an aggregate of 5,365,341 shares of common stock. Also assumes the expensing of the deferred financing charges associated with the $6.0 million of our 6% convertible notes referred to above and the reversal of previously recorded interest expense and corresponding changes in foreign exchange gain/(loss) related to the converting debt.

Selected balance sheet data
(in thousands):

							As of September 30, 2005

	As of March 31,					As of
						September 30,			Pro forma
	2001	2002	2003	2004	2005	2004	Actual	Pro forma	as adjusted

	(unaudited)					(unaudited)	(unaudited)

Cash and cash equivalents	$71	$170	$236	$3,461	$5,676	$1,434	$8,527	$8,527	$31,632
Working capital (deficit)	(804)	281	44	4,787	5,988	2,473	11,753	11,753	35,945
Total assets	2,045	3,822	4,528	27,759	43,255	28,811	50,720	50,380	72,661
Total debt	2,150	1,666	2,158	4,095	16,362	9,013	24,981	17,325	16,724
Total liabilities	2,588	2,835	3,674	8,259	26,173	15,853	36,844	28,347	26,820
Total stockholders’ equity (deficiency)	(543)	988	(1,445)	169	(12,207)	(6,226)	(17,709)	18,926	42,734
          The “pro forma” information included in the summary balance sheet data as of September 30, 2005 gives effect at that date to the following pro forma adjustments:

•	our accrual of additional preferred stock dividends on our convertible preferred stock from October 1, 2005 through the estimated closing date of this offering in the aggregate amount of $224,060;

•	our issuance of an additional 5,365,341 shares of our common stock upon the (a) conversion of all of our preferred stock into 4,089,465 shares of common stock, (b) the payment of all of the preferred stock dividends accrued on our convertible preferred stock as of the estimated closing date of this offering, including those accrued since September 30, 2005, with 155,371 shares of our common stock, and (c) the conversion of $7.7 million of our indebtedness into 1,120,505 shares of our common stock; all of which issuances will occur upon the consummation of this offering; and

•	the reversal of previously recorded interest expense and corresponding changes in foreign exchange gain/(loss) related to the indebtedness referred to above, in the aggregate net amount of ($98,405), and the expensing of the $339,823 in deferred financing charges associated with the $6.0 million of our 6% convertible notes included in such indebtedness.

          The “pro forma as adjusted” information as of September 30, 2005 gives effect at that date to the foregoing pro forma adjustments as well as to the following additional events:

•	our sale of the 3,000,000 shares of common stock in this offering at an assumed initial public offering price of $9.00 per share, the midpoint of the range set forth on the cover page of this prospectus; and

•	our receipt of the estimated net proceeds therefrom, after deducting the underwriting discounts and commissions and other expenses of this offering and giving effect to our repayment from such proceeds of $729,809 of our indebtedness, including $101,330 of accrued interest, outstanding as of September 30, 2005. Does not include $115,082 of additional interest that will accrue from October 1, 2005 through the estimated closing date of this offering and that will be repaid from the proceeds of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
          You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
          We develop and market premium branded spirits in several growing market categories, including vodka, rum, Irish whiskey and liqueurs/cordials, and we distribute these spirits in all 50 U.S. states, in six key European markets, including Ireland, Great Britain, Germany, France, Italy and Canada, and in a number of other countries in Continental Europe and the Caribbean. Our brands include, among others, Boru vodka, Gosling’s rums, Knappogue Castle Whiskey and Pallini Limoncello.
          Our current growth strategy focuses on: (a) aggressive brand development to encourage case sale and revenue growth of our existing portfolio of brands through significant investment in sales and marketing activities, including advertising, promotion and direct sales personnel expense; and (b) the selective addition of complementary premium brands through a combination of strategic initiatives, including acquisitions, joint ventures and long-term exclusive distribution arrangements.
     Corporate structure
          Castle Brands Inc. is the successor to Great Spirits Company, LLC, a Delaware limited liability company.
          Great Spirits Company, LLC was formed in February 1998. In December 2002, Great Spirits Company formed a wholly owned subsidiary, Great Spirits (Ireland) Limited, to market its products internationally. Shortly thereafter, Great Spirits Company determined to convert from a limited liability company to a C Corporation and to acquire two Irish operating companies, The Roaring Water Bay Spirits Company Limited and The Roaring Water Bay Spirits Company (GB) Limited.
          In order to effect these changes, in July 2003, we formed Castle Brands Inc. as a holding company (initially called GSRWB, Inc.) and its wholly owned subsidiary, Castle Brands (USA) Corp. (initially called Great Spirits Corp.), under the laws of Delaware. In December 2003, we then merged Great Spirits Company into Castle Brands (USA) Corp., referred to as CB-USA, and CB-USA became our U.S. operating subsidiary.
          Simultaneously with the foregoing merger, Castle Brands Inc. acquired:
          (a) The Roaring Water Bay Spirits Group Limited, the shell holding company that owns the stock of The Roaring Water Bay Spirits Company Limited, and changed the names of this shell holding company and its operating entity to Castle Brands Spirits Group Limited, referred to as CB-Ireland, and Castle Brands Spirits Company Limited, respectively. In connection with this acquisition, Castle Brands Spirits Company Limited became our Irish operating subsidiary. It has several subsidiaries, all of which are dormant; and
          (b) The Roaring Water Bay Spirits Marketing and Sales Company Limited, the shell holding company that owns the stock of The Roaring Water Bay Spirits Company (GB) Limited, and changed the names of this shell holding company and its operating entity to Castle Brands Spirits Marketing and Sales Company Limited, referred to as CB-UK, and Castle Brands Spirits Company (GB) Limited, respectively. In connection with this acquisition, Castle Brands Spirits Company (GB) Limited became our UK operating subsidiary. It has one subsidiary, which is dormant.

          In February 2005, Castle Brands Inc. acquired 60% of the shares of Gosling-Castle Partners Inc., which holds the worldwide distribution rights (excluding Bermuda) to Gosling’s rums and related products.
          Set forth below are diagrams of our corporate structure before and after the merger and acquisitions referred to above:
                     Before merger and acquisitions:*
                     After merger and acquisitions:*

* All subsidiaries are 100% owned unless otherwise noted.
+ Indicates inactive entities
     Strategic transactions
          A review and understanding of the components of our historical growth during the past three fiscal years and for the most recent interim period should consider the timing of our most significant strategic transactions, which are also referenced in our comparative fiscal and interim analyses contained in “ – Results of operations.” These transactions for our company and our predecessor companies are outlined below. In addition to the impact of these transactions, we have had significant growth in our own brands and will continue to focus on developing those brands.
          Boru distribution agreement. During the fiscal year ended March 31, 2002, Great Spirits Company LLC, our predecessor company, signed an exclusive distribution agreement for the U.S. distribution of Boru vodka, which added a key spirit category to our portfolio, expanded our U.S. market presence and accelerated our growth. This agreement contributed U.S. sales of Boru vodka in fiscal 2003 and 2004, although, in the last four months of fiscal 2004, these sales were included as a component of the overall sales contribution of Roaring Water Bay, outlined below.
          Roaring Water Bay acquisition. On December 1, 2003, in connection with our acquisition of The Roaring Water Bay Spirits Group Limited and The Roaring Water Bay Spirits Company (GB) Limited and their related entities, referred to collectively as Roaring Water Bay, described above, we added the Boru vodka, Clontarf Irish whiskey and Brady’s Irish cream brands to our portfolio. While we were already selling Boru vodka in the United States pursuant to the 2002 distribution agreement, the acquisition added significant Boru vodka sales internationally, principally in the Republic of Ireland and the United Kingdom. This acquisition is reflected in our financial results for the last four months of our fiscal year ended March 31, 2004 and in all subsequent periods.
          Pallini Limoncello distribution agreement. On August 17, 2004, we signed an exclusive U.S. marketing and distribution agreement for Pallini Limoncello. Sales of that product are reflected in our results for the fiscal year ended March 31, 2005 commencing as of August 2004, and in all subsequent periods.
          Gosling’s rum distribution agreement. On January 1, 2005, we signed an exclusive U.S. distribution agreement for Gosling’s rum. Gosling’s rum sales are reflected in our financial results for the last three months of the fiscal year ended March 31, 2005 and for subsequent periods.
          Gosling-Castle Partners export venture. On February 18, 2005, we reached agreement to expand our Gosling’s relationship by acquiring a 60% interest in the newly formed global export venture with the Gosling family, now named Gosling-Castle Partners, Inc., that was previously formed to acquire, through an export agreement, the exclusive distribution rights for Gosling’s rums worldwide except for the Gosling’s home market of Bermuda, including an assignment to such venture of the Gosling’s rights under our January 2005 distribution agreement. This export agreement became effective on April 1, 2005. Because we own 60% of Gosling-Castle Partners, its financial results are included in our consolidated financial statements commencing as of our February 2005 purchase of such interest, with adjustments for minority interest; however, it had no meaningful operations prior to the April 1, 2005 commencement of the export agreement.
  Operations overview
          We generate revenue through the sale of our premium spirits to our network of wholesale distributors or, in control states, state-owned agencies, which, in turn, distribute our premium brands to retail outlets. A number of factors affect our overall level of sales, including the number of cases sold, price per case, relative contribution by brand and geographic mix. Changes in any of these factors may have a material impact on our overall sales. In the United States, our sales price per case includes excise tax and import duties, which are also reflected in a corresponding increase in our cost of sales. Most of our international sales are sold “in bond,” with the excise taxes paid by our customers upon shipment, thereby resulting in lower relative revenue as well as a lower relative cost of sales, although some of our United Kingdom sales are sold “tax paid,” as in the United States. Our sales typically peak during our third fiscal quarter (October through December) in anticipation of, and during, the holiday season. See “Risk Factors – Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future, rendering sequential quarter-to-quarter comparisons of our financial results unreliable as indicators of performance.” The difference between sales and net sales principally reflects adjustments for various distributor incentives.

          Our gross profit is determined by the prices at which we are able to sell our products, our ability to control our cost of sales, the relative mix of our case sales by brand and geography and the impact of foreign currency fluctuations. Our gross profit and cost of sales are principally driven by our cost of procurement, bottling and packaging, which differ by brand, as well as freight and warehousing costs. We purchase certain of our products, such as Gosling’s rums and Pallini Limoncello, as finished products. For other products, we purchase the components of our products, including the distilled spirits, bottles and packaging materials, and have arrangements with third parties for bottling and packaging. Our U.S. sales typically have a higher absolute gross margin than in other markets, as sales prices per case are generally higher in the United States than elsewhere.
          Selling expense principally includes advertising and marketing expenditures and compensation paid to our marketing and sales personnel. Our selling expense, as a percentage of sales and per case, is presently high as compared to our competitors because of our brand development, level of marketing spend and our established sales force versus our relatively small base of case sales and sales levels. We expect the absolute level of selling expense to continue to increase in the coming years, but we expect selling expense as a percentage of revenues and on a per case basis to continue to decline, as our volumes expand and we leverage our direct sales team over a larger number of brands.
          General and administrative expenses include all corporate and administrative functions that support our operations. These expenses consist primarily of administrative payroll, occupancy and related expenses and professional services. While we expect these expenses to increase on an absolute basis as our sales volumes continue to increase and we add additional personnel, we expect our general and administrative expenses as a percentage of sales to continue to decline due to economies of scale.
          We expect to take advantage of market opportunities to significantly increase our case sales in the U.S. and internationally over the next several years, including greater sales of existing brands and the addition of complimentary new brands through distribution agreements and acquisitions. We will seek to maintain strong liquidity and manage our working capital and overall capital resources during this period of anticipated growth to be able to take advantage of these opportunities and to achieve our long-term objectives, although there is no assurance that we will be able to do so.
          We believe primary steps to increasing case sales of our existing spirits brands include our continued investment in marketing and advertising to broaden customer awareness and the hiring of salespeople to provide greater coverage of key geographic regions and distribution channels. These efforts will lead to sizable increases in our absolute level of selling expense and it is uncertain as to whether the investment will translate into increased customer brand recognition for our spirits and therefore greater case sales. Given the competitive nature of the spirits industry and the existence of well-established brands in each spirits category, we expect to incur increased competition from existing and new competitors as we achieve greater case sales and market share.
          We believe a number of industry dynamics and trends will create growth opportunities for us to broaden our spirits portfolio and increase our case sales, including:

•	the continued consolidation of brands among the major spirits companies is expected to result in their concentration on large market leading brands and divestitures of non-core brands, which may create an opportunity for us as we focus on smaller and emerging brands;

•	the ongoing industry consolidation is expected to make it more difficult for smaller spirits companies and new entrants to identify and secure an attractive route to market, particularly in the United States, while we already have established extensive U.S. and international distribution;

•	owners of small private and family-owned spirits brands will seek to partner with or be acquired by a larger company with global distribution and we expect to be an attractive alternative for brand owners as one of the few publicly traded spirits companies outside of the major multi-billion spirits companies; and

•	particular opportunities in the premium end of the spirits market in which we participate, given positive changes in customer preferences, demographics and expected growth rates in premium categories.
          The pursuit of acquisitions and other new business relationships will require significant management attention and time commitment, particularly that of Mark Andrews, our chairman and chief executive officer. There is uncertainty concerning our ability to successfully identify attractive acquisition candidates, our ability to obtain financing on favorable terms and whether we will complete these types of transactions on a timely manner and on terms acceptable to us, if at all. We also expect significant competition from other spirits companies and other buyers in the bidding for these opportunities, some of which have substantially greater resources than we do. Furthermore, even if we complete these transactions, we may be unable to successfully integrate and operate the businesses.
Financial performance overview
          The following table sets forth certain information regarding our case sales for fiscal 2003, 2004 and 2005 and the six months ended September 30, 2004 and 2005. The data in the following table is based on nine-liter equivalent cases, which is a standard spirits industry metric.

				Six months ended
	Year ended March 31,			September 30,

Case sales	2003	2004	2005	2004	2005

Cases
United States	18,482	29,116	74,190	30,002	73,972
International	3,226	34,897	95,870	42,366	59,520

Total	21,708	64,013	170,060	72,368	133,492

Percentage of Cases
United States	85.1%	45.5%	43.6%	41.5%	55.4%
International	14.9	54.5	56.4	58.5	44.6

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Critical accounting policies and estimates
          The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates and assumptions affect the reported amounts of sales and expenses during the reporting period. On an ongoing basis, we will evaluate these estimates and assumptions based upon historical experience and various other factors and circumstances. We believe our estimates and assumptions are reasonable in the circumstances; however, actual results may differ from these estimates under different future conditions.
          We believe that the estimates and assumptions discussed below are most important to the portrayal of our financial condition and results of operations, in that they require our most difficult, subjective or complex judgments and form the basis for the accounting policies deemed to be most critical to our operations.
     Revenue recognition
          We recognize revenue from product sales when the product is shipped to a customer (generally upon shipment to a distributor or to a control state entity), title and risk of loss has passed to the customer in accordance with the terms of sale (FOB shipping point or FOB destination) and collection is reasonably assured. We do not offer a right of return but will accept returns if we shipped the wrong product or wrong quantity.
     Trade accounts receivable
          We record trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts receivable balances and charged to the provision for doubtful accounts. We calculate this allowance based on our history of write-offs, level of past due accounts based on contractual terms of the receivables and our relationships with and economic status of our bottlers and customers.
     Inventory
          Our inventory, which consists of distilled spirits, packaging and finished goods, is valued at the lower of cost or market, using the weighted average cost method. We assess the valuation of our inventories and reduce the carrying value of those inventories that are obsolete or in excess of our forecasted usage to their estimated realizable value. We estimate the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reduction to the carrying value of inventories are recorded in cost of goods sold.
     Goodwill and other intangible assets
          Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of March 31, 2004 and 2005, goodwill and other indefinite lived intangible assets that arose from acquisitions was $11.3 million and $11.6 million, respectively. On April 1, 2004, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or, if certain circumstances indicate a possible impairment may exist, in accordance with the provisions of SFAS No. 142.
          We evaluate the recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair values of the reporting units and the net fair values of the identifiable assets and liabilities of such reporting units. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment.
          SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment in accordance with SFAS No. 144.
     Stock-based awards
          We account for stock-based compensation for our employees, officers and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value method, compensation costs for stock options, if any, are measured as the excess of our estimated value of our stock at the date of grant over the amount an employee must pay to acquire the stock. This method, which is permitted by SFAS No. 123 “Accounting for Stock Based Compensation,” has not resulted in employee compensation costs for stock options. We account for stock-based awards to non-employees using a fair value method in accordance with SFAS No. 123.

          FASB Statement 123 (Revision 2004), Share-Based Payment, was issued in December 2004 and is effective as of the beginning of the first quarter of the fiscal annual reporting period that begins after June 15, 2005. We will adopt this new statement beginning April 1, 2006. The new statement requires all share-based payments to employees to be recognized in the financial statements based on their fair values on the grant date. Such cost is to be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period.
          The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt FAS 123R beginning April 1, 2006. The Company expects that the adoption of FAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting FAS 123R, and it has not determined whether the adoption will result in amounts that are similar to the current pro forma disclosures required under FAS 123. The Company has also not yet determined the impact of FAS 123R on its compensation policies or plans, if any.
          Disclosure of pro forma net loss, as if all stock options were accounted for at fair value, is required by SFAS No. 123, under which compensation expense is based upon the fair value of each option at the date of grant using the Black-Scholes or a similar pricing model. Had compensation expense for employee, officer and director options granted been determined based upon the fair value of the options at the grant date, the results would have been as follows as of the following dates:

	As of March 31,		As of September 30,

	2004	2005	2004	2005

	(in thousands, except per share data)
Net loss attributable to common stockholders	$(6,982)	$(12,820)	$(6,935)	$(6,151)
Stock-based compensation expense determined under fair value method	–	(370)	—	(61)

Pro forma net loss	$(6,982)	$(13,190)	$(6,935)	$(6,212)

Loss per share:
Basic and diluted – as reported	$(3.12)	$(4.13)	$(2.23)	$(1.98)

Basic and diluted – pro forma	$(3.12)	$(4.25)	$(2.23)	$(1.98)

          The fair value of the stock options granted is estimated at the grant date using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield 0.0%; risk free interest rate 4.43%; expected volatility 25%; and expected life of 7.0 years. The weighted average fair value of options granted in the fiscal years ended March 31, 2004 and 2005 and for the six months ended September 30, 2005 was $2.17 and $2.69 and $3.05, respectively.
     Fair value of financial instruments
          SFAS No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties and requires disclosure of the fair value of certain financial instruments. We believe that there is no material difference between the fair value and the reported amounts of financial instruments in the balance sheets due to the short-term maturity of these instruments, or with respect to the debt, as compared to the current borrowing rates available to us.

Results of operations
          The following table sets forth, for the periods indicated, the percentage of net sales of certain items in our financial statements.

				Six months
				ended
	Year ended March 31,			September 30,

	2003	2004	2005	2004	2005

				(unaudited)
Sales, net	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	59.0%	68.1%	69.3%	60.4%	61.3%

Gross profit	41.0%	31.9%	30.7%	39.6%	38.7%

Selling expense	138.4%	111.8%	91.7%	124.6%	64.7%
General and administrative expense	33.8%	40.6%	28.8%	30.7%	22.8%
Depreciation and amortization	3.0%	3.6%	1.3%	2.7%	3.8%

Loss from continuing operations	(134.2)%	(124.1)%	(91.1)%	(118.4)%	(52.6)%

Other income	0.0%	0.0%	1.0%	2.5%	0.4%
Other expense	(0.1)%	(1.7)%	(0.4)%	(0.7)%	(0.2)%
Foreign exchange gain/(loss)	(0.3)%	(1.8)%	1.0%	(6.9)%	(3.5)%
Interest expense, net	(7.5)%	(6.3)%	(7.9)%	(11.8)	(6.2)%
Income tax benefit	0.0%	0.0%	0.0%	0.0%	0.7%
Minority interests	0.0%	0.7%	(0.1)%	(0.0)%	2.2%

Net loss	(142.1)%	(133.2)%	(97.5)%	(135.3)%	(59.2)%

Less:
Preferred stock dividends	0.6%	11.6%	4.2%	6.3%	2.0%

Net loss attributable to common stockholders	(142.7)%	(144.8)%	(101.7)%	(141.6)%	(61.2)%

Six months ended September 30, 2005 compared with six months ended September 30, 2004
          Net sales. Net sales increased $5.2 million, or 106.1%, to $10.1 million in the six months ended September 30, 2005 from $4.9 million in the comparable prior period. This increase reflected an increase in case sales of new and existing brands and a change in product mix, with no material change in sale prices of our products. Our case sales, measured in nine-liter case equivalents, increased 84.5% from 72,368 cases to 133,492 cases between the periods, with the increase comprised of:

•	approximately 42,000 case sales in aggregate related to the establishment of our U.S. distribution agreement for Gosling’s rums in January 2005, our Gosling-Castle Partners global export venture in April 2005 and our Pallini agency agreement in August 2004 versus no Gosling’s sales and limited Pallini sales in the prior year period; and

•	the remainder represented incremental case sales of our other brands, particularly Boru vodka.

          Our U.S. case sales as a percentage of total case sales increased to 55.4% during the six months ended September 30, 2005 from 41.5% in the comparable prior year period. This increase reflects the addition of Gosling’s rums and Pallini Lemoncello, as well as increased U.S. sales of our other brands, particularly Boru vodka.
          Gross profit. Gross profit increased 100.9% to $3.9 million during the six months ended September 30, 2005 from $1.9 million in the comparable prior year period, while our gross margin decreased to 38.7% for the six months ended September 30, 2005 compared to 39.6% for the comparable prior year period. The absolute increase in gross profit reflected our increased level of sales and the slight decrease in gross margin primarily resulted from a shift in our product mix for those periods.

          Selling expense. Selling expense increased 6.7% to $6.5 million in the six months ended September 30, 2005 from $6.1 million in the comparable prior period. The change in selling expense is primarily attributable to increased compensation expense of $0.5 million from the hiring of additional sales personnel, offset by a change in our advertising activities between the periods. As a percentage of net sales, selling expense decreased to 64.7% compared to 124.6% for the comparable prior year period. This decrease is principally due to the leveraging of our sales force and marketing expenditures across increased sales volumes. We expect this general trend to continue over time, although it may vary based on timing of advertising campaigns and from quarter to quarter.
          General and administrative expense. General and administrative expense increased 53.0% to $2.3 million for the six months ended September 30, 2005 from $1.5 million in the comparable prior year period. Major components of this increase included $0.3 million for the hiring of additional corporate personnel and increased professional and recruiting fees of $0.4 million. As a percentage of net sales, general and administrative expenses decreased to 22.8% for the six months ended September 30, 2005 compared to 30.7% for the comparable prior year period, due to economies of scale with higher sales volumes. We also expect this general trend to continue over time with increased levels of sales.
          Net loss attributable to common stockholders. The net loss attributable to common stockholders for the six months ended September 30, 2005 decreased 11.3% to $6.2 million from the net loss of $6.9 million in the prior year period. These net losses included $0.2 million and $0.3 million in preferred stock dividends accrued during the six months ended September 30, 2005 and the prior year period, respectively.
Fiscal year ended March 31, 2005 compared with fiscal year ended March 31, 2004
          Net sales. Net sales increased $7.8 million, or 161.4%, to $12.6 million for the fiscal year ended March 31, 2005 from $4.8 million for fiscal 2004. This increase reflected an increase in case sales, the acquisition of Roaring Water Bay and a change in product mix, with no material change in sale prices of our products. Our equivalent case sales increased 165.6% from 64,013 to 170,060 cases between fiscal 2004 and 2005, with the increase comprised of:

•	approximately 10,500 case sales in aggregate related to our acquisition of Roaring Water Bay, which had a full year effect in fiscal 2005 versus four months inclusion in fiscal 2004 and the addition of our Gosling’s and Pallini distribution agreements; and

•	the remainder represented incremental case sales of our other brands, particularly Boru vodka.

          Our U.S. case sales as a percentage of total case sales decreased to 43.6% for fiscal 2005 from 45.5% in the comparable prior year period. This decrease was mainly the result of the full year impact of Roaring Water Bay, which contributed slightly lesser U.S. versus international sales.
          Gross profit. Gross profit increased 151.3% to $3.9 million for the fiscal year ended March 31, 2005 from $1.5 million for fiscal 2004, while our gross margin decreased slightly to 30.7% for fiscal 2005 compared to 31.9% in the prior year. The absolute increase in gross profit primarily resulted from the increased sales from our Roaring Water Bay acquisition and Gosling’s and Pallini distribution relationships, as well as changes in our product mix and higher import costs due to a decline in the relative value of the U.S. dollar.
          Selling expense. Selling expense increased 114.3%, to $11.6 million for the fiscal year ended March 31, 2005 from $5.4 million for fiscal 2004. This change was primarily the result of a $4.2 million increase in advertising and promotional expenditures, including a major U.S. Boru vodka marketing campaign, support of other brands acquired with Roaring Water Bay, increased distributor incentives and increased sales support costs; as well as a $2.0 million increase in compensation expense related to hiring several of our regional sales managers in early fiscal 2005 and increased travel and related costs. As a percent of net sales, selling expense for fiscal 2005 decreased to 91.7% compared to 111.8% in the prior year, based on increased economies of scale with higher sales volumes.
          General and administrative expense. General and administrative expense increased 85.5% to $3.6 million for the fiscal year ended March 31, 2005 from $2.0 million for fiscal 2004. This primarily resulted from the full year impact of the Roaring Water Bay acquisition, an increase in occupancy expense due to office relocations in New York and Dublin, and an investment in our administrative and systems platforms. As a percentage of sales, general and administrative expense decreased from 40.6% in fiscal 2004 to 28.8% for fiscal 2005 due to leveraging our overhead costs across higher sales volumes.
          Net loss attributable to common stockholders. The net loss attributable to common stockholders for the year ended March 31, 2005 increased by 83.6% to $12.8 million from a net loss of $7.0 million for fiscal 2004. These net losses included $0.5 million and $0.6 million in preferred stock dividends accrued during fiscal 2005 and fiscal 2004, respectively.
Fiscal year ended March 31, 2004 compared with fiscal year ended March 31, 2003
          Net sales. Net sales increased $2.4 million, or 99.5%, to $4.8 million for the fiscal year ended March 31, 2004 from $2.4 million for fiscal 2003 and our equivalent case sales increased 194.9% from 21,708 cases to 64,013 cases between fiscal 2003 and 2004. These increases resulted primarily from the impact of the Roaring Water Bay acquisition, which was included for four months in fiscal 2004 but not in the prior fiscal year, as well as increased case sales of our other brands and change in product mix, with no material change in sale prices of our products. While U.S. sales increased on an absolute basis from period to period, as a percentage of total sales, net case sales in the United States accounted for 45.5% of total case sales in fiscal 2004, down significantly from 85.1% in fiscal 2003 due mainly to the effects of our Roaring Water Bay acquisition which had a disproportionate amount of international sales.
          Gross profit. Gross profit increased 55.5% to $1.5 million for the fiscal year ended March 31, 2004 from $1.0 million for fiscal 2003, while our gross margin decreased to 31.9% for fiscal 2004 compared to 41.0% for fiscal 2003. This absolute increase and percentage decrease were primarily due to the inclusion of the partial year results of Roaring Water Bay in fiscal 2004.
          Selling expense. Selling expense increased 61.2%, to $5.4 million for the fiscal year ended March 31, 2004 from $3.3 million for fiscal 2003. This increase was primarily the result of our acquisition of Roaring Water Bay and increased advertising and promotion costs. As a percent of net sales, selling expense for fiscal 2004 decreased to 111.8% compared to 138.4% for fiscal 2003, reflecting increased economies of scale with higher sales volumes.
          General and administrative expense. General and administrative expense increased 139.6% to $2.0 million for the fiscal year ended March 31, 2004 from $0.8 million for fiscal 2003 and increased as a percentage of sales from 33.8% in fiscal 2003 to 40.6% for fiscal 2004. These increases primarily reflected increased overhead and personnel costs related to our Roaring Water Bay acquisition.
          Net loss attributable to common stockholders. The net loss attributable to common stockholders for the year ended March 31, 2004 increased by 102.0% to $7.0 million from a net loss of $3.5 million for fiscal 2003. These net losses included $0.6 million and $14,960 in preferred stock dividends accrued during fiscal 2004 and fiscal 2003, respectively.
Potential fluctuations in quarterly results and seasonality
          See “Risk Factors — Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future, rendering sequential quarter-to-quarter comparisons of our financial results unreliable as indicators of performance.”

Quarterly results of operations
          The following table presents unaudited consolidated statements of operations data for each of the fourteen quarters concluding with the quarter ended September 30, 2005. We believe that all necessary adjustments have been included to present fairly the quarterly information when read in conjunction with our annual financial statements and related notes. The operating results for any quarter are not necessarily indicative of the results for any subsequent quarter.

	Quarter ended

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,
	2002	2002	2002	2003	2003	2003	2003(1)	2004

Consolidated Statement of Operations Data (in thousands):
Sales, net	$484	$485	$724	$726	$604	$542	$2,132	$1,549
Cost of sales	270	272	434	452	396	364	1,446	1,081

Gross profit	214	213	290	274	208	178	686	468

Selling expense	673	735	972	968	755	809	1,729	2,105
General and administrative expense	149	130	234	305	348	406	536	670
Depreciation and amortization	11	11	24	26	38	43	51	41

Loss from continuing operations	(619)	(663)	(940)	(1,025)	(933)	(1,080)	(1,630)	(2,348)

Other Income	2	—	—	4	—	1	1	—
Other Expense	—	(4)	(2)	(3)	(6)	(6)	(64)	(6)
Foreign currency gain/(loss)	—	5	(6)	(7)	(9)	9	(309)	224
Income tax benefit	—
Interest expense, net	(30)	(40)	(56)	(56)	(57)	(57)	(97)	(93)
Minority Interests							5	31
Net loss	(647)	(702)	(1,004)	(1,087)	(1,005)	(1,133)	(2,094)	(2,192)
Less: Preferred stock dividends	—	—	—	15	45	87	87	339

Net loss attributable to common stockholders	$(647)	$(702)	$(1,004)	$(1,102)	$(1,050)	$(1,220)	$(2,181)	$(2,531)

Net loss per common share:
Basic	$(0.38)	$(0.38)	$(0.50)	$(0.61)	$(0.58)	$(0.68)	$(0.97)	$(0.81)

Diluted	$(0.38)	$(0.38)	$(0.50)	$(0.61)	$(0.58)	$(0.68)	$(0.97)	$(0.81)

Weighted average shares used in computation:
Basic	1,710	1,852	2,000	1,800	1,800	1,800	2,240	3,107

Diluted	1,710	1,852	2,000	1,800	1,800	1,800	2,240	3,107

	Quarter ended

	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2004	2004	2004	2005(2)	2005(3)	2005

Consolidated Statement of Operations Data (in thousands):
Sales, net	$2,163	$2,732	$4,761	$2,962	$4,916	$5,175
Cost of sales	1,483	1,476	3,608	2,178	3,065	3,099

Gross profit	680	1,256	1,153	784	1,851	2,076

Selling expense	2,978	3,131	3,323	2,137	3,225	3,276
General and administrative expense	795	708	1,234	900	1,137	1,236
Depreciation and amortization	26	24	29	88	182	181
Loss from continuing operations	(3,119)	(2,607)	(3,433)	(2,341)	(2,694)	(2,617)
Other income	—	122	3	4	—	34
Other expense	(9)	(9)	(15)	(9)	(9)	(9)
Foreign currency gain/(loss)	1	(384)	345	166	(313)	15

Income tax benefit					37	37
Interest expense, net	(466)	(112)	(259)	(161)	(259)	(364)
Minority interests	2	(16)		3	129	95

Net loss	(3,591)	(3,006)	(3,359)	(2,338)	(3,109)	(2,804)

Less: Preferred stock dividends	86	87	177	176	71	132

Net loss attributable to common stockholders	$(3,677)	$(3,093)	$(3,536)	$(2,514)	$(3,180)	$(2,936)

Net loss per common share:
Basic	$(1.18)	$(1.00)	$(1.14)	$(0.81)	$(1.02)	$(0.95)

Diluted	$(1.18)	$(1.00)	$(1.14)	$(0.81)	$(1.02)	$(0.95)

Weighted average shares used in computation:
Basic	3,107	3,107	3,107	3,107	3,107	3,107

Diluted	3,107	3,107	3,107	3,107	3,107	3,107

(1)	In December 2003, we acquired The Roaring Water Bay Spirits Group Limited (which we renamed Castle Brands Spirits Group Limited) and The Roaring Water Bay Spirits Marketing and Sales Company Limited (which we renamed Castle Brands Spirits Marketing and Sales Company Limited), together, with their operating subsidiaries and other related entities. Our quarterly results of operations data presented above incudes the results of operations of these entities commencing as of the December 31, 2003 closing date of the acquisition.

(2)	Our quarterly results of operations data presented above includes our sales of Gosling’s rum products in the United States and the United Kingdom under our distribution agreement with Gosling’s Export commencing as of its January 1, 2005 effective date.

(3)	Our quarterly results of operations include the results of operations of Gosling-Castle Partners, our 60%-owned strategic venture, commencing as of the February 18, 2005 closing date of our investment in such entity, with adjustments for minority interest; however, Gosling-Castle Partners had no meaningful operations prior to April 1, 2005.

Liquidity and capital resources
          Our primary uses of cash have been for new product development, selling and marketing expense, employee compensation and working capital. Our main sources of cash have been from the sale of common and preferred stock, the sale of convertible and senior notes and borrowings under bank credit facilities.
          Our balance of cash and cash equivalents was $8.5 million at September 30, 2005 as compared to $5.7 million at March 31, 2005.

          The following trends are reasonably likely to result in a material decrease in our liquidity over the near-to-mid term:

•	an increase in working capital requirements to finance higher levels of inventories and accounts receivable;

•	addition of administrative and sales personnel as our business expands;

•	increases in advertising, public relations and sales promotions for existing and new brands and as we expand within existing markets or enter new markets;

•	acquisition of additional spirits brands;

•	financing the operations of our 60% owned Gosling-Castle Partners venture; and

•	expansion into new markets and within existing markets in the United States and internationally.

          We expect it will require increasing amounts of working capital to finance our inventory levels in the United States. Except for Gosling’s rums, which are bottled in the United States, all of our products are imported from Europe. In the case of our wholly-owned brands, there is a three-to-four month production and shipping lead time between the time of order placement and the time the product is available for sale. This lead time has required us to ensure that we maintain sufficient inventory to properly service our customers.
          We expect to experience a lengthening of the revenue collection cycle due to the need to extend payment terms as an incentive to encourage customers to make container-sized purchases of our products on which title passes to the customer at the shipping point in Ireland. A lengthening of the revenue collection cycle will require a significant amount of working capital.
     Cash flows
          The following table summarizes our primary sources and uses of cash during the periods presented (in thousands):

				Six months
				ended
	Year ended March 31,			September 30,

	2003	2004	2005	2004	2005

Net cash provided by (used in):
Operating activities	$(3,833)	$(5,335)	$(13,331)	$(6,243)	$(8,310)
Investing activities	(21)	(6,723)	(598)	(496)	(164)
Financing activities	3,920	15,275	16,142	4,712	11,326

Net increase (decrease) in cash and cash equivalents	$66	$3,217	$2,213	$(2,027)	$2,852

          Operating activities. A substantial portion of our available cash has been used to fund our operating activities. In general, these cash funding requirements are based on operating losses, driven chiefly by our sizable investment in selling and marketing. With increases in our overall sales volumes, we have also utilized cash to fund our receivables and inventories. In general, these increases are only partially offset by increases in our accounts payable to our suppliers and accrued expenses. Our business has incurred significant losses since inception.
          On average, the production cycle for our owned brands can take as long as three months from the time we obtain the distilled spirits and other materials needed to bottle and package our products to the time we receive products available for sale, which is impacted by the international nature of our business. With respect to Gosling’s rums and Pallini Limoncello, we do not produce the finished product and, instead, receive the finished product directly from the owners of such brands. From the time we have products available for sale, an additional three to four months may be required before we sell our inventory and collect payment from our customers.
          In the six months ended September 30, 2005, net cash used in operating activities was $8.3 million, consisting primarily of losses from our operations of $5.9 million, a $0.9 million increase in accounts receivable and a $1.7 million increase in accounts payable and accrued expenses. In the six months ended September 30, 2004, net cash used in operating activities was $6.2 million, consisting primarily of losses from our operations of $6.6 million, which was offset by a $2.0 million increase in accounts payable and accrued expenses.
          Net cash from operations used in the fiscal year ended March 31, 2005 was $13.3 million, consisting primarily of losses from operations of $12.3 million, an increase in accounts receivable of $1.8 million, an increase in inventory of $1.6 million and an increase in other assets of $0.9 million, partially offset by an increase in accounts payable and accrued expenses of $1.5 million. Net cash from operations used in the fiscal year ended March 31, 2004 was $5.3 million and was attributable to our operating losses of $6.4 million and a decrease of $0.2 million in our accounts payable and accrued expenses. Net cash used in the fiscal year ended March 31, 2003 was $3.8 million, consisting primarily of losses from operations of $3.4 million and an increase of $0.4 million in inventory.
          Investing activities. Since April 1, 2002, the single largest use of cash in investing activities was $6.7 million in the year ending March 31, 2004, which was used as a part of the $17.0 million total consideration used to acquire the controlling interest of Roaring Water Bay, with a subsequent purchase of minority interest for $0.4 million.
          Financing activities. During the three years ending March 31, 2005, in order to fund the above operating and investing activities, our total net cash from financing activities was approximately $35.3 million, which came primarily from our issuances of convertible preferred stock, senior notes and convertible subordinated debt.
          Net cash provided by financing activities during the six months ended September 30, 2005 was $4.7 million and consisted primarily of funds raised from the second and third tranches of our 6% convertible note financing. A portion of these funds was used during that period to fund our capital investments in Gosling-Castle Partners of $1.0 million.
          Upon consummation of this offering, we believe that we will be able to fund our operations from the proceeds of this offering, our projected cash flow from operations and current cash and cash equivalents for at least twelve months succeeding the closing of this offering. Beyond that, additional financing may be needed to fund working capital and other requirements. Changes in our operating plans, acquisitions or other additions of brands, lower than anticipated sales, increased expenses, or other events, including those described in “Risk Factors,” may require us to seek additional debt or equity financing on an accelerated basis. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could impact negatively our growth plans, financial condition and results of operations. Additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve significant cash payment obligations or financial covenants and ratios that restrict our ability to operate our business.

Obligations and commitments
          Credit facilities. We have credit facilities with availability aggregating approximately €1.4 million ($1.8 million) with two affiliated Irish banks, including overdraft, customs and excise guaranty, forward currency dealing, revolving credit and accounts receivable facilities. These facilities, which are payable on demand and renew annually and have interest rates ranging from prime plus 3% to 7.85%. We also arranged revolving credit facilities aggregating approximately £242,000 ($454,000) with the same lender for working capital purposes. These other banking facilities are also payable on demand and renew annually subject to certain provisions, have interest rates ranging from prime plus 2% to prime plus 2.25%. We also secured a €190,000 ($245,000) term note with the same lender. We have deposited €300,000 with the banks to secure these borrowings. The term note carries an interest rate of 5.2% and calls for monthly payments of principal and interest of €6,377 through 2006.
          We believe we are in compliance with the financial covenants of our Irish bank facilities and that the completion of this offering will not cause us to fail to be in compliance with any of the financial covenants with respect to the Irish bank facilities.
          As of March 31, 2004, we established a revolving credit facility with a U.S. secured lender of which the outstanding balance was repaid, together with a loan termination fee of $60,000 and accrued interest and fees of $4,176. This line of credit was terminated simultaneously with the issuance of the senior notes in June 2004.
          9% Senior notes. On June 9, September 28 and October 13, 2004, our wholly owned subsidiary Castle Brands (USA), issued to 27 individuals $4.6 million of senior notes secured by accounts receivable and inventories of Castle Brands (USA). As issued, these senior notes bore an interest rate of 8%, payable semi-annually on November 30th and May 31st, and were to mature on May 31, 2007. The senior notes are guaranteed as to payment by us. Effective August 15, 2005, the terms of these notes were modified with the consent of the note holders to mature on May 31, 2009 in exchange for an interest rate adjustment to 9%.
          In addition, these notes were accompanied by warrants to purchase 25 shares of our common stock at $8.00 a share for every $1,000 principal amount of such notes for an aggregate of 116,500 shares.
          The senior notes are subject to customary restrictive covenants. In addition, the consent of holders of a requisite majority of the aggregate principal amount of these notes is required for Castle Brands (USA) to take any of the following actions: merge or consolidate or sell all or substantially all of its assets other than with an entity formed in the United States or to a person or entity that assumes all of our obligations under the senior notes, engage in a transaction with an affiliate unless the transaction is on fair and reasonable terms, or change our jurisdiction of incorporation without giving 60 days prior notice.
          If we or Castle Brands (USA) were to default on the payment of principal or interest on our senior notes and the default continues for 20 business days, breach any representation, warranty or certification made in the senior note documents, default in the performance of the material obligations under the senior note documents, which default is unremedied for a period of 60 days after we receive notice of such default, enter into any arrangement for the benefit of creditors or otherwise wind-up or dissolve, then the holders of our senior notes could declare all principal and interest to be immediately payable.
          We believe that we are in compliance with the financial covenants related to our senior notes and will continue to be in compliance upon completion of this offering. We are under no obligation to retire our senior notes from the proceeds of this offering.
          6% subordinated convertible notes. On March 1, 2005, we entered into a convertible note purchase agreement for up to $10.0 million, with the principal amount convertible, at the option of the holder, at a conversion price of $8.00 per share. The convertible note agreement was amended on August 16, 2005 to (a) increase the amount of loans under such agreement to $15.0 million and (b) provide for 40% of the outstanding principal amount of the notes to convert automatically into common stock upon an initial public offering of our common stock at a conversion price of $7.00 per share. Currently, there are three 6% convertible promissory notes outstanding for $5.0 million each. These notes were issued on March 1, 2005, June 27, 2005 and August 16, 2005 and mature on March 1, 2010. They bear interest at the rate of 6% per annum, payable quarterly, at our option for a period of two years from the date of the note, in cash or in additional notes bearing an interest rate of 7.5% per annum. We may not prepay our 6% convertible notes without the consent of the holders.

          In accordance with the amended terms, $6.0 million of our 6% convertible notes will automatically convert into shares of our common stock at a price of $7.00 per share upon an initial public offering of our common stock. The outstanding balance of our 6% convertible notes may be converted into common stock at any time at the option of the holders at a conversion rate of $8.00 per share and will automatically convert at such time as the closing price of our common stock is $20.00 per share or more for thirty consecutive days at any time after March 1, 2008. The 6% convertible notes are unsecured.
          These 6% convertible notes are subject to a number of customary restrictive covenants and certain potential limits on future indebtedness, excluding qualified brand acquisition indebtedness, and which are impacted by our aggregate equity market capitalization. As long as there is at least $1.5 million aggregate principal amount outstanding under these notes: (a) the approval of holders of at least a majority of the aggregate principal amount of the 6% convertible notes outstanding is required before we may pay dividends or make a distribution or payment on our equity securities or redeem or repurchase our equity securities (other than repurchases from employees upon termination of their employment) and (b) the approval of holders of at least 70% of the aggregate principal amount of the 6% convertible notes outstanding is required before we may engage in a transaction with an affiliate or incur indebtedness in excess of $30.0 million; provided, however, that the indebtedness covenant will no longer be applicable if the product of our fully diluted securities multiplied by the average of the highest bid and lowest asked prices on the exchange or over-the-counter quotation system on which our common stock is listed is at least $100.0 million for a period of at least 90 days. The limit on indebtedness does not include indebtedness that is incurred in connection with the acquisition of a brand related to, or an entity doing business in or related to, the beverage alcohol market, to the extent such indebtedness (including costs and fees associated with incurring such debt) does not exceed an amount equal to three times the target’s earnings before interest, taxes, depreciation and amortization.
          If we were to default on the payment of principal or interest on our 6% convertible notes, fail to pay any other debt for borrowed money in excess of $250,000 when it is due and payable, fail to perform the affirmative covenants contained in the convertible note purchase agreement, and fail to cure such failure within 10 business days or fail to perform, keep or observe any material term, provision, covenant or agreement contained in the convertible note purchase agreement or any of the notes issued under the agreement and fail to cure within 20 days, then the holders of our 6% convertible notes could declare all principal and interest to be immediately payable.
          Upon the consummation of this offering, $6.0 million principal amount of our 6% convertible notes will automatically convert into 857,143 shares of our common stock, and all of the interest accrued on these notes through the closing date of this offering will be paid out of the proceeds of this offering.
          We believe that we are currently in compliance with all of the financial covenants related to our 6% convertible notes. We do not expect the completion of this offering to affect our compliance with the financial covenants under these notes.
          Gosling’s export venture. On February 18, 2005, in connection with our investment in the Gosling-Castle Partners Inc. strategic export venture with the Gosling’s family, we issued a promissory note to Gosling-Castle Partners (now our 60% owned subsidiary) in the amount of $4.9 million. This promissory note is due in installments as follows:

$1,025,000 was due April 1, 2005 and was paid;

$1,125,000 was due October 1, 2005 and was paid;

$1,000,000 is due April 1, 2006;
$1,000,000 is due October 1, 2006; and
$750,000 is due April 1, 2007.
          This note bears interest at the rate of 4% per annum beginning October 1, 2005. There are no restrictive covenants.

          Under Gosling-Castle Partners’ exclusive export agreement with Gosling’s Export (Bermuda) Limited, Gosling-Castle Partners is required to pay $2.5 million to Gosling’s Export (Bermuda) Limited in exchange for the distribution rights set forth in such agreement in four equal installments on April 1, 2005, October 1, 2005, April 1, 2006 and October 1, 2006. As of the date of this prospectus, Gosling-Castle Partners has remaining aggregate payments of approximately $1.3 million.
          5% Euro denominated convertible subordinated notes. In connection with the acquisition of Roaring Water Bay on December 1, 2003, we issued an aggregate principal amount of €1,374,750 (recorded as $1,656,299 in our consolidated financial statements as of September 30, 2005) of our 5% euro denominated convertible subordinated notes due December 1, 2006. These notes bear interest at the rate of 5% per annum and are convertible into shares of our common stock at a conversion price of €5.22 per share.
          These 5% euro denominated convertible subordinated notes are subject to customary restrictive covenants. In addition, the consent of holders of a majority of the aggregate principal amount of these notes was required for, and obtained by, us to file the registration statement of which this prospectus forms a part.
          We believe that we are currently in compliance with all of the financial covenants related to our 5% euro denominated convertible subordinated notes and we do not expect that completion of this offering will affect such compliance.
          If we were to default on the payment of principal or interest on our 5% euro denominated convertible subordinated notes and such default were to continue for 30 days after we receive notice of such default, fail to pay any other debt for borrowed money in excess of $250,000 when it is due and payable and such default continues for 30 days after we receive notice of such default, fail to comply with any agreements contained in such note and such failure continues for 30 days after we receive notice or we enter into any arrangement for the benefit of creditors or otherwise wind-up, dissolve or commence a bankruptcy proceeding, then the holders of our 5% euro denominated convertible subordinated notes could declare all principal and interest to be immediately payable.
          Upon the consummation of this offering, all of our 5% euro denominated convertible subordinated notes will automatically convert into 263,492 shares of our common stock, and all of the interest accrued on these notes through the closing date of this offering will be paid out of the proceeds of this offering.
          The Roaring Water Bay related notes. In December 2003, in connection with our acquisition of Roaring Water Bay, we issued to the stockholders of Roaring Water Bay subordinated notes in the principal amount of €444,389 ($535,400). These notes are non-interest bearing and the principal is due in installments of €177,743, €133,323 and €133,323 on December 1, 2004, 2005 and 2006, respectively. A total of €177,743 of the principal amount of these notes has been repaid.
          If we were to default on the payment of principal on our non-interest bearing notes and such default continues for 25 days after we receive notice of such default, then the holders of the non-interest bearing notes could declare all principal to be immediately payable.
          In connection with the acquisition, we also issued 5.7% subordinated notes due July 11, 2007, in the principal amount of €255,000 ($307,224) in exchange for the elimination of certain common share rights of the Roaring Water Bay stockholders. These notes accrue interest at a rate of 5.7% per annum with the aggregate interest payable being limited to €51,000. The total principal and interest on the notes are due at maturity. These notes do not contain any restrictive covenants.
          If we were to default on the payment of principal or interest on our 5.7% subordinated notes and such default continues for 30 days after we receive notice of the default, the holders of our 5.7% convertible notes could declare all principal and interest due at any time after 90 days from the default. If, among other things, any meeting of our creditors is held or we make any arrangement for the benefit of creditors or we otherwise wind-up or dissolve, fail to pay any other material indebtedness when due, or undertake to sell all or substantially all of our assets, then the holders of our 5.7% convertible notes could declare all principal and interest to be immediately payable.
          We intend to use approximately $628,479 from the proceeds of this offering to prepay all of the remaining principal balance outstanding under both these non-interest bearing notes and the 5.7% subordinated notes. We will also pay from such proceeds all accrued and unpaid interest on these notes through the closing date of this offering.
          Office equipment leases. We financed the purchase of certain office equipment totaling $17,872. The equipment leases call for monthly payments of principal and interest at the rate of 5% per annum, to be paid through July 2009. As of March 31, 2005, we owed $15,998 under this lease.
          Future commitments of notes and capital lease. Principal payments due over the next five years for the above listed notes payable and capital lease are due as follows (as translated at the exchange rate in effect on March 31, 2005):

For the years ending
March 31,	Amount

(in thousands)
2006	$3,032
2007	1,225
2008	349
2009	4
2010	9,662

Total	$24,272

Less current portion	3,032

Non-current portion	$21,240

          Convertible preferred stock. Pursuant to a series of private offerings, we have issued and currently have outstanding 535,715 shares of our Series A convertible preferred stock, 200,000 shares of our Series B convertible preferred stock and 3,353,750 shares of our Series C convertible preferred stock, for which we obtained gross proceeds of $31.8 million, including $10.4 million since March 31, 2004.
          Holders of our Series A preferred stock and Series B preferred stock are entitled to cumulative dividends beginning on December 1, 2003, at a current rate of 7.0% per annum. Holders of our Series C preferred stock are entitled to cumulative dividends beginning on December 1, 2005 at a rate of 4.0% per annum.
          We are required to redeem 20% of our Series A preferred stock, Series B preferred stock and Series C preferred stock at the original issue price, plus all accrued and unpaid dividends, if any, on February 20, 2009 and each February 20 thereafter with respect to our Series A preferred stock and Series B preferred stock and December 1, 2009 and each December 1 thereafter with respect to our Series C preferred stock.
          All of our Series A preferred stock, Series B preferred stock and Series C preferred stock will automatically convert into an aggregate of 4,089,465 shares of our common stock, and all of the dividends accrued on our preferred stock through the closing date of this offering will be converted into shares of our common stock, upon the consummation of this offering (an estimated 155,371 additional shares based on estimated dividends of $1,064,104 through the closing date).

Contractual obligations
          The following table sets forth our contractual commitments as of March 31, 2005 for each of the following fiscal years:

	Payments due during fiscal year ending March 31,

	2006	2007	2008	2009	2010	Thereafter	Total

	(in thousands)
Long-term notes payable, including current portion and estimated interest(1)
Ulster Bank facilities	$1,907	$54	$24	$—	$—	$—	$1,985
Gosling’s export agreement	1,170	1,210	—	—	—	—	2,380
Roaring Water Bay loans	172	172	329	—	—	—	673
9% senior notes	—	—	—		4,660		4,660
6% convertible subordinated notes	—	—	—	—	5,000	—	5,000
5% euro denominated convertible notes	—	1,656	—	—	—	—	1,656
Capital leases	3	3	4	4	2		16
Operating leases	293	303	303	143	5	—	1,047
Estimated interest	856	813	737	725	371		3,502

Total	$4,401	$4,211	$1,397	$872	$10,038	$—	$20,919

(1)	Does not include an additional $10.0 million of 6% convertible subordinated notes issued in July and August 2005 or give effect to the expected conversion of $6.0 million of such 6% convertible notes and all of our 5% euro denominated convertible notes into common stock upon the consummation of this offering or the repayment of our Roaring Water Bay loans from the proceeds of, and upon the consummation of, this offering.
Impact of inflation
          We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations during fiscal 2003, 2004 or 2005. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.
Recent accounting pronouncements
          In December 2004, the FASB issued a revision of SFAS No. 123, “Share-Based Payment,” referred to as SFAS 123(R), which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. This statement focuses primarily on transactions in which an entity obtains employee services in exchange for share-based payments. Under SFAS 123(R), a public entity generally is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, with such cost recognized over the applicable vesting period. In addition, SFAS 123(R) requires an entity to provide certain disclosures in order to assist in understanding the nature of share-based payment transactions and the effects of those transactions on the financial statements. The provisions of SFAS 123(R) are required to be applied as of the beginning of the first interim or annual reporting period of the entity’s first fiscal year that begins after June 15, 2005. As such, we are required to adopt the provisions of SFAS 123(R) at the beginning of the first quarter of fiscal 2007. While we currently disclose the pro-forma earnings effects of our stock-based awards, we are evaluating the impact the implementation guidance and revisions included in SFAS 123(R) will have on our consolidated financial statements.
          In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment of ARB No. 43, Chapter 4, referred to as SFAS No. 151. SFAS No. 151 amends Accounting Research

Bulletin (“ARB”) No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for idle facility expense, freight, handling costs and waste (spoilage). Previously, these costs were recognized as current period expenses when they were considered “so abnormal.” SFAS No. 151 requires those items be recognized as current period charges regardless of whether they meet the “so abnormal” criteria. In addition, SFAS No. 151 clarifies that fixed overhead allocations to inventory costs be based on normal capacity of production facilities. SFAS No. 151 is effective for inventory costs incurred during 2007 and earlier application is permitted. We believe our current accounting policies closely align to the new rules. Accordingly, we do not believe this new standard will have a material impact on our financial statements.
          In March 2004, the FASB issued EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” referred to as EITF 03-1. EITF 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued Staff Position EITF 03-1-1, which delays the effective date until additional guidance is issued for the application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired. We do not believe that adoption of EITF 03-1 will have a material impact on our financial position or results of operations.
          In November 2004, the FASB reached a conclusion with respect to EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” referred to as EITF 04-8. EITF 04-8 requires companies to account for contingently convertible debt using the “if converted” method set forth in SFAS No. 128 “Earnings per Share,” for calculating diluted earnings per share. Contingently convertible debt is to be included in diluted earnings per share as if the debt had been converted into common stock. The provisions of EITF 04-8 are required to be applied to reporting periods ending after December 15, 2004. Following the completion of this offering, we will no longer have contingently convertible debt instruments and EITF 04-8 will have no impact on the calculation of our diluted earnings per share.
Quantitative and qualitative disclosures about market risk
          As of September 30, 2005, we did not participate in any derivative financial instruments, or other financial or commodity instruments for which fair value disclosure would be required under SFAS No. 107, “Disclosure About Fair Value of Financial Investments.” We hold no investment securities that would require disclosure of market risk.
          We do participate in certain foreign exchange currency future contracts programs to limit our risk and the potential impact of currency fluctuations on our product costs. When placing a product order, we attempt to lock in its cost by buying forward contracts on euros coinciding with the projected payment dates for such purchases. Individual forward contracts rarely extend for more than six months or exceed €300,000 ($361,440). Total forward contracts outstanding do not exceed €1,250,000 ($1,506,000). Depending upon the term of the contract, the cost of these transactions can vary between approximately 50 to 100 basis points.
Changes in and disagreements with accountants on accounting and financial disclosure
          On September 28, 2004, the audit committee of our board of directors and our entire board of directors approved the engagement of Eisner LLP to audit our financial statements for the fiscal years ended March 31, 2003, 2004 and 2005, replacing Grodsky Caporrino & Kaufman, PC as our principal accountants effective September 28, 2004. Grodsky Caporrino & Kaufman, PC was replaced in order to engage accountants authorized to practice before the Securities and Exchange Commission.
          Grodsky Caporrino & Kaufman’s reports on our financial statements for the years ended December 31, 2002 and 2003 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During those two years, there were no disagreements with Grodsky Caporrino & Kaufman on any matter of accounting principle or practice, financial statement disclosure or auditing scope or procedure, which, if not resolved to Grodsky Caporrino & Kaufman’s satisfaction, would have caused Grodsky Caporrino & Kaufman to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statements for such years.
          During the fiscal years ended March 31, 2003 and 2004 and through September 28, 2004, we have not consulted with Eisner LLP with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

BUSINESS
Overview
          We are an emerging developer and global marketer of premium branded spirits within four growing categories of the spirits industry: vodka, rum, Irish whiskey and liqueurs/cordials. Since our formation in 1998, we have invested over $60 million in capital to develop our operating platform, acquire and grow our branded portfolio of distinctive premium spirits and establish U.S. and international sales and distribution. Our premium spirits brands include, among others, Boru vodka, Gosling’s rum, Knappogue Castle Whiskey and Pallini Limoncello.
          For our fiscal year ended March 31, 2005 and the six months ended September 30, 2005, we recorded sales of approximately 170,000 cases and 133,500 cases, respectively, which are measured based on the industry standard of nine-liter equivalent cases, and revenues of approximately $12.6 million and $10.1 million, which represented increases of 161% and 106% from revenues recorded for the prior comparable fiscal periods. These increases reflect both organic growth and growth from additions to our brand portfolio. We intend to continue our current growth through further market penetration of our brands, as well as through strategic relationships and acquisitions of both established and emerging spirits brands with global growth potential.
Background

Predecessor operations
          We were formed in July 2003, as a Delaware corporation, by our predecessor company, Great Spirits Company LLC, a Delaware limited liability company. Great Spirits Company was formed in February 1998 by our chief executive officer, Mark Andrews, through one of his affiliated entities, Knappogue Corp. Mr. Andrews originally formed Great Spirits Company for the purpose of importing and selling the Knappogue Castle 1951 Irish whiskey developed by his father, and he contributed 2,000 bottles of this whiskey to Great Spirits Company in connection with its formation.
          During its first year of operations, Great Spirits Company:

•	obtained a federal license to import and wholesale liquor in the United States from the Alcohol and Tobacco Tax and Trade Bureau, a division of the U.S. Department of the Treasury;

•	engaged MHW Ltd. to act as importer of record for it in the United States;

•	created our premium Knappogue Castle single malt Irish whiskey to complement Knappogue Castle 1951 and entered into various agreements with respect to its production;

•	established bottling arrangements with Terra Limited, which continues to act as one of our primary bottlers today;

•	hired our first sales manager;

•	acquired the last known existing stock of British Royal Navy Imperial Rum, one of the rarest and most historically significant commercially available rums today, upon which the flavor profile of our Sea Wynde rum was subsequently patterned; and

•	raised $2.0 million of private equity financing, including $1.8 million of the approximately $7.2 million that has been invested in our company by Mr. Andrews and his affiliates as of the date of this prospectus.

          During 1998, Great Spirits Company also entered into a strategic venture with Gaelic Heritage Corporation Limited, an affiliate of Terra, pursuant to which we obtained the exclusive distribution rights with respect to, and a 60% ownership interest in, Celtic Crossing, a premium brand of Irish liqueur, in the United States, Canada, Mexico, Puerto Rico and the islands between North and South America. As part of this strategic venture arrangement, Gaelic Heritage retained the exclusive rights to produce and supply us with Celtic Crossing. See “—Strategic brand-partner relationship.”
          Thereafter, prior to our formation in July 2003, Great Spirits Company introduced our award winning Sea Wynde rum to the market, entered into an exclusive distribution agreement with The Roaring Water Bay Spirits Group Limited to distribute Boru vodka in the United States and obtained an additional $13.0 million of private equity financing.

Our formation and the acquisition of the Roaring Water Bay entities
          In early 2003, Great Spirits Company entered into negotiations with The Roaring Water Bay Spirits Group Limited to acquire the Boru vodka brand and, in July 2003, we were formed as a holding company to effectuate the merger of Great Spirits Company and the Roaring Water Bay entities. This merger was accomplished on December 1, 2003, with the simultaneous (a) merger of Great Spirits Company into a wholly owned subsidiary established by us for such purpose, now known as Castle Brands (USA) Corp., and (b) acquisition by us of The Roaring Water Bay Spirits Group Limited and its affiliated companies, referred to by us as Roaring Water Bay, making them our subsidiaries, now known as Castle Brands Spirits Group Limited and Castle Brands Spirits Marketing and Sales Company Limited. As a result of this acquisition, we acquired ownership of Boru vodka, which is now our leading brand, and also added the Clontarf family of Irish whiskeys and Brady’s Irish cream to our brand portfolio. During the merger process, we raised approximately $21.7 million of additional private equity financing.

Recent developments
          Subsequent to our formation and acquisition of Roaring Water Bay, we have obtained approximately $34.0 million of additional private equity and convertible debt financing, increased our global sales staff to 28 people, including six regional U.S. sales managers and two foreign sales managers, and established an extensive distribution network throughout the United States, as well as a growing distribution network in the European market and elsewhere. We have also recently added two additional and significant brands to our portfolio, as discussed below:

•	in August 2004, we entered into an exclusive marketing agreement with I.L.A.R. S.p.A., a family owned Italian spirits company founded in 1875, pursuant to which we obtained the long-term exclusive U.S. distribution rights (excluding duty free sales) with respect to its Pallini Limoncello, a premium Italian liqueur, and related brand extensions;

•	in January 2005, we became the exclusive U.S. distributor for Gosling’s rums, including Gosling’s Black Seal dark rum and related brands, all of which are produced by the Gosling family in Bermuda, where Gosling’s rums have been under continuous production for over 150 years. In February 2005, we expanded this relationship by acquiring a 60% controlling interest in Gosling-Castle Partners Inc., a global export venture owned by us and the Gosling family; and

•	effective April 1, 2005, Gosling-Castle Partners secured the exclusive long-term export and distribution rights for the Gosling’s rum products for all countries other than Bermuda, including an assignment of the Gosling’s rights under our January 2005 distribution agreement with them. See “—Strategic brand-partner relationships.”

          Our recent brand additions, together with those we acquired from Roaring Water Bay and from our merger with Great Spirits Company, have provided us with a strong base from which we can continue expanding our portfolio and market presence. In addition, we believe they have helped foster our reputation as a strategic partner for smaller companies with established and emerging spirits brands seeking increased brand recognition and global expansion.
Our brands
          We market our premium spirits brands in the following distilled spirit categories: vodka, rum, Irish whiskey and liqueurs/cordials.
          Boru vodka. Boru vodka is our leading brand and accounted for approximately 63% and 49% of our sales for the fiscal year ended March 31, 2005 and the six months ended September 30, 2005. We expect Boru to also represent a significant portion of our growth over the next several years.
          Boru vodka is, we believe, one of the few premium vodkas produced in Ireland and also one of the largest selling premium vodkas in Ireland. It was developed in 1998 and named after the first High King of Ireland, an Irish national hero known for uniting the Irish clans and driving foreign invaders out of Ireland in 1014 A.D. The Boru brand is meant to reflect the strength, power and purity of spirit associated with the image of this King Brian Boru. It is quadruple distilled using pure spring water for smoothness and filtered through ten feet of charcoal made from Irish oak for increased purity. In addition, flavor extensions are and will remain an important source of growth for us, and we have three flavor extensions of Boru vodka: Boru Citrus, Boru Orange and Boru Crazzberry (a cranberry/raspberry flavor fusion).
          Gosling’s rum. Gosling’s rums are distilled in Bermuda where the Gosling brand has a distinguished heritage, having been under continual ownership by the Gosling family for over 150 years. The Gosling’s rum brands are internationally known, particularly with consumers who have traveled to Bermuda.
          Gosling’s offers three distinct premium rums:

•	Gosling’s Black Seal – Gosling’s Black Seal is a premium dark rum, which is best known as an ingredient in the Gosling’s trademarked cocktail Dark ‘n Stormy – known as the “national drink of Bermuda.” To foster the promotion of the Dark ‘n Stormy, we also distribute its recommended mixture counterpart, Barritt’s Ginger Beer, a well known non-alcoholic ginger beer from Bermuda. Gosling’s Black Seal was awarded a Platinum Medal (the highest offered) in the World Spirits Competition, conducted by the Beverage Tasting Institute in 2000. In that competition, as part of a blind taste test conducted with respect to a selection of world class rums, Gosling’s Black Seal was rated “96” out of a possible “100” and a “Best Buy”;

•	Gosling’s Gold Bermuda Rum – Gosling’s Gold Bermuda Rum, lighter in color than Gosling’s Black Seal, was introduced in 2004. It is often combined with Gosling’s Black Seal and fruit juices in the Rum Swizzle cocktail, a popular drink in Bermuda; and

•	Gosling’s Old Rum – Gosling’s Old Rum is a premium “family reserve” rum that is produced in limited quantities. Gosling’s Old Rum was created based on the Gosling’s Black Seal formula and then further aged in oak barrels.
          Sea Wynde. In 2001, we introduced Sea Wynde, a premium rum. For centuries, some of the world’s finest rums were made in pot stills and produced in small batches. Today, pot stills have largely been replaced by the faster and more economically efficient column stills, which do not produce the robust character and flavor of pot stills. Sea Wynde is distinctive in that it is made entirely from aged, pure pot still rums from the Caribbean and South America. Sea Wynde won a five-star award (the highest offered) from Spirit Journal in 2003.
          Knappogue Castle Whiskey. We developed our Knappogue Castle Whiskey, a single malt Irish whiskey, in 1998, taking advantage of an opportunity to build both on the popularity of single malt Scotch whisky and the growth in the Irish whiskey category. Knappogue Castle Whiskey is distilled in pot stills using malted barley and is distinctive in that it is vintage-dated based on the year of distillation. Our Knappogue Castle Whiskey won the “Spirit of the Year” award from Food & Wine in 1999.
          Knappogue Castle 1951. Knappogue Castle 1951 is a pure pot-still whiskey that was distilled in 1951 and then aged for 36 years in sherry casks. Knappogue Castle 1951 is one of the oldest and rarest commercially available Irish whiskeys in the world, with only 300 bottles available for sale each year. The name comes from a castle in Ireland, formerly owned by Mark Edwin Andrews, the originator of the brand and the father of Mark Andrews, our chairman, president and chief executive officer.
          Clontarf Irish whiskey. Our family of Clontarf Irish whiskeys currently represents a majority of our case sales of Irish whiskey. Clontarf was launched in 2000 to meet the growing demand for an accessible and smooth premium Irish whiskey. Clontarf is distilled using quality grains and pure Irish spring water and is then aged in bourbon barrels and mellowed through Irish oak charcoal. Clontarf is available in single malt, reserve and classic pure grain versions.
          Brady’s Irish cream liqueur. We launched Brady’s Irish cream in late 2003 to capitalize on the demand for high quality Irish creams. Brady’s Irish cream is made in small batches using single malt Irish whiskey, dairy fresh cream and natural flavors.
          Celtic Crossing liqueur. Celtic Crossing was developed in the mid 1990s by Gaelic Heritage, and is a unique combination of Irish spirits, cognac and a taste of honey. Celtic Crossing is one of the few liqueurs that are honey-flavored, and it is enjoyed as an after dinner drink and as a flavor enhancer in unique cocktails.
          Pallini Limoncello. Pallini Limoncello is a premium lemon liqueur, which is served on the rocks or as an ingredient in a wide variety of drinks, ranging from martinis to iced tea. It is also used in cooking, particularly for pastries and cakes. Pallini Limoncello is crafted from an authentic family recipe created more than 100 years ago by the Pallini family. It is made with Italy’s finest Sfusato Amalfitano lemons that are hand-selected for optimal freshness and flavor. There are also two other flavor extensions of this Italian liqueur: Pallini Peachcello, made with white peaches, and Pallini Raspicello, made from a combination of raspberries and other berries.
Industry overview
          The overall beverage alcohol industry includes three major segments: distilled spirits, wine and beer. We currently only participate in the distilled spirits segment and, more specifically, in the premium end of this market. Within distilled spirits, sales of which reached nearly $47 billion in the United States alone during 2003, there are three primary categories: white goods (vodka, rum, gin and tequila), whiskey and specialties (including liqueurs and cordials). In 2004, these three categories, excluding what are referred to in the industry as local traditional liquors such as unbranded Chinese spirits and Indian arracki, represented approximately 936 million global case sales, of which approximately 161.7 million case sales were made in the United States. White goods are the largest category within the distilled spirits market, representing 53% of the foregoing global distilled spirits sales made in 2004, and vodka is the largest sub-category of white goods, representing approximately 34% of such global distilled spirits sales made in 2004. Our two leading brands, Boru vodka and Gosling’s rum, are emerging products within the white spirits category. We expect that each of the premium spirits segments in which we compete will continue to demonstrate favorable growth in the foreseeable future, particularly as compared to the overall distilled spirits market.
          We believe the following are key industry trends:

•	increasing consumer preference for liquor and cocktails across various age groups and demographics, as compared to wine and beer;

•	increasing consumption of imported premium spirits; viewed as affordable luxury products, consumers appear willing to trade up and pay more for high-end quality spirits; and

•	increasing consumer identification with a particular liquor brand to convey status and self image; consumers are more likely to have a preference for establishing a unique brand or drink to call their own and to be aspirational in their drinking behavior.
          Within the United States, our products are included in the imported segments of their distilled spirits categories, as all of our products are produced outside of the United States. Within the imported segments, the vast majority of the brands are, like ours, premium brands. As the following case sales tables indicate, there is significant historical and projected growth in the imported portions of the distilled spirits categories in which our products compete, and growth in these imported segments is expected to outpace that of their overall categories over the next five years.
U.S. Overall Distilled Spirits Consumption
Nine-liter case sales (in millions, except percentages)

	Number of		Number of	Projected
	case sales	5-year	case sales	5-year
Spirits category (each includes both the	for 2004	growth	for 2010	growth
domestic and imported segments)	(estimated)	1999-2004	(projected)	2005-2010

Vodka	44.8	28.0%	55.0	18.3%
Rum	19.8	33.8%	22.6	10.8%
Liqueurs/cordials	20.3	21.6%	24.5	15.6%
Whiskey	42.0	(1.9%)	42.3	0.7%

Other categories	34.8	8.1%	39.5	10.3%

Total U.S. distilled spirits	161.7	14.3%	183.9	10.8%

Source: IMPACT Database Review and Forecast.
          The U.S. consumption of distilled spirits reached 161.7 million cases in 2004, representing a 14.3% growth over the preceding five-year period, and case sales are expected to reach 183.9 million by 2010, reflecting a 10.8% growth over the next five years. Within distilled spirits, vodka is the largest category with approximately 44.8 million cases sold in 2004 and is expected to be the highest growth category with an 18.3% growth rate over the next five years. Rum and liqueurs/cordials are also expected to experience double-digit growth with five-year growth estimates of 10.8% and 15.6%, respectively.

U.S. Imported Distilled Spirits Consumption
Nine-liter case sales (in millions, except percentages)

	Number of		Number of	Projected
	case sales	5-year	case sales	5-year
	for 2004	growth	for 2010	growth
Imported spirits segment	(estimated)	1999-2004	(projected)	2005-2010

Imported vodka	12.5	81.2%	17.5	29.6%
Imported rum	2.3	64.3%	2.6	8.3%
Imported liqueurs/cordials	10.5	38.2%	14.0	23.9%
Irish whiskey	0.5	66.7%	0.6	20.0%

Total for our segments	25.8	59.3%	34.7	25.3%

Other imported whiskey	22.8	(5.5%)	22.5	(5.3%)
Other imported spirits	16.0	15.1%	19.3	16.3%

Total imported U.S. distilled spirits	64.6	20.5%	76.5	14.2%

Source: IMPACT Database Review and Forecast.
          As the foregoing tables indicate, the imported segments of the U.S. distilled spirits market categories in which we compete together represent a significantly greater historical and projected growth than that of the U.S. distilled spirits market as a whole. The U.S. consumption of distilled spirits in the imported segments in which we compete are estimated to have reached 25.8 million cases in 2004, representing a 59.3% growth over the proceeding five-year period, as compared to a 14.3% growth over such period for U.S. distilled spirits as a whole. In addition, case sales within our imported segments are expected to reach 34.7 million by 2010, reflecting a 25.3% growth over the next five years, as compared to a five year projected growth of 10.8% for U.S. distilled spirits as a whole. In addition, the individual segments in which our premium brands compete, i.e., imported vodka, imported rum, imported liqueurs/cordials and Irish whiskey, demonstrated growth of 81.2%, 64.3%, 38.2% and 66.7%, respectively, over the last five years and each such segment is expected to achieve sizable additional growth over the next five years, particularly imported vodka with a projected 29.6% five-year growth rate. The growth in vodka is attributable to its overall popularity, the recent trend in flavor extensions and flexibility with different mixers. Rum growth is also correlated to its mixability and new flavor introductions. Liqueurs and cordials are increasingly popular due to new innovative flavors tailored to individual taste preferences, and Irish whiskey is one of the smaller yet faster growing distilled spirits categories.
          With our diverse portfolio of premium branded spirits and other competitive strengths and our long-term strategy we believe that we are well positioned to take advantage of recent consumer trends in favor of high-end branded premium spirits and the continuing growth projected for the premium segments of the distilled spirits industry in which we have chosen to compete.
Our competitive strengths
          We believe that our competitive strengths include the following:

•	our diverse portfolio of high quality, premium branded spirits in growing categories of the spirits industry. This portfolio, with brands in four growing spirits categories, appeals to broad consumer tastes and enables us to penetrate various retail outlets and capitalize on varying regional preferences;

•	our extensive and established U.S. distribution network and growing international distribution network in Europe and elsewhere. We currently have distribution relationships with third-party distributors or brokers in all 50 states in the United States and in six other primary international markets. We believe that establishing domestic and international distribution such as ours is a significant barrier to entry for smaller spirits producers and that our distribution network is similar to that of our significantly larger competitors. We anticipate that our distribution network will also be a differentiating factor in enabling us to continue to partner with emerging brands seeking greater market penetration;

•	our significant sales and marketing expertise and experience. We have dedicated a significant amount of resources to establish and develop a sales and marketing infrastructure both domestically and internationally. We believe this infrastructure provides us the capacity to accommodate our anticipated future growth. We currently have a total sales force of 28 people, including six regional U.S. sales managers and two international sales managers, with an average of over 15 years of industry experience with premium spirits brands;

•	our highly qualified and experienced management team with successful track records relating to brand development, the spirits industry, mergers and acquisitions and public companies. Mark Andrews, our chairman and chief executive officer, founded our predecessor company in 1998. Prior thereto, he served as founder, chairman and chief executive officer of American Exploration Company, a publicly traded oil and gas company, from 1980 until its sale to Louis Dreyfus Natural Gas Corp. in 1997. During his 17-year tenure there, American Exploration completed over 50 acquisitions. Keith Bellinger, our president, chief operating officer and secretary, was formerly chief financial officer of the spirits division of Allied Domecq USA and served as president of the Northern Business Unit of Allied Domecq USA. T. Kelley Spillane, our senior vice president – U.S. sales, had significant roles while at Carillon Imports in helping that company grow its Absolut Vodka and Bombay Sapphire Gin brands;

•	our flexible and efficient supply chain. We currently coordinate the production and delivery of all of our spirits through long-term arrangements with third-party distillers, producers and transportation companies. These arrangements enable us to operate without the need to own or invest in distilleries, bottling plants, storage or transportation equipment, allowing us to focus a majority of our resources on sales and marketing activities; and

•	our recent track record in establishing strategic partnerships. We have experienced recent successes establishing strategic partnerships with the owners of spirits brands seeking to increase sales beyond their home markets, providing the opportunity for the brands to achieve global growth. We believe this track record will allow us to attract additional brands to our portfolio.
Our growth strategy
          Our objective is to continue building a distinctive portfolio of global premium spirits brands, with a primary focus on increasing both our total and individual brand case sales. To achieve this, we intend to continue:

•	increasing market penetration of our existing spirits brands. We intend to utilize our existing distribution relationships, sales expertise and targeted marketing activities to achieve growth and gain additional market share for our brands within retail stores, bars and restaurants, and thereby with end consumers, both here and internationally; add experienced salespeople in selected markets; increase sales to national chain accounts; and expand our international distribution relationships;

•	building brand awareness through innovative marketing, advertising and promotional activities. We place a significant emphasis on our bottle design, labeling and packaging, as well as on our advertising and promotional activities, to establish and reinforce the image of our brands and have invested significant capital over the last several years in developing our brands. We intend to continue developing compelling campaigns for our spirits brands through the coordinated efforts of our experienced internal marketing personnel and leading third-party design and advertising firms, principally using billboards, print advertisements and in-store promotional materials, to increase consumer brand awareness. For example, we intend to position Boru vodka as the leading and one of the few premium vodkas produced in Ireland and expand the market awareness of Gosling’s rum in global markets beyond its current loyal customer following in Bermuda and the eastern United States; and

•	selectively adding new premium brands to our spirits portfolio. We intend to continue developing new brands and pursuing strategic relationships, joint ventures and acquisitions to selectively expand our portfolio of premium spirits brands, particularly by capitalizing on and expanding our already demonstrated partnering capabilities. The spirits industry is characterized by a relatively small number of very large companies, as a result of continuing industry consolidation, and a sizable number of smaller brands, many of which are family owned. We believe that by partnering with these smaller and family-owned companies, we provide them with the potential opportunity to achieve global growth and the other benefits of a larger organization while, in many cases, maintaining their local identities and traditional distillation and production businesses. In addition, we will seek to opportunistically acquire brands divested by our larger competitors that have market presence and significant growth potential.

Production and supply
          There are several steps in the production and supply process for spirits products. First, all of our products are distilled. This is a multi-stage process that converts basic ingredients, such as grain or sugar cane, into alcohol. Next, the alcohol is processed and/or aged in various ways depending on the requirements of the specific brand. In the case of our vodka, this processing is designed to remove all other chemicals to the maximum extent possible, so that the resulting liquid will be odorless and colorless, and have a smooth quality with minimal harshness. Achieving a high level of purity is relatively complex and involves a series of distillations and filtration processes.
          In the case of our flavored vodkas and all of our other spirits brands, rather than removing flavor, various complex flavor profiles are achieved through one or more of the following techniques: infusion of fruit, addition of various flavoring substances, and, in the case of our rums and whiskeys, aging of the brands in various types of casks for extended periods of time and the blending of several rums or whiskeys to achieve a unique flavor profile for each brand. After the distillation, purification and flavoring processes are completed, the various liquids are bottled. This involves several important stages, including bottle and label design and procurement, filling of the bottles and packaging the bottles in various configurations for shipment.
          We do not have significant investment in distillation, bottling or other production facilities or equipment. Instead, we have entered into relationships with several companies to provide those services to us for our various brands. We feel that these types of arrangements are beneficial in that we do not have a significant amount of capital committed to fixed assets and we have the flexibility to meet growing sales levels by dealing with companies whose capacity significantly exceeds our current needs. These relationships vary on a brand-by-brand basis as discussed below.

Boru vodka
          We have a supply agreement with Carbery Milk Products Limited, a member of the Carbery Group, a large distiller and food producer based in Ballineen, Ireland, to provide us with the distilled alcohol used in our Boru vodka. This supply agreement with Carbery was originally entered into by Roaring Water Bay in 1998 and became ours in 2003, when we acquired Roaring Water Bay and, with it, our Boru vodka brand. The supply agreement provides for Carbery to produce natural spirit for us with specified levels of alcohol content pursuant to specifications set forth in the agreement and at specified prices through its expiration in December 2008, in quantities to be designated by us annually. We believe that Carbery has more than enough distilling capacity to meet our needs for Boru vodka for the foreseeable future. Carbery also produces the flavoring ingredients used in the Boru vodka flavor extensions and in our Brady’s Irish cream.
          From Carbery, the quadruple distilled alcohol is delivered by them to the bottling premises at Terra Limited in Baileyboro, Ireland, where pursuant to our bottling and services agreement with Terra, it is filtered in several proprietary ways, pure water is added to achieve the desired proof, and, in the case of the citrus, orange and crazzberry versions of Boru vodka, flavorings (obtained from Carbery) are added. Each of our Boru vodka products is then bottled in various sized bottles. We believe that Terra, which also acts as bottler for all of our Irish whiskeys and as producer and bottler of our Brady’s Irish cream (and as bottler for Celtic Crossing which is supplied to us by one of Terra’s affiliates), has sufficient bottling capacity to meet our current needs, and its facility can be expanded to meet future supply needs, should this be required.
          Pursuant to our bottling and services agreement with Terra, which extends through February 28, 2009, Terra provides intake, storage, sampling, testing, filtering, filling, capping and labeling of bottles, case packing, warehousing and loading and inventory control for our Boru vodka brands and our Knappogue Castle and Clontarf Irish whiskeys at prices that are adjusted annually by mutual agreement based on changes in raw materials and price indexes for consumer price index increases up to 3 1/2%. This agreement also provides for maintenance of product specifications and minimum processing procedures, including compliance with applicable food and alcohol regulations and maintenance, storage and stock control of all raw products and finished products delivered to Terra. All alcohol is held on the premises by Terra under its customs and excise bond. Terra has also agreed in the supply agreement not to engage in any business in Ireland which competes either directly or indirectly with our business as it relates to the development, manufacture or supply of vodka or whiskey.

Gosling’s rums
          The Gosling’s rums have been produced by Gosling’s Brothers Limited in Hamilton, Bermuda for approximately 150 years and, pursuant to our distribution arrangements with the Goslings, they have retained the right to act as the sole supplier to Gosling-Castle Partners Inc. with respect to our Gosling’s rum requirements. They source their rums in the Caribbean and transport them to Bermuda where they are blended according to proprietary recipes. The rums are then sent to the Heaven Hill plant in Bardstown, Kentucky where they are bottled, packaged, stored and shipped to our various distributors. Gosling’s Brothers is in the process of increasing its blending and storage facilities in Bermuda to accommodate our supply needs for the foreseeable future. Heaven Hill has one of the largest bottling facilities in the United States with ample capacity to meet our projected supply needs. See “— Strategic brand–partner relationships.”

Knappogue Castle and Clontarf Irish Whiskeys
          In 2005, we entered into a long-term supply agreement with Irish Distillers, a subsidiary of Pernod Ricard, pursuant to which it has agreed to supply us with the aged single malt and grain whiskeys used in our Knappogue Castle Whiskey and a Knappogue Castle Whiskey blend we may produce in the future and all three of our Clontarf Irish whiskey products. The supply agreement provides for Irish Distillers to meet our running ten-year estimate of supply needs for these products, each of which is produced to a flavor profile prescribed by us. At the beginning of each year of the agreement, we must nominate our specific supply needs for each product for that year, which amounts we are then obligated to purchase over the course of that year. These amounts may not exceed the annual amounts set forth in the running ten-year estimate unless approved by Irish Distillers. The agreement provides for fixed prices for the whiskeys used in each product, with escalations based on certain cost increases. The whiskeys for the four products are then sent to Terra Limited where they are bottled in bottles designed by us and packaged for shipment.

Pallini Limoncello
          Pallini Limoncello is produced by I.L.A.R. S.p.A., an Italian company based in Rome and owned since 1875 by the Pallini family. The Pallinis make their Limoncello using Sfusato Amalfitano lemons in a proprietary infusion process. Once made, the Limoncello is then bottled in their plant in Rome and shipped to us pursuant to our long-term exclusive U.S. marketing and distribution agreement. In addition to Pallini Limoncello, I.L.A.R. produces Pallini Raspicello, using a combination of raspberries and other berries and Pallini Peachcello, using white peaches, and we are the exclusive U.S. importer for both of these brands as well. We believe that I.L.A.R. has adequate facilities in Rome to produce and bottle sufficient Limoncello, Raspicello and Peachcello to meet our foreseeable needs. See “— Strategic brand-partner relationships.”

Brady’s Irish cream
          Brady’s Irish cream is produced for us by Terra. Fresh cream is combined with Irish whiskey, grain neutral spirits and various flavorings procured from the Carbery Group, to our specifications and then bottled by Terra in bottles designed for us. We believe that Terra has the capacity to meet our foreseeable supply needs for this brand.

Celtic Crossing liqueur
          We acquired a 60% ownership interest in, and distribution rights to, the Celtic Crossing brand of Irish liqueur in the United States, Canada, Mexico, Puerto Rico and the islands between North and South America, from Gaelic Heritage Corporation Limited, an affiliate of Terra. In connection with these arrangements, Gaelic Heritage retained the right to act as the sole supplier to us of Celtic Crossing. Gaelic Heritage mixes the ingredients comprising Celtic Crossing using a proprietary formula and then Terra bottles it for them in bottles designed for us. We believe that the necessary ingredients are available to Gaelic Heritage in sufficient supply and that Terra’s bottling capacity is currently adequate to meet our projected supply needs. See “— Strategic brand-partner relationships.”

Sea Wynde rum
          With the assistance of a master blender, we source several aged rums from Jamaica and Guyana for our Sea Wynde rum and then send them to a bottling facility near Edinburgh, Scotland where they are married together and bottled for us in bottles designed by us. We are in the process of reevaluating our sourcing, selection and bottling arrangements to provide for increasing supplies of Sea Wynde rum on a cost effective basis.
Distribution network
          We believe that one of our primary strengths is the distribution network that we have developed with our sales team and our independent distributors and brokers. We currently have distribution and brokerage relationships with third-party distributors in all 50 states in the United States, as well as material distribution arrangements in approximately six other countries. We believe that our distribution network is similar to that of our significantly larger competitors, providing a key competitive advantage versus our competitors of similar size.

U.S. distribution
          Background. Importers of distilled spirits in the United States must sell their products through a three-tier distribution system. Typically, an imported brand is first sold to a U.S. importer, who then sells it to a network of distributors, or wholesalers, covering the Unites States, in either “open” states or “control” states. In the 32 open states, the distributors are generally large, privately held companies. In the 18 control states, the states themselves function as the distributor, and suppliers such as us are regulated by these states. The distributors and wholesalers in turn sell to the individual liquor retailers, such as liquor stores, restaurants, bars, supermarkets and other outlets in the states in which they are licensed to sell beverage alcohol. In larger states such as New York, more than one distributor may handle a brand in separate geographical areas. In control states, where liquor sales are controlled by the state governments, importers must sell their products directly to the state liquor authorities, which also act as the distributors and either maintain control over the retail outlets or license the retail sales function to private companies, while maintaining strict control over pricing and profit.
          The U.S. spirits industry has undergone dramatic consolidation over the last ten years and the number of companies and importers has significantly declined due to merger and acquisition activity. There are currently six major spirits companies, each of which own and operate their own importing business. All companies, including these large companies, are required by law to sell their products through wholesale distributors in the United States, underscoring the importance of that level of the distribution chain. The major companies are increasingly exerting significant influence over the regional distributors and as a result, it has become more difficult for smaller companies to get their products recognized by the distributors. Therefore, with the establishment of our distribution network in all 50 states, we believe we have overcome a significant barrier to entry in the U.S. spirits business and enhanced our attractiveness as a strategic partner for smaller companies lacking comparable distribution.
          For the fiscal year ended March 31, 2005 and the six months ended September 30, 2005, our U.S. sales represented approximately 53% and 68%, respectively, of our revenues, and we expect them to grow as a percentage of our total sales in the future. See Note 21 of Notes to Consolidated Financial Statements.
          Importation. While we own most of our brands or, by contract, have the exclusive right to act as U.S. importer of the brands of our strategic partners, we do not currently act as our own importer in the United States. We currently hold the federal importer and wholesaler license required by the Alcohol and Tobacco Tax and Trade Bureau, a division of the U.S. Department of the Treasury, but we do not yet have the state licenses necessary to sell our products to the distributors in the individual states. Instead, we use the services of a licensed importer to act as importer of record on our behalf in the United States, both with respect to our proprietary brands and those of our strategic partners.
          In 1998, we engaged MHW Ltd., a New York-based nationally recognized and licensed importer, to coordinate the importing and industry compliance required for the sales of our products across the United States. Through the utilization of MHW’s national expertise and licenses, our inventory is strategically maintained in one of the largest bonded warehouses on both coasts (Western Carriers and Western Wine Services) and shipped nationally by an extensive network of licensed and bonded carriers. Pursuant to an agreement established on April 15, 1998, as amended on December 1, 2004, MHW also provides us with certain logistical services as well as accounting, inventory, insurance and disbursement services for our brands. In addition, MHW provides an online tracking software, which provides daily reports on sales of our products to our distributors, receivables, inventory and cash receipts.
          Under the terms of our agreement with MHW, which extends until March 31, 2006, we pay MHW a monthly service fee of $4,900, plus $1.00 per case on all cases sold during the month.
          Until recently, it was much more cost effective for us to use MHW as our U.S. importer and to rely on its state licenses rather than expend the resources necessary to set up the required licensing infrastructure internally. At this stage of our growth, however, our revenue-based fees to MHW are reaching the point where it begins to be more economical for us to assume the role of importer ourselves. While we have commenced this process and will begin to bring a number of the services provided by MHW in-house during the next 12 months, until we have obtained the requisite licenses in a majority of the states, a process that could take as long as a year, we will continue to rely on MHW to perform the importing function for us.
          Wholesalers and distributors. In the United States, we are required by law to use state licensed distributors or, in the control states, state-owned agencies performing this function, to sell our brands to the various retail outlets. As a result, we are dependent on them not only for sales but also for product placement and retail store penetration. We have no distribution agreements or minimum sales requirements with any of our distributors and they are under no obligation to place our products or market our brands. In addition, all of them also distribute the products and brands of competitors of ours. As a result, the fostering and maintaining of our relationships with our distributors is of paramount importance to us. Through our internal sales team, we have established relationships for our brands with wholesale distributors in each state, and our products are currently sold in the United States by approximately 80 wholesale distributors, as well as by various state beverage alcohol control agencies.

International distribution
          Unlike the United States, the majority of the other countries in which we sell our brands allow for sales to be made directly from the brand owner to the various retail establishments, including liquor stores, chain stores, restaurants and pubs, without requiring that sales go through an importer or through a distributor or wholesaler tier. In our international markets, we do not use the services of an importer, although we use Terra Limited to handle the billing, inventory and shipping for us with respect to our non-U.S. markets, similar to that aspect of our arrangement with MHW in the United States. We do, however, rely primarily on established spirits distributors and wholesalers in most of our non-U.S. markets in much the same way as we do in the United States. In addition, we also rely on Comans Wholesale Limited to act as the exclusive distributor of Boru vodka, our leading brand, in the Republic of Ireland.
          As in the United States, the spirits industry has undergone consolidation internationally, with considerable realignment of brands and brand ownership. The number of major spirits companies internationally has been reduced significantly due to mergers and brand ownership consolidation. While there are still a substantial number of companies owning one or more brands, most business is now done by six major companies each of whom owns and operates its own distribution company in the major international markets. These captive distribution companies focus primarily on the brands of the companies that own them.
          Even though we do not utilize the direct route to market in our international operations, we do not believe that we are at a significant disadvantage, because typically the local wholesalers have significant and established relationships with the retail accounts and are able to provide extensive customer service, in store merchandising and on premise promotions. In addition, even though we must compensate our wholesalers and distributors in each market in which we sell our brands, we are, as a result of using these distributors, still able to benefit from substantially lower infrastructure costs and centralized billing and collection.
          Our primary international markets are the Republic of Ireland, the United Kingdom, Germany, France, Italy and Canada. In addition, we have sales in a number of other countries in Continental Europe and the Caribbean. For the fiscal year ended March 31, 2005 and the six months ended September 30, 2005, our non-U.S. sales represented 47% and 32%, respectively, of our revenues. See Note 21 of Notes to Consolidated Financial Statements.

Our sales team
          While we currently expect more rapid growth in the United States, international markets hold considerable potential and are an important part of our global strategy. We have begun searching for a senior executive to oversee all of our international operations. In the meantime, we are reevaluating our international strategy on a market-by-market basis to strengthen our distributor relationships, optimize our sales team and effectively focus our financial resources.
          We currently have a total sales force of 28 people, including six regional U.S. sales managers and two international sales managers, with an average of over 15 years of industry experience with premium spirits brands.
          Initially, in the United States, we engaged regional representatives, known as brokers, on a part-time basis to work with our distributors in core U.S. markets. These brokers worked as if they were our internal sales personnel, but were paid a per-case commission instead of a salary and related benefits. Except in the control states where brokers continue to provide valuable liaison services with state liquor commissions, we have replaced these part-time representatives with highly experienced full-time regional managers. Our current U.S. sales regions and their respective managers are as follows:

•	New England – William Walsh (joined us in 1999) was previously with Southern Wine & Spirits, the largest wholesaler in the United States.

•	East Coast – Robert Battipaglia (joined us in 2003) was previously the East Coast Regional Manager for the Advantage Brands division of Allied Domecq.

•	Southeast – Louis Suffredini (joined us in 2004) was previously a Regional Sales Manager in the Southeast with Allied Domecq.

•	Midwest – David Wyatt (joined us in 2004) was previously in charge of Control State sales for Pearl Vodka and prior to that was Central Region Manager for Allied Domecq.

•	Southwest – Janell Eilers (joined us in 2004) was previously Texas State Sales Manager for the wine division of Diageo.

•	West Coast – Bruce Smith (joined us in 2002) was previously with Southern Wine & Spirits, specializing in chain sales.
          Similar to our U.S. sales structure, working under our two international sales managers, we have area sales managers for the United Kingdom, Ireland, Northern Ireland and Continental Europe.
          Our sales personnel are engaged in the day to day management of our distributors, which includes setting quotas, coordinating promotional plans for our brands, maintaining adequate levels of stock, brand education and training and sales calls with distributor personnel. In addition to distributor management, our sales team also maintains relationships with key retail customers through independent sales calls. They also schedule promotional events, create local brand promotion plans, host our in-store tastings in the jurisdictions where such promotions are legal and provide waitstaff and bartender training and education with respect to our brands.
Advertising, marketing and promotion
          In order to build our brands, we must effectively communicate with three distinct audiences: our distributors, the retail trade and the end consumer. We place significant emphasis on advertising, marketing and promotional activities to establish and reinforce the image of our brands, with the objective of building substantial brand value. We also make a substantial investment in these activities, significantly more on a per case basis than many of our competitors who are seeking to maintain, rather than aggressively grow, their case sales. We are committed to continuing aggressive advertising and promotion activities to build our brands and their value and believe that our execution of disciplined and strategic branding and marketing campaigns will continue to drive our sales growth.
          We employ full-time, in-house marketing, sales and customer service personnel who work together with leading third party design and advertising firms to maintain a high degree of focus on each of our product categories and build brand awareness through innovative marketing activities. We use a range of marketing strategies and tactics to build brand equity and increase sales, including market research, consumer and trade advertising, price promotions, point-of-sale materials, event sponsorship, in-store and on-premise promotions and public relations, as well as a variety of other traditional and non-traditional marketing techniques to support the sales of all of our brands.
          With respect to our leading brand, Boru vodka, we engage in a number of promotions and incentive programs with our distributors, advertise our brands in prominent trade publications, and in 2004, initiated a major consumer marketing campaign from Washington D.C. to Boston, with particular emphasis on the New York Metro and Boston markets. In connection with this marketing campaign, we engaged Fathom Communications Inc., an innovative firm whose principals have experience with large advertising agencies, to work with us. The campaign positioned Boru as a clear-thinking, witty brand from Ireland and is centered on a series of “Boruisms,” which highlight the clarity of the product and the clarity of its brand message. These appeared on phone kiosks and bus stops in New York City and Boston, as well as in other high impact locations, including a major presence in the New York City subway. The campaign also utilized radio advertisements, primarily on WEEI, the largest sports radio in Boston.
          We are now also putting substantial emphasis on consumer advertising for Gosling’s rum and, through Gosling-Castle Partners, have engaged Kelly & Co., an innovative firm in Boston which specializes in high-end consumer goods, to assist us in this project. Our Gosling’s campaign is utilizing substantial billboard coverage along the east coast of the United States and selected regional print space in major national publications such as Time, Newsweek and Food & Wine, and it communicates that this famous Bermuda brand is now becoming available in the United States.
          In addition to traditional advertising, we also place heavy emphasis on four other marketing methods to support our brands: public relations, events, tastings and marketing to celebrities. We have an extensive public relations effort in the United States, which has helped gain important editorial coverage for our brands. Event sponsorship is an economical way for us to have our brands tasted by influential consumers, and we actively contribute product to trend setting events where our brand has exclusivity in the brand category. We also conduct hundreds of in-store and on-premise promotions each year. In addition, we provide our products to celebrities appearing on various television programs.
          We support our marketing efforts for our brands with a wide assortment of point-of-sale materials such as mirrors, banners, glassware, table tents, shelf talkers, case cards, napkins and apparel. The combination of trade and consumer programs, supported by attractive point-of-sale materials, also establishes greater credibility for us with our distributors and retailers.
          We also place a significant emphasis on our bottle design, labeling and packaging to establish and reinforce the image of our brands. For instance, we currently offer our Boru vodka and two of its flavor extensions, as well as our three Clontarf Irish whiskeys, in the award-winning Trinity bottle, which consists of three stacked 200 ml. bottles. We are also in the process of significantly redesigning and upgrading the quality of our standard Boru vodka bottle and have engaged Claessens International, a widely respected design firm based in London, to assist us with this project. We believe that this new bottle will be an important contributor to the further building of the Boru vodka brand. We intend to continue trade advertising and promotional events for Boru vodka and to resume more substantial consumer advertising once this new bottle is on the market.
          While the majority of our advertising, marketing and promotional budget is focused on the U.S. market, we are also active with certain of the same types of activities in Ireland, the United Kingdom, Germany and a growing number of other international markets.

Strategic brand-partner relationships
          A key component of our growth strategy and one of our competitive strengths is our ability to forge strategic relationships with owners of both emerging and established spirits brands seeking opportunities to increase their sales beyond their home markets and achieve global growth. Our original relationship with the Boru vodka brand was as its exclusive U.S. distributor. To date, we have also established strategic relationships with respect to Gosling’s rum, Pallini Limoncello and Celtic Crossing, all of which relationships are described below, and we will endeavor to continue expanding our brand portfolio through similar such arrangements in the future.

Gaelic Heritage Corporation Limited/Celtic Crossing
          In March 1998, we entered into an exclusive national distribution agreement with Gaelic Heritage Corporation Limited, an affiliate of Terra Limited, one of our suppliers, which was subsequently amended in April 2001, pursuant to which we acquired from Gaelic a 60% ownership interest, and our importer, MHW, acquired a 10% ownership interest, in the Celtic Crossing brand in the United States, Canada, Mexico, Puerto Rico and the islands between North and South America. We also have the right to acquire 70% of the ownership of the Celtic Crossing brand in the remainder of the world. We also acquired the exclusive right to distribute Celtic Crossing on a world-wide basis. Under the terms of the agreement with Gaelic, as amended, we have the right to purchase from Gaelic, based upon our forecasts, cases of Celtic Crossing at annually agreed costs and a royalty payment per case sold at various rates depending on the territory and type of case sold. During the term of the agreement, without the prior written consent of Gaelic, we may not distribute any other Irish liqueur/cordial unless it is bottled in Gaelic’s (Terra’s) facilities. Pursuant to the terms of the agreement, Gaelic provides us with €6.3 million ($7.6 million) of product liability insurance. The agreement may be terminated, among other things, upon notification by either party that the other party has materially breached the agreement and such breach is not cured within 60 days of the date such notice is given.

I.L.A.R. S.p.A./Pallini Limoncello
          In August 2004, we entered into an exclusive marketing and distribution agreement with I.L.A.R. S.p.A., a family owned Italian spirits company founded in 1875, pursuant to which we obtained the long-term exclusive U.S. distribution rights with respect to its Pallini Limoncello and a right of first refusal on related brand extensions.
          During the period through December 31, 2007, we have the right to purchase Limoncello at a stipulated price subject to one adjustment in 2006 or 2007 to reflect the inflation rate in the Italian economy and subject to further adjustment for raw material increases of 5% or more during any quarter to the extent the increase is above the rate of inflation and only for the period the increase is maintained. After 2007, I.L.A.R. has the discretion to raise prices as long as the price increases do not exceed those of major competitors for comparable products. I.L.A.R. is required to maintain certain product standards, and we have input into adjustments of the product and packaging. We are required to prepare a preliminary annual strategy plan for advertising and distribution for review and are required to make certain advertising, marketing and promotional expenditures based on volume. The initial term of the agreement expires on December 31, 2009 and is automatically renewed for either three or five years, based on case sales in 2009. I.L.A.R. indemnifies us in the United States for claims arising out of compliance with U.S. laws or regulations or relating to the quality or fitness of products and maintains $5 million of insurance upon which we are named an additional insured. We indemnify I.L.A.R. for claims arising out of claims relating to the marketing, promotion, sale or distribution of the products and maintain $5 million of standard product liability insurance upon which I.L.A.R. is the named insured. Additional agreements are pending regarding I.L.A.R.’s distribution of our products.

Gosling-Castle Partners Inc./Gosling’s rums
          Effective as of January 2005, we entered into a national distribution agreement with Gosling’s Export (Bermuda) Limited, referred to as Gosling’s Export, pursuant to which we obtained the exclusive right to distribute the Gosling’s rum products, which have been produced by the Gosling family in Bermuda for over 150 years, and Gosling’s rum-related gourmet food products in the United States. In February 2005, we expanded this relationship by purchasing a 60% controlling interest in a strategic export venture, now named Gosling-Castle Partners Inc., with the Gosling family. Gosling-Castle Partners was formed to enter into an export agreement with Gosling’s Export that gives Gosling-Castle Partners the exclusive right to distribute Gosling’s rum and related products on a world wide basis (other than in Bermuda) and assigns to Gosling-Castle Partners all of Gosling’s Export’s interest in our January 2005 U.S. distribution agreement with them. In exchange for the global distribution rights under the export agreement, Gosling-Castle Partners issued a note to Gosling’s Export in the principal amount of $2.5 million, payable in four equal installments of $625,000 bi-annually through October 1, 2006. The export agreement has an initial term expiring in April 2020, subject to a 15 year extension if certain case sale targets are met. Under the terms of the export agreement, which commenced in April 2005, Gosling-Castle Partners is generally entitled to a stipulated share of the proceeds from the sale, if ever, of the ownership of any of the Gosling’s brands to a third-party, through a sale of the stock of Gosling’s Export or its parent, with the size of such share depending upon the number of case sales made during the twelve months preceding the sale. In addition, prior to selling the ownership of any of their brands that are subject to these agreements, the Goslings family must first offer such brand to Gosling-Castle Partners and then to us. To obtain our interest in Gosling-Castle Partners, we contributed $5.0 million to its capital, which amount consisted of $100,000 in cash and a promissory note in the principal amount of $4.9 million payable bi-annually through April 1, 2007. Pursuant to our arrangement with the Goslings, they have retained the right to act, through Gosling’s Brothers Limited, as the sole supplier to Gosling-Castle Partners with respect to our Gosling’s rum requirements.
Intellectual property
          Trademarks are an important aspect of our business. Our brands are protected by trademark registrations or are the subject of pending applications for trademark registration in the United States, European Community and other countries where we currently distribute the brand or have plans to distribute the brand. In some cases, the trademarks are registered in the names of our various subsidiaries and related companies. Generally, the term of a trademark registration varies from country to country, and, in the United States, trademarks expire and need to be renewed every ten years. We will continue to register our trademarks in additional markets as we expand our distribution territories.
          We have entered into distribution agreements for brands owned by third parties, such as Pallini and the Gosling’s rums. The Pallini and Gosling’s rum brands are registered by their respective owners and we have the exclusive right to distribute the Gosling’s rums on a worldwide basis (other than in Bermuda) and the Pallini brands in the United States. See “—Strategic brand-partner relationships.”
          Our unique “trinity” bottle is the subject of a U.S. Design Patent owned by The Roaring Water Bay (Research & Development Company) Limited. In December 2003, we entered into a license agreement with Roaring Water Bay Research & Development) Company Limited whereby we obtained an exclusive license to use the patent for a five-year term ending in December 2008. We pay a royalty equal to 8% of the net invoice price of all products sold using the trinity bottle or otherwise disposed of by us, subject to a maximum of €30,000 ($36,144) per year. The agreement also includes the right to acquire the patent for the Trinity bottle for €90,000 ($108,432).
Information systems
          We employ Microsoft Great Plains as our financial reporting system worldwide. This system is hosted by a third party in Washington, D.C. and is accessible remotely by our personnel globally via secured Internet connection. We maintain local area networks, referred to as LANS, in both our Dublin and New York offices. These LANS support email communication and Internet connectivity for these offices and, in addition, support such features as automatic data back-up and recovery in the event of a hardware failure at a local terminal. These LANS are maintained by professional third-party service providers at each location.
          We have also entered into a 36-month contract with Dimensional Insight, Inc. for its InterReport service. Among other things, this service provides business intelligence regarding sales of our products held by our distributors, inventory levels at our distributors and shipments of our products from distributors to specific retailers, as well as reporting formats that compare this information against comparable prior year periods. We consider this to be a valuable tool for our sales force and financial planners as it provides the feedback required to improve the accuracy of sales forecasting and inventory management, and the effectiveness of our sales and marketing promotions.
Competition
          We believe that we compete on the basis of quality, price, brand recognition and distribution strength. Our premium brands compete with other alcoholic and nonalcoholic beverages for consumer purchases, as well as for shelf space in retail stores, restaurant presence and wholesaler attention. In addition to the six major companies discussed below, we compete with numerous multinational producers and distributors of beverage alcohol products, many of which have greater resources than us.
          Over the past ten years, the U.S. distilled spirits industry has undergone dramatic consolidation and realignment of brands and brand ownership. The number of major spirits importers in the United States has significantly declined due to mergers and brand ownership consolidation. While historically there were a substantial number of companies owning one or more major brands, today there are six major companies: Diageo, Pernod Ricard, Bacardi, Brown-Forman, Fortune Brands and Constellation Brands.
          While these companies are the leading importers of spirits to the U.S. market, we are sometimes in a better position to partner with small to mid-size brands. Despite our relative capital position and resources with respect to our larger competitors, we have been able to compete with these larger companies in connection with entering into agency distribution agreements and acquiring brands by being more responsive to private and family-owned brands, utilizing flexibility in transaction structures and providing brand owners the option to retain local production and “home” market sales. Given our size relative to our major competitors, most of which have multi-billion dollar operations, we can generally provide greater focus on smaller brands and tailor structures based on individual preferences of brand owners.
          By focusing on the premium segment of the market, in which products typically carry higher margins, and having an established, experienced sales force, we are often able to gain greater attention from our distributors than other companies of our size. Our U.S. regional sales managers, who average over 15 years of industry experience, provide long-standing relationships with distributor personnel and with their major customers. Finally, the continued consolidation among the major companies is expected to create an opportunity for small to mid-size spirits companies, such as ourselves, as distributors seek diversification among their suppliers.
Seasonality
          Our industry is subject to seasonality with peak sales in each major category generally occurring in the fourth calendar quarter, which is our third fiscal quarter. See “Risk Factors — Our quarterly operating results have fluctuated in the past and may fluctuate significantly in the future rendering quarter-to-quarter comparisons unreliable as indicators of performance.”

Government regulation
          As holder of federal beverage alcohol permits, we are subject to the jurisdiction of the Federal Alcohol Administration Act (27 CFR Parts 19, 26, 27, 28, 29, 31, 71 and 252), U.S. Customs Laws (USC Title 19), Internal Revenue Code of 1986 (Subtitles E and F), and the Alcoholic Beverage Control Laws of all fifty states.
          The Alcohol and Tobacco Tax and Trade Bureau of the United States Treasury Department regulates the spirits industry with respect to production, blending, bottling, sales and advertising and transportation of alcohol products. Also, each state regulates the advertising, promotion, transportation, sale and distribution of alcohol products within its jurisdiction. We are also required to conduct business in the United States only with holders of licenses to import, warehouse, transport, distribute and sell spirits.
          In Europe, we are also subject to similar regulations related to the production of spirits, including the testing of raw materials used and the standards maintained in production processing, storage, labeling and distribution.
          The advertising, marketing and sale of alcoholic beverages are subject to various restrictions in the United States and Europe. These range from a complete prohibition of the marketing of alcohol in some countries to restrictions on the advertising style, media and messages used.
          Labeling of spirits is also regulated in many markets, varying from health warning labels to importer identification, alcohol strength and other consumer information. Specific warning statements related to risks of drinking beverage alcohol products are required to be included on all beverage alcohol products sold in the United States.
          In the 18 U.S. control states, the state liquor commissions act in place of distributors and decide which products are to be purchased and offered for sale in their respective states. Products are selected for purchase and sale through listing procedures which are generally made available to new products only at periodically scheduled listing interviews. Products not selected for listings can only be purchased by consumers through special orders, if at all.
          The distribution of alcohol-based beverages is also subject to extensive taxation both in the United States, at both the federal and state level, and internationally. Most foreign countries in which we do business impose excise duties on distilled spirits, although the form of such taxation varies significantly from a simple application on units of alcohol by volume to intricate systems based on the imported or wholesale value of the product. Several countries impose additional import duty on distilled spirits, often discriminating between categories in the rate of such tariffs. Import and excise duties may have a significant effect on our sales, both through reducing the overall consumption of alcohol and through encouraging consumer switching into lower-taxed categories of alcohol.
          We are also subject to regulations which limit or preclude certain persons with criminal records from serving as our officers or directors. In addition, certain regulations prohibit parties with consumer outlet ownership from becoming officers, directors or substantial share holders.
          We believe that we are in material compliance with all applicable federal, state and other regulations. However, we operate in a highly regulated industry which may be subject to more stringent interpretations of existing regulations. Future costs of compliance with changes in regulations could be significant.
          Since we are importers of distilled spirits products produced primarily outside the United States, adverse effects of regulatory changes are more likely to materially affect earnings and our competitive market position rather than capital expenditures. Capital expenditures in our industry are normally associated with either production facilities or brand acquisition costs. Because we are not a

U.S. producer, changes in regulations affecting production facility operations may indirectly affect the costs of the brands we purchase for resale, but we would not anticipate any resulting material adverse impact upon our capital expenditures.
          Because it is our intent to expand our brand portfolio, any regulatory revisions that increase the asset value of brands could have a material negative impact upon our ability to purchase such brands. More typically in our industry, however, the introduction of new and more restrictive regulations would have the opposite effect of reducing, rather than increasing, the asset value of brands directly impacted by more restrictive regulations.
          We are a company in an industry dominated by global conglomerates with international brands. Therefore, to the extent that new more restrictive marketing and sales regulations are promulgated, or excise taxes and customs duties are increased, our earnings and competitive industry position could be materially adversely affected. Large international conglomerates have far greater financial resources than we do and would be better able to absorb increased compliance costs.
          For example, new severely restrictive marketing and advertising regulations would make it more difficult for us to reach our target consumers. It is likely in such a situation that we would have to place greater reliance upon our distributors and their key retail customer base to get our message to consumers. However, those same distributors and retailers would also be assisting the much larger global suppliers that dominate our industry. Because the large supplier product portfolios are far more significant, economically, to distributors and retailers than is our portfolio, we will be at a significant competitive disadvantage. Under such circumstances our earnings and competitive industry position could be materially adversely impacted.
Employees
          As of November 15, 2005, we had 51 employees, of which 28 were in sales and 23 were in management, finance, marketing and administration. Of our employees, 34 are full time employees in the United States and 17 are employed outside of the United States in countries including Ireland and Great Britain.
Properties
          Our executive offices are located in New York, New York, where we lease approximately 3,800 square feet of office space under a sublease that expires on March 30, 2008. We also lease approximately 7,500 square feet of office space in Dublin, Ireland under a lease that expires on February 28, 2009 and approximately 1,000 square feet of office space in Houston, Texas under a lease that expires on March 31, 2006.
Legal proceedings
          We believe that neither we nor any of our wholly owned subsidiaries is currently subject to litigation. We may, however, become involved in litigation from time to time relating to claims arising in the ordinary course of our business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT
Directors and executive officers
          The following table sets forth certain information regarding our directors and executive officers as of the closing of this offering:

Name	Age	Position

Mark Andrews	55	Chairman of the Board and Chief Executive Officer
Keith A. Bellinger	47	President, Chief Operating Officer and Secretary
T. Kelley Spillane	43	Senior Vice President – U.S. Sales
Matthew F. MacFarlane	52	Senior Vice President and Chief Financial Officer
John Beaudette	48	Director(1)
Robert J. Flanagan	49	Director(2)(3)
Phillip Frost, M.D.	69	Director
Colm Leen	43	Director(3)
Richard C. Morrison	65	Director(1)(2)
Frederick M. R. Smith	63	Director(2)(3)
Kevin P. Tighe	61	Director(1)

(1)	Member of the nominating and governance committee

(2)	Member of the compensation committee
(3)	Member of the audit committee
          Mark Andrews, our chairman of the board and chief executive officer, founded our predecessor company, Great Spirits Company LLC, in 1998 and served as its chairman of the board, president and chief executive officer from its inception until December 2003. Mr. Andrews has served as our chief executive officer and chairman of the board since December 2003 and served as our president from December 2003 until November 2005. Prior to founding our predecessor, Mr. Andrews founded American Exploration Company, a company engaged in the exploration and production of oil and natural gas, in 1980. He oversaw that company becoming publicly traded in 1983 and served as its chairman and chief executive officer until its merger with Louis Dreyfus Natural Gas Corp. in October 1997. In addition, Mr. Andrews is a director of IVAX Corporation, a worldwide producer and marketer of generic and proprietary drugs. He also serves as a life trustee of The New York Presbyterian Hospital in New York City. Mr. Andrews received a bachelor of arts from Harvard College in 1972 and a masters of business administration from Harvard Business School in 1975.
          Keith A. Bellinger, our president, chief operating officer and secretary, joined us in May 2005. Mr. Bellinger served as executive vice president of our company until November 2005, at which time he was appointed president. He has over 18 years of experience in the spirits industry, including eight years with Allied Domecq PLC, a company in the business of spirits, wines and quick service restaurants. While at Allied Domecq, Mr. Bellinger served as chief financial officer of the U.S. Spirits Division from September 1996 to August 2000. From September 2000 to August 2002, Mr. Bellinger served as the general manager and executive vice president of the ADvantage Brands division of Allied Domecq, a division focused on emerging brands. From September 2002 to December 2004, he served as president of the Northern Business Unit of Allied Domecq U.S., one of the largest divisions of that company, where he oversaw all operations. Mr. Bellinger began his career in public accounting. Mr. Bellinger received a bachelor of business administration from the University of Texas at Austin in 1980.
          T. Kelley Spillane, our senior vice president — U.S. sales, joined us in April 1, 2000. From April 1, 2000 to December 2003, Mr. Spillane served as vice president-sales of Great Spirits Company, and was appointed executive vice president — U.S. sales in December 2003. Prior to joining us, Mr. Spillane worked at Carillon Importers Limited, a division of Grand Metropolitan PLC. Carillon developed and launched Absolut Vodka and Bombay Sapphire Gin. At Carillon, Mr. Spillane served as assistant manager for its control states and duty free divisions and was promoted to director of special accounts, focusing on expanding sales in national accounts. Mr. Spillane received a bachelor of science in business administration from Ramapo College in 1985.
          Matthew F. MacFarlane, our senior vice president and chief financial officer, joined us in December 2003. From October 2001 to July 2003 Mr. MacFarlane served as corporate controller of Fusion Telecommunications International, Inc., an international communications carrier. In November 1984, Mr. MacFarlane joined Prodigy Communications Corporation, an internet service provider, which went public in February 1999. Mr. MacFarlane served as vice president and corporate controller at Prodigy from April 1998 to May 2001. Prior to Prodigy, Mr. MacFarlane worked at KPMG LLP and PriceWaterhouseCoopers International Limited, working primarily in the audit divisions. In addition to being a certified public accountant, Mr. MacFarlane is a certified management accountant and a certified internal auditor. Mr. MacFarlane received a bachelor of science degree from Fordham University in 1975 and a masters of business degree from Pace University in 1979.
          John F. Beaudette has served as a director of our company since January 2004. Since 1995, Mr. Beaudette has been the president of MHW, Ltd. (formerly named Monsieur Henri Wines Ltd.), a national alcoholic beverage importer, distributor and service company. From 1985 to 1994, Mr. Beaudette worked with PepsiCo Inc. and its affiliate company Monsieur Henri Wines in the distribution of Stolichnaya Vodka and other imported wine and spirit brands. During this period, Mr. Beaudette held positions such as director of planning for PepsiCo Wines & Spirits International and vice president of finance and chief financial officer of Monsieur Henri Wines. Mr. Beaudette currently sits on the board of directors of The National Association of Beverage Importers Inc. (NABI) and serves on its executive committee. Mr. Beaudette received a bachelor of science degree in accounting from Villanova University in 1979.
          Robert J. Flanagan has served as a director of our company since January 2004. Since 1989, Mr. Flanagan has served as the executive vice president of Clark Enterprises Inc., a Bethesda, Maryland-based investment holding company and as the manager of CNF Investments LLC, an affiliate of Clark Enterprises Inc. CNF Investments LLC is one of our principal stockholders. Mr. Flanagan oversees the acquisition, management and development of new investment opportunities for Clark and is a member of the board of directors of Martek BioSciences Corporation. Prior to joining Clark, Mr. Flanagan was the treasurer, secretary and member of the board of directors of the Baltimore Orioles, Inc. and began his career in public accounting. Certified as a public accountant in Washington, D. C., Mr. Flanagan received a bachelor of science in business administration from Georgetown University in 1978 and a master of science degree in taxation from the American University School of Business in 1985.
          Phillip Frost, M.D., has served as a director of our company since September 2005. Since 1987, Dr. Frost has served as chairman of the board of directors and chief executive officer of IVAX Corporation, a worldwide producer and marketer of generic and proprietary drugs. He also served as the president of IVAX Corporation from 1991 until 1995. He is a member of the board of directors of IVAX Diagnostics, Inc., Northrop Grumman Corporation, Continucare Corporation and Cellular Technical Services Company, Inc. He is also a director of Ladenburg Thalmann & Co. Inc., an underwriter in this offering and our placement agent in connection with the sale of our Series C convertible preferred stock in 2004 and 2005. He is a member, and former chairman, of the board of trustees of the University of Miami and a co-vice chairman of the board of governors of the American Stock Exchange. Dr. Frost received a bachelor of arts degree from University of Pennsylvania in 1957 and a doctor of medicine degree from Albert Einstein College of Medicine in 1961.
          Colm Leen has served as a director of our company since January 2004. Mr. Leen also serves as a director of our subsidiaries, Castle Brands Spirits Group Limited and Castle Brands Marketing and Sales Company Limited. Since 1995, Mr. Leen has been the group finance director and company secretary of the Carbery Group, a supplier to our company. The Carbery Group is involved in the dairy, food ingredients and beverage alcohol industries, with established markets in Ireland, the United Kingdom, mainland Europe, the Far East and North America. Mr. Leen has been with the Carbery Group since 1988, initially joining it as company accountant and subsequently assuming the role of its financial controller in 1992 and his present role of group finance director in 1995. Mr. Leen is also the executive director of Carbery Milk Products Limited. Prior to joining Carbery, Mr. Leen worked with KPMG LLP from 1984 to 1988. He qualified as a chartered accountant in 1987, became an associate of the Institute of Chartered Accountants in Ireland in 1987 and a fellow of the Institute in 1997. Mr. Leen received a bachelor of commerce degree from University College Cork in 1984.
          Richard C. Morrison has served as a director of our company since September 2005. Mr. Morrison worked at Massachusetts Mutual Life Insurance Co. from 1964 until his retirement in 2004. Most recently, Mr. Morrison served as the managing director of Babson Capital Management, the investment subsidiary of Massachusetts Mutual. Massachusetts Mutual is a more than 5% stockholder of our company. He also serves as a director of Reinhold Industries, Inc., Cains Foods, L.P., Nyloncraft, Inc., Tubular Textile Machinery, Inc. and is an advisory director of Hammond, Kennedy, Whitney and Co., Inc. Mr. Morrison received a bachelor of arts from West Virginia Wesleyan College in 1962 and a master of science in finance from the University of Arizona in 1964.
          Frederick M. R. Smith has served as a director of our company since January 2004. Mr. Smith also serves as a director of our subsidiary, Gosling-Castle Partners Inc. Since January 2002, Mr. Smith has been a financial consultant through his wholly owned company, Kirkwood Lane Associates LLC. From 1967 to January 2002, he worked at Credit Suisse First Boston, most recently as co-head of Credit Suisse First Boston’s international private equity activities. Mr. Smith currently acts as a consultant to Credit Suisse First Boston. Mr. Smith, an investor in our company, joined Credit Suisse First Boston’s private equity group in 1995 after playing a senior role in Credit Suisse First Boston’s investment banking division and founding its media and telecom group. He has over 30 years of private equity and investment banking experience with Credit Suisse First Boston. Mr. Smith also serves as a director of Unwired Australia, Teleperformance Brazil and Slager Radio Hungary. Mr. Smith received a bachelor of arts degree from Yale University in 1963 and attended Johns Hopkins’ School of Advanced International Studies in Washington, DC.
          Kevin P. Tighe has served as a director of our company since September 2005. Since 1995, Mr. Tighe has been a partner at, and is a founding partner of, the law firm of Tighe Patton Armstrong Teasdale, PLLC. For over 36 years, Mr. Tighe has represented the automobile industry and its trade associations before the U.S. Congress and other federal agencies. He also maintains a real estate practice at the firm. Mr. Tighe received a bachelor of arts degree from St. Angelm’s College in 1966 and received a doctor of jurisprudence from Catholic University School of Law in 1969. Mr. Tighe is a member of the bar of the District of Columbia and the U.S. Supreme Court.
Other key employees
          Amelia M. Gary, the vice president – corporate affairs and investor relations of our U.S. subsidiary, Castle Brands (USA) Corp., joined us in October 2002. From October 2002 to December 2003, Ms. Gary served as vice president – finance of Great Spirits Company, our predecessor company, and served as vice president – finance and administration of Castle Brands (USA) Corp. as of December 2003. Ms. Gary was appointed to her current position in November 2005. Ms. Gary oversees investor relations and human resources and is involved in our capital raising and banking activities. From August 1995 to

September 2002, Ms. Gary was with Brown Brothers Harriman & Co., a private bank, most recently as a vice president in the commodities finance division, specializing in coffee, cocoa and tea. Ms. Gary earned a bachelor of arts degree from Connecticut College in 1995.
          E. Malcolm B. Gosling has served as president and chief executive officer of our export venture, Gosling-Castle Partners Inc., since April 2005. Gosling-Castle Partners is owned 60% by us, with the remainder owned by Mr. Gosling and Gosling’s Limited in Bermuda. In his capacity as president of our export venture, he oversees the global exports of the Gosling’s rum brands into the United States and various other markets. Since 2003, Mr. Gosling has served as president of Gosling Export (Bermuda) Limited, a Bermuda based company responsible for the production and shipping of Gosling’s rum, and serves as a director of the Bermuda holding company. Since 1989, Mr. Gosling has also served as the vice president and managing director of Gosling Brothers Limited, the parent company of Gosling Export (Bermuda). Mr. Gosling has been active with the family business for over 20 years, and represents the seventh generation of his family to be active in the business. Mr. Gosling received a bachelor of arts degree from Boston College in 1985.
          Thomas O’Connor, the global procurement and logistics manager of one of our Irish subsidiaries, Castle Brands Spirits Group Limited, joined us in December 2003. Mr. O’Connor served as procurement and planning manager at Roaring Water Bay from November 2002 to December 2003. Prior to joining Roaring Water Bay, Mr. O’Connor worked for over 20 years as the sales and production planning manager with The Irish Glass Bottle Company, a manufacturer of high quality containers for the food and drink industry. Mr. O’Connor received a computer programming diploma from Trinity College Dublin in 1983.
          Roseann Sessa, the vice president – marketing and public relations of our U.S. subsidiary, Castle Brands (USA) Corp., joined us in February 1998. From February 1998 to December 2003, Ms. Sessa served as vice president – marketing of Great Spirits Company, our predecessor company, and was appointed vice president – marketing and public relations of Castle Brands (USA) Corp. in December 2003. Ms. Sessa is responsible for developing and implementing our marketing plans in the United States. Prior to joining us, Ms. Sessa served for eight years as assistant to Mr. Andrews, our chairman, while he was the chairman of American Exploration Corporation. From 1979 to 1990, Ms. Sessa worked at Lane Bryant, a division of The Limited, Inc., a marketer of women’s apparel. Ms. Sessa attended the Berkley Business School in 1974.

Board composition and committees
          The amended and restated certificate of incorporation and amended and restated bylaws allow the board of directors to set the number of directors by resolution. Currently, our board of directors consists of eight directors. All of our directors will serve until the annual meeting of stockholders to be held in 2006. Our bylaws authorize our board of directors to appoint one or more committees, each consisting of one or more directors. Our board of directors currently has three standing committees: an audit committee, a compensation committee, and a nominating and governance committee, the composition and responsibilities of each of which are described below:
      Nominating and governance committee
            The nominating and governance committee is responsible for, among other things:

•	recommending to the board of directors the slate of nominees of directors to be proposed for election by the stockholders and individuals to be considered by the board of directors to fill vacancies;

•	establishing criteria for selecting new directors; and

•	reviewing and assessing annually the performance of the nominating and corporate governance committee and the adequacy of the nominating and corporate governance committee charter.
          The members of our nominating and corporate governance committee are Messrs. Morrison, Beaudette and Tighe. Mr. Morrison serves as the chairman of this committee.
      Audit committee
            The audit committee is responsible for, among other things:

•	appointing, replacing overseeing and compensating the work of the registered independent public accounting firm;

•	reviewing and discussing with management and registered independent accounting firm our quarterly financial statements and discuss with management our earnings releases;

•	pre-approving all auditing services and permissible non-audit services provided by our registered independent public accounting firm;

•	engaging in a dialogue with the registered independent public accounting firm regarding relationships that may adversely affect the independence of the registered independent public accounting firm and, based on such review assess the independence of the registered independent public accounting firm;

•	providing the audit committee report to be filed with the SEC in our annual proxy statement;

•	reviewing with the outside auditor the adequacy and effectiveness of the internal controls over our financial reporting;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential anonymous submission by our employees of anonymous concerns regarding questionable accounting or auditing matters;

•	reviewing and pre-approving related-party transactions;

•	reviewing and discussing with management and registered independent accounting firm management’s annual assessment of the effectiveness of the internal controls and registered independent accounting firm’s attestation and report about management’s assessment as required by the SEC;

•	reviewing and discussing with management and registered independent accounting firm the adequacy and effectiveness of our internal controls including any significant deficiencies in the design or operation of our internal controls or material weaknesses and any fraud, whether or not material, that involves our management or other employees who have a significant role in our internal controls and the adequacy and effectiveness of our disclosure controls and procedures; and

•	reviewing and assessing annually the adequacy of the audit committee charter.
          The members of our audit committee are Messrs. Flanagan, Leen and Smith. Mr. Flanagan serves as chairman of the committee.
      Compensation committee
            The principal responsibilities of the compensation committee are, among others:

•	reviewing and determining annually the compensation of our chief executive officer and other executive officers;

•	providing the annual report on executive compensation to be filed with the SEC in our annual proxy statement;

•	approving the form of employment contracts, severance arrangements, change in control provisions and other compensatory arrangements with executive officers;

•	approving compensation programs and grants involving the use of our common stock and other equity securities; and

•	reviewing and assessing annually the compensation committee’s performance.

          The members of our compensation committee are Messrs. Smith, Flanagan and Morrison. Mr. Smith serves as the chairman of this committee.
Director compensation and other information
          For service on our board of directors, we annually compensate our non-employee directors with options granted under our stock incentive plan. At the end of each fiscal year, we grant each of our non-employee directors options to purchase 5,000 shares of our common stock. In addition, we grant additional options to purchase 1,000 shares of common stock to each non-employee director who serves on a committee. After the consummation of this offering, we intend to pay our non-employee directors $10,000 per year for serving on our board in addition to the stock options referred to above and increase the options granted annually to directors serving on the audit committee from 1,000 to 2,500.
          We also reimburse each non-employee director for travel and related expenses incurred in connection with attendance at board and committee meetings. Employees who also serve as directors receive no additional compensation for their services as a director.

Executive compensation
          The following table sets forth the total compensation for services in all capacities to us received by our chief executive officer, our other executive officers whose annual salary and bonus exceeded $100,000 during the fiscal year ended March 31, 2005, and a current executive officer who we believe will be one of our four most highly compensated executive officers for the fiscal year ending March 31, 2006. We refer to these individuals as our “named executive officers.”
Summary compensation table

				Long-term
				compensation

	Annual compensation			Awards

				Number of
				securities
			Other annual	underlying	All other
Name and principal position	Salary	Bonus	compensation	options	compensation

Mark Andrews	$169,998	$50,000	—	50,000	$—
Chairman and Chief Executive Officer

Keith Bellinger(1)	—	—	—	—	—
President, Chief Operating Officer and Secretary

T. Kelley Spillane	$150,000	$30,000	—	5,000	$1,415	(2)
Senior Vice President, U.S. Sales

David Phelan(3)	$152,875	—	—	—	$27,788	(4)
Executive Vice President, International Sales

Matthew F. MacFarlane	$147,177	$22,500	—	10,000	$2,369	(5)
Senior Vice President and Chief Financial Officer

(1)	Mr. Bellinger became our chief operating officer on May 2, 2005 and president on November 10, 2005. His initial annual base salary is $270,000 and he is eligible to receive an annual incentive performance bonus of up to 100% of his annual base salary. Mr. Bellinger currently holds options to purchase a total of 150,000 shares of our common stock.

(2)	Represents the amounts of life insurance premiums paid by us for the benefit of Mr. Spillane.

(3)	As of the date of this prospectus, Mr. Phelan is no longer one of our executive officers, and commencing as of December 1, 2005 he will no longer be an employee but will instead be engaged as a consultant to our company through May 31, 2007.

(4)	Represents $15,288 contributed by us to our pension plan on behalf of Mr. Phelan and patent royalty payments to Mr. Phelan in the amount of $12,500.

(5)	Represents the amounts of life insurance premiums paid by us for the benefit of Mr. MacFarlane.

Option grants
          The following table sets forth certain information with respect to stock options we granted during the fiscal year ended March 31, 2005 to each of the named executive officers:
Option grants in last fiscal year

					Potential realizable value
	Individual grants				at assumed annual rates
					of stock price
		Percent of total			appreciation for option
	Number of securities	options granted to	Exercise		(1)
	underlying options	employees in fiscal	price per	Expiration
Name	granted	year	share (2)	Date	5%	10%

Mark Andrews	50,000	13.61%	$8.00	1/27/15	$72,500	$494,992
Keith Bellinger (3)	—	—	—	—	—	—
T. Kelley Spillane	5,000	1.36%	$8.00	1/27/15	$7,250	$49,492
David Phelan	—	—	—	—	—	—
Matthew F. MacFarlane	10,000	2.72%	$8.00	1/27/15	$14,500	$98,992

(1)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The potential realizable value assumes that the stock price appreciates from the midpoint of the proposed range of the initial public offering price of $9.00 per share. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

(2)	The exercise prices of all stock options granted were at prices believed by our board of directors to be equal to the fair market value of our common stock on the date of grant.

(3)	Mr. Bellinger became our chief operating officer on May 2, 2005 and President on November 10, 2005. On May 2, 2005, Mr. Bellinger received options to purchase a total of 150,000 shares of our common stock at an exercise price per share of $8.00. The option vests at the rate of 25% per year commencing in May 2006 and expires on May 2, 2015.

Option values and holdings
          The following table describes, for each of the named executive officers, the exercisable and unexercisable options held by them as of March 31, 2005. The “Value of unexercised in-the-money options at fiscal year-end” shown in the table represents an amount equal to the difference between the midpoint of the proposed range of the initial public offering price of $9.00 per share and the option exercise price multiplied by the number of unexercised in-the-money options.
Fiscal year-end option values

			Number of shares		Value of unexercised
			underlying unexercised		in-the-money options
			options at fiscal year-end		at fiscal year-end
	Shares
	acquired on
Name	exercise	Value realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Mark Andrews	—	—	10,000	90,000	$30,000	$170,000
Keith Bellinger (1)	—	—	—	—	—	—
T. Kelley Spillane	—	—	15,000	50,000	$45,000	$140,000
David Phelan	—	—	8,000	32,000	$37,500	$96,000
Matthew F. MacFarlane	—	—	12,500	47,500	$24,000	$122,500

(1)	Mr. Bellinger became our chief operating officer on May 2, 2005 and president on November 10, 2005. On May 2, 2005, Mr. Bellinger received options to purchase a total of 150,000 shares of our common stock at an exercise price per share of $8.00, which vest at the rate of 25% per year, commencing May 2006. As of the date hereof, Mr. Bellinger has not exercised any of his options.

Agreements with named executive officers
          Agreement with Mark Andrews. Effective as of May 2, 2005, we entered into a five-year employment agreement with Mark Andrews, our chairman of the board and chief executive officer. The employment agreement provides for a current annual base salary of $275,000, with increases based on periodic reviews in the sole discretion of the compensation committee of our board of directors.
          During the term of the employment agreement and for 12 months thereafter, Mr. Andrews is prohibited from (1) competing with us, (2) soliciting our employees and (3) soliciting our customers provided that we continue to pay Mr. Andrews’ salary during that period.
          Mr. Andrews is entitled to 12-months salary if (1) his employment is terminated by us without cause or (2) Mr. Andrews terminates his employment with us for good reason, such as material dimunition in the nature or status of his job responsibilities or our material breach of any provision of the employment agreement. In addition, under such circumstances, the annual incentive bonus, if any, will be paid with respect to the year in which termination occurs pro rated for the portion of the year for which Mr. Andrews was employed. Upon termination by us without cause any unvested stock options held by Mr. Andrews will continue to vest in accordance with the original vesting schedule for 24 months and will be exercisable for three years following his termination. If Mr. Andrews terminates his employment with us for “good reason,” all unvested stock options shall vest and he may exercise any stock options for the shorter of the original term of the option or five years.
          We may terminate Mr. Andrews at any time for “cause” such as personal dishonesty, willful misconduct, breach of fiduciary duty or any willful and material violation of any laws. No payments, other than payments for base salary already earned as of the date of termination will be payable to Mr. Andrews upon termination by us for cause. Mr. Andrews may terminate his employment for any reason upon 60 days’ notice to us. In this event, Mr. Andrews will be paid the amount of his accrued, but unpaid base salary, but will not be entitled to receive any annual incentive bonus.
          If Mr. Andrews’ employment is terminated by him or us following a change of control (as described below), he is entitled to his base salary then in effect for a period of 24 months following termination and he will be entitled to receive the annual incentive bonus, if any, in the year in which termination occurred prorated for the portion of the year in which he was employed. In addition, all of his unvested stock options will vest and will be exercisable for the remainder of their original terms. Under the employment agreement, a “change of control” occurs if (1) 35% or more of our outstanding voting stock is acquired by any person other than from us, (2) there is a merger or other combination involving us after which 49% or more of our voting stock of the surviving corporation is held by persons other then former stockholders of us, (3) 20% or more of the members of our board elected by stockholders are persons who were not nominated in the then most recent proxy statement of our company or (4) we sell or dispose of all or substantially all of our assets.
          In the event of termination of employment upon Mr. Andrews death or disability he or his estate will be entitled to receive one and two years, respectively, base salary and all unvested options will immediately vest and all options will be exercisable for two years. We will also pay all accrued but unpaid base salary to the date of termination and the annual incentive bonus, if any, with respect to the year in which termination accrued pro rated for the portion of the year in which Mr. Andrews was employed.
          Agreement with T. Kelley Spillane. Effective as of May 2, 2005, we entered into a five-year employment agreement with T. Kelley Spillane, our senior vice president — U.S. sales. The employment agreement provides for a current annual base salary of $175,000, with increases based on periodic reviews in the sole discretion of the compensation committee of our board of directors.
          The employment agreement otherwise contains the same terms as Mr. Andrews’ employment agreement, except that Mr. Spillane (i) post termination base salary payments due to disability will be equal to one years’s base salary; (ii) post termination base salary with respect to termination upon death will be equal to six months base salary; (iii) in the case of termination of by us without cause any unvested option held by Mr. Spillane that would have become vested at the end of the 12 month period following termination will be exercisable for a period of two years after termination and all vested options at the time of termination will be exercisable for a period of 12 months following the 12 month period after his termination; and (iv) in the event of termination by Mr. Spillane for good reason, unvested stock options will immediately vest and will be exercisable for a period of two years and all vested options at the time of his termination will be exercisable for a period of one year following the expiration of the 12 months period after termination.
          Agreement with Keith Bellinger. On May 2, 2005, we entered into an employment agreement with Keith Bellinger, our president, chief operating officer and secretary. Pursuant to the employment agreement, Mr. Bellinger’s employment continues until terminated by him or by us. The employment agreement provides for a current annual base salary of $270,000, with increases in the sole discretion of our board of directors. An increase in Mr. Bellinger’s base salary to $300,000 will be considered by the compensation committee of our board of directors in January 2006, based on targeted achievements to be decided upon by Mr. Bellinger and our chairman and chief executive officer. The employment agreement also includes incentive performance bonuses of up to 100% of the base salary based upon performance targets agreed upon by Mr. Bellinger and our chairman and chief executive officer. The employment agreement also provides certain benefits, including a $900 per month car allowance. For 2005, if the performance goals are met, the first $100,000 of incentive bonus is to be paid in January 2006, and the balance, if any, of the bonus shall be paid following March 31, 2006. Bonuses paid for all other years shall be payable after the end of our fiscal year.
          The employment agreement also granted Mr. Bellinger an option to purchase 150,000 shares of our common stock exercisable at $8.00 per share. These stock options are subject to the provisions of our stock incentive plan and a stock option agreement between us and Mr. Bellinger. Mr. Bellinger’s stock options vest in equal annual installments over a four year period.
          The employment agreement prohibits Mr. Bellinger from soliciting our customers to divert their business away from us or soliciting our employees to leave their employment with us during his employment for a period of (1) six months following termination of employment if such termination occurs on or before May 2, 2006 or (2) one year following termination of employment if such termination is after May 2, 2006.
          If Mr. Bellinger’s employment is terminated by us without cause, by reason of disability or if Mr. Bellinger resigns with “good reason,” including a material diminution in his duties, a material breach by us of the employment agreement, a significant relocation of Mr. Bellinger’s principal work location, or a change of control (as described below), he is entitled to a continuation of his salary and certain health benefits for one year (six months if termination of his employment occurs prior to May 2, 2006) and his pro rata performance bonus for the year in which his employment terminates. In addition, Mr. Bellinger may terminate his employment for any reason upon 60 days’ notice to us.
          Under the employment agreement, a “change of control” occurs if there is a merger, consolidation or exchange of securities after which a majority of our capital stock is no longer held by the stockholders who held such shares prior to the change of control, or a sale of substantially all of our assets.
          Agreement with Matthew F. MacFarlane. On December 17, 2003, Mr. MacFarlane, our senior vice president and chief financial officer, agreed to a summary of agreement of the terms of his employment with us. Mr. MacFarlane’s annual base salary is $145,000 per year and he is eligible to receive a discretionary annual bonus of up to 25% of his base salary. Mr. MacFarlane received a $10,000 sign-on bonus. In addition, he receives a car allowance and was provided a term life insurance policy in the amount of $500,000.

          Mr. MacFarlane was granted options to purchase 25,000 shares of our common stock exercisable at $6.00 per share. This option is subject to our stock incentive plan and a stock option agreement between us and Mr. MacFarlane. Mr. MacFarlane’s stock option vests in equal annual installments of 25% over a four-year period. The summary of agreement provides that if we are sold or merged and there is a change of control, the foregoing options will become fully vested and, if he does not receive a comparable position with the new company, we will pay him $75,000.
          Agreement with David Phelan. On August 4, 2005, we entered into a consulting agreement with David Phelan, our former director and executive vice president. The consulting agreement, as amended on October 17, 2005, provides that on December 1, 2005 Mr. Phelan will become a consultant for us for a period of eighteen months.
          Mr. Phelan’s consulting agreement provides for our annual payment to him of €157,500 ($189,756) plus value added tax to the extent he is required to pay it, paid monthly. In addition, options held by Mr. Phelan will remain exercisable until December 1, 2008 and, absent a breach by him, he will accrue three years’ vesting at the end of his eighteen month consulting period. Mr. Phelan will also be reimbursed for expenses in accordance with our reimbursement policy, including up to €5,000 ($6,024) in legal fees.
          The consulting agreement contains certain non-compete and non-solicitation provisions. However, after March 31, 2006, Mr. Phelan may request that we allow him to engage in such activities. If we refuse, Mr. Phelan is no longer subject to such restrictions and we must pay him his consulting fee for the rest of the consulting period, or at his option, a lump sum equal to €10,417 ($12,550) plus value added tax, if applicable, times the number of months left in the consulting period.
          Royalty payments paid by us under the license agreement between us and The Roaring Water Bay (Research & Development) Company Limited with respect to the Trinity bottle shall continue during Mr. Phelan’s consulting period, but under the consulting agreement we have agreed to purchase his interest in such company on or prior to the termination of the consulting relationship, at which time such royalty payments shall stop.
2003 Stock Incentive Plan
          We maintain the Castle Brands Inc. 2003 Stock Incentive Plan, which was adopted by our board of directors on July 10, 2003, became effective on August 8, 2003. It was amended February 17, 2004 to reflect the name change of our company, and on September 19, 2005 to comply with Internal Revenue Code Section 409A. We refer to the 2003 Stock Incentive Plan, as amended, as the plan. The following description of the plan is qualified by reference to the full text thereof, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. We received stockholder approval of our stock incentive plan on August 8, 2003.

Awards
          The plan provides for the grant of incentive stock options, non-qualified stock options, restricted stock, deferred stock, and stock appreciation rights which may be granted to our employees, officers, directors, consultants and advisers of us or any entity in which we own more than a 50% beneficial interest, except that incentive stock options may be granted only to employees.

Administration
          The plan is administered by our compensation committee or such other committee as our board may designate to administer the plan. Subject to the terms of the plan and applicable law, the committee has the authority to, among other things, (i) designate plan participants; (ii) determine the type or types of awards to be granted to a participant, (ii) determine the number of shares of our common stock to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, awards, (iv) determine the terms and conditions of any awards, including vesting schedules (and whether to accelerate such schedules), performance criteria and how and when such awards may be settled and (v) to interpret the plan and any award made thereunder. The compensation committee’s decision will be final and binding with respect to the provisions of the plan, any award or any award agreement under the plan.

Share reserve
          An aggregate of 2,000,000 shares of common stock are reserved for issuance under the plan. As of November 15, 2005, outstanding options to purchase a total of 878,500 shares of our common stock were held by participants under the plan, and 1,121,500 shares remained available for grant. If an outstanding grant is surrendered, canceled or terminated without having been exercised, or a related award is surrendered, canceled or terminated without the award holder having received payment, the related shares shall again be available for grant.
          In the event of any corporate event affecting the shares of our common stock, the committee in its sole discretion may make such adjustments and other substitutions to the plan and awards under the plan as it deems equitable.

Term of the plan
          The plan will terminate in August 2013 unless it is terminated earlier in accordance with the terms of the plan.

Stock options
          The compensation committee may grant both incentive stock options, referred to as ISOs, and non-qualified stock options, referred to as NSOs, under the plan. The exercise price for options is set by the committee, but for ISOs, may not be less than the fair market value (as defined in the plan) of our common stock on the grant date. In the case of an ISO granted to an employee who at the time of such grant is a 10% stockholder, the exercise price cannot be less than 110% of fair market value of a share of our common stock on the grant date. The compensation committee has the discretion to determine the vesting schedule of each option grant. Options previously granted under the plan generally have a vesting schedule which vests 20% of the award on each of the first five anniversaries of the grant date. However, options also have been granted that are immediately exercisable. The term of each option is decided by the compensation committee, however no option may be exercisable beyond ten years from the grant date. Upon the exercise of an option, the option holder must make payment of the full exercise price as set forth in the award letter, either: (i) in cash; (ii) to the extent permitted by law and the compensation committee, in shares of common stock (which have been owned by the participant for at least six months or such other period as determined by the committee); or (iii) on such other terms (including a combination of the methods described in (i) and (ii)) and conditions as may be acceptable to the compensation committee. The compensation committee may provide that any shares paid for upon exercise of a stock option using restricted or deferred stock will be restricted or deferred in the same manner as the stock so used.

Restricted stock
          The compensation committee may award rights to purchase restricted stock under the plan. Purchasers of restricted stock are subject to restrictions on transfer, which will lapse as long as a vesting requirement is met. Restricted stock may vest over time, or may vest based on the attainment of performance criteria or other factors, as determined by the compensation committee at the time of the grant. If permitted by the compensation committee, holders of restricted stock may exercise full voting rights with respect to the restricted stock. The compensation committee may provide that dividends will be paid to a participant holding restricted stock. If dividends on restricted stock are received in stock, they may be subject to the same restrictions as the restricted stock to which they relate.

Deferred stock
          The compensation committee may make an award of deferred stock under the plan, and determine the terms and conditions of such award. A deferred stock award is a grant of a right to receive our common stock in the future, if the grant conditions, which may depend on performance goals or other criteria as determined by the compensation committee, are met. Once the deferral period ends (provided applicable criteria have been met), the participant can receive the award in shares of stock, in cash equal to the fair market value of the deferred stock or a combination of shares and cash, as determined by the compensation committee.

Stock appreciation rights
          The compensation committee may grant stock appreciation rights, or SARs, either in tandem with a stock option or independent of a stock option under the plan. Upon the exercise of an SAR, the holder will receive cash, shares of our common stock or a combination of cash and shares of our common stock as determined by the compensation committee equal to the excess of the fair market value of the shares of our common stock to which the award relates on the date of exercise over the exercise price per share of the SAR, which exercise price is set by the compensation committee when it makes the award. The compensation committee will determine the terms and conditions of SARs at the time of grant.

Transferability of options and stock purchase rights
          The plan generally does not allow for the transfer of awards granted under the plan and only the grantee may exercise option rights or rights to purchase shares granted under the plan during his or her lifetime. The plan does not impose any restrictions on transferability of common stock issued under the plan other than restricted stock pending lapse of restrictions.

Change in control
          The plan provides that, unless otherwise provided at the time of grant by the compensation committee (or by amendment of a grant), in the event of a change of control of us or the publication or dissemination of an announcement of an action intended to result in a change in control of us with respect to awards held by individuals in service at the time of the change in control:

•	all outstanding stock options and SARs will become immediately vested and fully exercisable; and

•	all restrictions and deferral periods applicable to restricted stock awards and deferred stock awards will lapse and become fully vested.

          For these purposes, a change in control includes the following events:

•	the reorganization, merger, consolidation of our company through which our stock is exchanged or converted into cash or property or securities not issued by us;

•	the sale or disposition of all or substantially all of our property or assets or of more than 35% of our voting stock to any person or group, unless such person or group had a 10% beneficial ownership of the stock when this plan was established (with certain limited exceptions); or

•	during any period of two consecutive years, a change in the composition of the majority of the board which is not supported by a 2/3 majority of the incumbent directors.
          A change in control does not include an initial public offering of our stock or the temporary holding of our securities by an underwriter pursuant to such offering.

Tax withholding
          Subject to the terms and conditions of the awards as provided by the compensation committee, a participant may irrevocably elect to have the withholding tax obligation with respect to any awards satisfied by (i) having us withhold the amount of shares otherwise deliverable equal to the tax; (ii) deliver to us shares of unrestricted stock equal to the tax; or (iii) through any combination described in clause (i) and (ii).

Amendment and termination
          The plan may be amended, altered or discontinued by our board of directors or compensation committee at any time, in whole or in part, without the approval of the stockholders except to the extent stockholder approval is required by law, or is otherwise required for ISOs to continue to be treated as such. No amendment or discontinuation of the plan may adversely affect any awards granted, without the consent of the holder of the award.
          It is intended that the plan will be amended to the extent deemed necessary or appropriate to comply with Internal Revenue Code Section 409A and the rules, regulations and guidance thereunder.
Pension Plan
          We maintain a group defined contribution arrangement which provides retirement benefits for employees who are located in Ireland. Eleven employees currently participate in this pension program. Under the pension program, we contribute a percentage of the participating employee’s salary to the program. All contributions, including our contributions, made to the program are immediately vested. All contributions made to the program are held in trust and we have appointed trustees to manage the funds. Total monthly premiums for the program for the 2005 plan year equal €4,719 ($5,685), €3,625 ($4,367) of which represent our contributions. Benefits under the program are payable upon the participant’s attaining the normal retirement age; early retirement or retirement due to ill health, or upon the death of the participant prior to retirement.
          With respect to Mr. Phelan, each year we contributed to the program an amount equal to 10% of his base salary and he contributed 5% of his base salary as an employee contribution. In addition to this Mr. Phelan is making further additional voluntary contributions of 10.5% of his base salary. The monthly employer additional voluntary contributions for such plan year equals €1,563 ($1,883) and his monthly additional voluntary contributions for such plan year equals €1,094 ($1,318). Mr. Phelan’s normal retirement age under the program is age 60. As of December 1, 2005, Mr. Phelan will become a consultant to us and will no longer be an employee. Pursuant to the rules of the program, only employees and directors may participate in the program and receive and/or make new contributions thereunder. Because Mr. Phelan will be a consultant, he will no longer be eligible to make or receive new contributions under the program. Therefore, after December 1, 2005 we will not be making any further contributions to the program on his behalf, nor will Mr. Phelan be permitted to make any additional contributions on his behalf under the pension program.
Indemnification agreements with directors
          We intend to enter into indemnification agreements with our directors, a form of which has been filed as an exhibit to the registration statement of which this prospectus is a part. Under the terms of the indemnification agreements, we will be required to indemnify the directors against specified liabilities arising out of their services to us or at our request. The indemnification agreements will require us to indemnify each director to the fullest extent permitted by law and to advance certain expenses incurred by the director. The indemnification agreements will provide limitations on the directors’ rights to indemnification in certain circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
          Since April 1, 2002, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the employment described in “Management” and the transactions described below. These related party transactions were each negotiated at an arm’s length basis and were on no less favorable terms to us than would have been given to a third party.
Agreement with MHW Ltd.
          Since April 1998, we and our predecessor have had an agreement with MHW Ltd., through which MHW acts as importer of record and distributor for our products in the United States, and provides accounting, inventory, payment, transportation and storage services for us. Mr. Beaudette, one of our directors, is the president and a principal stockholder of MHW and MHW has a 10% ownership interest in our Celtic Crossing brand. For the fiscal years ended March 31, 2003, 2004 and 2005, we incurred fees for services rendered by MHW in the amounts of $61,518, $84,450 and $121,393, respectively.
Agreement with BPW LLC
          In April 2004, we contracted with BPW LLC, for business development services including providing introductions for us to agency brands and assisting us in successfully negotiating agency agreements with targeted brands. BPW is controlled by John Beaudette, one of our directors. The contract provided for a monthly retainer to BPW for a period of six months, a bonus payable to BPW in equal quarterly installments upon the finalization of an agency brand agreement based upon estimated annual case sales by us during the first year of operations at the rate of $1.00 per each nine-liter case of volume, less any retainer previously paid, and a commission based upon actual future sales of the agency brand while under our management. This contract is cancelable by either party upon 30 days written notice. For the fiscal year ended March 31, 2005 we paid BPW $41,802.
Agreements with Carbery Group and its affiliates
          Mr. Leen, one of our directors, is the financial director of the Carbery Group, one of our principal stockholders. Since December 1, 2003, we have had a supply agreement with Carbery Milk Products Limited, which is a member of the Carbery Group, pursuant to which it acts as our sole distiller for Boru vodka in Ireland and the supplier of natural flavors for our products. For the fiscal years ended March 31, 2004 and 2005, we purchased approximately €84,572 and €405,359, respectively, (recorded as $105,241 and $510,510, respectively, in our consolidated financial statements for such fiscal years) of goods from Carbery Milk Products. Carbery Milk Products also holds €304,400 ($366,741) principal amount of our 5% euro denominated notes, which were issued to it in connection with our December 2003 acquisition of Roaring Water Bay and will convert into shares of our common stock immediately prior to the closing of this offering. In addition, on December 1, 2004, we repaid subordinated indebtedness to Carbery Milk Products also incurred by us in connection with the Roaring Water Bay acquisition in the amount of €111,102.
Agreements with Ladenburg Thalmann & Co. Inc.
          In November 2004, we entered into a placement agency agreement with Ladenburg Thalmann & Co. Inc., one of the co-managing underwriters of this offering, to act as our placement agent in connection with the offering and sale of our Series C convertible preferred stock. Dr. Frost, one of our directors, is a principal stockholder and director of Ladenburg Thalmann. As placement agent for that offering, we paid Ladenburg Thalmann aggregate placement fees of $406,080 and, on various dates from November 2004 to August 2005, issued warrants to Ladenburg Thalmann and its designees exercisable for the purchase of an aggregate of 63,856 shares of our common stock at an exercise price of $8.00 per share. As a co-managing underwriter of this offering, Ladenburg Thalmann will also receive part of the underwriting compensation paid by us in connection with this offering. See “Underwriting.”
Transactions with Knappogue Corp.
          During the fiscal year ended March 31, 2005, we paid rental fees to Knappogue Corp. for the use of Knappogue Castle, located in Clare County, Ireland, for various corporate purposes including meetings and to entertain customers. Knappogue Corp. is one of our principal stockholders and is controlled and owned by Mr. Andrews, our chairman and chief executive officer, and members of his family. For the fiscal years ended March 31, 2003, 2004 and 2005, we paid Knappogue Corp. $28,009, $33,000 and $13,000, respectively, in rental fees.
Loans from certain executive officers, directors and stockholders
          On June 9, 2004 our wholly owned subsidiary, Castle Brands (USA) Corp., issued, and we guaranteed, approximately $4.6 million principal amount of senior notes secured by the accounts receivable and inventories of Castle Brands (USA) to 27 investors in a private financing. As issued, these senior notes bore an interest rate of 8% payable semi-annually on November 30 and May 31, and matured on May 31, 2007. Effective August 15, 2005, the terms of these notes were modified, with the consent of the noteholders, to mature on May 31, 2009 in exchange for an interest rate increase to 9%. In addition, each purchaser of senior notes received a warrant to purchase 25 shares of our common stock at an exercise price of $8.00 per share for each $1,000 of senior notes purchased. The following of our directors, executive officers and/or principal stockholders participated in this transaction:

•	Mr. Andrews, our chairman and chief executive officer and one of our principal stockholders, and his wife, Elizabeth Q. Andrews, purchased $250,000 of our senior notes and were issued a warrant to purchase 6,250 shares of our common stock. In addition, their children, Mark Andrews IV and Elizabeth Andrews, each purchased $125,000 of our senior notes and each were issued a warrant to purchase 3,125 shares of our common stock;

•	CNF Investments LLC, one of our principal stockholders, purchased $500,000 of our senior notes and was issued a warrant to purchase 12,500 shares of our common stock. Robert Flanagan, one of our directors, is the manager of CNF Investments LLC. In addition, the Flanagan Family Limited Partnership purchased $100,000 of our senior notes and was issued a warrant to purchase 2,500 shares of our common stock. Mr. Flanagan is the general partner of the Flanagan Family Limited Partnership;

•	Dr. Frost, one of our directors, is the trustee of the Frost Nevada Investment Trust, which purchased $1.0 million of our senior notes and was issued a warrant to purchase 25,000 shares of our common stock;

•	Lafferty Limited, one of our principal stockholders, purchased $500,000 of our senior notes and was issued a warrant to purchase 12,500 shares of our common stock; and

•	Matthew MacFarlane, our senior vice president and chief financial officer, purchased $10,000 of our senior notes and was issued a warrant to purchase 250 shares of our common stock.

Options issued to directors and executive officers
          From August 8, 2003 to November 15, 2005, pursuant to our stock incentive plan, we granted to our current directors and executive officers options to purchase an aggregate of 275,000 shares of our common stock with exercise prices ranging from $6.00 to $8.00 per share.
Compensation committee interlocks and insider participation
          None of the members of our compensation committee is, or has been, one of our officers or employees or an officer or employee of any of our subsidiaries. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Mark Andrews, our chairman, president and chief executive officer, is a member of the board of directors of IVAX Corporation and serves on, and is the chairman of, its compensation committee. Dr. Phillip Frost, one of our directors, is the chief executive officer of IVAX.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
          The following table shows information with respect to the beneficial ownership of shares of our common stock by the following persons:

•	each of our directors;

•	each of our named executive officers (see “Management – Executive compensation”);

•	each person known by us to beneficially own 5% of our common stock; and

•	all of our directors and executive officers as a group.
          Beneficial ownership is determined under the rules of the Securities and Exchange Commission and includes shares of our common stock for which such person has voting or investment power or shares which such person has the right to acquire under existing stock options, warrants or convertible notes within 60 days of November 15, 2005. The same securities may be beneficially owned by more than one person.
          Unless indicated otherwise below, the address for each listed director and officer is Castle Brands Inc., 570 Lexington Avenue, 29th Floor, New York, New York 10022. Except as indicated by footnote, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. In calculating the percentage for each listed person or entity, the number of shares of common stock owned by each listed person or entity includes the shares of common stock underlying options, warrants or convertible notes held by that person or entity that are exercisable within 60 days of November 15, 2005, but excludes shares of common stock underlying options, warrants or convertible notes held by any other person or entity. Percentage of beneficial ownership “before offering” is based on 8,472,007 shares of common stock outstanding as of November 15, 2005 after giving effect to the following issuances that will occur on or prior to the closing of this offering:

•	the issuance of 4,089,465 shares of common stock upon the conversion of convertible preferred stock;

•	the issuance of 1,120,505 shares of common stock upon conversion of the convertible notes; and

•	the issuance of 155,371 shares of common stock in payment of accrued dividends on our preferred stock through the estimated closing date of this offering.

Percentage of beneficial ownership “after offering” is based on 11,472,007 shares of common stock outstanding after giving effect to the issuances described above and the number of shares of common stock to be issued in this offering.

	Shares of	Percentage beneficially owned
	common stock
Name and address of	beneficially	Before	After
beneficial owner	owned	offering	offering

Mark Andrews (1)	1,227,650	14.4%	10.7%
Knappogue Corp.	1,184,140	14.0%	10.3%
Mellon HBV SPV LLC (2)
200 Park Avenue, Suite 3300
New York, NY 10166	1,321,429	14.3%	10.8%
Black River Global Credit Fund Ltd. (3)
623 Fifth Avenue, 27th Floor
New York, NY 10022	660,714	7.5%	5.6%

	Shares of	Percentage beneficially owned
	common stock
Name and address of	beneficially	Before	After
beneficial owner	owned	offering	offering

Lafferty Limited (4)
c/o Mr. Warren Roiter
Roiter Zucker
5-7 Broadhurst Gardens
Swiss Cottage
London NW6 3RZ, England	680,542	8.0%	5.9%
CNF Investments (5)
c/o Clark Enterprises, Inc.
7500 Old Georgetown Road
15th Floor
Bethesda, MD 20814	634,442	7.5%	5.5%
Massachusetts Mutual Life Ins. Company(6)
1295 State Street
Springfield, MA 10111	502,548	5.9%	4.4%
Carbery Milk Products Limited
Ballineen Co. Cork, Ireland	542,028	6.4%	4.7%
Keith A. Bellinger (7)	14,134	*	*
Matthew F. MacFarlane (8)	27,763	*	*
David Phelan (9)	330,762	3.9%	2.9%
T. Kelley Spillane (10)	59,196	*	*
John Beaudette (11)	19,211	*	*
Robert J. Flanagan (12)	650,942	7.7%	5.7%	*
Phillip Frost, MD (13)	521,815	6.1%	4.5%
Colm Leen (14)	12,000	*	*
Richard C. Morrison	—	—	—
Frederick M. R. Smith (15)	45,567	*	*
Kevin P. Tighe	125,637	1.5%	1.1%
All directors and executive officers as
a group (11 persons) (16)	3,022,677	34.9%	25.9%

*	Less than one percent

(1)	Includes 1,184,140 shares held by Knappogue Corp. Knappogue Corp is controlled by Mr. Andrews and his family. Mr. Andrews disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest. Also includes 20,000 shares of common stock issuable upon exercise of options exercisable within 60 days as of November 15, 2005; 12,500 shares held jointly by Mr. Andrews’ with his wife and 6,250 shares issuable upon exercise of warrants held jointly by Mr. Andrews with his wife that are exercisable within 60 days as of November 15, 2005. Does not include 80,000 shares of common stock underlying options that are not exercisable within 60 days as of November 15, 2005.

(2)	Includes 750,000 shares of common stock issuable upon conversion of $6.0 million principal amount of our 6% convertible notes that are convertible within 60 days of November 15, 2005. Based on information provided to us by Mellon HBV SPV, Mickey Harley and James P. Jenkins, Chief Executive Officer and Portfolio Manager, respectively, of Mellon, exercise voting and investment control over our securities held by Mellon.

(3)	Includes 375,000 shares of common stock issuable upon conversion of $3.0 million principal amount of our 6% convertible notes that are convertible within 60 days of November 15, 2005.

(4)	Includes 12,500 shares of common stock issuable upon exercise of warrants exercisable within 60 days as of November 15, 2005. Based on information provided to us by Lafferty Limited, the sole director of Lafferty, Azure Limited, exercises voting and investment control over our securities held by Lafferty.

(5)	Includes 12,500 shares of common stock issuable upon exercise of warrants exercisable within 60 days as of November 15, 2005. Based on information provided to us by CNF Investments LLC, Mr. Flanagan exercises voting and investment control over our securities held by CNF Investments LLC.

(6)	Based on information provided to us by Massachusetts Mutual Life Ins. Company, Babson Capital Management LLC as investment advisor to Massachusetts Mutual Life Ins. Company exercises voting and investment control over our securities held by Massachusetts Mutual Life Ins. Company.

(7)	Does not include 150,000 shares of common stock underlying options that are not exercisable within 60 days of November 15, 2005.

(8)	Includes 2,500 shares of common stock held jointly by Mr. MacFarlane and his wife. Also includes 25,000 shares of common stock issuable upon exercise of options exercisable with 60 days of November 15, 2005 and 250 shares of common stock issuable upon exercise of warrants exercisable within 60 days as of November 15, 2005 held jointly by Mr. MacFarlane and his wife. Does not include 35,000 shares of common stock underlying options that are not exercisable within 60 days as of November 15, 2005.

(9)	Includes 9,600 shares of common stock issuable upon exercise of options exercisable within 60 days as of November 15, 2005. Does not include 14,400 shares of common stock, underlying options that are not exercisable within 60 days as of November 15, 2005.

(10)	Includes 30,000 shares of common stock issuable upon exercise of options exercisable within 60 days as of November 15, 2005. Also includes 29,196 shares of common stock held jointly by Mr. Spillane and his wife. Does not include 35,000 shares of common stock underlying options that are not exercisable within 60 days as of November 15, 2005.

(11)	Includes 7,199 shares held by BPW LLC, an entity of which Mr. Beaudette is a principal stockholder. Mr. Beaudette disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 12,000 shares of common stock issuable upon exercise of options exercisable within 60 days as of November 15, 2005.

(12)	Includes 14,000 shares of common stock issuable upon exercise of options exercisable within 60 days as of November 15, 2005. Also includes 2,500 shares of common stock issuable upon exercise of warrants exercisable within 60 days as of November 15, 2005 that are held by the Flanagan Family Limited Partnership, an entity of which Mr. Flanagan is the general partner. Mr. Flanagan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest. Also includes 621,942 shares held by CNF Investments LLC and 12,500 shares of common stock issuable upon exercise of warrants held by CNF Investments LLC that are exercisable within 60 days as of November 15, 2005. Mr. Flanagan is a manager of CNF Investments LLC. Mr. Flanagan disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(13)	Includes 25,000 shares of common stock issuable upon exercise of warrants exercisable within 60 days as of November 15, 2005 that are held by the Frost Nevada Investment Trust, an entity of which Dr. Frost is the trustee. Dr. Frost disclaims beneficial ownership of these shares except to the extent of his pecuniary interest.

(14)	Includes 12,000 shares of common stock issuable upon exercise of options exercisable within 60 days of November 15, 2005.

(15)	Includes 12,000 shares of common stock issuable upon exercise of options exercisable within 60 days of November 15, 2005.

(16)	Includes 134,600 shares of common stock issuable upon exercise of options, and 49,625 shares of common stock issuable upon exercise of warrants, exercisable within 60 days of November , 2005. Does not include 314,400 shares of common stock underlying options that are not exercisable within 60 days of November 15, 2005.

DESCRIPTION OF SECURITIES
          Our certificate of incorporation and bylaws will be amended and restated on or prior to the closing of this offering. As a result, upon the consummation of this offering, we will be authorized to issue 45,000,000 shares of common stock, $.01 par value, and 5,000,000 shares of undesignated preferred stock, $.01 par value. As of the date of this prospectus, we have 3,106,666 shares of common stock outstanding and 4,089,465 shares of preferred stock outstanding. Upon the consummation of this offering all of our preferred stock and certain of our convertible notes will be converted into common stock and we will issue shares of common stock in payment of all of our accrued and unpaid dividends and, following such conversion and payment of dividends, we will have 8,472,007 shares of common stock outstanding, not including the 2,500,000 shares offered hereby, held of record by 188 stockholders, and no shares of preferred stock outstanding. The following description of our capital stock is intended to be a summary and does not describe all provisions of our amended and restated certificate of incorporation or our amended and restated bylaws or those of the Delaware General Corporation Law, referred to as Delaware law, applicable to us. Throughout this “Description of Securities,” references to our certificate of incorporation and bylaws mean the amended and restated certificate of incorporation and amended and restated by laws, respectively. For a more thorough understanding of the terms of our capital stock, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the closing of this offering, forms of which are included as exhibits to the registration statement of which this prospectus forms a part.
Common stock
          The holders of our common stock are entitled to one vote per share on all matters to be voted upon by stockholders. There is no cumulative voting. Subject to preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive or conversion rights or other subscription rights and our common stock has no redemption or sinking fund provisions.
Preferred stock
          Our certificate of incorporation authorizes our board of directors, without any vote or action by the holders of our common stock, to issue preferred stock from time to time in one or more series. Our board of directors is authorized to determine the number of shares and to fix the voting powers, if any, designations, powers and preferences and the relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions of any series of preferred stock. Issuances of preferred stock will be subject to the applicable rules of the American Stock Exchange or other organizations on which our securities are then quoted or listed. Depending upon the terms of preferred stock established by our board of directors, any or all series of preferred stock could have preference over our common stock with respect to dividends and other distributions and upon our liquidation. If any shares of preferred stock are issued with voting powers, the voting power of the outstanding common stock would be diluted.
6% convertible notes
          On March 1, 2005, we entered into a convertible note purchase agreement with an institutional investor, whereby we agreed to issue up to $10.0 million principal amount of notes convertible into our common stock at a conversion price of $8.00 per share. We issued two notes each in the amount of $5.0 million to the institutional investor on March 1, 2005 and June 27, 2005. On August 16, 2005, we amended and restated the convertible note purchase agreement to (a) increase the amount of loans under such agreement to $15 million and (b) provide for 40% of the outstanding principal amount of the notes to convert automatically into common stock upon an initial public offering of our common stock at a conversion price of $7.00 per share. Upon the consummation of this offering and the conversion of $6.0 million principal amount of our 6% convertible notes, we will have $9.0 million principal amount of our 6% convertible notes outstanding. They bear interest at the rate of 6% per annum, payable quarterly, at our option, in cash or in additional notes bearing an interest rate of 7.5% per annum. We may not prepay our 6% convertible notes without the consent of the holders.
          The outstanding balance of our 6% convertible notes may be converted into common stock at any time at the option of the holders at a conversion rate of $8.00 per share and will automatically convert at such time as the closing price of our common stock is $20.00 per share or more for thirty consecutive days at any time after March 1, 2008.
          These 6% convertible notes are subject to customary restrictive covenants. In addition, for as long as there is at least $1.5 million aggregate principal amount outstanding under our 6% convertible notes (a) the approval of holders of at least a majority of the aggregate principal amount of the 6% convertible notes outstanding is required before we may pay dividends or make a distribution or payment on our equity securities or redeem or repurchase our equity securities (other than repurchases from employees upon termination of their employment) and (b) the approval of holders of at least seventy percent of the aggregate principal amount of the 6% convertible notes outstanding is required before we may engage in a transaction with an affiliate or incur indebtedness in excess of $30.0 million; provided, however, that the indebtedness covenant will no longer be applicable if the product of our fully diluted securities multiplied by the average of the highest bid and lowest asked prices on the exchange or over-the-counter quotation system on which our common stock is listed is at least $100.0 million for a period of at least 90 days. The limit on indebtedness does not include indebtedness that is incurred in connection with the acquisition of a brand related to, or an entity doing business in or related to, the beverage alcohol market, to the extent such indebtedness (including costs and fees associated with incurring such debt) does not exceed an amount equal to three times the target’s earnings before interest, taxes, depreciation and amortization.
          As long as both holders of our 6% convertible notes hold at least 5% of our capital stock (on an as converted basis), each has the right to have a representative attend the meetings of our board of directors as an observer.
Options
          As of November 15, 2005, we had 878,500 shares of common stock reserved for issuance upon the exercise of outstanding stock options granted under our stock incentive plan, with exercise prices ranging from $6.00 to $8.00 per share, and up to 1,121,500 additional shares of common stock reserved for issuance upon the exercise of options that may be granted under our stock incentive plan in the future. As of November 15, 2005, we also had 10,000 shares of common stock reserved for issuance upon the exercise of non-plan stock options, with an exercise price of $6.00 per share. For a more complete discussion of our stock incentive plan, see “Management — 2003 stock incentive plan.”
Warrants
          As of November 15, 2005, we had outstanding warrants exercisable for the purchase of up to 598,618 shares of common stock at exercise prices ranging from $6.00 to $8.00 per share. As of November 15, 2005 all of these warrants were immediately exercisable.
Registration rights
          The holders of all of the 8,472,007 shares of our common stock that will be outstanding upon the consummation of this offering, not including the 3,000,000 shares offered hereby, as well as the holders of warrants to purchase 598,618 shares of our common stock and the holders of our 6% convertible notes due in 2010, will be entitled to “piggyback” registration rights, which entitle the holder to include the holder’s registrable securities in any registration statement filed by us after the closing of this offering under the Securities Act of 1933, as amended, covering the sale of our securities. The “piggyback” registration rights are subject to certain standard limitations, including, in the event the registration statement relates to an underwritten public offering, the right of our underwriters to reduce the number of shares proposed to be registered ratably in view of market conditions. We will bear all expenses (exclusive of all underwriting discounts and commissions) of all piggyback registrations. The piggyback registration rights will terminate, with respect to certain of the foregoing holders, on the later of the second anniversary of the effective date of this registration statement and the date on which the holder is no longer an “affiliate” under Rule 144 of the Securities Act, and, with respect to the other holders, on the second anniversary of the effective date of this registration statement. These registration rights may not be used in connection with the registration of our securities in a Rule 145 transaction or relating solely to employee benefit plans.
          In connection with our Amended and Restated Warrant Agreement with Keltic Financial Partners, LP for the purchase of 100,000 shares of our common stock, we have agreed that if on June 1, 2007 or June 1, 2008 (a) there are shares of common stock received or issuable upon the exercise of the warrant that have not been registered and (b) we have not filed a registration statement with respect to which Keltic had the opportunity to register such unregistered shares, we will pay Keltic $100,000 within ten (10) days of such date.
Anti-takeover considerations
          General
          Our certificate of incorporation, our bylaws and the Delaware law contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable us, particularly, but not exclusively, in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our stockholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors.
          Set forth below is a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the Delaware law.
          Authorized but unissued preferred stock
          Our certificate of incorporation authorizes our board of directors to issue one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of such series without any vote or action by the holders of our common stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer or other extraordinary transaction. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of our common stock, including the loss of voting control to others. The existence of authorized but unissued shares of preferred stock will also enable our board of directors, without stockholder approval, to adopt a “poison pill” takeover defense mechanism. We have no present plans to issue any shares of preferred stock.

          Number of directors; removal; filling vacancies
          Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our bylaws provide that directors may be removed, with or without cause, by stockholders by the affirmative vote of at least a majority of the shares entitled to vote at an annual or a special meeting called for that purpose. Our certificate of incorporation and bylaws provide that vacancies on our board of directors may be filled only by a majority vote of the remaining directors.
          Stockholder action
          Our certificate of incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. This provision prohibits stockholder action by written consent in lieu of a meeting. Our bylaws further provide that special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors or our chief executive officer. Stockholders are not permitted to call a special meeting or to require our board of directors to call a special meeting of stockholders.
          The provisions of our certificate of incorporation and bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take stockholder action. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to the time our chairman, our board of directors or our chief executive officer believes the consideration to be appropriate.
          Advance notice for stockholder proposals and director nominations
          Our bylaws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Securities Exchange Act of 1934, only such business may be conducted at a meeting of stockholders as has been brought before the meeting by, or at the direction of, our board of directors, or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. The chairman of the meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a stockholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.
          Amendments to bylaws
          Our certificate of incorporation provides that only our board of directors has the power to amend or repeal our bylaws.
          Amendments to certificate of incorporation
          Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such amendment or repeal, voting together as a single class, at a duly constituted meeting of stockholders called expressly for that purpose.

          Delaware statutory provisions
          We are subject to the provisions of Section 203 of the Delaware law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested stockholder);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder;
for three years following the date that the stockholder became an interested stockholder. A “business combination” includes a merger or sale of more than 10% of our assets.
          However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an interested stockholder, prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.
          This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.
Limitation of liability and indemnification of officers and directors
          Our certificate of incorporation and bylaws limit the liability of directors to the fullest extent permitted by the Delaware law. In addition, they provide that we will indemnify our directors and officers to the fullest extent permitted by law. In connection with this offering, we are entering into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.
Transfer agent and registrar
          Upon the closing of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company, New York, NY.
Listing
          We expect that as of the date of this prospectus our common stock will be approved for quotation on the American Stock Exchange under the symbol “ROX.”

SHARES ELIGIBLE FOR FUTURE SALE
          Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions.
Sale of restricted shares
          Upon completion of this offering, we will have 11,472,007 shares of common stock outstanding, based on the 3,106,666 shares outstanding as of November 15, 2005, the 5,209,970 shares to be issued upon the conversion of our preferred stock and certain of our convertible notes upon the consummation of this offering, the 155,371 shares of our common stock to be issued in payment of accrued and unpaid dividends on our preferred stock and the 3,000,000 shares offered hereby. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.
          The other 8,472,007 shares that will be outstanding following this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.
          Taking into account the lock-up agreements described below, and assuming Oppenheimer & Co. Inc. does not release shares from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the registration statement of which this prospectus forms a part, the shares sold in this offering will be immediately available for sale in the public market; and

•	beginning 180 days after the effective date of the registration statement of which this prospectus forms a part, approximately 4,048,587 shares will be eligible for sale pursuant to Rule 144(k), none of which are held by affiliates, and approximately 9,218,929 additional shares held by affiliates will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144.

Lock-up agreements
          Our directors, executive officers and holders of substantially all of our common stock and derivative securities have entered into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Oppenheimer & Co. Inc., as representative of the underwriters. Despite possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the representative. These agreements are more fully described in “Underwriting.”
          We have been advised by the representative that while it may in its discretion waive the lock-up agreements, it has no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representative would consider circumstances of emergency and hardship. No agreement has been made between the underwriters and us or any of our stockholders pursuant to which the representative will waive the lock-up restrictions.
Rule 144
          In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
          Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.
Rule 144(k)
          Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.
Rule 701
          Under Rule 701 as currently in effect, each of our employees, officers, directors and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144.
Form S-8 registration statements
          We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any options or rights exercised under the stock incentive plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701.
Registration rights
          Beginning six months after the consummation of this offering, holders of the 8,472,007 restricted shares of our common stock, warrants to purchase 598,618 shares of common stock and 6% convertible notes convertible into 1,125,000 shares of our common stock will be entitled to piggyback registration rights with respect to these shares for sale in the public market. See “Description of Securities — registration rights.” Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the applicable registration statement.

UNDERWRITING
          We have entered into an underwriting agreement with the underwriters listed below with respect to the shares of our common stock being offered in this offering. In accordance with the terms and conditions contained in the underwriting agreement, we have agreed to sell to each of the listed underwriters, and each of the listed underwriters, for which Oppenheimer & Co. Inc. is acting as representative, have severally, and not jointly, agreed to purchase from us on a firm commitment basis, the number of shares offered in this offering set forth opposite their respective names below:

Underwriters	Number of Shares

Oppenheimer & Co. Inc.
ThinkEquity Partners LLC
Ladenburg Thalmann & Co. Inc.

Total	3,000,000

          A copy of the underwriting agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part.
          We have been advised by the representative that the underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $            per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $            per share to other brokers and dealers.
          The underwriting agreement provides that the underwriters’ obligations to purchase shares are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the shares offered by this prospectus, other than those covered by the over-allotment option described below (unless and until that option is exercised), if any of these shares are purchased.
          No action has been taken by us or the underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required. None of our shares included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of the shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of our shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of the securities included in this offering in any jurisdiction where that would not be permitted or legal.
          The underwriters have advised us that they do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

Underwriting discount and expenses
          The following table summarizes the underwriting discount to be paid to the underwriters by us:

	Total, with no	Total, with full
	over-allotment	over-allotment

Underwriting discount to be paid to the underwriters by us for the shares offered	$1,890,000	$2,173,500
          We have agreed to pay to the representative, on behalf of the underwriters, additional compensation in the form of a non-accountable expense allowance equal to $125,000 (of which $50,000 has been paid by us as of the date of this prospectus and the balance will be paid upon the consummation of this offering), which compensation is meant to help offset a portion of the expenses incurred by the underwriters in connection with this offering, such as the fees and expenses of the underwriters’ counsel for this offering and the due diligence and road show expenses incurred by the underwriters in connection with this offering. We have also agreed to pay all expenses in connection with qualifying the shares offered hereby under the laws of the states designated by the underwriters, including expenses of counsel retained for this purpose by the underwriters. We have also agreed to pay the fees of counsel retained by the underwriters for purposes of filing this offering with the NASD, with such fees estimated not to exceed $5,000. We estimate the expenses payable by us for this offering to be $3,165,000, including the underwriting discount and the underwriters’ non-accountable expense allowance, or $3,448,500 if the underwriters’ over-allotment option is exercised in full.
Over-allotment option
          We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares, identical to the shares offered hereby, at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any shares are purchased pursuant to the over-allotment option, the underwriters will offer these additional shares on the same terms as those on which the other shares ore being offered hereby. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
Lock-ups
          We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares or our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representative of the underwriters, for a period of 180 days after the date of this prospectus. This agreement does not apply to the filing of a registration statement on Form S-8 under the Securities Act to register securities issuable under our existing employee benefit plans, our issuance of common stock upon exercise of an existing option or our granting of awards pursuant to our existing employee benefit plans (subject to the lock-up restrictions described below).
          Our officers, directors and holders of substantially all of our common stock and derivative securities have agreed that they will not, other than as contemplated by this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative for a period of 180 days after the date of this prospectus. These agreements are subject to several exceptions.
          While the representative has the right, in its discretion, to release securities from these lock-up agreements, it has advised us that it has no current intention of releasing any securities subject to a lock-up agreement and no agreement has been made between the representative and us or between the representative and any of our security holders pursuant to which the representative has agreed to waive any lock-up restrictions. We have been further advised by the representative that any request for the release of securities from a lock-up would be considered by the representative on a case-by-case basis, and, in considering any such request, the representative would consider circumstances of emergency and hardship.
Reserved share program
          At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the shares of the common stock offered in this offering for sale to our employees, directors, officers, suppliers and other business associates (as well as selected individuals that we believe would have a positive impact on our company as long-term shareholders) that we invite to participate in this offering. The reserved shares will be allocated by us among the participants in the reserved share program in such amounts as we may determined in our sole discretion. Individuals who purchase these shares will be subject to a 45-day lock-up period on such shares. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
Determination of offering price
          Prior to the offering, there has been no public market for our common stock. The initial public offering price of the shares offered hereby will be determined by negotiation among us and the representative of the underwriters. The principal factors to be considered in determining the initial public offering price of the shares will include:

•	the information set forth in this prospectus and otherwise available to the underwriters;

•	our history and the history of the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	estimates of our business potential and earnings prospects;

•	the general condition of the securities market at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by us and the representative.
Stabilization, short positions and penalty bids
          In connection with this offering, the underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, as described below:

•	over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a “covered” short position or a “naked short” position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option, in whole or in part, or purchasing shares of our common stock in the open market;

•	syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares needed to close out such short position, the representative of the underwriters will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which it may purchase the shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying such shares in the open market. A naked short position is more likely to be created if the representative is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering;

•	stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering, which stabilizing bids may not exceed a specific maximum; and

•	penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

          These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market prices of our common stock. As a result, the prices of our shares may be higher than the price that might otherwise exist for such shares in the open market. These transactions may be effected on the American Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
          Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Indemnification
          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and/or to contribute to payments the underwriters may be required to make with respect to any of these liabilities.
Electronic delivery
          One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such propectuses electronically. Other than the prospectus being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in any electronic format, such as CD ROMs or videos. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
Other relations with the underwriters
          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for our company and our affiliates, for which they received or will receive customary fees and expenses.
LEGAL MATTERS
          The validity of the common stock in this offering will be passed upon for us by Patterson Belknap Webb & Tyler LLP, New York, NY. Certain legal matters in connection with this offering will be passed upon for the underwriters by Blank Rome LLP, New York, NY.
EXPERTS
          The financial statements of Castle Brands Inc. as of March 31, 2004 and 2005, and for each of the fiscal years ended March 31, 2003, 2004 and 2005, as set forth in their report, have been included herein and in the Registration Statement in reliance upon the report of Eisner LLP, independent registered public accounting firm, appearing elsewhere herein, given upon the authority of said firm as experts in accounting and auditing.
          The financial statements of the Castle Brands Spirits Company Limited (formerly known as the Roaring Water Bay Spirits Company Limited) and of The Roaring Water Bay Spirits Company (GB) Limited included in this prospectus and in the Registration Statement have been audited by BDO Simpson Xavier, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
          We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.
          Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2004 and 2005 and as of September 30, 2005 (unaudited)	F-3

Consolidated Statements of Operations for each of the years in the three year period ended March 31, 2005 and for the six-months ended September 30, 2004 and 2005 (unaudited)	F-4

Consolidated Statements of Changes in Stockholders Equity (Deficiency) for each of the years in the three year period ended March 31, 2005 and for the six-months ended September 30, 2005 (unaudited)	F-5

Consolidated Statements of Cash Flows for each of the years in the three year period ended March 31, 2005 and for the six-months ended September 30, 2004 and 2005 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm	F-50

Profit and Loss Accounts for the years ended December 31, 2003 and 2002 for The Castle Brands Spirits Company Limited (formerly known as The Roaring Water Bay Spirits Company Limited)	F-54

Balance Sheets as of December 31, 2003 and 2002 for The Castle Brands Spirits Company Limited (formerly known as The Roaring Water Bay Spirits Company Limited)	F-55

Cash Flow Statement for the years ended December 31, 2003 and 2002 for The Castle Brands Spirits Company Limited (formerly known as The Roaring Water Bay Spirits Company Limited)	F-56

Notes to Financial Statements	F-57

Report of Independent Registered Public Accounting Firm	F-75

Profit and Loss Accounts for the years ended December 31, 2003 and 2002 for The Roaring Water Bay Spirits Company (GB) Limited	F-78

Balance Sheets as of December 31, 2003 and 2002 for The Roaring Water Bay Spirits Company (GB) Limited	F-79

Notes to Financial Statements	F-80

Report of Independent Registered Public Accounting Firm	F-85

Reconciliation of Castle Brands Spirits Company Limited Financial Statements to U.S. GAAP	F-86

Reconciliation of the Roaring Water Bay Spirits Company (GB) Limited to U.S. GAAP	F-88

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Castle Brands Inc.
We have audited the accompanying consolidated balance sheets of Castle Brands Inc. and subsidiaries as of March 31, 2004 and 2005, and the related consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows for each of the years in the three year period ended March 31, 2005. Our audits also included the financial statement schedule listed at Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Castle Brands Inc. and subsidiaries as of March 31, 2004 and 2005, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three year period ended March 31, 2005 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
/s/     Eisner LLP
Eisner LLP
New York, New York
September 9, 2005

CASTLE BRANDS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

					Pro Forma
				Pro Forma	Adjustment	Pro Forma
	March 31,			Adjustments	Note	Balance Sheet
			September 30,	September 2005	Reference	September 30, 2005
	2004	2005	2005	(Note 1D)	(see below)	(Note 1D)

			(Unaudited)	(Unaudited)		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,461,441	$5,676,398	$8,526,971	$—		$8,526,971
Accounts receivable - net of allowance for doubtful accounts of $57,772, $80,847 and $104,306	2,005,258	3,614,816	4,888,552	—		4,888,552
Due from related parties	—	355,161	905,425	—		905,425
Inventories	3,696,609	5,496,978	6,901,329	—		6,901,329
Prepaid expenses and other current assets	371,372	326,736	763,307	—		763,307

TOTAL CURRENT ASSETS	9,534,680	15,470,089	21,985,584	—		21,985,584

EQUIPMENT - net	258,446	350,139	345,889	—		345,889
OTHER ASSETS
Intangible assets - net of accumulated amortization of $303,503, $394,109 and $698,364	6,447,540	14,475,116	14,489,687	—		14,489,687
Goodwill	11,305,931	11,636,051	11,649,430	—		11,649,430
Deferred registration costs	—	—	824,856	—		824,856
Restricted cash	—	387,494	361,453	—		361,453
Other assets	212,235	816,120	1,063,207	(339,823)	E	723,384

TOTAL ASSETS	$27,758,832	$43,135,009	$50,720,106	$(339,823)		50,380,283

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)
CURRENT LIABILITIES
Current maturities of notes payable and capital leases	$1,335,361	$3,032,383	$1,827,158	$—		$1,827,158
Accounts payable	1,885,034	2,785,179	3,336,358	—		3,336,358
Accrued expenses	981,774	1,897,338	2,747,258			2,747,258
Due to related parties	347,888	1,610,155	2,161,487	—		2,161,487
Shareholder loans payable	197,782	156,865	160,628	—		160,628

TOTAL CURRENT LIABILITIES	4,747,839	9,481,920	10,232,889	—		10,232,889

LONG TERM LIABILITIES
Senior notes payable	—	4,561,472	4,584,494	—		4,584,494
Notes payable, less current maturities and obligations under capital leases	595,958	6,678,203	16,619,335	(6,000,000)	D	10,619,335
Shareholder loans payable	292,066	157,347	132,939	—		132,939
Convertible shareholder loans payable	1,674,171	1,775,627	1,656,299	(1,656,299)	C	—
Preferred stock dividends payable	319,819	681,280	840,044	(840,044)	B	—
Deferred tax liability	629,444	2,851,666	2,777,591	—		2,777,591

TOTAL LIABILITIES	8,259,297	26,187,515	36,843,591	(8,496,343)		28,347,248

REDEEMABLE CONVERTIBLE PREFERRED STOCK
Redeemable convertible preferred stock Series A, B, C; 4,103,750 shares designated; 2,804,465 shares issued and outstanding at March 31, 2004, 3,741,965 at March 31, 2005 and 4,089,465 at September 30, 2005, liquidation preference of $21,731,285, $29,561,285 and $32,620,049	19,328,630	25,838,964	28,479,127	(28,479,127)	A	—

COMMITMENTS AND CONTINGENCIES
MINORITY INTERESTS	2,065	3,330,677	3,106,622	—		3,106,622

STOCKHOLDERS’ EQUITY (DEFICIENCY)
Common stock, $.01 par value, 20,500,000 shares authorized, 3,106,666 shares issued and outstanding at March 31, 2004, March 31, 2005 and September 30, 2005, 8,472,000 pro forma	31,067	31,067	31,067	53,653	A,B,C,D	84,720
Additional paid in capital	17,956,680	18,012,645	18,141,563	36,921,817	A,B,C,D,	55,063,380
Accumulated deficiency	(17,776,961)	(30,071,286)	(36,019,343)	(339,823)	E	(36,259,166)
Accumulated other comprehensive (loss)/ income	(41,946)	(194,573)	137,479	—		137,479

TOTAL STOCKHOLDERS’ EQUITY (DEFICIENCY)	168,840	(12,222,147)	(17,709,234)	36,635,647		$18,926,413

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)	$27,758,832	$43,135,009	$50,720,106	$(339,823)		$50,380,283

Notes: Pro forma Adjustments

A.	Conversion of all Series A convertible preferred stock into 535,715 shares of common stock; Conversion of all of Series B convertible preferred stock into 200,000 shares of common stock; Conversion of all Series C convertible preferred stock into 3,353,750 shares of common stock;

B.	Issuance of 155,371 shares of common stock in payment of all of the dividends accrued on preferred stock through the estimated closing date of the offering, including 125,213 shares issued in payment of the $840,044 in accrued dividends outstanding as of September 30, 2005.

C.	Conversion of all €1,374,750 ($1,656,299) principal amount of 5% euro denominated convertible subordinated notes into 263,362 shares of common stock.

D.	Conversion of $6,000,000 (40%) of the $15,000,000 principal amount of the 6% convertible notes into 857,143 shares of common stock.

E.	Conversion into interest expense of deferred financing costs incurred in connection with the raise of the $6.0 million of 6% convertible notes referred to above.
See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

											Proforma
				Pro Forma		Pro Forma	Six Months Ended		Pro Forma		Six Months
	Years Ended March 31,			Adjustments		Year Ended	September 30,		Adjustments		Ended
				March 31,	Note	March 31,			September 30,	Note	September 30,
	2003	2004	2005	2005 (Note 1D)	Reference	2005	2004	2005	2005 (Note 1D)	Reference	2005

						(Unaudited)	(Unaudited)	(Unaudited)			(Unaudited)
Sales, net	$2,419,062	$4,826,919	$12,617,863	$—		$12,617,863	$4,901,017	$10,080,319	$—		$10,080,319
Cost of sales	1,427,486	3,285,467	8,744,859	—		8,744,859	2,960,023	6,181,279	—		6,181,279

Gross profit	991,576	1,541,452	3,873,004	—		3,873,004	1,940,994	3,899,040	—		3,899,040

Selling expense	3,348,279	5,397,919	11,568,997	—		11,568,997	6,105,429	6,517,137	—		6,517,137
General and administrative expense	817,837	1,960,374	3,636,626	—		3,636,626	1,504,505	2,302,354	—		2,302,354
Depreciation and amortization	72,621	173,414	167,086	—		167,086	130,582	378,929	—		378,929

Operating loss	(3,247,161)	(5,990,255)	(11,499,705)	—		(11,499,705)	(5,799,522)	(5,299,380)	—		(5,299,380)

Other income	441	1,584	123,601	—		123,601	123,090	39,085	—		39,085
Other expense	(3,573)	(82,437)	(45,346)	—		(45,346)	(34,646)	(18,607)	—		(18,607)
Foreign exchange gain/(loss)	(7,933)	(84,692)	120,500	101,456	A	221,956	(338,387)	(347,684)	(119,328)	F	(467,012)
Interest expense, net	(182,494)	(303,516)	(998,096)	(148,064)	B,C,D,E	(1,146,160)	(577,817)	(619,602)	67,550	G,H,I,J	(552,082)
Income tax benefit	—	—	—	—		—	—	74,076	—		74,076
Minority interests	—	35,339	4,721	—		4,721	2,065	224,055	—		224,055

Net loss	$(3,440,720)	$(6,423,977)	$(12,294,325)	$(46,608)		$12,340,933	$(6,625,217)	$(5,948,057)	$(51,808)		$(5,999,865)
Preferred stock dividends	14,960	557,929	525,605	(525,605)		—	309,625	202,579	(202,579)	K	—

Net loss attributable to common stockholders	$(3,455,680)	$(6,981,906)	$(12,819,930)	$478,997		$12,340,933	$(6,934,842)	$(6,150,636)	$150,771		$(5,999,865)

Net loss attributable to common stockholders per common share
Basic	$(1.88)	$(3.12)	$(4.13)	$0.09		$(1.46)	$(2.23)	$(1.98)	$0.02		$(0.71)

Diluted	$(1.88)	$(3.12)	$(4.13)	$0.09		$(1.46)	$(2.23)	$(1.98)	$0.02		$(0.71)

Weighted average shares used in computation
Basic	1,840,602	2,236,739	3,106,666	5,365,341		8,472,007	3,106,666	3,106,666	5,365,341		8,472,007

Diluted	1,840,602	2,236,739	3,106,666	5,365,341		8,472,007	3,106,666	3,106,666	5,365,341		8,472,007

Notes: Pro forma Adjustment
A. To reverse loss on foreign exchange recorded on euro denominated convertible loans for the year ended March 31, 2005—$86,557.
B. To reverse interest expense recorded on euro denominated convertible loans for the year ended March 31, 2005—$101,456.
C. To reverse interest expense recorded on $6,000,000 principal amount of the 6% convertible notes for the year ended March 31, 2005—$10,000.
D. To reverse amortization of deferred financing costs incurred in connection with raise of the $6,000,000 6% convertible notes for the year ended March 31, 2005—$3,947.
E. To expense preferred financing costs incurred in connection with the raise of $6,000,000 of 6% convertible notes for the year ended March 31, 2005—($248,568).
F. To reverse loss on foreign exchange recorded on euro denominated convertible loans for the six months ended September 30, 2005—($119,328).
G. To reverse interest expense recorded on euro denominated convertible loans for the six months ended September 30, 2005—$42,632.
H. To reverse interest expense recorded on $6,000,000 principal amount of the 6% convertible notes for the six months ended September 30, 2005—$90,000.
I. To reverse amortization of deferred financing costs incurred in connection with raise of $6,000,000 of 6% convertible notes for the six months ended September 30, 2005—$26,143.
J. To expense preferred financing costs incurred in connection with the raise of $6,000,000 of 6% convertible notes for the six months ended September 30, 2005—$($91,255).
K. Adjusted for additional dividend accrual of 30,158 shares for period October 1 - December 31, 2005 and conversion to common stock at December 31, 2005.
See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity (Deficiency)

	Membership						Accumulated	Total
	Interests		Common Stock		Additional		Other	Stockholders’
					Paid in	Accumulated	Comprehensive	Equity
	Shares	Amount	Shares	Amount	Capital	Deficiency	Income/(Loss)	(Deficiency)

BALANCE, MARCH 31, 2002	325,000	$8,900,000				$(7,912,264)		$987,736
Net loss						(3,440,720)		(3,440,720)
Issuance of membership interests, net	75,000	2,109,040						2,109,040
Conversion of common shares to Series B preferred shares	(40,000)	(1,086,339)						(1,086,339)
Accrued preferred dividends					$(14,960)			(14,960)

BALANCE, MARCH 31, 2003	360,000	9,922,701			(14,960)	(11,352,984)		(1,445,243)
Comprehensive loss
Net loss						(6,423,977)		(6,423,977)
Foreign currency translation adjustment							$(41,946)	(41,946)

Total comprehensive loss								(6,465,923)

Value ascribed to warrants issued in connection with asset based loan					282,295			282,295
Exchange of LLC membership interests for common shares and 1-for-5 stock split	(360,000)	(9,922,701)	1,800,000	$18,000	9,904,701			–
Warrants issued in connection with business acquisition					9,500			9,500
Issuance of common shares in connection with business acquisition			1,306,666	13,067	7,826,933			7,840,000
Value ascribed to warrants issued in connection with redeemable preferred stock					253,070			253,070
Accrued preferred dividends					(304,859)			(304,859)

BALANCE, MARCH 31, 2004	—	—	3,106,666	31,067	17,956,680	(17,776,961)	(41,946)	168,840

Comprehensive loss
Net loss						(12,294,325)		(12,294,325)
Foreign currency translation adjustment							(152,627)	(152,627)

Total comprehensive loss								(12,446,952)

Warrants issued in connection with senior notes					129,195			129,195
Imputed interest on note payable in connection with acquisition of intangible assets					126,152			126,152
Value ascribed to warrants issued in connection with redeemable preferred stock					164,144			164,144
Acquisition of minority interests					(2,065)			(2,065)
Accrued preferred dividends					(361,461)			(361,461)

BALANCES, MARCH 31, 2005	—	—	3,106,666	31,067	18,012,645	(30,071,286)	(194,573)	(12,222,147)

Comprehensive loss
Net loss						(5,948,057)		(5,948,057)
Foreign currency translation adjustment							332,052	332,052

Total comprehensive loss								(5,616,005)

Vesting of stock options as compensation					23,867			23,867
Value ascribed to warrants issued in connection with distribution agreement					220,000			220,000
Value ascribed to warrants issued in connection with redeemable preferred stock					43,815			43,815
Accrued preferred dividends					(158,764)			(158,764)

BALANCE, SEPTEMBER 30, 2005 (unaudited)	—	—	3,106,666	$31,067	$18,141,563	$(36,019,343)	$137,479	$(17,709,234)

See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

				Six Months Ended
	Years Ended March 31,			September 30,

	2003	2004	2005	2004	2005

				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,440,720)	$(6,423,977)	$(12,294,325)	$(6,625,217)	$(5,948,057)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	72,621	173,414	167,086	130,582	378,929
Minority interest in net loss of consolidated subsidiary	–	(35,339)	(4,721)	(2,065)	(224,055)
Loss on disposal of fixed assets	–	138,249	8,316	29,194	5,195
Write-off of deferred financing costs	89,796	94,098	387,698	538,757	228,569
Deferred tax benefit	–	–	–	–	(74,075)
Effect of changes in foreign currency rate	–	27,706	118,476	36,928	(194,159)
Changes in operations, assets and liabilities, net of effects of business acquisition in 2004
Increase in accounts receivable	(147,103)	1,574,553	(1,775,404)	(1,021,103)	(886,383)
Increase in due from related parties - GXB	–	–	(355,161)	(5,111)	(551,049)
Increase in inventory	(444,491)	(25,871)	(1,569,612)	(1,612,109)	(1,706,196)
Decrease/(increase) in prepaid expenses and supplies	11,345	35,416	51,615	62,049	(446,094)
Increase in deferred registration costs	–	–	–	–	(824,856)
Increase in other assets	(145,582)	(85,678)	(878,568)	(204,334)	(391,591)
Increase/(decrease) in accounts payable and accrued expenses	331,479	(245,265)	1,572,920	2,019,492	1,744,724
(Decrease)/increase in due to related parties	–	(306,859)	1,241,179	409,987	579,245
Decrease in brand acquisition payable	(159,911)	(255,879)	–	–	–

Total adjustments	(391,846)	1,088,545	(1,036,176)	382,267	(2,361,796)

NET CASH USED IN OPERATING ACTIVITIES	(3,832,566)	(5,335,432)	(13,330,501)	(6,242,950)	(8,309,853)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(11,439)	(47,443)	(165,725)	(66,264)	(83,349)
Acquisition of intangible assets	(9,626)	(8,269)	(25,988)	(17,171)	(67,359)
Business acquisition - net of cash acquired	–	(6,667,105)	(406,116)	(412,739)	(13,379)

NET CASH USED IN INVESTING ACTIVITIES	(21,065)	(6,722,817)	(597,829)	(496,174)	(164,087)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of notes payable	(3,190,394)	(7,634,862)	(6,694,880)	(7,795,116)	(7,588,923)
Proceeds from notes payable and warrants	4,070,418	5,556,725	16,421,697	12,633,688	16,232,554
Payments of obligations under capital leases	–	(211,706)	(1,823)	–	(2,001)
Increase in restricted cash	–	–	(377,828)	–	–
Issuance of redeemable convertible preferred stock and warrants	3,249,170	21,500,005	7,500,000	–	2,900,000
Payments for costs of stock issuances	(209,546)	(3,935,228)	(705,522)	(126,860)	(216,023)

NET CASH PROVIDED BY FINANCING ACTIVITIES	3,919,648	15,274,934	16,141,644	4,711,712	11,325,607

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	66,017	3,216,685	2,213,314	(2,027,412)	2,851,667
EFFECTS OF FOREIGN CURRENCY TRANSLATION	–	8,868	1,643	(81)	(1,094)
CASH AND CASH EQUIVALENTS - BEGINNING	169,871	235,888	3,461,441	3,461,441	5,676,398

CASH AND CASH EQUIVALENTS - ENDING	$235,888	$3,461,441	$5,676,398	$1,433,948	$8,526,971

SUPPLEMENTAL DISCLOSURES
Schedule of non-cash investing and financing activities
Acquisition of intangible assets	$–	$–	$(8,051,555)	$–	$–
Note payable - intangible assets	$–	$–	$2,500,000	$–	$–
Value ascribed to minority interests	$–	$–	$3,329,333	$–	$–
Value ascribed to deferred tax liability on intangible assets	$–	$–	$2,222,222	$–	$–
Acquisition of property and equipment	$–	$–	$(17,821)	$–	$–
Increase in capital leases payable	$–	$–	$17,821	$–	$–
Reduction in cost of business acquisition	$–	$–	$(120,000)	$–	$–
Surrender of redeemable convertible preferred	$–	$–	$120,000	$–	$–
Asset based loan	$(282,295)	$–	$–	$–	$–
Fair value of warrants issued in connection with asset based loan	$282,295	$–	$–	$–	$–
Senior notes	$–	$–	$(129,194)	$(89,001)	$–
Fair value of warrants issued in connection with senior notes - net	$–	$–	$129,194	$89,001	$–
Investment in subsidiary	$–	$(9,824,710)	$–	$–	$–
Issuance of common stock in business acquisition	$–	$7,840,000	$–	$–	$–
Debt issued in business acquisition	$–	$1,986,710	$–	$–	$–
Interest paid	$92,700	$139,056	$343,236	$80,147	$490,351
Income taxes paid	$–	$–	$–	$–	$–
See accompanying notes to the consolidated financial statements.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Description of Business and Business Combination - Castle Brands Inc. is the successor to Great Spirits Company, LLC, a Delaware limited liability company (“GSC”). GSC was formed in February 1998. In May 2003, Great Spirits (Ireland) Limited, a wholly owned subsidiary of GSC, began operations in Ireland to market GSC’s products internationally. In July 2003, GSRWB, Inc. (renamed Castle Brands Inc.) and its wholly owned subsidiary, Great Spirits Corp. (renamed Castle Brands (USA) Corp.) (“CB-USA”), were formed under the laws of Delaware in contemplation of a pending acquisition. On December 1, 2003, Castle Brands Inc. acquired The Roaring Water Bay Spirits Group Limited and The Roaring Water Bay Spirits Marketing and Sales Company Limited and their related entities (collectively, “Roaring Water Bay”). The acquisition has been accounted for under purchase accounting. Simultaneously, GSC was merged into CB-USA, and Castle Brands Inc. issued stock to GSC’s shareholders in exchange for their shares of GSC. Subsequent to the acquisition, The Roaring Water Bay Spirits Group Limited was renamed Castle Brands Spirits Group Limited (“CB Ireland”) and The Roaring Water Bay Spirits Marketing and Sales Company Limited was renamed Castle Brands Spirits Marketing and Sales Company Limited (“CB-UK”).

In April of 2005, Castle Brands Inc. acquired 60% of the shares of Gosling-Castle Partners Inc. (“GCP”), which holds the worldwide distribution rights (excluding Bermuda) to Gosling’s rum and related products.

As used herein, the “Company” refers to Castle Brands Inc. and, where appropriate, it also refers collectively to Castle Brands Inc. and its direct and indirect subsidiaries, including its majority owned GCP subsidiary.

The Company has experienced recurring operating losses and negative cash flows from operations and has a stockholders’ deficiency of $12,222,147 as of March 31, 2005 and $17,709,234 as of September 30, 2005. The Company believes that it will be able to fund its operational cash requirements through a combination of sales of convertible notes and cash on hand through September 30, 2006.

B.	Principles of Consolidation - The March 31, 2004 and 2005 consolidated financial statements include the accounts of Castle Brands Inc., its wholly-owned subsidiaries, CB-USA and its wholly-owned foreign subsidiaries, CB Ireland and CB-UK, and its majority owned Gosling-Castle Partners, Inc. venture with adjustments for minority interest. The accounts of the subsidiaries have been included as of the date of acquisition. All significant intercompany transactions and balances have been eliminated.

C.	Unaudited Interim Information - The consolidated financial statements for the six months ended September 30, 2004 and 2005 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments necessary for fair presentation, consisting of normal recurring adjustments. The results for the six months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending March 31, 2006, or for any other interim period.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

D.	Pro Forma Consolidated Balance Sheet and Consolidated Statements of Operations (unaudited) - The Company’s Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register 3,000,000 shares of its common stock in an initial public offering. A pro forma consolidated balance sheet as of September 30, 2005 and pro forma consolidated statements of operations for the year ended March 31, 2005 and the six months ended September 30, 2005 are presented in order to present the pro forma impact of certain transactions which are expected to take place upon the consummation of the offering as if these transactions had occurred at the start of the Company’s most recent fiscal year end.

The pro forma balance sheet information gives effect to the following transactions that are expected to occur at the time of the offering:

• The conversion of all of the Company’s Series A convertible preferred stock into 535,715 shares of its common stock;

• The conversion of all of the Company’s Series B convertible preferred stock into 200,000 shares of its common stock;

• The conversion of all of the Company’s Series C convertible preferred stock into 3,353,750 shares of its common stock;

• Issuance of 155,371 shares of common stock in payment of all of the dividends accrued on its preferred stock through the estimated closing date of the offering;

• The conversion of all €1,374,750 ($1,656,299) principal amount of the Company’s 5% euro denominated convertible subordinated notes into 263,362 shares of its common stock;

• The conversion of $6.0 million of the $15.0 million principal amount of the Company’s 6% convertible notes into 857,143 shares of its common stock; and

• The conversion into interest expense of deferred financing costs incurred in connection with the $6.0 million of 6% convertible notes referred to above.

The pro forma consolidated statements of operations reflect the following adjustments resulting from the transactions referred to above:

• The reversal of previously recorded interest expense and corresponding changes in foreign exchange gain/(loss) relating to the 5% euro denominated convertible notes and 6% convertible notes that are converting into common stock upon the offering;

• The elimination of preferred stock dividends for all of the Company’s preferred stock which is converting into common stock upon the offering; and

• The expensing of the pro rata portion of the deferred financing charges attributable to the $6.0 million of 6% convertible notes converting to common stock at the closing of the offering.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

E.	Organization and Operations - The Company is principally engaged in the manufacture, marketing and sale of fine spirit brands of vodka, Irish whiskey, rums and liqueurs (the “products”) in the United States, Europe, and the Caribbean.

F.	Cash and cash equivalents - The Company considers all highly liquid instruments with a maturity at date of acquisition of three months or less to be cash and cash equivalents.

G.	Trade accounts receivable - The Company records trade accounts receivable at net realizable value. This value includes an appropriate allowance for estimated uncollectible accounts to reflect any loss anticipated on the trade accounts receivable balances and charged to the provision for doubtful accounts. The Company calculates this allowance based on its history of write-offs, level of past due accounts based on contractual terms of the receivables and its relationships with and economic status of the Company’s customers.

H.	Revenue Recognition - Revenue from product sales is recognized when the product is shipped to a customer (generally a distributor or a control state), title and risk of loss has passed to the customer in accordance with the terms of sale (FOB shipping point or FOB destination), and collection is reasonably assured. Revenue is not recognized on shipments to control states until such time as product is sold through to the retail channel.

I.	Inventories - Inventories, which consist of distilled spirits, packaging and finished goods, is valued at the lower of cost or market, using the weighted average cost method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of goods sold.

J.	Equipment - Equipment consists of office equipment, computers and software, transportation equipment, and furniture and fixtures. When assets are retired or otherwise disposed of, the cost and related depreciation is removed from the accounts, and any resulting gain or loss is recognized in the statement of operations. Equipment is depreciated using the straight-line method over the estimated useful lives of the assets ranging from three to five years.

K.	Goodwill and other intangible assets - Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. As of March 31, 2004 and 2005 and September 30, 2005, goodwill and other indefinite lived intangible assets that arose from acquisitions was $11.3 million and $11.6 million and $11.6 million, respectively. On April 1, 2004, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and other intangible assets with indefinite lives are not amortized, but instead are tested for impairment annually, or more frequently if certain circumstances indicate a possible impairment may exist. The Company evaluates the

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

recoverability of goodwill and indefinite lived intangible assets using a two-step impairment test approach at the reporting unit level. In the first step the fair value for the reporting unit is compared to its book value including goodwill. In the case that the fair value of the reporting unit is less than the book value, a second step is performed which compares the implied fair value of the reporting unit’s goodwill to the book value of the goodwill. The fair value for the goodwill is determined based on the difference between the fair value of the reporting unit and the net fair value of the identifiable assets and liabilities of such reporting unit. If the fair value of the goodwill is less than the book value, the difference is recognized as an impairment. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to the estimated residual values and reviewed for impairment in accordance with SFAS No. 144 (see Note 6). The Company performed its impairment assessment on long-lived assets, including intangible assets and goodwill, in accordance with the methods prescribed above. The Company concluded that no impairment existed during the years ended March 31, 2004 and 2005.

L.	Deferred registration costs - The costs associated with the Company’s proposed initial public offering have been recorded as deferred registration costs and will reduce additional paid-in capital if the offering is effective. Should the offering not be consummated, the deferred registration costs will be recognized as a charge to operations.

M.	Shipping and handling - The Company reflects as inventory costs freight-in and related external handling charges relating to the purchase of raw materials and finished goods. These costs are expensed to cost of sales at the time the underlying product is sold. The Company also incurs shipping costs in connection with its various marketing activities, including the shipment of point of sale materials to the Company’s regional sales managers and customers, and the costs of shipping product in connection with its various marketing programs and promotions. These shipping charges are included in selling expense. Shipping charges included in selling expense amounted to $180,500, $234,000, $280,000 and $121,000 and $165,000 for the years ended March 31, 2003, 2004, 2005 and the six months ended September 30, 2004 and 2005, respectively.

N.	Excise taxes and duty - Excise taxes and duty are paid after finished goods are imported into the United States and Great Britain and then transferred out of “bond.” Excise taxes and duty are recorded to inventory as a component of the cost of the underlying finished goods. When the underlying products are sold “ex warehouse” the sales price reflects the taxes paid and the inventoried excise taxes and duties are charged to cost of sales. During the years ended March 31, 2003, 2004, 2005 and the six months ended September 30,

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

2004 and 2005, the captions for the Company’s revenues and cost of sales included the amounts of excise tax and duties presented in the table below:

				Six Months Ended

	2003	2004	2005	September 30, 2004	September 30, 2005

Revenues Captions	$472,980	$650,629	$1,913,450	$458,006	$1,894,760
Cost of Sales Captions	$472,980	$650,629	$1,913,450	$458,006	$1,894,760

O.	Distributor charges and promotional goods - The Company incurs charges from its distributors for a variety of transactions and services rendered by the distributor, including product depletions, product samples for various promotional purposes, in-store tastings and training where legal, and local advertising where legal. Such charges are reflected as selling expense as incurred. In addition, for certain of its distributors, the Company has entered into arrangements whereby the purchase of a particular product or products by a distributor is accompanied by a percentage of the sale being composed of promotional goods. In such cases, the cost of the promotional goods are charged to cost of sales.

P.	Foreign Currency Translation - The functional currency for the Company’s foreign operations is the euro in Ireland and the British pound in the United Kingdom. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate during the period. The resulting translation adjustments are recorded as a component of capital deficit. Gains or losses resulting from foreign currency transactions are included in other income/expenses.

Q.	Fair Value of Financial Instruments - SFAS No. 107, Disclosures About Fair Value of Financial Instruments, defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties and requires disclosure of the fair value of certain financial instruments. The Company believes that there is no material difference between the fair value and the reported amounts of financial instruments in the balance sheets due to the short term maturity of these instruments, or with respect to the debt, as compared to the current borrowing rates available to the Company.

R.	Income Taxes - The Company follows SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is provided to the extent a deferred tax asset is not considered recoverable.

S.	Stock Based Awards - The Company accounts for stock-based compensation for its employees, officers and directors using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Under the intrinsic value method, compensation costs for stock options, if any, are measured as the excess of the Company’s estimated value of the Company’s stock

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

at the date of grant over the amount an employee must pay to acquire the stock. This method, which is permitted by SFAS No. 123 “Accounting for Stock Based Compensation”, has not resulted in employee compensation costs for stock options. The Company accounts for stock-based awards to non-employees using a fair value method in accordance with SFAS No. 123.

Disclosure of pro forma net loss, as if all stock options were accounted for at fair value, is required by SFAS No. 123, under which compensation expense is based upon the fair value of each option at the date of grant using the Black-Scholes or a similar option pricing model. Had compensation expense for employee, officer and director options granted been determined based upon the fair value of the options at the grant date, the results would have been as follows:

	Year ended		Six months ended

	March 31,	March 31,	September 30,	September 30,
	2004	2005	2004	2005

Net loss attributable to common stockholders, as reported	$(6,981,906)	$(12,819,930)	$(6,934,842)	$(6,150,636)

Stock-based compensation expense determined under fair value method	–	(370,068)	–	(60,966)

Pro forma net loss attributable to common stockholders	$(6,981,906)	$(13,189,998)	$(6,934,842)	$(6,211,602)

Loss per share:
Basic and diluted - as reported	$(3.12)	$(4.13)	$(2.23)	$(1.98)

Basic and diluted - pro forma	$(3.12)	$(4.25)	$(2.23)	$(2.00)

FASB Statement 123 (Revision 2004), “Share-Based Payment,” was issued in December 2004 and is effective as of the beginning of the first interim or annual reporting periods that begin after June 15, 2005. The new statement requires all share-based payments to employees to be recognized in the financial statements based on their fair values on the grant date. Such cost is to be recognized over the period during which an employee is required to provide service in exchange for the award, which is usually the vesting period.

The pro forma disclosures previously permitted under FAS 123 no longer will be an alternative to financial statement recognition. The Company is required to adopt FAS 123R beginning April 1, 2006. The Company expects that the adoption of FAS 123R will have a material impact on its consolidated results of operations and earnings per share. The Company has not yet determined the method of adoption or the effect of adopting FAS 123R, and it has not determined whether the adoption will result in amounts that are

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 1 -	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

similar to the current pro forma disclosures required under FAS 123. The Company has not yet determined the impact of FAS 123R on its compensation policies or plans, if any.

The fair value of the stock options granted is estimated at the grant date using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield 0.0%; risk free interest rate 4.43%; expected volatility 25%; and expected life of 7.0 years. The weighted average fair value of options granted in fiscal year 2004 and 2005 and for the six months ended September 30, 2005 was $2.17 and $2.69 and $3.05 respectively.

T.	Research and Development Costs - The costs of research, development and product improvement are charged to expense as incurred.

U.	Advertising - Advertising costs are expensed when the advertising first appears in its respective medium. Advertising expense, which is included in selling expense, was $720,183, $1,225,056 and $4,032,061, for the years ended March 31, 2003, 2004 and 2005, respectively, and $2,702,997 and $2,033,030 the six months ended September 30, 2004 and 2005, respectively.

V.	Impairment of Long-Lived Assets - The Company periodically reviews whether changes have occurred that would require revisions to the carrying amounts of its long-lived assets. When the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.

W.	Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for certain items such as in evaluating the annual impairment tests, allowance for doubtful accounts, depreciation, amortization and expense accruals.

NOTE 2 – BASIC AND DILUTED NET LOSS PER COMMON SHARE

Basic net loss per common share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed giving effect to all dilutive potential common shares that were outstanding during the period. Diluted potential common shares consist of incremental shares issuable upon exercise of stock options and warrants, contingent conversion of debentures and preferred stock outstanding. In computing diluted net loss per share for fiscal 2004 and 2005, no adjustment has been made to the weighted average outstanding common shares as the assumed exercise of outstanding options and warrants and the assumed conversion of preferred stock and convertible debentures is anti-dilutive.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 2 –	BASIC AND DILUTED NET LOSS PER COMMON SHARE (CONT’D)

Potential common shares not included in calculating diluted net loss per share are as follows:

	March 31,	March 31,	September 30,	September 30,
	2004	2005	2004	2005

Stock options	563,000	745,500	639,000	915,500
Stock warrants	207,118	390,493	321,118	598,618
Convertible debentures	263,215	888,375	263,362	2,245,505
Convertible preferred stock	2,804,465	3,741,965	2,804,465	4,089,465

Total	3,837,798	5,766,333	4,027,945	7,849,088

For the year ended March 31, 2003, the Company had issued 100,000 warrants for membership interests in GSC to a lender.

NOTE 3 - INVENTORIES

	March 31,		September 30,

	2004	2005	2005

Inventories consist of:
Raw materials	$903,320	$1,154,942	$1,475,649
Finished goods	2,793,289	4,342,036	5,425,680

Total	$3,696,609	$5,496,978	$6,901,329

Inventories are stated at the lower of average cost or market. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company’s forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of goods sold.
NOTE 4 - INVESTMENTS AND ACQUISITIONS

Investment in Gosling-Castle Partners Inc.

In February 2005, the Company entered into a stock subscription agreement for 60% of the stock of Gosling Partners Inc., whose name was subsequently changed to Gosling-Castle Partners Inc. (“GCP”). GCP had no operations prior to the Company entering into the stock subscription agreement. The original shareholders of GCP were E. Malcolm Gosling and Gosling’s Limited and after the Company’s purchase, ownership interests of the three parties in the venture were 60%, 20% and 20%, respectively. CB-USA had previously entered into an exclusive distribution agreement with Gosling’s Export (Bermuda) Limited (“GXB”) to distribute Gosling’s rum in the United States. Gosling

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 4 - INVESTMENTS AND ACQUISITIONS (CONT’D)

Partners Inc. had originally been formed to acquire, and had acquired prior to the Company’s investment in GCP, the following:

•	global distribution rights (excluding Bermuda) to the Gosling’s portfolio of products;

•	appointment as the exclusive authorized global exporter for the GXB product line;

•	an exclusive license for the use of GXB’s global trademarks for its brand portfolio;

The Company agreed to pay GCP $5,000,000 for its 60% interest in the joint venture: $100,000 in cash and issuance of a promissory note of $4,900,000 to GCP for the balance owed. This promissory note is payable in five installments as follows:

$1,025,000 on April 1, 2005
$1,125,000 on October 1, 2005
$1,000,000 on April 1, 2006
$1,000,000 on October 1, 2006; and
$750,000 on April 1, 2007

Effective with the payment of the second installment on October 1, 2005, this promissory note accrues interest on the unpaid principal amount at the rate of 4% per annum until the note is repaid in full.

The global distribution agreement commenced on April 1, 2005 and has a 15 year term. It is renewable for additional 15 year terms as long as GCP meets certain case sale targets during the initial term as set forth in the agreement. (See Note 19 – Gosling-Castle Partners Inc. Export Agreement with Gosling’s Export (Bermuda) Limited). The Company ascribed the entire purchase of $5,000,000 to the Gosling global distribution agreement described above. In conjunction with this transaction the Company recorded a deferred tax liability of $2,222,222 to reflect the fact that the distribution agreement has a zero basis for income tax purposes (See Note 14). This deferred tax liability was recorded as an increase to the value of the distribution agreement.

Acquisition of CB Ireland and CB-UK

On December 1, 2003, the Company acquired CB Ireland, including 95% of its operating subsidiary Castle Brands Spirits Company Limited, and CB-UK, including its operating subsidiary, Castle Brands Spirits Company (GB) Limited. CB Ireland is the producer and primary marketer of Boru Vodka, as well as Clontarf Irish Whiskey and several Irish cream liqueurs. CB-UK and its subsidiaries operate primarily in Great Britain. As part of the acquisition, in May 2004, CB Ireland purchased the remaining shares of its operating subsidiary from minority shareholders pursuant to the terms of a put option contained within its 1999 Business Expansion Scheme (“BES 1”). The total cost of this BES 1 share purchase of €317,491 was offset, in part, by the agreement of the four former shareholders of CB Ireland’s operating subsidiary to contribute a total of €100,000 in the form of 15,000 shares of Castle Brands Inc. Series C preferred stock to defray the cost of this transaction to the Company which was recorded to goodwill. The aggregate net

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 4 - INVESTMENTS AND ACQUISITIONS (CONT’D)

purchase price of the acquisition (as translated) at the effective exchange rates was as follows:

Cash	$6,097,079
1,306,666 shares of the Company’s Common Stock	7,840,000
Convertible subordinated notes	1,650,800
Other notes payable-net of imputed interest	245,550
Deferred tax liability ascribed to intangible assets — indefinite life	629,444
Acquisition costs	1,061,742

Total	17,524,615

Assets were valued at their respective estimated fair values at the acquisition date. The valuation of identifiable intangible assets and goodwill acquired was based on management’s estimates supported by an independent third party consultant valuation report. The identifiable intangible assets include trade names, formulations, patents and distribution agreements. Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired.

The following table summarizes the purchase price allocation for the acquisition of RWB:

Description	Amount

Net tangible assets acquired	$210,185
Identifiable intangible assets (definite life)	825,000
Identifiable intangible assets (indefinite life)	4,840,000
Goodwill	11,649,430

Total consideration	$17,524,615

At the time of the acquisition, the net tangible assets acquired included cash, accounts receivable, inventory, manufacturing and transportation equipment, computers and furniture and fixtures accounts payable and contain other assumed liabilities. Identifiable intangible assets refer to the Boru and Clontarf Trinity design which is amortized over the fifteen year life of the patent which is deemed the economic life of the asset. Those identifiable intangible assets with indefinite lives include the trade names and formulations of the Company’s various products, together with the Company’s relationship with its distributor in Dublin and its supply relationship with the distiller of its vodka.

In connection with the acquisition, the Company recorded $629,444 as a deferred tax liability representing the income tax effect of the difference between the book and tax basis of the tangible and intangible assets acquired. The Company allocated the fair value of the purchase price to the tangible and intangible assets, and the additional value ascribed above those fair values was recorded as goodwill.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 4 - INVESTMENTS AND ACQUISITIONS (CONT’D)

The changes in the carrying amount of goodwill for the years ended March 31, 2004 and 2005 were as follows:

Amount

Balance as of March 31, 2003	$–
Acquisition	10,676,487
Deferred tax liability	629,444

Balance as of March 31, 2004	11,305,931
Acquisition of minority interests	330,120

Balance as of March 31, 2005	11,636,051
Additional acquisition expenses	13,379

Balance as of September 30, 2005	$11,649,430

The results of CB Ireland and CB-UK have been included in the consolidated financial statements since the date of acquisition. Unaudited pro forma results of operations for the year ended March 31, 2004 are included below. Such pro forma information assumes that the acquisition had occurred as of April 1, 2003.

Year ended
March 31, 2004

Net sales	$8,637,596
Gross profit	$3,513,800
Net loss	$(6,539,200)
Net loss per common share –
basic and diluted	$(2.92)

These pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations that actually would have resulted had the acquisition been in effect at the beginning of the period or of future results.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 5 - EQUIPMENT

Equipment consists of the following:

	March 31,	March 31,	September 30,
	2004	2005	2005

Equipment and software	$465,049	$670,927	$697,036
Transportation equipment	42,933	–	–
Furniture and fixtures	26,032	27,942	32,912
Leasehold improvements	–	4,733	4,733

	534,014	703,602	734,681
Less: accumulated depreciation	275,568	353,463	388,792

	$258,446	$350,139	$345,889

Depreciation expense for the years ended March 31, 2003, 2004, and 2005 and for the six months ended September 30, 2004 and 2005 totaled $6,904, $47,771, $81,724, and $65,518 and $73,411, respectively.

NOTE 6 -	INTANGIBLE ASSETS

Intangible assets consist of the following:

	March 31,	March 31,	September 30,
	2004	2005	2005

Definite life
Brands	$186,978	$188,449	$188,448
Trademarks	133,828	198,984	269,330
Rights	765,238	8,816,792	9,036,794
Patents	825,000	825,000	825,000
Other	—	—	28,480

	1,911,044	10,029,225	10,348,052
Less: accumulated amortization	303,503	394,109	698,364

Net	1,607,540	9,635,116	9,649,687
Other identifiable intangible assets — indefinite life
Trade names and formulations	3,692,000	3,692,000	3,692,000
Distribution relationship	416,000	416,000	416,000
Supply relationship	732,000	732,000	732,000

	4,840,000	4,840,000	4,840,000

	$6,447,540	$14,475,116	$14,489,687

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 6 -	INTANGIBLE ASSETS (CONT’D)

Accumulated amortization consists of the following:

	March 31,	March 31,	September 30,
	2004	2005	2005

Brands	$76,253	$87,585	$95,048
Trademarks	86,388	110,662	110,306
Rights	122,529	122,529	392,177
Patents	18,333	73,333	100,833
Other	—	—	—

Accumulated amortization	303,503	394,109	698,364

Amortization expense for the years ended March 31, 2003, 2004, and 2005 and the six months ended September 30, 2004 and 2005 totaled $65,717, $125,643 and $85,362, $65,064 and $305,518 respectively.

Estimated aggregate amortization expense for each of the five succeeding fiscal years is as follows:

For the years ending
March 31,	Amount

2006	$623,414
2007	610,438
2008	609,944
2009	609,944
2010	609,944

Total	$3,063,684

The Company periodically reviews whether changes have occurred that would require revisions to the carrying amounts of long-lived assets. When the sum of expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on the fair value of the asset.

NOTE 7 - RESTRICTED CASH

In connection with the credit facilities as described in notes 9 and 10, personal guarantees of the two former managing directors of CB Ireland and CB-UK in the amount of €158,717 were cancelled and replaced with a deposit of cash collateral of €300,000, or $387,494 and $361,453 (as translated at the exchange rate in effect on March 31, 2005 and September 30, 2005, respectively).

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 8 -	OVERDRAFT ACCOUNTS

CB Ireland and CB-UK maintain overdraft coverages with a financial institution in Ireland of up to €400,000 ($508,000) and £20,000 ($16,400), respectively. Overdraft balances included in notes payable for the periods presented totalled $61,220, $742,589 and $437,651 at March 31, 2004, 2005 and September 30, 2005, respectively.

NOTE 9 - NOTES PAYABLE AND CAPITAL LEASE

	March 31,	March 31,	September 30,
	2004	2005	2005
Notes payable consist of the following:
The Company has arranged revolving credit facilities aggregating approximately €1,412,303 ($1,824,131) with a lender for working capital purposes. The facilities, which are payable on demand and renew annually subject to certain provisions, call for interest at rates ranging from prime plus 3% to 7.85%. The Company has also secured a €190,000 ($245,404) term note with the same lender. The note carries an interest rate of 5.2% and calls for monthly payments of principal and interest of €6,377 through 2006.	$780,626	$1,813,592	$1,235,839

The Company has arranged revolving credit facilities aggregating approximately £242,000 ($454,500). The facilities, which are payable on demand and renew annually subject to certain provisions, call for interest at rates ranging from prime plus 2% to prime plus 2.25%.	209,245	171,149	94,108
At March 31, 2004, the Company maintained a revolving credit facility with a lender which outstanding balance was paid, together with a loan termination fee of $60,000 and accrued interest and fees of $4,176. The line terminated simultaneously with the issuance of the senior notes in June 2004.	630,909	–	–

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 9 - NOTES PAYABLE AND CAPITAL LEASE (CONT’D)

	March 31,	March 31,	September 30,
	2004	2005	2005
Notes payable consist of the following:

In connection with the Company’s acquisition of CB Ireland, the Company issued to the former minority shareholders of CB Ireland €255,000 ($331,000) of subordinated notes, which mature on July 11, 2007. The notes accrue interest at the rate of 5.7% per annum with the aggregate interest payable being limited to €51,000 ($66,000). The total principal and interest on the notes are due at maturity.	310,539	329,358	307,224

On June 9, September 28 and October 13, 2004, the Company issued $3,555,000, $1,005,000 and $100,000, respectively, of senior notes collateralized by accounts receivable and inventories of CB-USA. As issued, these senior notes bore an interest rate of 8%, payable semi-annually on November 30th and May 31st, and matured on May 31, 2007. Effective August 15, 2005, the terms of these notes were modified with the consent of the note holders to mature on May 31, 2009 in exchange for an interest rate adjustment to 9%. In addition, each holder of $1,000 of senior notes received warrants to purchase 25 shares of the Company’s common shares. At March 31, 2005, there were 116,500 warrants issued and outstanding in conjunction with issuance of senior notes. These warrants have been valued at $129,195 in the aggregate and have been treated as a discount to the notes payable. Interest expense pertaining to this discount is recognized, and the notes payable accreted, over the adjusted term of the notes with a maturity of May 2009.	–	4,561,472	4,584,494

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 9 - NOTES PAYABLE AND CAPITAL LEASE (CONT’D)

	March 31,	March 31,	September 30,
	2004	2005	2005
Notes payable consist of the following:
On March 1 2005, the Company entered into an agreement to issue up to $10,000,000 of subordinated convertible notes to a single investor. As of March 31, 2005, $5,000,000 of convertible notes were issued. In June 2005, the Company issued the remaining $5,000,000 of convertible notes. The notes, which mature five years from the date of issuance, bear interest at the rate of 6% per annum which is payable quarterly. The company has the option for the first two years from the date of issuance to pay interest in kind at the rate of 7.5% per annum. The notes may be converted into common stock at $8 per share at any time, and shall be converted at the option of the holder or automatically after the third year from the date of issuance on the 30th consecutive trading day on which the closing price of the common stock is no less than $20 per share. 40% of the notes convert automatically into common stock upon the completion of a public offering with gross proceeds of at least $15,000,000, at a price of $7.00 per share with a discount based on the level of interest savings to the Company.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 9 - NOTES PAYABLE AND CAPITAL LEASE (CONT’D)

	March 31,	March 31,	September 30,
	2004	2005	2005
Notes payable consist of the following:

In July 2005, the Company entered into an agreement with an investor to issue $5,000,000 of subordinated convertible notes. The closing was completed in August 2005. The notes, which mature five years from the date of issuance, bear interest at the rate of 6% per annum. The Company has the option for the first two years from the date of issuance to pay interest in kind at the rate of 7.5% per annum. The notes may be converted into common stock at $8 per share at any time, and shall be converted automatically after the third year from the date of issuance on the 30th consecutive trading day on which the closing price of the common stock is no less than $20 per share. 40% of the notes convert automatically into common stock upon the completion of a public offering with gross proceeds of at least $15,000,000 at a price of $7.00 per share, with a discount based on the level of interest savings to the Company.

In July 2005, the original $10,000,000 of convertible notes were amended to be equivalent in terms to those of the new $5,000,000 investor. If 40% of the combined $15,000,000 of convertible notes were to convert automatically, as a consequence of a qualified public offering, the $7.00 conversion price would result in the issuance of 107,143 more shares than would have been issued at the $8.00 conversion price. If such automatic conversion occurs, it is anticipated that the value of the incremental shares, valued at the initial public offering price, will be recorded as interest expense.	–	5,000,000	15,000,000

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 9 - NOTES PAYABLE AND CAPITAL LEASE (CONT’D)

	March 31,	March 31,	September 30,
	2004	2005	2005
Notes payable consist of the following:

On February 14, 2005, the Company, through its interest in GCP, entered into an agreement with Gosling’s Export (Bermuda) Limited (“GXB”) to acquire the global distribution rights (excluding Bermuda) to GXB’s portfolio of products in exchange for $2,500,000 in non-interest bearing notes due in four equal semi-annual installments.	–	2,380,487	1,795,325

	1,931,319	14,256,058	23,016,990
Capital leases		16,000	13,997

Total	$1,931,319	$14,272,058	$23,030,987

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 9 - NOTES PAYABLE AND CAPITAL LEASE (CONT’D)

The Company financed the purchase of certain office equipment totaling $17,821 included in equipment. The leases call for monthly payments of $337 in principal and interest at the rate of 5% per annum, to be paid through July 2009. As of March 31, 2005 and September 30, 2005, the Company owed $16,000 and $13,997, respectively, under this lease. Future minimum lease payments equal $17,872 including interest.

Principal payments due over the next five years for the above listed notes payable and capital lease are due as follows (as translated at the exchange rate in effect on March 31, 2005):

	For the years	For the period
	ending	ending
	March 31,	September 30,

2006	$3,032,383	$2,425,013
2007	1,224,696	973,799
2008	349,458	3,840
2009	3,856	3,523,335
2010	9,661,665	16,105,000

Total	14,272,058	23,030,987
Less current portion	3,032,383	1,827,158

Non current portion	$11,239,675	$21,203,829

NOTE 10 - ROARING WATER BAY NOTES PAYABLE

In connection with the Company’s acquisition of Roaring Water Bay in December 2003 (see Note 1.A), €444,389 ($576,372) of subordinated notes were issued by CB Ireland in substitution of subordinated notes of the same amount originally issued on April 1, 2001 by CB Ireland. The original notes had a maturity date of April 1, 2006 and were non-interest bearing. The replacement notes are non-interest bearing and the terms called for annual principal payments of €177,743, €133,323 and €133,323 on December 1, 2004, 2005 and 2006, respectively. Interest of 6% was imputed on these notes resulting in an increase to goodwill at the date of acquisition of $56,653. The note discount is accreted monthly by a charge to interest expense. For the years ended March 31, 2004 and 2005 and the six months ended September 30, 2005, the Company recorded interest expense on these notes of $6,360, $19,311, and $9,510, respectively.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 10 - ROARING WATER BAY NOTES PAYABLE (CONT’D)

Principal payments over the remaining term of the notes are due as follows (as translated at the exchange rate in effect on March 31, 2005) for the years ending March 31 and the six month periods ending September 30,

Amount

2006	$172,200
2007	172,200

Total	$344,400

In connection with the acquisition of Roaring Water Bay (see Note 1.A) in December 2003, the former principal shareholders received €1,374,750 of convertible subordinated notes in partial consideration for their shares in CB Ireland and CB-UK. These notes are convertible into common shares of the Company at the current conversion price of €5.22, which is subject to adjustment from time to time as set forth in the note agreement. These convertible notes mature on December 1, 2006 and bear an interest rate of 5% payable quarterly on March 31st, June 30th, September 30th and December 31st. As of March 31, 2005 and September 30, 2005, the Company was indebted in the amount of $1,775,627 and $1,656,299, respectively, on the notes (as translated at the exchange rate in effect on March 31, 2005 and September 30, 2005).

NOTE 11 -	COMMON STOCK

On March 31, 2002, Great Spirits LLC, the predecessor company to Castle Brands Inc. had 360,000 membership shares outstanding. On July 10, 2003, the Board of Directors declared a five-for-one stock split payable on December 1, 2003 and the membership shares were converted into common shares. The Company retained the current par value of $.01 for all common shares. On December 1, 2003, the Company, in connection with the acquisition of Roaring Water Bay (see Note 1.A), issued 1,306,666 shares of common stock in partial payment of the acquisition (See Note 4). At March 31, 2004 and 2005 and September 30, 2005, the Company had 3,106,666 common shares outstanding.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 12 -	REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company had convertible preferred stock outstanding, as follows:

	March 31,		September 30,

Description	2004	2005	2005

Convertible Preferred Stock, Series A, $1 par value, 550,000 shares authorized, 535,715 shares issued and outstanding; cash dividends at 5% or accrued dividends at 7% at Company’s option paid semi-annually; 20% redemption per year commencing with sixth anniversary of issuance, automatic conversion to common stock at conversion price of $7 per share upon initial public offering of $10 million or more.	$3,750,005	$3,750,005	$3,750,005

Convertible Preferred Stock, Series B, $1 par value, 200,000 shares authorized, issued and outstanding; cash dividends at 5% or accrued dividends at 7% at Company’s option paid semi-annually, 20% redemption per year commencing with sixth anniversary of issuance, automatic conversion to common stock at conversion price of $6 per share upon initial public offering of $10 million or more.	1,200,000	1,200,000	1,200,000

Convertible Preferred Stock, Series C, $1 par value, 3,353,750 shares authorized, 2,068,750 shares issued and outstanding at March 31, 2004 and 2,991,250 shares issued and outstanding at March 31, 2005 and 3,353,750 issued and outstanding at September 30, 2005; cash dividends at 4% or accrued dividends at 6% at Company’s option paid semi-annually; 20% redemption per year commencing with sixth anniversary of issuance, automatic conversion to common stock at conversion price of $8 per share upon initial public offering of $10 million or more.	16,550,000	23,930,000	26,830,000

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 12 -	REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONT’D)

	March 31,		September 30,

Description	2004	2005	2005

(See Note 15 for consideration given to warrant beneficial conversion features) Less offering costs and value ascribed to warrants	(2,171,375)	(3,041,041)	(3,300,878)

Total	$19,328,630	$25,838,964	$28,479,127

The following are the Series A, B, and C Preferred Stock transactions of the Company from April 1, 2002 through March 31, 2005:

In February 2003, Great Spirits Company LLC, the predecessor to the Company, exchanged 40,000 membership shares on a one-for-one basis with a shareholder for an equivalent number of Series B Preferred Stock and the elimination of certain shareholder preference rights. In December 2003, this issue was exchanged for comparable Castle Brands Inc. Series B Preferred Stock and is convertible into common shares at $6.00 per share at the option of the holder or in an automatic conversion upon an initial public offering of $10 million or more.

In August 2003, Great Spirits Company LLC completed an offering of 535,715 shares of Series A preferred stock. In December 2003, this issue was exchanged for comparable Castle Brands Inc. Series A. The preferred stock is convertible into common shares at $7 per share at the option of the holder or in an automatic conversion upon an initial public offering of $10 million or more.

In December, 2003, Castle Brands Inc. raised $16,525,000 issuing 2,065,625 shares of Series C preferred stock in conjunction with the acquisition of Roaring Water Bay. Series C preferred stock is convertible into common stock at the option of the holder at $8 per share or in an automatic conversion upon an initial public offering of $10 million or more.

In January 2004, Castle Brands Inc. raised $25,000 issuing 3,125 shares of Series C preferred stock.

In November 2004, Castle Brands Inc. raised $5,001,178, less $184,434 in financing charges, issuing 625,147 shares of Series C preferred stock.

In December 2004, Castle Brands Inc. raised $888,400, less $86,845 in financing charges, issuing 111,050 shares of Series C preferred stock.

In February 2005, Castle Brands Inc. raised $1,000,000, less $20,000 in financing charges, issuing 125,000 shares of Series C preferred stock.

In March 2005, Castle Brands Inc. raised $610,422, less $15,958 in financing charges, issuing 76,303 shares of Series C preferred stock.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 12 -	REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONT’D)

In August 2005, Castle Brands Inc. raised $2,900,000, less $216,022 in financing charges, issuing 362,500 shares of Series C preferred stock.

Holders of Series A and Series B preferred stock are entitled to receive semi-annual dividends at an annual rate of 5%, if paid in cash, and 7%, if accrued. The accrual rate automatically takes effect if the dividends are not paid within 90 days after the end of the relevant accrual period or if the Board of Directors elects to accrue and not pay such dividends. However, in connection with the Series C preferred stock financing, the holders of Series A and Series B preferred shares agreed that no cash dividends would be paid unless the cash dividends are paid on all three issues. The holders of Series A and Series B preferred stock have the option, at any time, to convert their preferred shares into common shares at a conversion price of $7 per share and $6 per share, respectively. Series A preferred stock will automatically convert into common stock at the then applicable conversion price, in the event of either (a) the vote of the holders of at least two-thirds of the series A and B preferred shares, or (b) the closing of an underwritten public offering with aggregate gross proceeds of at least $10 million. The Series B preferred stock is held by a single investor and possesses similar automatic conversion features. For the years ended March 31, 2004 and 2005 and the six months ended September 30, 2005, dividends of $319,819, $681,280 and $840,044 in arrears, respectively, remain unpaid on the Series A and Series B preferred stock.

Commencing December 1, 2005, holders of Series C preferred stock are entitled to receive semi-annual dividends at an annual rate of 4%, if paid in cash, and 6%, if accrued. In addition, the holders of such stock have the option, at any time, to convert their preferred shares into common shares at a conversion price of $8 per share. Commencing December 1, 2008, the Company may redeem the Series C preferred stock at any time, in whole or in part, at the redemption price of $8 per share, as adjusted, plus accrued but unpaid dividends. The Series C preferred stock will automatically convert into common stock at the then applicable conversion price, in the event of either (a) the vote of a majority of the holders of the preferred shares, or (b) the closing of an underwritten public offering with aggregate gross proceeds of at least $10 million.

On each of February 20, 2009, 2010, 2011, 2012 and 2013, the Company is obligated to redeem 20% of the outstanding shares of Series A and Series B preferred stock on a pro rata basis according to the number of such shares held by each stockholder and to pay for such stock at the redemption price. The redemption price equals $7 per share plus accrued and unpaid dividends for the Series A preferred stock and $6 per share plus accrued and unpaid dividends for the Series B preferred stock.

On each of December 1, 2009, 2010, 2011, 2012 and 2013, the Company is obligated to redeem 20% of the outstanding shares of Series C preferred stock on a pro rata basis according to the number of such shares held by each stockholder and to pay for such stock at the redemption price. The redemption price equals $8 per share plus accrued and unpaid dividends.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 12 -	REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONT’D)

The holders of Series A, Series B and Series C preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted. Each of the holders of the Series A, Series B and Series C preferred stock also have, in addition to other voting rights, the right, each such class voting together as a separate class, to elect one director of the Company.

The Series A, Series B and Series C preferred stock rank in parity in liquidation, are subordinate to the senior notes, and have a liquidation value equal to the original investment plus any unpaid dividends. As of March 31, 2005, the liquidation preference of the Series A, Series B and Series C preferred stock are equal to $4,254,310, $1,376,975 and $23,930,000, respectively. As of September 30, 2005, the liquidation preference of the Series A, Series B and Series C preferred stock are equal to $4,370,959, $1,419,090 and $26,830,000, respectively.

NOTE 13 -	FOREIGN CURRENCY HEDGING

The Company enters into forward contracts to attempt to limit its exposure to foreign currency cash flow fluctuations. The Company recognizes in the balance sheet derivative contracts at fair value, and reflects any net gains and losses currently in earnings. At March 31, 2005, the Company held outstanding forward exchange positions for the purchase of Euros, expiring through September 2005, in the amount of $1,357,030 with a weighted average conversion rate of €1 = $1.2924 as compared to the spot rate at March 31, 2005 of €1 = $1.2916. At September 30, 2005, the Company held outstanding forward exchange positions for the purchase of Euros, expiring through March 2006, in the amount of $742,350 with a weighted average conversion rate of €1 = $1.2373 as compared to the spot rate at September 30, 2005 of €1 = $1.2057. Gain or loss on foreign transactions, which was de minimus, is included in other income and expense.

NOTE 14 -	PROVISION FOR INCOME TAXES

The Company’s income taxes benefit (expense) for the years ended March 31, 2003, 2004 and 2005 consists of federal and state and local taxes attributable to GCP, which does not join in a consolidated income tax return with the Company, and foreign taxes. As of March 31, 2005, the Company had federal net operating loss carry forwards of approximately $10,120,000 for U.S. tax purposes, which expire in 2025 and foreign net operating loss carry forwards of approximately $7,080,000 which carry forward without limit of time.

The pre-tax income (loss), on a financial statement basis, from foreign sources totaled $0, ($1,062,885), and ($4,026,096), for the years ended March 31, 2003, 2004, and 2005, respectively.

The Company does not have any undistributed earnings from foreign subsidiaries at March 31, 2004 and 2005 and September 30, 2005.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 14 -	PROVISION FOR INCOME TAXES (CONT’D)

The following table reconciles the income tax (benefit) expense and the federal statutory rate of 34%.

			For the
	For the		six months
	year ended		ended
	March 31,		September 30,

	2004	2005	2004	2005

	%	%	%	%
Computed expected tax benefit, at 34%	34.00	34.00	34.00	34.00
Increase in valuation allowance	(23.73)	(29.70)	(29.69)	(30.21)
Effect of foreign rate differential	(11.08)	(8.61)	(3.89)	(3.87)
Non-deductible interest expense	(5.19)	(1.69)	(6.42)	(5.92)
Other	6.00	6.00	6.00	6.00

State and local taxes, net of federal benefit	–	–	–	–

On December 1, 2003, the Company recorded $629,444 as a deferred tax liability as the amount ascribed to the difference between the book and tax basis of the tangible and intangible assets acquired. The Company allocated the fair value of the purchase price to the distribution agreement, the additional value ascribed above the fair value was recorded as additional goodwill.

In connection with the investment in Gosling Castle Partners Inc., the Company recorded a deferred tax liability on the ascribed value of the acquired intangible assets of $2,222,222, increasing the value of the asset. The deferred tax liability is being reversed and a deferred tax benefit is being recognized over the amortization period of the intangible asset (15 years). For the years ended March 31, 2004 and 2005 and the six months ended September 30, 2005, the Company has recognized $0, $0 and $74,076 of deferred tax benefit.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 14 -	PROVISION FOR INCOME TAXES (CONT’D)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are presented below.

	March 31,	March 31,	September 30,
	2004	2005	2005

Deferred income tax asset
Foreign currency transactions	$54,000	$92,000	$59,000
Amortization of intangibles	250,000	296,000	276,000
Net operating loss carryforwards – U.S.	852,000	4,062,000	5,857,000
Net operating loss carryforwards – foreign	301,000	730,000	785,000
Other	14,000	–	–

Total gross assets	1,471,000	5,180,000	6,977,000
Less: Valuation allowance	(1,471,000)	(5,180,000)	(6,977,000)

Net deferred asset	$–	$–	$–

Deferred income tax liability
Intangible assets acquired in acquisition of subsidiary	$(629,444)	$(629,444)	$(629,444)
Intangible assets acquired in investment in joint-venture	–	(2,222,222)	(2,148,147)

Net deferred income tax liability	$(629,444)	$(2,851,666)	$(2,777,591)

The Company has recorded a full valuation allowance against its deferred tax assets as it believes it is more likely that such deferred tax assets will not be realized. The valuation allowance for deferred tax assets as of March 31, 2004 and March 31, 2005 and September 30, 2005 was approximately $1,471,000, $5,180,000 and $6,977,000 respectively. The net change in the total valuation allowance for the years ended March 31, 2003, 2004 and 2005 and the six months ended September 30, 2005, was $0, $1,471,000, and $3,709,000, and $1,797,000, respectively. The Company’s deferred tax assets and liabilities are in different taxable entities, which do not join in consolidated returns.

NOTE 15 -	STOCK OPTIONS AND WARRANTS

A.	Stock Options – In July 2003, the Company implemented the 2003 Stock Incentive Plan (“the Plan”) which provides for awards of incentive and non-qualified stock options, restricted stock and stock appreciation rights for its officers, employees, consultants and directors in order to attract and retain such individuals who contribute

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 15 -	STOCK OPTIONS AND WARRANTS (CONT’D)

to the Company’s success by their ability, ingenuity and industry knowledge, and to enable such individuals to participate in the long-term success and growth of the Company by giving them an equity interest in the Company. There are 2,000,000 common shares reserved and available for distribution under the Plan. In January 2004, the Board of Directors approved the Plan and granted 553,000 options to its full-time U.S. and international employees at an exercise price of $6.00 per share. These options vest over a three, four or five year period and expire ten years after the grant date.

In connection with the Company’s acquisition of CB Ireland and CB-UK, the Company granted to an individual the option to purchase up to 10,000 shares of common stock at an exercise price of $6.00 per share at any time through November 30, 2013.

The Company continues to account for stock based compensation using the intrinsic value method prescribed in Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees.” Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

A summary of the options outstanding under the stock option plan is as follows:

	Year Ended March 31,

					Six Months Ended
	2004		2005		September 30, 2005

		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price

Outstanding at beginning of year	—	$0.00	563,000	$6.00	745,500	$6.47
Granted	563,000	6.00	279,500	7.26	170,000	8.00
Forfeited	—	—	(97,000)	6.00	—	—

Outstanding at end of period	563,000	6.00	745,500	6.47	915,500	6.76

Options exercisable at period end	—	$0.00	174,533	$6.36	183,533	$6.34

Weighted average fair value of options granted during the period		$2.17		$2.69		$3.05

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 15 -	STOCK OPTIONS AND WARRANTS (CONT’D)

The following table represents information relating to stock options outstanding at March 31, 2005:

	Options Outstanding		Options Exercisable

	Weighted	Weighted		Weighted
	Average	Average		Average
	Exercise	Remaining Life		Exercise
Shares	Price	in Years	Shares	Price

569,000	$6.00	8.68	143,533	$6.00
176,500	8.00	9.83	31,000	8.00

745,500			174,533

As of September 30, 2005, the total stock options outstanding was 915,500. The weighted average exercise price of these options was $6.76. The weighted average remaining life of these options was 8.68 years. Total stock options exercisable as of September 30, 2005 was 183,533. The weighted average exercise price of these options was $6.34.

The fair value of options at date of grant was estimated using the Black-Scholes option-pricing model utilizing the following assumptions:

	March 31,
			September 30,
	2004	2005	2005

Risk-free interest rates	4.38%	4.38-4.59%	4.43%
Expected options life in years	6.42-6.50	6.83-7.00	7.00
Expected stock price volatility	25%	25%	25%
Expected dividend yield	0%	0%	0%

B.	Stock Warrants – The Company has entered into various warrant agreements.

Common Stock Warrants Issued to the Financing Agent

On December 1, 2003, in connection with the revolving credit facility, the Company granted to the lender, Keltic Financial Partners, LP (”Keltic”) warrants to acquire 100,000 shares of the Company’s common stock with an exercise price of $6. The warrants are subject to anti-dilution provisions, vest immediately and are exercisable through September 1, 2012. The Company was not obligated to register the warrants or the underlying shares, except to the extent that if the Company elected to file a registration statement Keltic could have the shares underlying its warrants included in that registration statement and the Company will assume all registration costs and other expenses in connection with such registration.

The warrants were subsequently amended in September 2005 to amend the warrant holder’s registration rights with respect to the Company’s initial public offering, eliminate

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 15 -	STOCK OPTIONS AND WARRANTS (CONT’D)

a cash put to the Company (described below) and provide certain penalties if the shares underlying the warrants have not been registered by June 2007 and June 2008. In connection with the amended and restated warrant agreement, the Company agreed that if on either June 1, 2007 or June 1, 2008 (a) there are shares of common stock received or issuable upon the exercise of the warrant that have not been registered and (b) it has not filed a registration statement with respect to which Keltic had the opportunity to register the unregistered shares, the Company will pay Keltic $100,000 within ten (10) days of such date.

The value assigned to the warrants was recorded as a reduction in the value assigned to the loan’s credit facility (discount amount) and an increase in additional paid-in-capital. The discount amount of $282,295 was accreted over the three-year life of the credit facility as additional interest expense. The Company has recorded interest expense for the years ended March 31, 2003, 2004 and 2005 of $54,890, 94,098 and $133,306, respectively. The facility was closed in June 2004 and the unaccreted balance was recognized as additional interest expense in that period.

The warrants are exercisable at any time. The holder may convert the warrants, in whole or in part, into the number of common shares equal to the number of shares under this warrant to be converted multiplied by the amount by which (a) the fair market value of one share exceeds (b) the exercise price in effect immediately prior to such exercise of the conversion price divided by the fair market value of one share in effect immediately prior to such exercise of the conversion price. If the shares are not regularly traded in a public market, the Board of Directors in reasonable good faith judgment shall determine the fair market value as follows: the fair value of the warrant is computed at an amount equal to the Enterprise Value divided by the number of outstanding shares of common stock. If the shares are traded regularly in a public market, the fair market value of a share of common stock shall be the closing sales price of the shares reported for the business day immediately before the holder delivers its conversion notice.

Prior to the September 2005 amendment of Keltic’s warrant agreement, the warrants had a put right that could be exercised by the holder at any time commencing as of September 2006 and prior to the expiration date. Pursuant to that put right, Keltic had the right to require the Company to purchase in whole or in part, for an amount equal to the number of shares as to which Keltic was exercising multiplied by the amount by which (a) the fair market value of one share exceeded (b) the exercise price in effect immediately prior to such exercise of the put right. The Company would have then been obligated to pay the put amount in immediately available funds on the date set; provided however, that if the put amount was greater than $300,000, the Company would have paid at least $300,000 on such date and had the option to pay the remainder of the put amount in four equal installments due at the end of each fiscal quarter thereafter, bearing interest at the prime rate as published by The Wall Street Journal, or in the event that The Wall Street Journal was not available, such rate published in another publication as determined by the holder

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 15 -	STOCK OPTIONS AND WARRANTS (CONT’D)

plus (a) two hundred fifty (250) basis points per annum, (b) seven percent, or (c) LIBOR plus (500) basis points.

Common Stock Warrants Issued to the Placement Agents

In connection with the issuance of the Series C Preferred Stock, the Company granted, to the placement agents, warrants to acquire approximately 192,118 shares of the Company’s common stock with an exercise price of $8.00. The Warrants are subject to anti-dilution provisions, vest immediately and expire at various dates from December 2008 through August 2010. The Company is not obligated to register the warrants or the underlying shares, except to the extent that if the Company elects to file a registration statement, the holders can request to have the underlying shares registered. The Company will assume all registration costs and other expenses in connection with such registration.

The proceeds upon issuance of the Series C Preferred Stock based upon Relative Fair Values were allocated as follows:

Value allocated to Preferred Stock	$26,368,971
Value allocated to warrants	461,029

Gross proceeds of preferred stock	$26,830,000

The beneficial conversion feature allocated to the warrants was calculated using the Black-Scholes method as the difference between the beneficial conversion price and the fair value of the Company’s common stock, multiplied by the number of shares into which the Series C Preferred Stock was convertible, in accordance with the Emerging Issues Task Force (“EITF”) Issue No. 00-27. The beneficial conversion feature allocated to the warrants was recorded immediately as a deemed dividend and reflected in the Net Loss Attributable to Common Stockholders and an increase in additional paid-in-capital.

The warrants have conversion rights and can be converted at any time. The holder may convert in whole or in part, into a number of common shares equal to the number of shares under this warrant to be converted, multiplied by the amount by which (a) the fair market value of one share exceeds (b) the exercise price in effect immediately prior to such exercise of the conversion price divided by the fair market value of one share in effect immediately prior to such exercise of the conversion price. If the shares are not regularly traded in a public market, the Board of Directors in reasonable good faith judgment shall determine the fair market value as follows: the fair value of the warrant is computed at an amount equal to the Enterprise Value divided by the number of outstanding shares of common stock. If the shares are traded regularly in a public market, the fair market value of a share of common stock shall be the closing sales price of the shares reported for the business day immediately before the holder delivers its conversion notice.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 15 -	STOCK OPTIONS AND WARRANTS (CONT’D)

Common Stock Warrants Issued to Senior Note Holders

In connection with the issuance of the senior notes, the Company entered into a warrant agreement to grant the right to purchase 116,500 shares of the Company’s common stock at an exercise price of $8.00 per share at any time through May 31, 2009. These warrants were recorded at fair value and accounted for as a discount of the face value of the senior notes and a credit to additional paid-in capital of $129,195. This note discount will be accreted over the original term of the senior notes with a charge to interest expense and a credit to senior notes payable. For the years ended March 31, 2003, 2004 and 2005, and the six months ended September 30, 2004 and 2005, the Company recorded $0, $0, and $30,668 and $10,788 and $23,020 of senior note accretion as additional interest expense.

Common Stock Warrants Issued to Financial Advisor

In July 2005, the Company granted to a financial advisor warrants to purchase up to 100,000 shares of common stock at $8.00 per share. The warrants are subject to anti-dilution provisions and will vest upon the successful completion of an initial public offering. The Company will record the charge as a deduction to additional paid-in-capital.

Common Stock Warrants Issued to Members in Joint Venture

In connection with the acquisition of the Company’s interest in GCP it agreed to issue warrants to purchase 90,000 shares of common stock at $8.00 per share to three members of the Gosling family and an employee. The Company recorded warrants at fair value as an increase to the purchase price.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 15 -	STOCK OPTIONS AND WARRANTS (CONT’D)

The following is a summary of the company’s outstanding warrants:

		Weighted
		Average
		Exercise
		Price
	Warrants	Per Warrant

Warrants outstanding, April 1, 2003	–	–
Granted	207,118	$7.03
Exercised	–	–
Forfeited	–	–

Warrants outstanding, March 31, 2004	207,118	7.03
Granted	183,375	8.00
Exercised	–	–
Forfeited	–	–

Warrants outstanding and exercisable, March 31, 2005	390,493	7.49
Granted	208,125	8.00
Exercised	–	–
Forfeited	–	–

Warrants outstanding and exercisable, September 30, 2005	598,618	7.67

NOTE 16 - RELATED PARTY TRANSACTIONS

A.	The Company is operating under an agreement with MHW, Ltd. (“MHW”) whereby MHW acts as the Company’s agent in the distribution of its products across the United States. MHW’s president also serves as a director of the Company and has a de minimus indirect ownership interest in the Company. In addition, MHW has a 10% ownership interest in the Celtic Crossing brand, one of the Company’s products, in the United States and its territories, Canada, Mexico, and the Caribbean.

Pursuant to the MHW distribution agreement, MHW receives sales orders from the Company’s domestic wholesalers at prices agreed upon with the Company. MHW simultaneously purchases Company inventory necessary to fill those orders and ships that inventory to the various wholesalers. MHW then invoices, collects, and deposits

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 16 - RELATED PARTY TRANSACTIONS (CONT’D)

remittances from those wholesalers into an MHW bank account designated for the Company. The funds are remitted to the Company on a bi-weekly basis. Although MHW is responsible for the billing function, the collected funds are the property of the Company and MHW is not liable to the Company for any unpaid balances due from wholesalers.

In addition to the distribution services provided for the Company, MHW also provides administrative and support services on behalf of the Company. For the years ended March 31, 2003, 2004 and 2005, and the six months ended September 30, 2004 and 2005, aggregate charges recorded for all services provided were approximately $61,518, $84,450 and $121,393, and $48,796 and $115,466, respectively, which have been included in general and administrative expenses.

B.	The Company had transactions with Knappogue Corp., a shareholder in the Company. Knappogue Corp. is controlled by the Company’s CEO and his family. The transactions primarily involved rental fees for use of Knappogue Corp.’s interest in the Knappogue Castle for various corporate purposes including Company meetings and to entertain customers. For the years ended March 31, 2003, 2004 and 2005, and the six months ended September 30, 2004 and 2005, fees incurred by the Company to Knappogue Corp. amounted to $28,009, $33,000, and $18,620, and $4,000 and $7,540, respectively.

C.	Prior to the acquisition of CB Ireland, the Company purchased inventory from CB Ireland of approximately $737,000 pursuant to a 2001 distribution agreement. In addition, for the years ended March 31, 2003, 2004 and 2005, and the six months ended September 30, 2004 and 2005, the Company made payments to CB Ireland of approximately $160,000, $256,000 and $0, and $0 and $0, respectively, pursuant to their 2001 brand acquisition agreement.

D.	In April 2004, the Company contracted with BPW, Ltd., for business development services including providing introductions for the Company to agency brands that would enhance the Company’s portfolio of products and assisting the Company in successfully negotiating agency agreements with targeted brands. BPW, Ltd. is controlled by a director of the Company. The contract provides for a monthly retainer to BPW, Ltd. of $3,500, a bonus payable to BPW Ltd. in equal quarterly installments upon the finalization of an agency brand agreement based upon estimated annual case sales by the Company during the first year of operations at the rate of $1 per 9-liter case of volume, less any retainer previously paid, and a commission based upon actual future sales of the agency brand while under the Company’s management. This contract is cancelable by either party, at their convenience, upon 30 days written notice. For the year ended March 31, 2005, and the six months ended September 30, 2005, BPW, Ltd. was paid $41,802 and $33,500, respectively, under this contract.

E.	For the years ended March 31, 2004 and 2005, and the six months ended September 30, 2004 and 2005, the Company purchased goods from Tanis Investments Limited (“Tanis”) and Carbery Milk Products Limited (“Carbery”), both shareholders in the Company, of

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 16 - RELATED PARTY TRANSACTIONS (CONT’D)

approximately $595,250 and $2,501,600, and $957,749 and $1,136,945, respectively. The Company had assumed the underlying supplier agreements with Tanis and Carbery from the predecessor company. As of March 31, 2004 and 2005, and September 30, 2004 and 2005, the Company was indebted to these two shareholders in the amount of approximately $348,000 and $369,000 and $575,222 and $728,470, respectively, which is included in due to related parties on the accompanying consolidated balance sheet.

F.	For the years ended March 31, 2004 and 2005 and the six months ended September 30, 2004 and 2005, the Company made payments of approximately $25,000 and $37,500, and $18,172 and $18,654, respectively, for use of a patent, to an entity that is owned by two shareholders in the Company. The royalty agreement also includes the right to acquire the patent for the Trinity Bottle for €90,000 ($108,360) for the duration of the licensing period.

G.	In February and August 2005, the Company executed agreements with the two Co-Managing Directors of CB Ireland whereby, effective March 11, 2005 and December 1, 2005, respectively, these individuals resigned their positions in CB Ireland in exchange for a consultancy agreement consisting of fifteen monthly payments totaling €196,875, plus VAT. The balance due, net of payments made, was $233,772 and $113,462, at March 31 and September 30, 2005, respectively. In addition, under the terms of these agreements, the stock options of these individuals were deemed to have accrued two years’ vesting at the end of the consultancy period, the exercise period for their stock options was extended to December 1, 2008, and the Company agreed to pay off the outstanding balance of their 5% Convertible Subordinated Notes, each dated December 1, 2003, and each in the amount of €465,550 and their Subordinated Note, each dated December 1, 2003, and each in the amount of €133,323 at the earlier of one month following the completion of the Company’s initial public offering or in four quarterly installments beginning January 1, 2006. The Company also reimbursed these individuals the legal fees incurred in connection with their consultancy agreements in the amounts of €8,000 and €5,000, respectively, plus VAT. For the year ended March 31, 2005 and the six months ended September 30, 2005, the Company made payments of $20,000 and $108,117, respectively pursuant to these agreements.

NOTE 17 - COMMITMENTS AND CONTINGENCIES

A.	The Company has entered into a supply agreement with Irish Distillers Limited (“Irish Distillers”), which provides for the production of Irish whiskeys for the Company through 2014, subject to automatic five year extensions thereafter. Under this agreement, the Company is obligated to notify Irish Distillers annually of the amount of liters of pure alcohol it requires for the current year and commits to purchase that amount. For the calendar year ending December 31, 2005, the Company has committed to purchase approximately €461,000 in bulk Irish whiskey. The Company has not yet taken receipt of any of the commitment. During the term of this supply agreement Irish Distillers has the right to limit additional purchases above the commitment amount.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 17 - COMMITMENTS AND CONTINGENCIES (CONT’D)

B.	The Company has entered into a distribution agreement with Gaelic Heritage Corporation, Ltd. (“Gaelic”), an international supplier, to be the sole-producer of Celtic Crossing, one of the Company’s products, for an indefinite period.

C.	In August 2004, Castle Brands entered into an agency agreement with I.L.A.R. S.p.A., the producer of Pallini Limoncello and its flavor extensions, to be the sole and exclusive importer of Pallini Limoncello throughout the United States and its territories and possessions. This agreement is subject to automatic renewal for as much as five years per renewal period upon Castle Brands achievement of contractual case sale targets. The agreement expires on December 31, 2009.

Under this agreement, Castle Brands is permitted to import Pallini Limoncello at a set price, updated annually, and is obligated to set aside a portion of the gross margin toward a marketing fund for Pallini. The agreement also encompasses the hiring of a Pallini Brand Manager at Castle Brands with Pallini reimbursing the costs of this position up to stipulated annual amount.

D.	In September 2004, CB-USA entered into an exclusive distribution agreement with Gosling’s Export (Bermuda) Limited (“GXB”) to be the sole and exclusive importer of Gosling’s rum brands within the United States. Under this agreement, CB-USA is guaranteed a net sales commission on each case. In February 2005, GXB sold its interest in the distribution agreement to Gosling-Castle Partners Inc. (See Note 19).

CB-USA is guaranteed stipulated commission per case increasing annually provided certain sales are achieved case for all sales in calendar years, under the distribution agreement. The sales commission is net of agreed reimbursements, including taxes and payment to the marketing affiliate. This distribution agreement is for fifteen years, subject to extension.

E.	In June 2004, the Company executed subleases for office space in Dublin, Ireland and midtown Manhattan. The Dublin office lease commenced on June 1, 2004 and extends through February 28, 2009. Rent is payable quarterly in advance. The New York City lease commenced on August 15, 2004 and extends through March 30, 2008. The Company has also entered into non-cancelable operating leases for certain office equipment.

Future minimum lease payments are as follows:

For the years ending
March 31,	Amount

2006	$292,773
2007	302,634
2008	302,634
2009	143,021
2010	5,581

Total	$1,046,643

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 17 - COMMITMENTS AND CONTINGENCIES (CONT’D)

In addition to the above annual rental payments, the Company is obligated to pay its pro-rata share of utility and maintenance expenses on the leased premises. Rent expense under operating leases amounted to approximately $60,000, $70,000 and $290,000 and $129,424 and $189,229 for the years ended March 31, 2003, 2004 and 2005, and the six months ended September 30, 2004 and 2005, respectively.

F.	Pursuant to the distribution agreement signed in March 1998 between the Company and Gaelic, which has been amended and restated in April 2001, the Company, which currently owns 60% of the Celtic Crossing brand in the United States, has the option to purchase 70% of the brand outside the United States from Gaelic.

In the event of the sale of the brand rights by either the Company or Gaelic, the non-selling party shall have the right of first refusal to purchase the interest at the same price as the proposed sale and the right to sell alongside the other party.

Pursuant to the agreement, the Company is required to pay royalties to Gaelic for each case purchased. In addition, the Company is required to expend a certain percentage of Celtic Crossing product case sales on marketing.

G.	The Company is subject to strict federal and state government regulations associated with the marketing, import, warehouse, transport, and distributions of spirits.

NOTE 18 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at various large financial institutions that, at times, may exceed federally and internationally insured limits. As of March 31, 2004 and 2005, and September 30, 2004 and 2005, the Company exceeded the insured limit by approximately $6,100,000 and $5,700,000, and $1,371,391 and $8,746,793, respectively. Management believes the Company is not exposed to any significant credit risk because the institutions are international money center banking institutions with strong financial positions.

NOTE 19 -	GOSLING-CASTLE PARTNERS INC. EXPORT AGREEMENT WITH GOSLING’S EXPORT (BERMUDA) LIMITED

In February 2005, Gosling-Castle Partners Inc. secured the GXB global distribution rights under an Export Agreement (“the Agreement”) with GXB. This agreement calls for GCP to pay $2,500,000 to GXB for the assignment of its global distribution rights in four equal installments at April 1, 2005, October 1, 2005, April 1, 2006 and October 1, 2006. At March 31, 2005, this note is carried on the books at a discount of $126,152 resulting from interest imputed at 6%. For the year ended March 31, 2005 and the six months ended September 30, 2005, the Company recognized interest expense of $6,640 and $39,837, respectively, on this note.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 19 -	GOSLING-CASTLE PARTNERS INC. EXPORT AGREEMENT WITH GOSLING’S EXPORT (BERMUDA) LIMITED (CONT’D)

In addition, under the terms of the Export Agreement, GXB has agreed to sell all brands in its portfolio to GCP at its manufacturer’s cost plus a specified producer’s profit. For the years of the agreement, the producer’s profit is a stipulated amount per case, increasing over time.

The Export Agreement gives GCP the right of first refusal to purchase, in the event GXB decides to sell any or all of its trademarks or other intellectual property, at the same price being offered by a bona fide third party offeror. In the event GCP waives its right of first refusal, the Company has an identical right of first refusal. Furthermore, in the event GXB should decide to sell any or all of its portfolio of products either directly or indirectly through the sale of stock of GXB or its parent company to a third party, the agreement contains a formula for GCP to share in the proceeds of the sale of the brand with such share in the sale proceeds up to a stipulated percentage depending upon the number of nine liter equivalent cases of product sold by GCP in the twelve months preceding the sale.

The Export Agreement commenced on April 1, 2005 and has a 15 year term. It is renewable for additional 15 year terms as long as GCP meets certain case sale targets during the initial term as set forth in the Agreement.

CASTLE BRANDS INC. AND SUBSIDIARIES
Notes to Financial Statements

Fiscal Years Ended March 31, 2003, 2004 and 2005
Unaudited with Respect to September 30, 2004 and 2005

NOTE 20 -	GEOGRAPHIC INFORMATION

The consolidated financial statements include revenues and assets generated in or held in foreign countries. The following table sets forth the percentage of consolidated revenues from continuing operations and consolidated assets from foreign countries.

	Years Ended
							Six
							Months Ended
	March 31		March 31		March 31		September 30
	2003	%	2004	%	2005	%	2005	%

Consolidated Revenue:
Ireland, United Kingdom and Canada	$603,596	25.0%	$1,995,000	41.3%	$5,891,000	46.7%	$3,185,879	31.6%
United States	1,815,466	75.0%	2,831,919	58.7%	6,726,863	53.3%	6,894,440	68.4%

Total Consolidated Revenue	$2,419,062	100%	$4,826,919	100%	$12,617,863	100%	$10,080,319	100%

Consolidated Assets:
Ireland & United Kingdom	$698,246	2.5%	$3,032,000	10.9%	$4,823,000	11.2%	$6,595,429	13.0%
United States	26,924,680	97.5%	24,726,832	89.1%	38,312,009	88.8%	44,124,676	87.0%

Total Consolidated Assets	$27,622,926	100%	$27,758,832	100%	$43,135,009	100%	$50,720,105	100%

NOTE 21 -	INITIAL PUBLIC OFFERING

On September 15, 2005, the Company’s board of directors approved the filing of a registration statement with the Securities and Exchange Commission for an initial public offering of the Company’s common stock.

CASTLE BRANDS SPIRITS COMPANY LIMITED
(formerly known as The Roaring Water Bay Spirits Company Limited)
Directors’ Report and Financial Statements
Year Ended 31 December 2003
Registered number    274814

CASTLE BRANDS SPIRITS COMPANY LIMITED
Directors’ Report and Financial Statements

CASTLE BRANDS SPIRITS COMPANY LIMITED
Directors’ Report
          The directors present their annual report and audited financial statements for the year ended 31 December 2003.
Principal activities, business review and future developments
          The principal activity of the company is the manufacture and development of a range of Irish spirit brands for the Irish and International markets. These include Boru Vodka, Clontarf Irish Whiskey and O’Leary’s Irish Cream.
          Castle Brands Spirits Company Limited is a subsidiary of Castle Brands Spirits Group Limited, a company registered in Ireland, having its registered office at 4 Herbert Place, Herbert Street, Dublin 2.
          The Boru Vodka Company Limited, The Clontarf Irish Whiskey Company and Castle Brands Whiskey Company Limited are wholly owned subsidiaries of the company. All of the companies are dormant and have their registered offices at 4 Herbert Place, Herbert Street, Dublin 2.
          On 1 December, 2003 all of the issued share capital of the parent company, Castle Brands Spirits Group Limited, was acquired by Castle Brands Inc. a Delaware corporation.
          The company changed its name from The Roaring Water Bay Spirits Company Limited to Castle Brands Spirits Company Limited with effect from 28 January 2004.
Results and dividends
          The profit and loss account, balance sheet and cash flow statement for the year ended 31 December 2003 are set out on pages F-54 to F-56.

€

The loss for the financial year amounted to	(46,887)
Profit and loss account at beginning of year	(582,288)

Profit and loss account at end of year	(629,175)

          The directors do not recommend payment of a final dividend.
Post balance sheet events
          There have been no significant events since the year end, which would have an impact on the financial position at 31 December 2003.
Future developments
          The directors are confident about the coming year, with a number of exciting developmental opportunities in new and existing markets that will deliver sustained organic growth for the company.
Interests of directors and secretary
          The interests of the directors and the secretary of the company who are also directors of the ultimate parent undertaking, Castle Brands Inc., in the shares of Castle Brands Inc. are stated in the financial statements of that company.
Health and safety of employees
          It is the policy of the company to ensure the health and welfare of employees by maintaining a safe place and system of work. This policy is based on the requirements of employment legislation, including the Safety, Health and Welfare at Work Act, 1989.

CASTLE BRANDS SPIRITS COMPANY LIMITED
Directors’ Report
Books of account
          The measures taken by the directors to ensure compliance with the requirements of Section 202, Companies Act, 1990, regarding proper books of account are the implementation of necessary policies and procedures for recording transactions, the employment of competent accounting personnel with appropriate expertise and the provision of adequate resources to the financial function. The books of account are maintained at 4 Herbert Place, Herbert Street, Dublin 2.
Auditors
          The auditors, BDO Simpson Xavier, Registered Auditors, have indicated their willingness to continue in office in accordance with the provisions of Section l60(2) of the Companies Act, 1963.
On behalf of the board:

/s/ Patrick Rigney	/s/ David Phelan
Patrick Rigney Director	David Phelan Director
Date June 2, 2004

CASTLE BRANDS SPIRITS COMPANY LIMITED
Statement of Directors’ Responsibilities
          Irish company law requires the directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the company and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently

•	make judgements and estimates that are reasonable and prudent

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business
          The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements are prepared in accordance with accounting standards generally accepted in Ireland and comply with the Companies Acts, 1963 to 2003. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.
On behalf of the board:

/s/ Patrick Rigney	/s/ David Phelan
Patrick Rigney Director	David Phelan Director
Date June 2, 2004

Independent Auditors’ report to the members of Castle Brands Spirits Company Limited
          We have audited the financial statements on pages F-52 to F-69 which comprise the Profit and Loss Account, the Balance Sheet, the Cash Flow Statement and related notes. These financial statements have been prepared under the historical cost convention and in accordance with the accounting policies set out on pages F-52 to F-53.
Respective responsibilities of directors and auditors in relation to the financial statements
          The directors are responsible for preparing the annual report. As described on page F-49, this includes responsibility for preparing the financial statements in accordance with accounting standards generally accepted in Ireland. Our responsibilities, as independent auditors, is to audit the financial statements in accordance with relevant legal and regulatory requirements and generally accepted auditing standards in Ireland and the United States of America.
          We report to you our opinion as to whether the financial statements are presented fairly, in all material respects, and are properly prepared in accordance with the Companies Acts. We also report to you whether in our opinion: proper books of account have been kept by the company; whether, at the balance sheet date, there exists a financial situation which may require the convening of an extraordinary general meeting of the company; and whether the information given in the directors’ report is consistent with the financial statements. In addition, we state whether we have obtained all the information and explanations necessary for the purposes of our audit and whether the financial statements are in agreement with the books of account.
          We report to you, if, in our opinion, any information specified by law regarding directors’ remuneration and directors’ transactions is not given and, where practicable, include such information in our report.
          We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.
Basis of audit opinion
          We conducted our audit in accordance with generally accepted auditing standards in Ireland and the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether

Independent Auditors’ report to the members of Castle Brands Spirits Company Limited (Continued)
the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.
Opinion
          In our opinion, the financial statements referred to above present fairly, in all material respects, the state of affairs of the company at 31 December 2003 and 31 December 2002 and of the results for each of the years then ended and have been properly prepared in accordance with the Companies Acts, 1963 to 2003 and all Regulations to be construed as one with those acts.
          We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The financial statements are in agreement with the books of account.
          In our opinion, the information given in the directors’ report on pages F-47 and F-48 is consistent with the financial statements.
          The net assets of the company, as stated in the balance sheet on page F-55, are more than half of the amount of its called up share capital and, in our opinion, on that basis there did not exist at 31 December 2003 a financial situation which, under Section 40(1) of the Companies (Amendment) Act, 1983, may require the convening of an extraordinary general meeting of the company.
/s/ BDO Simpson Xavier

BDO Simpson Xavier	Date 3rd June 2004
Registered Auditors	Dublin, Ireland

CASTLE BRANDS SPIRITS COMPANY LIMITED
Statement of Accounting Policies

For the Year Ended 31 December 2003
          The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the company’s financial statements.
Basis of preparation
          The financial statements have been prepared on a going concern basis under the historical cost convention and comply with the requirements of Irish statute comprising the Companies Acts, 1963 to 2003, and with financial reporting standards of the Accounting Standards Board, as promulgated by the Institute of Chartered Accountants in Ireland.
Turnover
          Turnover, all of which arises from continuing operations, represents the value of goods and services at invoice value, exclusive of excise duty, value added tax and trade discounts, and inclusive of royalty income.
Tangible fixed assets and depreciation
          Tangible fixed assets are stated at cost, less accumulated depreciation. The charge for depreciation is calculated to write down the cost of tangible fixed assets to their estimated residual values by equal annual installments over their expected useful lives, which are as follows:

Buildings	25 years
Plant and equipment	7 years
Office equipment	4 years
Computer equipment	4 years
Motor vehicles	4 years
lntangible assets
          Intangible assets represent patents and internally developed trademarks. The directors have elected to amortise intangible assets over a useful economic life of five years.
Deferred development expenditure
          Expenditure for Boru Vodka, Clontarf Whiskey and O’Leary’s Cream brands, design, product development, market research, copyright, trademarks, patents, organization and tooling has been deferred and is amortised over a period of five years.
Financial assets
Investments in subsidiary undertakings
          Investments in subsidiary undertakings are carried at cost less provisions for impairments in value.
Stock and work in progress
          Stocks are stated at the lower of cost and net realisable value. Cost comprises purchase price, including freight and duty, and in the case of work in progress and finished goods, all directly related production overheads. Net realisable value comprises estimated sales value less all further costs to completion and further marketing, selling, and distribution costs.

CASTLE BRANDS SPIRITS COMPANY LIMITED
Statement of Accounting Policies

For the Year Ended 31 December 2003
Foreign currencies
          The financial statements are expressed in Euro (€).
          Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction or at a contracted rate. The resulting monetary assets and liabilities are translated at the balance sheet rate or the contracted rate and the exchange differences are dealt with in the profit and loss account.
Taxation
          The charge for taxation is based on the profit or loss for the year.
          Deferred taxation is accounted for in respect of timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that such differences are expected to reverse in the foreseeable future.
Leased assets
          Assets obtained under hire purchase contracts and finance leases are capitalised as tangible assets and depreciated over the shorter of the lease term and their useful lives. Obligations under such agreements are included in creditors net of finance charge allocated to future periods. The interest element of the rental payment is charged to the profit and loss account so as to produce a constant periodic rate of charge.
          Rentals payable under operating leases are charged against income on a straight line basis over the lease term.
Pensions
          The company operates a defined contribution pension scheme. Contributions to the scheme are expensed as incurred.
Government grants
          Revenue based grants are credited to the profit and loss account to offset the matching expenditure in the period to which they belong.
          Grants that relate to specific capital expenditure are treated as deferred income, which is then credited to the profit and loss account over the related asset’s useful life.
Media production
          The fixed costs of media production are deferred over a period of three years which is the expected useful life of the production.
Consolidation
          The company is a subsidiary of an EU parent and is therefore exempt from the requirement to prepare consolidated financial statements by virtue of Regulation 9 of the European Communities (Companies: Group Accounts) Regulations, 1992. Consequently these financial statements deal with the results of the company as a single entity.

CASTLE BRANDS SPIRITS COMPANY LIMITED
PROFIT AND LOSS ACCOUNT
For the Year Ended 31 December 2003

	Note	2003	2002

		€	€
Turnover	1	5,569,866	6,726,551
Cost of sales		(2,848,965)	(3,012,243)

Gross profit		2,720,901	3,714,308
Administration expenses		(1,297,409)	(1,542,813)
Selling and distribution expenses		(1,362,634)	(2,013,716)

Operating profit		60,858	157,779
Interest payable and similar charges	2	(99,945)	(111,360)

(Loss)/profit on ordinary activities before taxation	3	(39,087)	46,419
Tax on (loss)/profit on ordinary activities	4	(7,800)	24,829

(Loss)/profit for the financial year		(46,887)	71,248
Profit and loss account at beginning of year		(582,288)	(653,536)

Profit and loss account at end of year		(629,175)	(582,288)

          The company had no recognised gains or losses for the year or prior year, other than the loss noted in the profit and loss account.
          There is no material difference between the loss on ordinary activities before taxation and the retained loss reported in the profit and loss account and the equivalent figures calculated on the historical cost basis.
The accompanying notes form an integral part of this profit and loss account.
On behalf of the board:

/s/ Patrick Rigney	/s/ David Phelan
Patrick Rigney	David Phelan
Director	Director
Date June 2, 2004

CASTLE BRANDS SPIRITS COMPANY LIMITED
BALANCE SHEET
At 31 December 2003

	Note	2003		2002

		€	€	€	€
Fixed assets	6	271,680		372,646
Tangible assets	7	24,215		34,562
Intangible assets	8	107,564		140,547
Deferred development expenditure	9	9		9
Financial assets			403,468		547,764

Current assets
Stocks	10	882,057		887,258
Debtors	11	3,166,138		3,442,843
Cash at bank and in hand		229,564		60,111

		4,277,759		4,390,212
Creditors: amounts falling due within one year	12	(3,328,775)		(3,280,706)

Net current assets			948,984		1,109,506

Total assets less current liabilities			1,352,452		1,657,270
Creditors: amounts falling due after one year	13		(632,986)		(895,088)
Deferred income	15		(7,593)		(10,192)
Provisions for liabilities and charges	16		(6,770)		—

			705,103		751,990

Financed by:

Capital and reserves
Called up share capital	17		771,274		771,274
Capital conversion reserve	18		7,127		7,127
Share premium	18		555,877		555,877
Profit and loss account	18		(629,175)		(582,288)

Shareholders’ funds	19		705,103		751,990

The accompanying notes form an integral part of this balance sheet.
On behalf of the board.

/s/ Patrick Rigney	/s/ David Phelan
Patrick Rigney	David Phelan
Director	Director
Date June 2, 2004

CASTLE BRANDS SPIRITS COMPANY LIMITED
CASH FLOW STATEMENT
For the Year Ended 31 December, 2003

	Note	2003	2002

		€	€
Net cash inflow/(outflow) from operating activities	22	559,892	(474,948)

Servicing of finance and returns on investments	23	(99,945)	(111,360)
Taxation	23	24,249	(62,907)
Capital expenditures and financial investment	23	(77,502)	(124,819)

Net cash inflow/(outflow) before use of liquid resources and financing		406,694	(774,034)

Financing	23	(99,987)	878,120

Increase in cash		306,707	104,086

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
For the Year Ended 31 December, 2003

	Note	2003	2002

		€	€
Increase in cash	24	306,707	104,086

Decrease/(increase) in net debt		99,987	(623,120)

Movement in net debt during the period		406,694	(519,034)

Net (debt) at beginning of year	24	(2,178,125)	(1,659,091)

Net (debt) at end of year	24	(1,771,431)	(2,178,125)

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 1 - TURNOVER

Turnover is derived entirely from the sale of alcoholic spirits in Ireland and abroad, and includes royalty income from Great Spirits Company LLC, a distributor of the products of Castle Brands Spirits Company Limited.
NOTE 2 - INTEREST PAYABLE AND SIMILAR CHARGES

	2003	2002

	€	€
Bank interest and charges	85,179	99,893
Finance lease interest	14,766	11,467

	99,945	111,360

NOTE 3 - STATUTORY AND OTHER INFORMATION

	2003	2002

	€	€
Auditors’ remuneration, including expenses	17,500	17,500
Directors’ remuneration and other emoluments	184,158	170,596
Government grants received	-	(40,502)

Depreciation and amortisation of:
Owned tangible fixed assets	52,041	49,242
Leased tangible fixed assets	63,299	67,634
Deferred development expenditure	88,677	77,538
Intangible assets	17,781	16,295
Media production	-	70,344
Capital grants received	(2,599)	(2,681)

NOTE 4 - TAX ON PROFIT ON ORDINARY ACTIVITIES

	2003	2002

	€	€
Overprovision from previous year	-	(24,829)
Deferred tax	6,770	-
Tax credit on medical insurance repayable	1,030	-

	7,800	(24,829)

There is no charge for corporation tax due to losses incurred in the year. The company is liable to corporation tax on profits from its operating activities at the reduced manufacturing rate of 10%. Manufacturing relief is due to expire on 31 December 2010.

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 5 - STAFF NUMBERS AND COSTS

The average number of persons employed by the company during the year, analysed by category, was as follows:

	Number of
	employees

	2003	2002
	No.	No.

Management	2	2
Administration	2	4
Selling and distribution	9	9

	13	15

The aggregate payroll costs of these persons were as follows:

	2003	2002

	€	€
Salaries	492,204	661,024
Social welfare costs	38,582	42,930
Pension costs	36,621	34,006

	567,407	737,960

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 6 -	TANGIBLE FIXED ASSETS

	Land and	Plant and	Office	Computer	Motor
	buildings	equipment	equipment	equipment	vehicles	Total

	€	€	€	€	€	€
Cost
At beginning of year	5,116	238,431	6,290	64,556	253,198	567,591
Additions in year	-	7,602	305	6,467	-	14,374

At end of year	5,116	246,033	6,595	71,023	253,198	581,965

Depreciation
At beginning of year	980	83,272	4,209	39,706	66,778	194,945
Charge for year	205	36,905	901	14,030	63,299	115,340

At end of year	1,185	120,177	5,110	53,736	130,077	310,285

Net book value
At 31 December 2003	3,931	125,856	1,485	17,287	123,121	271,680

At 31 December 2002	4,136	155,159	2,081	24,850	186,420	372,646

Included in the net book value of tangible assets are motor vehicles held under finance leases amounting to €123,121 (2002:€186,420). The depreciation charge in respect of these leased assets amounts to €63,299 (2002:€67,634).

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 7 - INTANGIBLE ASSETS

Trademarks
and patents

€
Cost
At beginning of year	81,471
Additions in year	7,434

At end of year	88,905

Depreciation
At beginning of year	46,909
Charge for year	17,781

At end of year	64,690

Net book value
At 31 December 2003	24,215

At 31 December 2002	34,562

Intangible assets represent patents and internally developed trademarks. The directors have elected to amortise intangible assets over a useful economic life of five years.
NOTE 8 - DEFERRED DEVELOPMENT EXPENDITURE

	2003	2002

	€	€
Balance at beginning of year	140,547	192,345
Development expenditure incurred during the year	55,694	25,740
Amortisation	(88,677)	(77,538)

Balance at end of year	107,564	140,547

Expenditure for Boru Vodka, Clontarf Whiskey and O’Leary’s Cream brands, design, product development, market research, copyright, trademarks, patents, organization and tooling has been deferred and is amortised over a period of five years.

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 9 - FINANCIAL ASSETS

	2003	2002

	€	€
Shares in
The Boru Vodka Company Limited	3	3
The Clontarf Irish Whiskey Company	3	3
Castle Brands Whiskey Company Limited	3	3

	9	9

The Boru Vodka Company Limited, The Clontarf Irish Whiskey Company and Castle Brands Whiskey Company Limited all have their registered offices at 4 Herbert Place, Herbert Street, Dublin 2.

Activities

All three companies are 100% subsidiaries of Castle Brands Spirits Company Limited. At present all three are dormant.
NOTE 10 - STOCKS

	2003	2002

	€	€
Raw materials	289,590	686,770
Finished Goods	592,467	200,488

	882,057	887,258

There are no material differences between the replacement cost of stock and the balance sheet amounts.
NOTE 11 - DEBTORS

	2003	2002

	€	€
Trade debtors	1,612,657	2,366,228
Prepayments	139,248	171,639
Other debtors	51,421	64,616
Amounts owed by related companies (note 25)	1,191,483	656,635
VAT receivable	171,329	183,725

	3,166,138	3,442,843

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 12 - CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003	2002

	€	€
Trade creditors	1,429,819	1,196,665
Other creditors including tax and social welfare	47,139	50,384
Accruals	483,808	649,207
Amounts due under finance leases (note 14)	145,115	47,926
Amounts owned to related companies	–	41,302
Bank loan and overdraft (note 14)	552,244	290,141
Trade finance (note 14)	670,650	1,005,081

	3,328,775	3,280,706

	2003	2002

	€	€
Taxation creditors
Taxation and social welfare included in other creditors:
PAYE/PRSI	34,950	74,633
Corporation tax	–	(24,249)
Withholding tax	12,189	–

	47,139	50,384

NOTE 13 - CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2003	2002

	€	€
Amounts due under finance lease (note 14)	–	160,365
Shareholders’ loans (note 14)	444,408	419,775
Bank loan (note 14)	188,578	314,948

	632,986	895,088

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 14 - DETAILS OF BORROWINGS

Maturity analysis

	Within	Between one	Between two
	one year	& two years	& five years	Total

€	€	€	€
Repayable by installments
Obligations under finance leases and hire purchase contracts	145,115	–	–	145,115
Repayable other than by installments
Bank loan and overdraft	552,244	68,368	120,210	740,822
Trade finance	670,650	–	–	670,650
Shareholders’ loans	–	–	444,408	444,408

	1,368,009	68,368	564,618	2,000,995

Security

The company has granted an All Monies Debenture dated 4 February, 2000 giving a first floating charge over the assets of the company including all intellectual property rights to Ulster Bank Limited. A Letter of Waiver over the trade debtors dated 31 October, 2000 was issued to Ulster Bank Commercial Services Limited in respect of facilities maintained with them.

The company has granted an All Monies general counter indemnity dated 29 January, 2001 together with supporting resolution to Ulster Bank Limited.

David Phelan and Patrick Rigney have signed a joint and several letter of guarantee in the amount of €158,717 in favour of Ulster Bank Limited.

A deed of postponement dated 19 September, 1999 over the shareholders’ loans in the amount of €253,948 has been signed in favour of Ulster Bank Limited.

Castle Brands Inc. has guaranteed the repayment of the shareholders’ loans under the terms of the Agreement of Merger and Acquisitions.

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 15 - DEFERRED INCOME

	2003	2002

	€	€
Capital grants
At the beginning of the year	10,192	12,873
Amortised during the year	(2,599)	(2,681)

At end of year	7,593	10,192

A liability may arise to repay, in whole or in part, revenue grants received to date amounting to €93,040, if certain events occur as detailed in the grant agreements. The terms of repayments are as follows:

Feasibility Grant:

• The company’s liability for repayment of feasibility study grant paid in any year shall terminate five years from the end of that year and;
• The agreement shall terminate five years from the date of the last payment from the grants. The grant agreement start date was 23rd July 2000.

NOTE 16 -	PROVISIONS FOR LIABILITIES AND CHARGES

	2003	2002

	€	€
Deferred taxation
At the beginning of year	–	–
Charged to the profit and loss account	6,770	–

At end of year	6,770	–

Deferred taxation
The amounts provided for deferred taxation are set out below.

	2003	2002

	€	€
Difference between accumulated depreciation and amortisation and capital allowances	6,770	–

	6,770	–

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 17 - CALLED UP SHARE CAPITAL

	2003	2002

	€	€
Authorised
796,000 (2001: 1,000,000) Ordinary shares of €1.25 each	995,000	995,000
20,000 Class “A” Ordinary shares of €0.01 each	200	200
Reclassification of 204,000 Ordinary shares
2,550,000 Class “B” Ordinary shares of €0.10 each	255,000	255,000

	1,250,200	1,250,200

Issued, allotted and fully paid
At 1 December 2003
412,947 ordinary shares of €1.25 each	516,184	458,515
(2002: 361,110 ordinary shares of €1.269738 each)
9,000 “A” ordinary shares of €0.01 each	90	–
2,550,000 “B” ordinary shares of €0.10 each	255,000	–

Issued during the year
Debenture converted	–	64,796
9,000 “A” ordinary shares of €0.01 each	–	90
2,550,000 “B” ordinary shares of €0.10 each	–	255,000
Renominalisation of share capital	–	(7,127)

At 31 December 2003	771,274	771,274

Rights of ordinary shares

The “A” ordinary shares and the “B” ordinary shares rank pari passu in all respects.
NOTE 18 - RESERVES

	Capital conversion	Share	Profit and
	reserve	premium	loss account	Total

	€	€	€	€
At beginning of year	7,127	555,877	(582,288)	(19,284)
Loss for the financial year	–	–	(46,887)	(46,887)

At end of year	7,127	555,877	(629,175)	(66,171)

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 19 - RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

	2003	2002

	€	€
Shareholders’ funds at beginning of year	751,990	425,742
(Loss)/profit for the financial year	(46,887)	71,248
Debenture converted	–	(253,948)
Ordinary shares issued	–	319,886
Renominalisation of share capital	–	(7,127)
Capital conversion reserve	–	7,127
Increase in share premium	–	189,062

Shareholders’ funds at end of year	705,103	751,990

NOTE 20 - COMMITMENTS

Capital commitments

There were no capital commitments of a significant nature authorised at the balance sheet date.

Operating lease commitments

Annual commitments exist under non-cancellable operating leases as follows:

	2003 Motor	2003	2002 Motor	2002
	vehicles	Other	vehicles	Other

	€	€	€	€
Expiring:
Between two and five years	–	5,577	7,359	6,747

NOTE 21 - PENSIONS

The company operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the company is an independently administered fund. The pension cost charge represents contributions payable by the company to the fund and amounted to €36,621 (2002: €34,006).

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 22 - RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM
                   OPERATING ACTIVITIES

	2003	2002

	€	€
Operating profit	60,858	157,779
Depreciation of tangible fixed assets, amortization of intangible assets, deferred development expenditure and government grants	219,199	208,028
Profit on disposal of leased assets	–	(13,257)
Decrease/(increase) in stocks	5,201	(233,360)
Decrease/(increase) in debtors	287,864	(782,154)
(Decrease)/increase in creditors	(13,230)	188,016

Net cash inflow/(outflow) from operating activities	559,892	(474,948)

NOTE 23 - ANALYSIS OF CASH FLOWS FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT

	2003	2002

	€	€
Returns on investment and servicing of finance
Interest paid	(85,179)	(99,893)
Interest element of finance lease repayments	(14,766)	(11,467)

Net cash (outflow) for returns on investment and servicing of finance	(99,945)	(111,360)

Taxation
Tax repaid/(paid)	24,249	(62,907)

Capital expenditure and financial investment
Purchase of fixed assets	(77,502)	(178,905)
Disposal of fixed assets	–	54,086

Net cash outflow for capital expenditure and financial investment	(77,502)	(124,819)

Financing
Capital element of finance lease repayments	(63,176)	(50,991)
Loans received during year	–	674,111
Loans repaid during the year	(36,811)	–
Share capital issue	–	255,000

Total financing cash flows	(99,987)	878,120

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 24 - ANALYSIS OF NET DEBT

		Bank and	Tradefinance
	Cash at bank	shareholder	and bank	Finance
	and in hand	loans	overdrafts	lease	Total

	€	€	€	€	€
At 1 January 2003	60,111	(734,723)	(1,295,222)	(208,291)	(2,178,125)
Cash flows	169,453	36,811	137,254	63,176	406,694

At 31 December 2003	229,564	(697,912)	(1,157,968)	(145,115)	(1,771,431)

NOTE 25 - RELATED PARTY TRANSACTIONS

The following entities are considered to be related parties for the purposes of Financial Reporting Standard No. 8 - “Related Party Disclosures”:

Entity	Relationship

Castle Brands Inc (a Delaware Corporation)	Ultimate parent undertaking
Castle Brands Spirits Group Limited (Irish registered undertaking)	Immediate parent undertaking
The Boru Vodka Company Limited (Irish registered undertaking)	Subsidiary undertaking
The Clontarf Irish Whiskey Company (Irish registered undertaking)	Subsidiary undertaking
Castle Brands Whiskey Company Limited (Irish registered undertaking)	Subsidiary undertaking
Castle Brands Spirits Marketing and Sales Company Limited (Irish registered undertaking)	Under common control
The Roaring Water Bay Spirits Company (GB) Limited (UK registered undertaking)	Under common control
The Roaring Water Bay Spirits Company (NI) Limited (NI registered undertaking)	Under common control
Great Spirits Company LLC (a Delaware limited liability company)	Under common control

Details of transactions with related parties during the year are as follows:

Entity	Transaction	Payable (receivable)

		€
The Roaring Water Bay Spirits Company	Sales	(365,790)
(GB) Limited
Great Spirits Company LLC	Royalties	(288,934)
Great Spirits Company LLC	Sales	(663,038)

CASTLE BRANDS SPIRITS COMPANY LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 25 - RELATED PARTY TRANSACTIONS (CONT’D)

Director	Directors loan

		€
David Phelan	At 1 Jan 2003	24,633
	Amounts repaid	24,633

	At 31 Dec 2003	–

Disclosed to note 11 as amounts due from related undertakings at the balance sheet date are the following amounts:

	2003	2002

	€	€
Castle Brands Inc	861,544	–
Castle Brands Spirits Group Limited	2,613	2,613
The Roaring Water Bay Spirits Company (GB) Limited	–	654,022
Great Spirits Company LLC	327,326	–

	1,191,483	656,635

The amounts due from The roaring Water Bay Spirits Company (GB) Limited to the company at 31 December 2003 of €836,912 was taken over by the Ultimate parent undertaking, Castle Brands, Inc.
NOTE 26 - COMPARATIVES

Comparatives have been regrouped where necessary, on a basis consistent with the current year.
NOTE 27 - APPROVAL OF FINANCIAL STATEMENTS

The board of directors approved these financial statements on June 2, 2004.

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Directors’ Report and Financial Statements
Year Ended 31 December 2003
Registered number     03699502

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Directors’ Report and Financial Statements

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Directors’ Report
          The directors present their annual report and audited financial statements for the year ended 31 December 2003.
Principal activities, business review and future developments
The principal activity of the company is the distribution of a range of Irish spirit brands in the United Kingdom. These include Boru Vodka, Clontarf Irish Whiskey and O’Leary’s Cream.
The Roaring Water Bay Spirits Company (GB) Limited is a 100% subsidiary of Castle Brands Spirits Marketing and Sales Company Limited, a company registered in Ireland, having its registered office at 4 Herbert Place, Herbert Street, Dublin 2.
Results and dividends
The profit and loss account and balance sheet for the year ended 31 December 2003 are set out on pages F-78 and F-79.

£

The loss for the financial year amounted to	(163,344)
Profit and loss account at beginning of year	(545,627)

Profit and loss account at end of year	(708,971)

          The directors do not recommend payment of a final dividend.
Post balance sheet events
There have been no significant events since the year end, which would have an impact on the financial position at 31 December 2003.
Directors and their interests
The company’s articles of association do not require the directors to retire by rotation. The present directors of the company are Patrick Rigney, David Phelan and John Joseph Walsh.

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Directors’ Report
Interests of directors and secretary
          The interests of the directors and secretary of the company who are also directors of the ultimate parent company Castle Brands Inc., in the shares of Castle Brands Inc., are stated in the financial statements of that company.
Auditors
The auditors, BDO Simpson Xavier, Registered Auditors, have indicated their willingness to continue in office and a resolution to re-appoint them will be proposed at the annual general meeting.
On behalf of the board:

/s/ Patrick Rigney	/s/ David Phelan

Patrick Rigney	David Phelan

Director	Director
Date June 3, 2004

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Statement of Directors’ Responsibilities
          United Kingdom company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and of the profit or loss for that period. In preparing those financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently

•	make judgements and estimates that are reasonable and prudent

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business
The directors are responsible for keeping proper books of account which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Acts 1985. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the company and to prevent and detect fraud and other irregularities.
On behalf of the board:

/s/ Patrick Rigney	/s/ David Phelan

Patrick Rigney	David Phelan

Director	Director
Date June 3, 2004

Independent Auditors’ report to the Shareholders of
The Roaring Water Bay Spirits Company (GB) Limited
          We have audited the financial statements on pages F-77 to F-84 which comprise the Profit and Loss Account, the Balance Sheet, and related notes. These financial statements have been prepared under the historical cost convention and in accordance with the accounting policies set out on pages F-77.
Respective responsibilities of directors and auditors
          As described on page F-74, the company’s directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.
          Our responsibility is to audit the financial statements in accordance with the relevant legal and regulatory requirements and generally accepted auditing standards in the United Kingdom and the United States of America.
          We report to you our opinion as to whether the financial statements are presented fairly, in all material respects, and are properly prepared in accordance with Companies Act 1985. We also report to you if, in our opinion, the Directors’ Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors’ remuneration and transactions with the company is not disclosed.
          We read the other information contained in the annual report and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.
Basis of audit opinion
          We conducted our audit in accordance with generally accepted auditing standards in the United Kingdom and the United States of America. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and, judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company’s circumstances, consistently applied and adequately disclosed.
          We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Independent Auditors’ report to the Members of
The Roaring Water Bay Spirits Company (GB) Limited
Opinion
          In our opinion, the financial statements referred to above present fairly, in all material respects, the state of affairs of the company at 31 December 2003 and 31 December 2002 and of the loss for the years then ended and have been properly prepared in accordance with the Companies Acts, 1985 and all Regulations to be construed as one with those Acts.
          We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper books of account have been kept by the company. The financial statements are in agreement with the books of account.
          In our opinion, the information given in the directors’ report on pages F-72 to F-73 is consistent with the financial statements.

/s/ BDO Simpson Xavier

BDO Simpson Xavier	Date 3rd June 2004
Registered Auditors	Dublin, Ireland

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Statement of Accounting Policies

For the Year Ended 31 December 2003

          The following accounting policies have been applied consistently in dealing with items which are considered material, in relation to the company’s financial statements.
Basis of preparation
          The financial statements have been prepared on a going concern basis under the historical cost convention and comply with the requirements of the Companies Acts 1985, and with financial reporting standards of the Accounting Standards Board.
Turnover
          Turnover, all which arises from continuing operations, represents the value of goods and services at invoice value, exclusive of excise duty, value added tax and trade discounts, and inclusive of royalty income.
Tangible fixed assets and depreciation
          Tangible fixed assets are stated at cost, less accumulated depreciation. The charge for depreciation is calculated to write down the cost of tangible fixed assets to their estimated residual values by equal annual installments over their expected useful lives, which are as follows:

Motor vehicles	4 years
Stock and work in progress
          Stocks are stated at the lower of cost and net realisable value. Cost comprises purchase price, including freight and duty, and in the case of work in progress and finished goods, all directly related production overheads. Net realisable value comprises estimated sales value less all further costs to completion and further marketing, selling, and distribution costs.
Foreign currencies
          The financial statements are expressed in Sterling (£).
          Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions or at a contracted rate. The resulting monetary assets and liabilities are translated at the balance sheet rate or the contracted rate and the exchange differences are dealt with in the profit and loss account.
Taxation
          The charge for taxation is based on the profit or loss for the year.
          Deferred tax is provided on all timing differences that have originated but not reversed, at the balance sheet date. Where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future, have occurred at the balance sheet date.

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
PROFIT AND LOSS ACCOUNT
For the Year Ended 31 December 2003

	Note	2003	2002

		£	£
Turnover	1	465,945	518,137
Cost of sales		(395,005)	(461,172)

Gross profit		70,940	56,965
Administration expenses		(62,782)	(24,509)
Selling and distribution		(166,844)	(98,612)

Operating loss		(158,686)	(66,156)
Interest payable and similar charges	2	(4,658)	(2,739)

Loss on ordinary activities before taxation	3-4	(163,344)	(68,895)
Tax on loss on ordinary activities	5	–	–

Loss for the financial year		(163,344)	(68,895)
Profit and loss account at beginning of year		(545,627)	(476,732)

Profit and loss account at end of year		(708,971)	(545,627)

          The company had no recognised gains or losses for the year other than the loss noted in the profit and loss account.
          There is no material difference between the loss on ordinary activities before taxation and the retained loss reported in the profit and loss account and the equivalent figures calculated on the historical cost basis.
The accompanying notes form an integral part of this profit and loss account.
On behalf of the board:

/s/ Patrick Rigney Patrick Rigney Director	/s/ David Phelan David Phelan Director
Date June 3, 2004

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
BALANCE SHEET
At 31 December 2003

	Note	2003		2002

		£	£	£	£
Fixed assets
Tangible assets	6		15,805		21,680
Current assets
Bank		33,592		–
Stocks	7	72,192		43,715
Debtors	8	173,760		218,707

		279,544		262,422
Creditors: amounts falling due within one year	9	(635,725)		(500,322)

Net current Liabilities			(356,181)		(237,900)

Total assets less current liabilities			(340,376)		(216,220)
Creditors: amounts falling due after one year	10		(368,593)		(329,405)

			(708,969)		(545,625)

Financed by:
Capital and reserves
Called up share capital	11		2		2
Profit and loss account	12		(708,971)		(545,627)

Shareholders’ deficit	13		(708,969)		(545,625)

The accompanying notes form an integral part of this balance sheet.
On behalf of the board:

/s/ Patrick Rigney Patrick Rigney Director	/s/ David Phelan David Phelan Director
Date June 3, 2004

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 1 -	TURNOVER

Turnover is derived entirely from the sale of alcoholic spirits in Great Britain.

NOTE 2 -	INTEREST PAYABLE AND SIMILAR CHARGES

	2003	2002

	£	£
Interest and bank charges	4,658	2,739

NOTE 3 -	STATUTORY AND OTHER INFORMATION

	2003	2002

	£	£
Auditors’ remuneration, including expenses	4,000	4,000

NOTE 4 -	STAFF NUMBERS AND COSTS

The average number of persons employed by the company during the year, analysed by category, was as follows:

	No.	No.
	2003	2002

Selling and distribution	1	1

	1	1

The aggregate payroll costs of these persons were as follows:

	2003	2002

	£	£
Salaries	56,280	38,842

NOTE 5 -	TAX ON LOSS ON ORDINARY ACTIVITIES

There is no provision for Corporation Tax due to trading losses incurred.

NOTE 6 -	TANGIBLE FIXED ASSETS

	Motor
	Vehicles	Total

	£	£
Cost
At beginning of year	23,500	23,500
Additions in year	–	–

At end of year	23,500	23,500

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 6 - TANGIBLE FIXED ASSETS (CONT’D)

	Motor
	Vehicles	Total

	£	£
Depreciation
At beginning of year	1,820	1,820
Charge for year	5,875	5,875

At end of year	7,695	7,695

Net book value
At 31 December 2003	15,805	15,805

At 31 December 2002	21,680	21,680

Included in the net book value of tangible fixed assets are motor vehicles held under finance leases amounting to £15,805. The depreciation charge in respect of these leased assets amounts to £5,875. This depreciation charge is charged to the profit and loss account of Castle Brands Spirits Company Limited as the vehicle is solely used by one of their employees, however the vehicle was financed leased by The Roaring Water Bay Spirits Company (GB) Limited.

NOTE 7 -	STOCKS

	2003	2002

	£	£
Finished goods	72,192	43,715

There are no material differences between the replacement cost of stock and the balance sheet amounts.

NOTE 8 -	DEBTORS

	2003	2002

	£	£
Trade debtors	171,677	214,124
Prepayments	2,083	4,583

	173,760	218,707

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 9 - CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2003	2002

	£	£
Trade creditors	30,353	2,016
PAYE/PRSI	10,521	7,605
Accruals	–	10,446
VAT	3,778	11,671
Amounts owed to related undertaking	516,038	425,312
Bank loans and overdraft	14,777	39,377
Memorandum discounting facility	57,072	–
Amounts due under finance lease obligations	3,186	3,895

	635,725	500,322

NOTE 10 - CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2003	2002

	£	£
Amount owed to related undertaking	357,965	309,800
Amounts due under finance lease obligations	10,628	19,605

	368,593	329,405

NOTE 11 - CALLED UP SHARE CAPITAL

	2003	2002

	£	£
Authorised
100 Ordinary shares of £1 each	100	100

Alloted, called up and fully paid
2 Ordinary shares of £1 each	2	2

NOTE 12 - RESERVES

Profit and
Loss Account

£
At 1 January 2003	(545,627)
Loss for the financial year	(163,344)

At 31 December 2003	(708,971)

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 13 -	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ DEFICIT

	2003	2002

	£	£
Shareholders’ deficit at beginning of year	(545,625)	(476,730)
Loss for the financial year	(163,344)	(68,895)

Shareholders’ deficit at end of year	(708,969)	(545,625)

NOTE 14 - COMMITMENTS

Capital Commitments
There were no capital commitments of a significant nature authorized at the balance sheet date.
NOTE 15 - SECURITY

David Phelan and Patrick Rigney have granted a joint and several letter of guarantee in the amount of £40,000 each, in favour of Ulster Bank Limited.

Ulster Bank Limited also holds an all monies General Counter Indemnity dated 29 January 2001 together with supporting resolution in respect of the C & D Guarantee in the amount of £40,000.
NOTE 16 - RELATED PARTY TRANSACTIONS

The following entities are considered to be related parties for the purposes of Financial Reporting Standard No. 8 - “Related Party Disclosures”:

Entity	Relationship

Castle Brands Inc. (a Delaware Corporation)	Ultimate parent undertaking
Castle Brands Spirits Marketing and Sales Company Limited (Irish registered undertaking)	Immediate parent undertaking
The Roaring Water Bay Spirits Company (NI) Limited (NI registered undertaking)	Under common control
Castle Brands Spirits Group Limited (Irish registered undertaking)	Under common control
Castle Brands Spirits Company Limited (Irish registered undertaking)	Under common control
The Boru Vodka Company Limited (Irish registered undertaking)	Under common control
The Clontarf Irish Whiskey Company (Irish registered undertaking)	Under common control
Castle Brands Whiskey Company Limited (Irish registered undertaking)	Under common control
Great Spirits Company LLC (a Delaware limited liability company)	Under common control

THE ROARING WATER BAY SPIRITS COMPANY (GB) LIMITED
Notes on and forming part of the Financial Statements

For the Year Ended 31 December 2003

NOTE 16 -	RELATED PARTY TRANSACTIONS (CONT’D)

Details of transactions with related parties during the year are follows:

Entity	Transaction	Payable/(receivable)

		£
Castle Brands Spirits Company Limited	Purchases	255,391

Disclosed in note 9 as amounts due within one year to related undertakings at the balance sheet date are the following amounts:

	2003	2002

	£	£
Castle Brands Inc.,	516,038	-
Castle Brands Spirits Company Limited	-	425,312

	516,038	425,312

Disclosed in note 10 as amounts due after one year to related undertakings at the balance sheet date are the following amounts:

	2003	2002

	£	£
Castle Brands Spirits Marketing and Sales Company Limited	357,965	309,800

NOTE 17 - CASH FLOW STATEMENT

The company has relied on specified exemptions contained in Financial Reporting Standard No. l on the grounds that the company is entitled to the benefit of those exemptions as a small company.
NOTE 18 - COMPARATIVES

Comparatives have been regrouped where necessary, on a basis consistent with the current year.
NOTE 19 - APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the board on June 3 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Stockholders
Castle Brands Inc.
          We have examined Castle Brands Spirits Company Limited’s (formerly known as The Roaring Water Bay Spirits Company Limited) schedule reconciling their financial statements prepared in accordance with the Companies Acts, 1963 to 2003 and all regulations to U.S. generally accepted accounting principles of as and for the years ended December 31, 2003 and 2002 and The Roaring Water Bay Spirits Company (GB) Limited’s schedule reconciling their financial statements prepared in accordance with the Companies Acts, 1985 and all regulations to U.S. generally accepted accounting principles of as and for the years ended December 31, 2003 and 2002. Each Company’s management is responsible for their schedules of reconciliation. Our responsibility is to express an opinion based on our examinations.
          Our examinations were conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining on a test basis, evidence supporting the Companies’ reconciliations and performing such other procedures as we considered necessary in the circumstances. We believe that our examinations provide a reasonable basis for our opinion.
          In our opinion, the schedules referred to above present, in all material respects, the classification of cash receipts and cash payments according to operating, investing and financing activity and the reconciling differences between net income (loss) and shareholders’ equity amounts reported in the historical financial statements and the corresponding amounts that would be reported if those financial statements were presented directly in U.S. generally accepted accounting principles.
/s/ Eisner LLP
Eisner LLP
New York, NY
November 14, 2005

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The financial statements of the Castle Brands Spirits Company Limited (formerly known as the Roaring Water Bay Spirits Company Ltd.) are prepared in accordance with generally accepted accounting principles in Ireland (“Irish GAAP”) conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects, except as noted below:
Reconciliation of Income/(Losses) reported to U.S. GAAP:

	Year	Year
	ended	ended
	December 31,	December 31,
	2003	2002

Net (loss)/income as reported in accordance with Irish GAAP	$(54,056)	67,393
Adjustments:
Deferred expenditures — R&D	(64,210)	(24,347)
Amortization — deferred expenditures	102,236	73,343

Net (loss)/income under U.S. GAAP	$(16,030)	$116,389

Basic and diluted net loss per share under U.S. GAAP:	$(.02)	$.19

Deferred expenditures — R&D — Under Irish GAAP, research and development costs are capitalized and amortized over five years. Under U.S. GAAP, research and development costs are expensed as incurred. The Company has recorded $135,068 and $147,335 in capitalized R&D at December 31, 2003 and 2002, respectively. There were no other reconciling items for the year ended December 31, 2002.
Push down accounting — The statutory financial statements of the Castle Brands Spirits Company Limited (formerly known as the Roaring Water Bay Spirits Company Ltd.) are stated at historical cost. The adjustments to U.S. GAAP include the “push down” of the fair value of all assets acquired in the acquisition by Castle Brands, Inc., as of December 1, 2003, of $17,421,051.
Reconciliation of total assets, liabilities, and shareholder equity to U.S. GAAP:

	December 31,	December 31,
	2003	2002

Total assets under Irish GAAP	$5,878,217	$5,176,480
Adjustments to U.S. GAAP	17,285,983	(147,335)

Total assets under U.S. GAAP	$23,164,200	$5,029,145

Total liabilities under Irish GAAP	$4,992,819	$4,388,169
Adjustments to U.S. GAAP	( —)	( —)

Total liabilities under U.S. GAAP	$4,992,819	$4,388,169

Total stockholders equity under Irish GAAP	$885,398	$788,311
Adjustments to U.S. GAAP	17,285,983	(147,335)

Total stockholders equity under U.S. GAAP	$18,171,381	$640,976

Total liabilities and stockholders equity under U.S. GAAP	$23,164,200	$5,029,145

Presentation of cash flow data:

	Year	Year
	ended	ended
	December 31,	December 31,
	2003	2002

Cash flows from operating activities
Net (loss)/income as reported in accordance with U.K. GAAP	$(54,056)	$67,393
Adjustments:
Deferred expenditures — R&D	(64,210)	(24,347)
Amortization — deferred expenditures	102,236	73,343

Net (loss)/income under U.S. GAAP	$(16,030)	$116,389

Adjustments to reconcile net (loss)/income to net cash used in operating activities	—	—

Net cash provided by (used in) operating activities under U.S. GAAP	(16,030)	116,389
Cash flow from investing activities	—	—
Cash flow from financing activities	—	—

Net (decrease)/increase in cash	(16,030)	116,389

US GAAP
Non Cash Investing and Financing Activity:
Push down of purchase accounting adjustments	$17,421,051	—

The functional currency used on these financial statements is not a highly inflationary currency.
The exchange rates used at December, 31st 2003 and December, 31st 2002, were 1.2557 and 1.0483, respectively. The weighted average exchange rates at December, 31st 2003 and December, 31st 2002 were 1.1529 and 0.9459, respectively.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The financial statements of the Roaring Water Bay Spirits Company (GB) Ltd. are prepared in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”) and conform to those generally accepted in the United States (“U.S. GAAP”), in all material respects.
CASTLE BRANDS SPIRITS COMPANY (GB) LIMITED
Cash Flows Data

	Years Ended December 31,

	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(272,188)	$(103,602)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Depreciation and amortization	9,790	2,737
(Increase)/decrease in accounts receivable	70,732	(76,742)
(Increase)/decrease in prepaid expenses and supplies	4,165	(2,780)
(Increase)/decrease in inventory	(47,453)	6,666
Increase/(decrease) in accounts payable and accrued expenses	(7,320)	(53,727)
Increase/(decrease) in due to related party	231,441	238,415
Increase/(decrease) in deferred income	—	—

Total adjustments	261,355	114,569

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(10,833)	10,967

CASH FLOWS FROM INVESTING ACTIVITIES
CASH USED IN INVESTING ACTIVITIES
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds (payments of) notes payable	82,949	(10,967)
Decrease in obligations under capital leases	(16,140)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	66,809	(10,967)

NET INCREASE IN CASH	55,976	—
EFFECTS OF CURRENCY TRANSLATION	3,767	—
CASH — BEGINNING	—	—

CASH — ENDING	$59,743	$—

Reconciliation of cash flow data to U.S. GAAP:

	Year Ended	Year Ended
	December 31,	December 31,
	2003	2002

Cash flows from operating activities under U.K. GAAP
Net loss as reported in accordance with U.K. GAAP	$(272,188)	$(103,602)
Adjustments	—	—

Net loss as reported in accordance with U.S. GAAP	$(272,188)	$(103,602)

Adjustments to reconcile net loss to net cash used in operating activities	—	—

Net cash used in operating activities	$—	$—

Adjustments to reconcile net loss to net cash used in investing activities	—	—

Net cash used in investing activities	$—	$—

Adjustments to reconcile net loss to net cash used in financing activities	—	—

Net cash used in financing activities	$—	$—

      The functional currency used on these financial statements is not a highly inflationary currency.
      The exchange rates used at December 31, 2003 and December 31, 2002 were 1.7785 and 1.6044, respectively.
      The weighted average exchange rates used at December 31, 2003 and December 31, 2002 were 1.66635 and 1.50377, respectively.

SINCE 1806
Gosling's
BLACK SEAL
80 PROOF
BERMUDA
BLACK RUM

CELTIC CROSSING

OLD RUM

CASTLE
BRANDS

BORU
CRAZZBERRY
VODKA

PALLINI
Limoncello
Liqueur

BORU
VODKA

BRADY'S
IRISH CREAM LIQUEUR

3,000,000 Shares
Common Stock

PROSPECTUS

Oppenheimer & Co.

ThinkEquity Partners LLC

Ladenburg Thalmann & Co. Inc.
          Through and including                       , 2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
          The following table sets forth the expenses, other than underwriting discounts and commissions and the underwriters’ non-accountable expense allowance, payable in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee, the NASD filing fee and the American Stock Exchange filing fee. These expenses will be borne by the Registrant.

SEC registration fee	$4,060.65
NASD filing fee	3,950.00
AMEX filing fee	55,000.00
Transfer agent and registrar fees	4,000.00
Accountants’ fees and expenses	400,000.00
Legal fees and expenses (including legal fees related to Blue Sky qualification and NASD filing)	450,000.00
Printing and engraving expenses	150,000.00
Miscellaneous fees and expenses	82,989.40

Total	$1,150,000.00

Item 14.	Indemnification of Directors and Officers
          Section 145 of the Delaware General Corporation Law, or DGCL, permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 145(e) of the DGCL permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the DGCL. Section 145(f) of the DGCL provides that the indemnification and advancement of expense provisions contained in the DGCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.
          Our certificate of incorporation and bylaws provide, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our certificate of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.
          In connection with this offering, we are entering into indemnification agreements with each of our current directors to give these directors additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors. We expect to increase our directors’ and officers’ liability insurance to $10.0 million of coverage.
          The Underwriting Agreement to be filed as Exhibit 1 to this registration statement will provide for indemnification by us and the underwriters for certain civil liabilities.

Item 15.	Recent Sales of Unregistered Securities
          During the three years preceding the filing of this registration statement, we sold the following securities which were not registered under the Securities Act of 1933, as amended:
          From December 3, 1999 through September 11, 2002, Great Spirits Company LLC, the predecessor of our company, issued 400,000 shares representing limited liability company membership interests at various prices up to $30.00 per share to 40 accredited investors, as defined in Rule 501 promulgated under the Securities Act of 1933, for an aggregate offering price of $11.2 million. These membership interests were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. 40,000 of these shares representing membership interests were converted to 40,000 of our Series B convertible preferred shares on February 20, 2003 in reliance on Section 4(2) of the Securities Act of 1933. No commissions or underwriting expenses were paid in connection with this transaction.
          From February 20, 2003 through July 31, 2003, Great Spirits Company LLC sold 107,143 shares of Series A convertible preferred shares at a purchase price of $7.00 per share for an aggregate of $3.8 million to a total of 36 accredited investors. We issued these Series A convertible preferred shares in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with this transaction.
          On August 23, 2003, Great Spirits Company LLC entered into a Revolving Loan Agreement with Keltic Financial Partners, LP, an institutional investor, providing for a $1.5 million financing secured by receivables, inventory and related items. In connection with the financing, Great Spirits Company LLC issued a warrant to the lender, an accredited investor, to purchase up to 100,000 shares of limited liability company membership interest at $6.00 a share. The note and warrant were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with this transaction.
          On December 1, 2003, Great Spirits Company LLC issued 2,068,750 Series C convertible preferred shares at $8.00 per share to 65 accredited investors or non-U.S. residents for an aggregate purchase price of $16.6 million in connection with the acquisition of Roaring Water Bay Spirits Group companies and the merger of Great Spirits Company LLC with our company. In connection with such merger and acquisition our company issued five shares of common stock or Series A or B convertible preferred stock, as applicable, to members of Great Spirits Company LLC for each like share of membership interest. On February 9, 2004, Watch Hill Advisors LLC, a registered broker-dealer, received a placement fee of $1.1 million and a warrant to purchase 107,118 shares of our common stock at $8.00 a share as placement agent for such transaction. We issued these shares and the Series C convertible preferred stock in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering.
          In connection with the acquisition of the Roaring Water Bay Spirits Group companies, on December 1, 2003, we sold an aggregate principal amount of €1,374,750 of our 5% euro denominated convertible subordinated notes due December 1, 2006. On the same day, our wholly owned subsidiary Castle Brands Spirits Group Limited sold an aggregate principal amount of €444,389 of its subordinated notes due December 1, 2006, to four non-U.S. residents and former owners of the Roaring Water Bay Spirits Group companies. In connection with that closing we also sold a 5% subordinated note due July 11, 2007, in the principal amount of €255,000 to FBD International Financial Services, a

non-U.S. resident in connection with the acquisition of minority interest shares in Castle Brands Spirits Group Limited. These notes were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with this transaction.
          On June 9, 2004, our wholly owned subsidiary Castle Brands (USA) Corp. issued an aggregate principal amount of $4.6 million of its 8% senior secured notes which are guaranteed as to payment by our company. These notes were accompanied by warrants to purchase 25 shares of our common stock at $8.00 a share for every $1,000 principal amount of such notes for an aggregate of 116,500 shares, to 27 accredited investors or non-U.S. residents. The notes and warrants were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with this transaction.
          From March through August, 2005, we issued $15.0 million aggregate principal amount of our 6% convertible subordinated promissory notes to two institutional investors, each an accredited investor. The notes are convertible into one share of our common stock for each $7.00 in principal with respect to 40% of the principal amount and $8.00 for the remainder. We issued the notes in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with this transaction.
          From November 30, 2004 through August 2, 2005, we sold an aggregate of 1,300,000 shares of our Series C convertible preferred stock to 116 accredited investors or non-U.S. residents at $8.00 a share for an aggregate purchase price of $10.4 million. Ladenburg Thalmann & Co. Inc., a registered broker-dealer, acted as the placement agent and Potomac Capital Markets, LLC, a registered broker-dealer, acted as sub-placement agent, and together they received aggregate placement fees of $421,330 and we issued warrants to them and/or their designees to purchase an aggregate of 65,000 shares of our common stock at $8.00 per share. We issued these shares to the investors and the placement agent warrants to Ladenburg Thalmann & Co. and its designees and Potomac Capital Markets in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering and Section 901 of the Securities Act of 1933 as an offshore transaction to a non-U.S. person.
          On January 1, 2005, we issued a warrant to purchase 20,000 shares of our common stock at $8.00 per share to Charles Shuler, and on August 23, 2005 we issued a warrant to purchase 100,000 shares of our common stock at $8.00 per share to Fieldstone Partners Inc., each an accredited investor, in return for consulting services. These warrants were issued in reliance upon Section 4(2) of the Securities Act of 1933 as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with this transaction.
          In connection with our purchase of a 60% interest in our strategic export venture with Gosling’s and that venture’s procurement of an exclusive global (except Bermuda) export agreement with Gosling’s Export (Bermuda) Limited, we issued warrants to certain members and/or employees of the Gosling family as of April 1, 2005 for the purchase of 90,000 shares of our common stock at $8.00 per share. We issued this warrant in reliance upon Section 4(2) of the Securities Act of 1933, as a transaction by an issuer not involving a public offering. No commissions or underwriting expenses were paid in connection with the transaction.
          Between August 8, 2003 and November 15, 2005, we granted options to purchase shares of our common stock to our employees and directors under our stock incentive plan at exercise prices ranging from $6.00 to $8.00. Of the options granted under the stock incentive plan as of November 15, 2005, options to purchase an aggregate of 878,500 shares of common stock remain outstanding and options to purchase 104,000 shares have been cancelled and returned to the option plan. None of these options have been exercised. We issued these options in reliance on Rule 701 promulgated under the Securities Act of 1933 in that the securities were offered and sold either pursuant to a written compensatory benefit plan or pursuant to a written contract relating to compensation.
          In addition, each of the share or warrant certificates and each of the notes issued in the transactions listed above bears a restrictive legend permitting the transfer thereof only in compliance with applicable securities laws. The recipients of securities in each of these transactions listed above represented to us their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof. All recipients had adequate access, through their relationship with us or through other access to information provided by us, to information about our company.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number		Exhibit

	1	Form of Underwriting Agreement

2.1		Agreement of Merger and Acquisitions, dated as of July 31, 2003, by and among GSRWB, Inc., The Roaring Water Bay Spirits Group Limited, The Roaring Water Bay Spirits Marketing and Sales Company Limited, Great Spirits Company LLC, Great Spirits Corp., Patrick Rigney, David Phelan, Carbery Milk Products Limited and Tanis Investments Limited

2.2		Amendment to Agreement of Merger and Acquisitions, dated as of October 1, 2003, by and among GSRWB, Inc., The Roaring Water Bay Spirits Group Limited, The Roaring Water Bay Spirits Marketing and Sales Company Limited, Great Spirits Company LLC, Great Spirits Corp., Patrick Rigney, David Phelan, Carbery Milk Products Limited and Tanis Investments Limited

3	.1**	Form of Amended and Restated Certificate of Incorporation of the Registrant

3	.2**	Form of Amended and Restated Bylaws of the Registrant

4	.1*	Form of Common Stock Certificate

4	.2**	Shareholders Agreement, dated as of December 1, 2003, by and among GSRWB, Inc. and the holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and the Common Stockholders

5	.1*	Opinion of Patterson Belknap Webb & Tyler LLP

10	.1***	Export Agreement, dated as of February 14, 2005 between Gosling Partners Inc. and Gosling’s Export (Bermuda) Limited

10	.2**	Amendment No. 1 to Export Agreement, dated as of February 18, 2005, by and among Gosling-Castle Partners Inc. and Gosling’s Export (Bermuda) Limited

10	.3***	National Distribution Agreement, dated as of September 3, 2004, by and between Castle Brands (USA) Corp. and Gosling’s Export (Bermuda) Limited

10	.4**	Subscription Agreement, dated as of February 18, 2005, by and between Castle Brands Inc. and Gosling-Castle Partners Inc.

10	.5**	Stockholders Agreement, dated February 18, 2005, by and among Gosling-Castle Partners Inc. and the persons listed on Schedule I thereto.

10	.6**	Promissory Note, dated February 18, 2005, issued by Castle Brands Inc. in favor of Gosling-Castle Partners Inc.

10	.7***	Agreement, dated as of August 27, 2004, between I.L.A.R. S.p.A. and Castle Brands (USA) Corp.

10	.8***	Supply Agreement, dated as of January 1, 2005, between Irish Distillers Limited and Castle Brands Spirits Group Limited and Castle Brands (USA) Corp.

Exhibit Number		Exhibit

10	.9**	Amendment No. 1 to Supply Agreement, dated as of September 20, 2005, to the Supply Agreement, dated as of January 1, 2005, among Irish Distillers Limited and Castle Brands Spirits Group Limited and Castle Brands (USA) Corp.

10	.10***	Amended and Restated Worldwide Distribution Agreement, dated as of April 16, 2001, by and between Great Spirits Company LLC and Gaelic Heritage Corporation Limited

10	.11***	Bottling and Services Agreement, dated as of September 1, 2002, by and between Terra Limited and The Roaring Water Bay Spirits Company Limited

10	.12**	Amendment to Bottling and Services Agreement, dated as of March 1, 2005, by and between Terra Limited and Castle Brands Spirit Company Limited

10	.13**	Amended and Restated Convertible Note Purchase Agreement, dated as of August 16, 2005, by and between Castle Brands Inc., Mellon HBV SPV LLC and Black River Global Credit Fund Ltd.

10	.14**	Amended and Restated Convertible Promissory Note, dated March 1, 2005, issued by Castle Brands Inc. in favor of Mellon HBV SPV LLC.

10	.15**	Amended and Restated Convertible Promissory Note, dated June 27, 2005, issued by Castle Brands Inc. in favor of Mellon HBV SPV LLC.

10	.16**	Convertible Promissory Note, dated August 16, 2005, issued by Castle Brands Inc. in favor of Black River Global Credit Fund Ltd.

10	.17**	License Agreement, dated December 1, 2003, between The Roaring Water Bay (Research and Development) Company Limited and GSRWB, Inc.

10.18		Amended and Restated Employment Agreement, effective as of May 2, 2005, by and between Castle Brands Inc. and Mark Andrews

10.19		Amended and Restated Employment Agreement, effective as of May 2, 2005, by and between Castle Brands Inc. and T. Kelley Spillane

10	.20**	Employment Agreement, dated as of May 2, 2005 by and between Castle Brands Inc. and Keith A. Bellinger

10	.21**	Summary of employment agreement with Matthew F. MacFarlane

10	.22**	Non-Competition Deed, dated December 1, 2003, between GSRWB, Inc. and David Phelan

10	.23**	Letter Agreement, dated August 4, 2005, between Castle Brands Inc. and David Phelan

10	.23.1	Amendment, dated October 17, 2005, to the Letter Agreement, dated August 4, 2005, between Castle Brands Inc. and David Phelan

10	.24**	Letter Agreement, dated February 15, 2005, between Castle Brands Inc. and Patrick Rigney

10	.25**	Letter Consulting Agreement, dated August 4, 2005, between Castle Brands Inc. and David Phelan

10	.26**	Letter Consulting Agreement, dated August 2, 2005, between Castle Brands Inc. and Patrick Rigney

Exhibit Number		Exhibit

10	.27***	Supply Agreement, dated January 19, 1998, by and between Carbery Milk Products Limited and The Roaring Water Bay Spirits Company Limited

10	.28***	Amendment and Consent, dated March 1, 2003, to Supply Agreement, dated January 19, 1998, by and between Carbery Milk Products Limited and Castle Brands Inc.

10	.29**	Castle Brands Inc. 2003 Stock Incentive Plan, as amended

10	.30**	Amendment to Castle Brands Inc. 2003 Stock Incentive Plan

10	.31**	Letter Agreement, dated as of December 1, 2004, between MHW, Ltd. and Castle Brands (USA) Corp.

10	.32**	Sublease, dated as of June 24, 2004, by and between Silvercrest Asset Management Group, LLC, as successor in interest to James C. Edwards & Co., Inc. and Castle Brands (USA) Corp.

10	.33**	Indenture of Sublease, dated June 2004, by and between Jennifer Dunne and Castle Brand Spirits Company Limited

10	.34**	Office Lease, dated as of February 24, 2000, by and between Great Spirits Company LLC and Crescent HC Investors L.P.

10	.35**	First Amendment to Office Lease, dated March 14, 2001

10	.36**	Second Amendment to Office Lease, dated January 30, 2002

10	.37**	Third Amendment to Office Lease, dated March 28, 2003

10	.38**	Fourth Amendment to Office Lease, dated March 23, 2004

10	.39**	Fifth Amendment to Office Lease, dated June 21, 2005

10	.40**	First Supplemental Trust Indenture, dated as of August 15, 2005, by and between Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee and MHW Ltd., as collateral agent

10	.41**	First Amended and Restated Trust Indenture, dated as of August 15, 2005, by and between Castle Brands (USA) Corp., JPMorgan Chase Bank, as trustee and MHW Ltd., as collateral agent

10	.42**	9% Secured Note dated August 15, 2005 issued by Castle Brand (USA) Corp. in favor of JPMorgan Chase Bank, as trustee

10	.43**	General Security Agreement, dated as of June 1, 2004, by and between Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee

10	.44**	First Amendment to General Security Agreement, dated as of August 15, 2005, by and between Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee

10	.45**	Guaranty of Payment and Performance, dated June 1, 2004, from Castle Brands Inc. to JPMorgan Chase Bank, as trustee

10	.46**	First Amendment to Guarantee of Payment and Performance, dated as of August 15, 2005, by and between Castle Brands Inc. to JPMorgan Chase Bank, as trustee

10	.47**	Collateral Agreement, dated as of June 1, 2004, by and among MHW Ltd., Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee

Exhibit Number		Exhibit

10	.48**	First Amendment to Collateral Agreement, dated as of August 15, 2005, by and among MHW Ltd., Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee

10	.49**	Credit Facility Agreement, dated as of December 16, 2004, by and among Ulster Bank Ireland Limited, Ulster Bank Ltd. and Castle Brands Spirits Company Limited

10	.50**	Credit Facility Agreement, dated as of April 4, 2005, by and among Ulster Bank Ireland Limited, Ulster Bank Ltd. and Castle Brands Spirits Company (GB) Ltd.

10	.51**	Contract, dated as of April 1, 2005, by and between Castle Brands Inc. and BPW LLC

10.52		Amended and Restated Warrant Agreement, dated September 27, 2005, by and between Castle Brands Inc. and Keltic Financial Partners, LP

10.53		Distribution Agreement by and between The Roaring Water Bay Spirits Company Limited and Comans Wholesale Limited dated as of September 15, 2000

10.54		Form of Indemnification Agreement to be entered into with directors

10.55		Agreement, dated October 26, 2000, by and between Ulster Bank Commercial Services Limited and The Roaring Water Bay Spirits Company Limited

10.56		Agreement, dated May 2, 2003, by and between Ulster Bank Commercial Services Limited and The Roaring Water Bay Spirits Company (GB) Limited

16	.1**	Letter from Grodsky Caporrino & Kaufman, PC

21	.1**	List of Subsidiaries of the Registrant

23.1		Consent of Eisner LLP, Independent Registered Public Accounting Firm

23.2		Consent of BDO Simpson Xavier, Independent Registered Public Accounting Firm (The Castle Brands Spirits Company Limited (formerly known as The Roaring Water Bay Spirits Company Limited))

23.3		Consent of BDO Simpson Xavier, Independent Registered Public Accounting Firm (The Roaring Water Bay Spirits Company (GB) Limited)

23	.4*	Consent of Patterson Belknap Webb & Tyler LLP (included in exhibit 5.1)

24	.1**	Power of Attorney (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

**	Previously filed.

***	Confidential treatment requested for certain portions of this exhibit previously filed pursuant to Rule 406 under the Securities Act of 1933, as amended, which portions were omitted and filed separately with the Securities and Exchange Commission.

          (b)           Financial Statement Schedules
Valuation and Qualifying Accounts (in thousands)

		Additions

		Charged to
	Balance at	cost and		Balance at end
Description	beginning of period	expenses	Deductions	of period

Valuation reserve deducted in the balance sheet from the asset to which it applies (in thousands):
Accounts receivable:
9/30/05 Allowance for doubtful accounts	$81	23	—	$104
2005 Allowance for doubtful accounts	58	64	41	81
2004 Allowance for doubtful accounts	50	17	9	58
2003 Allowance for doubtful accounts	47	3	—	50

Inventory:
9/30/05 Allowance for excess and obsolescence	$164	40	—	$204
2005 Allowance for excess and obsolescence	90	74	—	164
2004 Allowance for excess and obsolescence	30	60	—	90
2003 Allowance for excess and obsolescence	—	30	—	30
Deferred Taxes:
9/30/05 Valuation reserve	$5,180	1,797	—	$6,977
2005 Valuation reserve	1,471	3,709	—	5,180
2004 Valuation reserve	—	1,471	—	1,471
2003 Valuation reserve	—	—	—	—

Item 17.	Undertakings
          The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
          The undersigned registrant hereby undertakes that:
          (1)           For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
          (2)           For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of November, 2005.

CASTLE BRANDS INC.

By:	/s/ Mark Andrews

Mark Andrews

Chairman of the Board and

Chief Executive Officer
          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mark Andrews Mark Andrews	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	November 15, 2005

/s/ Keith A. Bellinger Keith A. Bellinger	President, Chief Operating Officer and Secretary (Principal Financial Officer)	November 15, 2005

/s/ Matthew F. MacFarlane Matthew F. MacFarlane	Senior Vice President and Chief Financial Officer (Principal Accounting Officer)	November 15, 2005

* John F. Beaudette	Director	November 15, 2005

* Robert J. Flanagan	Director	November 15, 2005

* Colm Leen	Director	November 15, 2005

* Phillip Frost, M.D.	Director	November 15, 2005

* Richard Morrison	Director	November 15, 2005

* Frederick M.R. Smith	Director	November 15, 2005

S-1

Signature	Title	Date

* Kevin P. Tighe	Director	November 15, 2005

*By: /s/ Mark Andrews Mark Andrews	Attorney-in-fact

S-2

INDEX

Exhibit Number		Exhibit

	1	Form of Underwriting Agreement

2.1		Agreement of Merger and Acquisitions, dated as of July 31, 2003, by and among GSRWB, Inc., The Roaring Water Bay Spirits Group Limited, The Roaring Water Bay Spirits Marketing and Sales Company Limited, Great Spirits Company LLC, Great Spirits Corp., Patrick Rigney, David Phelan, Carbery Milk Products Limited and Tanis Investments Limited

2.2		Amendment to Agreement of Merger and Acquisitions, dated as of October 1, 2003, by and among GSRWB, Inc., The Roaring Water Bay Spirits Group Limited, The Roaring Water Bay Spirits Marketing and Sales Company Limited, Great Spirits Company LLC, Great Spirits Corp., Patrick Rigney, David Phelan, Carbery Milk Products Limited and Tanis Investments Limited

3	.1**	Form of Amended and Restated Certificate of Incorporation of the Registrant

3	.2**	Form of Amended and Restated Bylaws of the Registrant

4	.1*	Form of Common Stock Certificate

4	.2**	Shareholders Agreement, dated as of December 1, 2003, by and among GSRWB, Inc. and the holders of shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and the Common Stockholders

5	.1*	Opinion of Patterson Belknap Webb & Tyler LLP

10	.1***	Export Agreement, dated as of February 14, 2005 between Gosling Partners Inc. and Gosling’s Export (Bermuda) Limited

10	.2**	Amendment No. 1 to Export Agreement, dated as of February 18, 2005, by and among Gosling-Castle Partners Inc. and Gosling’s Export (Bermuda) Limited

10	.3***	National Distribution Agreement, dated as of September 3, 2004, by and between Castle Brands (USA) Corp. and Gosling’s Export (Bermuda) Limited

10	.4**	Subscription Agreement, dated as of February 18, 2005, by and between Castle Brands Inc. and Gosling-Castle Partners Inc.

10	.5**	Stockholders Agreement, dated February 18, 2005, by and among Gosling-Castle Partners Inc. and the persons listed on Schedule I thereto.

10	.6**	Promissory Note, dated February 18, 2005, issued by Castle Brands Inc. in favor of Gosling-Castle Partners Inc.

10	.7***	Agreement, dated as of August 27, 2004, between I.L.A.R. S.p.A. and Castle Brands (USA) Corp.

10	.8***	Supply Agreement, dated as of January 1, 2005, between Irish Distillers Limited and Castle Brands Spirits Group Limited and Castle Brands (USA) Corp.

10	.9**	Amendment No. 1 to Supply Agreement, dated as of September 20, 2005, to the Supply Agreement, dated as of January 1, 2005, among Irish Distillers Limited and Castle Brands Spirits Group Limited and Castle Brands (USA) Corp.

Exhibit Number		Exhibit

10	.10***	Amended and Restated Worldwide Distribution Agreement, dated as of April 16, 2001, by and between Great Spirits Company LLC and Gaelic Heritage Corporation Limited

10	.11***	Bottling and Services Agreement, dated as of September 1, 2002, by and between Terra Limited and The Roaring Water Bay Spirits Company Limited

10	.12**	Amendment to Bottling and Services Agreement, dated as of March 1, 2005, by and between Terra Limited and Castle Brands Spirit Company Limited

10	.13**	Amended and Restated Convertible Note Purchase Agreement, dated as of August 16, 2005, by and between Castle Brands Inc., Mellon HBV SPV LLC and Black River Global Credit Fund Ltd.

10	.14**	Amended and Restated Convertible Promissory Note, dated March 1, 2005, issued by Castle Brands Inc. in favor of Mellon HBV SPV LLC.

10	.15**	Amended and Restated Convertible Promissory Note, dated June 27, 2005, issued by Castle Brands Inc. in favor of Mellon HBV SPV LLC.

10	.16**	Convertible Promissory Note, dated August 16, 2005, issued by Castle Brands Inc. in favor of Black River Global Credit Fund Ltd.

10	.17**	License Agreement, dated December 1, 2003, between The Roaring Water Bay (Research and Development) Company Limited and GSRWB, Inc.

10.18		Amended and Restated Employment Agreement, effective as of May 2, 2005, by and between Castle Brands Inc. and Mark Andrews

10.19		Amended and Restated Employment Agreement, effective as of May 2, 2005, by and between Castle Brands Inc. and T. Kelley Spillane

10	.20**	Employment Agreement, dated as of May 2, 2005 by and between Castle Brands Inc. and Keith A. Bellinger

10	.21**	Summary of employment agreement with Matthew F. MacFarlane

10	.22**	Non-Competition Deed, dated December 1, 2003, between GSRWB, Inc. and David Phelan

10	.23**	Letter Agreement, dated August 4, 2005, between Castle Brands Inc. and David Phelan

10	.23.1	Amendment, dated October 17, 2005, to the Letter Agreement, dated August 4, 2005, between Castle Brands Inc. and David Phelan.

10	.24**	Letter Agreement, dated February 15, 2005, between Castle Brands Inc. and Patrick Rigney

10	.25**	Letter Consulting Agreement, dated August 4, 2005, between Castle Brands Inc. and David Phelan

10	.26**	Letter Consulting Agreement, dated August 2, 2005, between Castle Brands Inc. and Patrick Rigney

10	.27***	Supply Agreement, dated January 19, 1998, by and between Carbery Milk Products Limited and The Roaring Water Bay Spirits Company Limited

Exhibit Number		Exhibit

10	.28***	Amendment and Consent, dated March 1, 2003, to Supply Agreement, dated January 19, 1998, by and between Carbery Milk Products Limited and Castle Brands Inc.

10	.29**	Castle Brands Inc. 2003 Stock Incentive Plan, as amended

10	.30**	Amendment to Castle Brands Inc. 2003 Stock Incentive Plan

10	.31**	Letter Agreement, dated as of December 1, 2004, between MHW, Ltd. and Castle Brands (USA) Corp.

10	.32**	Sublease, dated as of June 24, 2004, by and between Silvercrest Asset Management Group, LLC, as successor in interest to James C. Edwards & Co., Inc. and Castle Brands (USA) Corp.

10	.33**	Indenture of Sublease, dated June 2004, by and between Jennifer Dunne and Castle Brand Spirits Company Limited

10	.34**	Office Lease, dated as of February 24, 2000, by and between Great Spirits Company LLC and Crescent HC Investors L.P.

10	.35**	First Amendment to Office Lease, dated March 14, 2001

10	.36**	Second Amendment to Office Lease, dated January 30, 2002

10	.37**	Third Amendment to Office Lease, dated March 28, 2003

10	.38**	Fourth Amendment to Office Lease, dated March 23, 2004

10	.39**	Fifth Amendment to Office Lease, dated June 21, 2005

10	.40**	First Supplemental Trust Indenture, dated as of August 15, 2005, by and between Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee and MHW Ltd., as collateral agent

10	.41**	First Amended and Restated Trust Indenture, dated as of August 15, 2005, by and between Castle Brands (USA) Corp., JPMorgan Chase Bank, as trustee and MHW Ltd., as collateral agent

10	.42**	9% Secured Note dated August 15, 2005 issued by Castle Brand (USA) Corp. in favor of JPMorgan Chase Bank, as trustee

10	.43**	General Security Agreement, dated as of June 1, 2004, by and between Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee

10	.44**	First Amendment to General Security Agreement, dated as of August 15, 2005, by and between Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee

10	.45**	Guaranty of Payment and Performance, dated June 1, 2004, from Castle Brands Inc. to JPMorgan Chase Bank, as trustee

10	.46*	First Amendment to Guarantee of Payment and Performance, dated as of August 15, 2005, by and between Castle Brands Inc. to JPMorgan Chase Bank, as trustee

10	.47**	Collateral Agreement, dated as of June 1, 2004, by and among MHW Ltd., Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee

Exhibit Number		Exhibit

10	.48**	First Amendment to Collateral Agreement, dated as of August 15, 2005, by and among MHW Ltd., Castle Brands (USA) Corp. and JPMorgan Chase Bank, as trustee

10	.49**	Credit Facility Agreement, dated as of December 16, 2004, by and among Ulster Bank Ireland Limited, Ulster Bank Ltd. and Castle Brands Spirits Company Limited

10	.50**	Accounts Receivable Credit Facility Agreement, dated as of April 4, 2005, by and among Ulster Bank Ireland Limited, Ulster Bank Ltd. and Castle Brands Spirits Company Limited

10	.51**	Contract, dated as of April 1, 2005, by and between Castle Brands Inc. and BPW LLC

10.52		Amended and Restated Warrant Agreement, dated September 27, 2005, by and between Castle Brands Inc. and Keltic Financial Partners, LP

10.53		Distribution Agreement by and between The Roaring Water Bay Spirits Company Limited and Comans Wholesale Limited dated as of September 15, 2000

10.54		Form of Indemnification Agreement to be entered into with directors

10.55		Agreement, dated October 26, 2000, by and between Ulster Bank Commercial Services Limited and The Roaring Water Bay Spirits Company Limited

10.56		Agreement, dated May 2, 2003, by and between Ulster Bank Commercial Services Limited and The Roaring Water Bay Spirits Company (GB) Limited

16	.1**	Letter from Grodsky Caporrino & Kaufman, PC

21	.1**	List of Subsidiaries of the Registrant

23.1		Consent of Eisner LLP, Independent Registered Public Accounting Firm

23.2		Consent of BDO Simpson Xavier, Independent Registered Public Accounting Firm (The Castle Brands Spirits Company Limited (formerly known as The Roaring Water Bay Spirits Company Limited))

23.3		Consent of BDO Simpson Xavier, Independent Registered Public Accounting Firm (The Roaring Water Bay Spirits Company (GB) Limited)

23	.4*	Consent of Patterson Belknap Webb & Tyler LLP (included in exhibit 5.1)

24	.1**	Power of Attorney (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

**	Previously filed

***	Confidential treatment requested for certain portions of this previously filed exhibit pursuant to Rule 406 under the Securities Act of 1933, as amended, which portions were omitted and filed separately with the Securities and Exchange Commission.